As confidentially submitted to the Securities and Exchange Commission on August 17, 2018.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333- ______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 4
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAPITAL BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	6021	52-2083046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Church Street
Rockville, Maryland 20850
(240) 283-0416
(Address, Including Zip Code, of Registrant’s Principal Executive Offices)
Edward F. Barry
Chief Executive Officer
Capital Bancorp, Inc.
One Church Street
Rockville, Maryland 20850
(240) 283-0416
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Kevin M. Houlihan, Esq. William H. Levay, Esq. Holland & Knight LLP 800 17th Street, Suite 1100 Washington, D.C. 20006 (202) 955-3000	Frank M. Conner III, Esq. Michael P. Reed, Esq. Christopher J. DeCresce, Esq. Covington & Burling LLP One City Center 850 Tenth Street, NW Washington, D.C. 20001 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE
Title of each Class of Security to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share

(1)
Includes shares of common stock to be sold by the selling shareholders and shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares in the offering.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED          , 2018
PRELIMINARY PROSPECTUS
        Shares
[Capital Bancorp Logo]
Common Stock
This prospectus relates to the initial public offering of Capital Bancorp, Inc. We are offering          shares of our common stock. The selling shareholders identified in this prospectus are offering an additional          shares of our common stock. We will not receive any proceeds from sales of shares by the selling shareholders.
Prior to this offering, there has been no established public market for our common stock. We currently estimate that the initial public offering price of our common stock will be between $          and $          per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “CBNK.”
We are an “emerging growth company” as defined under the federal securities laws, and may take advantage of reduced public company reporting and relief from certain other requirements otherwise generally applicable to public companies. See “Implications of Being an Emerging Growth Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$
_______________

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for additional information.
We have granted the underwriters an option to purchase up to an additional          shares of our common stock at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of our common stock that you purchase in this offering are not deposits, savings accounts or other obligations of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The underwriters expect to deliver our common stock to purchasers on or about               , 2018, subject to customary closing conditions.

Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

The date of this prospectus is               , 2018

i

About This Prospectus
In this prospectus, unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” “the Company” and “Capital” refer to Capital Bancorp, Inc. and its wholly owned subsidiaries, Capital Bank, N.A., which we sometimes refer to as “Capital Bank,” “the Bank” or “our Bank,” and Church Street Capital, LLC. “Church Street Capital” or “CSC” refer to our wholly owned subsidiary, Church Street Capital, LLC.
This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”
Unless otherwise stated, all information in this prospectus gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
The information contained in this prospectus, or any free writing prospectus prepared by or on behalf of us or to which we have referred you, is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our assets, business, cash flows, condition (financial or otherwise), liquidity, prospects or results of operations may have changed since that date.
You should not interpret the contents of this prospectus, or any free writing prospectus prepared by or on behalf of us or to which we have referred you, to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
We, the selling shareholders and the underwriters have not authorized anyone to provide any information to you other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where such offer is not permitted.
“Capital Bank” and its logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ® or the ™ or symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.
Market and Industry Data
This prospectus includes government, industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change

ii

based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in total annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•
we are permitted to present only two years of audited financial statements, in addition to any required interim financial statements, and only two years of related discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
we are exempt from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.07 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would no longer be an emerging growth company as of the following December 31. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
In addition to reduced disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes, before making an investment decision. Unless otherwise stated, all information in this prospectus gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Who We Are
We are Capital Bancorp, Inc., a bank holding company and a Maryland corporation, and we operate primarily through our wholly owned subsidiary, Capital Bank, N.A., a commercial-focused community bank based in the Washington, D.C. and Baltimore metropolitan areas. We serve businesses, not-for-profit associations and entrepreneurs throughout the region by partnering with them to design tailored financial solutions supported by customized technology and “client first” advice. Capital Bank is headquartered in Rockville, Maryland and operates a branch-lite model through five commercial bank branches, five mortgage offices, two loan production offices, a limited service branch and three corporate and operations facilities located in key markets throughout our operating area. As of June 30, 2018, we had total assets of $1.1 billion , total loans held for investment of $920.8 million , total deposits of $938.4 million , and total stockholders’ equity of $87.0 million .
Capital Bank has three divisions: Commercial Banking; Church Street Mortgage, our residential mortgage banking arm, which is sometimes referred to herein as CSM; and OpenSky, a secured, digitally-driven nationwide credit card platform. Our Commercial Banking division accounted for approximately 94% , or $1.0 billion , of Capital Bank’s total assets at June 30, 2018. The Commercial Banking division’s nine commercial loan officers, three commercial real estate loan officers and ten deposit-focused business development officers provide high quality service, customized solutions and tailored advice to commercial clients in Capital Bank’s operating markets.
The Church Street Mortgage division originates conventional and government-guaranteed residential mortgage loans on a nationwide basis for sale into the secondary market and in certain, limited circumstances for the Bank’s loan portfolio. For the six months ended June 30, 2018, the Church Street Mortgage division originated $183.3 million in residential loans for sale into the secondary market. For the year ended December 31, 2017, the Church Street Mortgage division originated more than $435.8 million in residential loans for sale into the secondary market.
The OpenSky division provides secured credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores. OpenSky’s secured cards operate on a fully digital and mobile enabled platform with all marketing and application procedures conducted through its website and mobile applications. A deposit equal to the full credit limit of the card is made into a noninterest-bearing demand account with the Bank when the account is opened and the deposit is required to be maintained throughout the life of the card. U sing our proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis) the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit . As of June 30, 2018, OpenSky credit card balances were $32.5 million , of which $ 30.7 million were fully secured. Total noninterest bearing collateral deposit account balances were $59.0 million as of the same date.
Our Growth and Performance
Over the past five years, we have executed a strategy leading to rapid organic growth and consistent profitability. The following tables highlight our growth in assets, loans, deposits, credit card accounts and certain profitability metrics for the five years ended December 31, 2017, 2016, 2015, 2014 and 2013, for the six months ended June 30, 2018 and, with respect to diluted earnings per share, for the six months ended June 30, 2017.

1

Loans Held for Investment ($ in millions)	Deposits ($ in millions)
CAGR: 19.8%	CAGR: 22.6%

Return on Average Assets(1)(5)(6)	Return on Average Equity(1)(5)(6)

Net Interest Margin(2)(3)(5)(6)	Number of Credit Card Accounts
CAGR: 48.2%

2

Tangible Book Value Per Share(4)(7)	Diluted Earnings Per Share(1)(5)(7)
CAGR: 11.7%

_______________

(1)	Financial information as of and for the year ended December 31, 2013 excludes the effect of bargain purchase gains.

(2)	Peer group consists of: EGBN, SASR, OLBK, ANCX, SONA, TCFC, JMSB, HBMD and FVCB. Peer data per S&P Global Market Intelligence.

(3)	Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period.

(4)
This financial measure is not recognized under generally accepted accounting principles, or GAAP, and is therefore considered to be a non-GAAP measure. See “—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this financial measure to its most comparable GAAP financial measure.

(5)
Presentation of this financial measure as of or for the year ended December 31, 2017 excludes the effects of certain non-recurring expenses incurred with the conversion of our credit card processing systems and the revaluation of our deferred tax assets due to the effects of the recently enacted Pub. L. 115-97, commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act. See “—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this financial measure to its most comparable GAAP financial measure.

(6)	June 30, 2018 performance data has been annualized.

(7)
Gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

Our Competitive Strengths
Behind our success is a core set of operating principles that have guided our decision making and enabled Capital Bank to achieve a combination of high growth and strong profitability, including:
Sales-Focused, Entrepreneurial Culture : We have deliberately designed our management structure to be horizontal, thereby giving our associates the ability to have a voice in the business, make decisions and influence strategy. Our reward and recognition programs encourage assertiveness and our associates embrace the transparency and accountability of our disciplined approach to performance evaluations. Individual sales goals and objectives are regularly re-evaluated and adjusted, and progress toward these goals is regularly assessed to ensure our overall corporate objectives are being met. This deliberate approach to talent management encourages and rewards entrepreneurship and has allowed us to attract highly qualified staff . An example of our entrepreneurial spirit is our establishment of Church Street Capital, a small mezzanine lender wholly owned by Capital Bancorp, Inc., after one of our commercial loan officers identified an opportunity to fill a void in the local market. Church Street Capital has originated more than $25 million of commercial loans since its inception in 2014, of which we have retained approximately $ 0.8 million for our own portfolio. Further illustrating the success of our approach, in 2017, Ernst & Young recognized our CEO, Edward Barry, as the Entrepreneur of the Year in the Mid-Atlantic region, Financial Services category.
Well-Positioned in Dynamic and Fast-Growing Markets: The Washington, D.C. and Baltimore metropolitan areas comprise one of the most attractive regions in the United States. With the federal government’s location in Washington, D.C., the broader region benefits from consistent population growth and remains well positioned to capitalize on any increase in government spending and infrastructure. According to the U.S. Census Bureau, the Washington, D.C. and Baltimore, Maryland metropolitan statistical areas, or MSAs, include the four wealthiest counties in the United States,

3

as well as five of the 10 wealthiest counties (as measured by median household income). Overall, the Washington, D.C. MSA ranks first out of the largest 20 MSAs (ranked by population) in income levels with a current median household income of approximately $99,400, which is approximately 63% higher than the national average.
Historically, the Bank’s operations have primarily focused on the Washington, D.C. MSA, where we currently operate four of our five commercial bank locations, a mortgage office, a limited service branch and a loan production office.  We initially expanded into the Baltimore, Maryland MSA with two mortgage offices and recently opened a full service banking location in Columbia, Maryland.  Our management views the Baltimore, Maryland MSA as a target market for potential future expansion.  In addition to the Bank’s new full service banking office located in Columbia, Howard County, Maryland, which is one of the five wealthiest counties in the United States, as noted above, we recently opened a full service banking location in Reston, Fairfax County, Virginia, which is also one of the five wealthiest counties in the United States, as noted above.  Although we have less than 1% deposit market share in Howard and Fairfax counties, we believe that we have the ability to continue our historical growth by serving the middle market businesses and their owners in the Washington, D.C. and Baltimore, Maryland MSAs who prefer high quality service and local decision making that is unavailable at larger, out-of-market banking institutions.  We believe we can continue to tap into the growth and wealth of our primary markets to continue strengthening the performance of our franchise.
Strong Board and Management Team with an Ownership Mentality : Our management team brings over 189 years of experience in banking, both locally in the Washington, D.C. and Baltimore metropolitan areas and nationally. Our management team is particularly strong in the areas of data analysis and marketing and technology deployment, consistent with our sales-focused culture, as well as credit analysis and structuring, consistent with our commitment to risk management. We have assembled a team of experts in their respective fields, which has contributed to our growth and consistent profitability while effectively managing risk by combining the local knowledge and customer intimacy of a community bank with the strategic and operational expertise of a larger financial institution. In addition, our management team and our board of directors think and act like owners and place the creation of shareholder value at the center of everything they do. As of June 30, 2018, our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities beneficially owned approximately 56% of our outstanding shares of common stock. Many of these individuals and families have been shareholders of Capital since its initial recapitalization led by our Chairman Stephen Ashman in 2002.
Differentiation Through the Application of Technology: We embrace technology and believe it offers us significant opportunities to challenge the status quo and improve our responsiveness to customers’ evolving needs. Our value proposition is primarily driven by our consultative approach to deploying technologies that deliver value for customers and we employ a dedicated in-house team of specialists to tailor practical solutions for our customers. We regularly deploy solution specialists on sales calls with our business development officers, particularly those focused on deposit gathering, to demonstrate our ability to customize technology solutions for clients in an effort to facilitate their operations. For example, we designed and implemented a solution that allowed a freight company to remotely scan check payments along with corresponding invoices, thereby enabling greater efficiency through time savings and streamlined workflows, a reduction in disparate systems, and control over our customers’ working capital. In another recent case, we enabled a not-for-profit customer to leverage data being collected from remote deposit capture to create a database of donors that could be electronically parsed between entities and individuals, which allows the customer to mine its database and provides the customer with a better understanding of its primary donors. We constantly seek similar opportunities to add unique value to our customers and deepen our existing relationships.
We have also developed proprietary technology, such as our Apollo customer acquisition system for OpenSky secured credit cards, which improves our customers’ experience with our OpenSky credit cards and increases customer profitability. Our Apollo customer acquisition system is our application processing engine that combines licensed technology with proprietary coding to workflows. The primary decision engine software, which we license, manages the workflow of each application and contacts relevant third-party data services for identity verification and to satisfy other approval criteria. We have customized the licensed software to create a user interface for our customer service group that enables them to check the status of any given application, answer questions for applicants, and manage the application process as contemplated by our policies. Finally, we have built an operational database to process applicant data and analyze performance of our sales pipeline. The implementation of the Apollo system has resulted in 269%

4

new customer growth since its launch in February 2015, with more than 70% of new customers applying and being approved for a credit card through a mobile device.
Expertise in Structuring Complex Credit : Our loan officers become their customers’ trusted advisors and structure customized credit solutions to assist these customers in achieving their business initiatives. Our lending team, led by the Bank’s President, Scot Browning, collaborates with customers to transform complex credit transactions into creative solutions that address customers’ business and personal needs while remaining highly profitable for the Bank. This approach often enables us to overcome price-led competition as demonstrated by our net interest margin of 4.27% (excluding secured credit card) for the six months ended June 30, 2018. Our limited commercial net charge-offs since the beginning of 2013 and non-performing assets of 0.35% of total assets as of June 30, 2018 exemplify the knowledge and analysis we bring to the underwriting process.
Emphasis on Regulatory Compliance and Risk Management: Compliance and risk management are a priority at Capital Bank. Our mortgage business was designed with compliance and risk controls as a centerpiece that has endured as we have continued to scale the business. Our Commercial Banking division has also adopted a proactive approach to risk and frequently reviews our commercial loan portfolios for potentially weakening credits in order to manage them aggressively out of the Bank while they are still “bankable.” When problems arise, issues are diagnosed, expediently addressed and reported to senior management and the board of directors of the Bank or the Company, as applicable, followed by an open dialogue focused on improving our process. We also conduct semi-annual stress tests of our commercial loan portfolio to assess potential losses based on both reductions in cash flow and real estate collateral values. Further, we proactively back-test our construction loan portfolio for realized sales values as compared to estimated values at underwriting down to the sub-market level to test for emerging trends in real estate valuations. Compliance and risk functions are critical tools for our managers, helping them assess and design new initiatives and creative solutions for our clients.
Differentiated Business Model : Operating our branch-lite commercial banking business model in conjunction with our national, scalable consumer lending platforms, we have achieved compound annual growth rates in both assets and loans since December 31, 2013 of 19.0% and 19.8% , respectively, as well as increasing our core deposits 131% between December 31, 2013 and June 30, 2018. Our OpenSky credit card division further supplements our core funding growth, having experienced growth in its noninterest bearing deposit balances from $14.1 million to $59.0 million over the same period, equivalent to a compound annual growth rate of 37.5% . Our Columbia, Maryland branch, which opened in June 2017, and our Reston, Virginia branch, which opened in June 2018, were the only branches we added to our network during this time period. We have achieved substantial growth while delivering consistent strong profitability. Our capabilities in sales management, marketing, data and analytics create additional opportunities for greater synergies and cross-sales across our divisions. Further, our balance sheet is well positioned to manage rising interest rates given the duration of our assets and heavy emphasis on floating interest rates in our loan portfolio. As of June 30, 2018, approximately 63% of our loan portfolio consisted of floating rate credits. As a result, an increase of 100 basis points in interest rates is estimated to increase our net interest income by 6.0% based on our most recent interest rate risk, or IRR, analysis.
Our Management and Board
Our senior management team is comprised of experienced banking professionals with a diverse mix of backgrounds, having served in executive management roles both locally and nationally with institutions ranging in size from traditional community banks to the largest global banking institutions. Our team combines sales, credit, marketing and analytics and risk management functions bringing the capabilities of a much larger institution to bear in the execution of our strategies. Additionally, our senior executives have frequently been able to recruit high quality members of their teams from prior institutions to add further depth and skill to our management team. Certain biographical information of our senior executives is as follows:
Edward F. Barry. Mr. Barry has served as our Chief Executive Officer since 2012. Since that time, Capital Bank has rapidly expanded throughout the Washington, D.C. and Baltimore metropolitan areas. Under Mr. Barry’s leadership, Capital Bank has consistently been recognized as one of the top performing banks in the U.S. In 2017, he was named an Ernst & Young Entrepreneur of the Year for the Mid-Atlantic region. Prior to joining the Bank, Mr. Barry was Senior

5

Vice President, Product Marketing and Analytics at Capital One Bank where he led the product, analytics and marketing teams for the Small Business and Business Banking divisions. Prior to that he was with Bank of America as a Senior Vice President, serving in a variety of marketing and strategy roles across the consumer and commercial banks. He also worked at Ernst & Young/Cap Gemini, where he was a consultant in the Strategy and Transformation practice, responsible for creating and implementing initiatives to drive clients’ e-business sales and marketing strategies.
Scot R. Browning . Mr. Browning has served as President of the Bank since its recapitalization by the current ownership group in 2002 and has over 30 years of banking experience, with a concentration in commercial lending. He currently oversees the commercial lending department, which has grown from $13.5 million to over $741.3 million in funded loans, during his tenure. In addition, he manages loan administration and business development. From 1997 to 2002, prior to joining the Bank, he was Senior Vice President, Corporate Lending at United Bank in Bethesda, Maryland and at Century National Bank prior to its acquisition by United Bank.
Alan W. Jackson. Mr. Jackson, a certified public accountant, joined the Company and the Bank as our Chief Financial Officer in late 2017. Mr. Jackson’s over 30 years of prior experience includes consulting to community banks, serving as chief financial officer to several community banks (including two publicly traded banks), and leading the product teams developing community banking software. Prior to joining the Bank, Mr. Jackson was Senior Managing Director in the Consulting Division at FinPro, Inc., from January 2017 to December 2017, where he was responsible for advising bank clients on strategic initiatives to increase profitability and reduce their risk profiles. Prior to that he led product teams with software development efforts at both S&P Global Market Intelligence (formerly SNL Financial LC), from June 2015 to July 2016, and Banker’s Dashboard, LLC from July 2011 to June 2015. For over 20 years of his career, Mr. Jackson served as chief financial officer of three community banks, two of which began as de novo institutions. Throughout his banking career, he has been involved in all facets of community bank management, from inception to growth and including mergers and acquisitions.
Kathy M. Curtis. Ms. Curtis, who joined the Bank in 2002, serves as our Chief Risk/Compliance Officer, Bank Secrecy Act Officer, Chief Information Security Officer and Community Reinvestment Act Officer and has over 30 years of banking experience, including 15 years of experience with the Company. Ms. Curtis is charged with ensuring the Bank’s regulatory compliance, and ensuring that our Bank Secrecy Act and Information Security programs meet all requirements of the Office of the Comptroller of the Currency, or OCC, Federal Financial Institutions Examination Council, or FFIEC, Financial Crimes Enforcement Network, or FinCEN, and other regulatory authorities. Prior to joining the Bank, Ms. Curtis was employed by Century National Bank from 1985 until its acquisition by United Bank in 2001. During her 16 years at Century National Bank, Ms. Curtis held a variety of positions across the loan department before becoming its Compliance Officer and Bank Secrecy Act Officer.
Nick Bryan. Mr. Bryan, who joined the Bank in 2013, serves as our Chief Marketing Officer and as General Manager of the OpenSky credit card division. Mr. Bryan also manages the Bank’s data analytics platforms and works to integrate our data analytics and marketing functions to enhance our operational efficiency. Prior to joining the Company in 2013, Mr. Bryan spent more than eight years in various roles with Capital One, from corporate finance to product marketing and operations. Mr. Bryan also held various roles at Donaldson, Lufkin & Jenrette, including working on the launch of the first internet-based capital markets and alternative investments groups.
Eric M. Suss. Mr. Suss has served as our Chief Human Resources Officer since 2012 and is responsible for attracting top level executives to the Company in a highly competitive market. Mr. Suss has nearly 20 years of experience in human resources ranging from consulting for Arthur Andersen to nearly a decade of international human resources experience for the world’s leading provider of intellectual property outsourced solutions, CPA Global, where he served in multiple human resources positions.
Kathy Yamada. Ms. Yamada, who joined the Bank in 2010, serves as our Chief Credit Officer and has over 25 years of banking experience. She is responsible for the Bank’s credit administration function including credit policy, loan approval process, loan quality, portfolio risk management and special assets. Since joining the Bank in 2010, Ms. Yamada has successfully managed the reduction in the Bank’s criticized, classified and overall non-performing asset levels. Ms. Yamada’s prior banking experience includes a 20 year career with Equitable Bank, headquartered in Wheaton,

6

Maryland, as Senior Vice President, responsible for managing the bank’s loan origination and credit administration functions and managing the residential mortgage loan origination division.
Karl Dicker. Mr. Dicker joined the Bank in 2018 as Chief Operating Officer.  He currently oversees the deposit operations, branch distribution, information technology and product organizations of the Bank. Prior to joining the Bank, Mr. Dicker was Senior Vice President at Capital One Bank where he led Treasury Management Strategy, Marketing & Analytics and served as Head of Enterprise Payments.  Mr. Dicker spent more than 16 years at Capital One in various other positions across consumer, business and commercial business lines in functional roles ranging from corporate strategy to operations to sales enablement to business transformation and analysis.
Our Board is comprised of talented individuals and very experienced bankers, some of whom collaborated previously to successfully operate Capital Bank, NA (established June 18, 1974), which was ultimately sold in 1998 to FCNB Bank. These individuals identified an opportunity to collaborate again at the Company in 2002. Our directors are widely known as leading businessmen and -women and entrepreneurs in the Washington, D.C. and Baltimore metropolitan areas and includes three individuals with prior experience as a director of a publicly traded company. Our directors’ diverse experience spans commercial real estate development, sophisticated accounting and tax matters, operating companies, professional services and not-for-profit associations.
Our Business Strategy
Regulations, technology and competition have fundamentally impacted the economics of the banking sector. We believe that by using technology-enabled strategies and advice-based solutions, we can deliver strong and attractive shareholder returns in excess of our cost of capital. We frequently re-evaluate our underlying assumptions, strategies and tactics and believe we can nimbly change our approaches when market conditions dictate. We have adopted the following strategies that we believe will continue to drive growth while maintaining consistent profitability and enhancing shareholder value:
Deliver premium advice-based solutions that drive organic loan and core deposit growth with corresponding superior net interest margin

•	Serve as financial partners to our customers, helping them to grow their businesses through advice-based financial solutions;

•	Endeavor to provide comprehensive loan and deposit solutions to our customers that are tailored to their needs;

•	Expand expertise in the non-profit, basic industries, fiduciary and community lending groups while building a greater presence in the government contracting sector;

•
Capitalize on market dislocation from recent in-market acquisitions to continue to attract top sales talent, like our Fiduciary Banking Team and the leader of our Business Banking group, and acquire new commercial banking relationships from local competitors; and

•	Selectively add banking centers where sales teams have already proved an ability to capture market share and leverage customer relationships.
Leverage technology to improve the customer experience and loyalty and deliver operational efficiencies

•	Use solution structuring and customized technology implementation as differentiators to add value to clients with complex needs and deepen our relationships within our existing customer base;

•	Deploy technologies that better support our lending associates and simplify our processes;

•	Maximize the potential of web-based and mobile banking applications to drive core funding while maintaining our branch-lite business model; and

7

•	Enhance cross-selling capabilities among our OpenSky, Church Street Mortgage and Commercial Banking division customers.
Increase scale in our consumer fee based platforms through delivery of high value products and services

•
Utilize our customer acquisition system, Apollo, and leverage our investment in a new core processing system, together with our expertise in data, analytics and marketing, to deliver new products and services and grow our secured credit card business;

•	Retain OpenSky customers that “graduate” from our secured credit product through the limited use of partially unsecured credit products; and

•
Expand our purchase-oriented mortgage loan sales both in-market and in adjacent markets through the hiring of high quality mortgage originators and continuing to improve on our direct to consumer marketing channels.

Pursue acquisitions opportunistically

•	Seek strategic acquisitions in Washington, D.C., Baltimore, Maryland, and surrounding metropolitan areas;

•	Evaluate specialty finance company opportunities where we can add value through increasing interest and fee income and leveraging our management’s expertise and existing strategic assets; and

•	Use our management’s and Board’s expertise to structure transactions that minimize integration and execution risk for the Bank.
Summary Demographic and Other Market Data
According to the U.S. Census Bureau, the Washington, D.C. and Baltimore, Maryland MSAs include the four wealthiest counties in the United States, as well as five of the 10 wealthiest counties. Overall, the Washington, D.C. MSA ranks first out of the largest 20 MSAs (ranked by population) in income levels with a current median household income of approximately $99,400, which is approximately 63% higher than the national average. Additionally, the Washington, D.C. MSA is currently the sixth largest MSA in the United States with a total population of more than 6.2 million people (and when combined with the Baltimore, Maryland MSA, the Washington, D.C. and Baltimore metropolitan areas are home to a population of more than 9.0 million). We expect our strategies to benefit from continued growth in population and high income of our market area’s residents.

State	Total Population 2018 (Actual)	Population Change 2010-2018	Projected Population Change 2018-2023	Median Household Income 2018	HH Income Change 2011-2018	Unemployment Rate (May 2018)
Washington D.C. MSA	6,224,774	10.44%	5.19%	$99,400	23.35%	3.2%
Baltimore, Maryland MSA	2,813,526	3.8	2.51	77,704	22.98	4.0
State of Maryland	6,061,065	4.98	3.02	81,294	21.21	3.9
District of Columbia	698,375	16.06	7.98	82,192	50.75	5.2
Counties of Operation (1)	2,341,222	10.06	5.02	100,613	26.74	3.5
United States	326,533,070	5.76	3.5	61,045	22.76	3.6
_______________
Source: S&P Global Market Intelligence, U.S. Bureau of Labor Statistics

(1)	Data consists of deposit-weighted average using county-level deposits.
The Washington, D.C. MSA has a large and diversified economy, with an annual gross domestic product of nearly $510 billion, according to the Bureau of Economic Analysis. When combined with the Baltimore, Maryland MSA, the Washington, D.C. and Baltimore metropolitan areas in which we operate have a combined gross domestic product of more than $696 billion, and this combined GDP has grown approximately 19% between 2010 and 2016. The Washington, D.C. MSA is a desirable market for a broad range of companies in a variety of industries, including 15 companies from

8

the 2017 Fortune 500 list, and four of the United States’ largest 100 private companies, according to the 2017 Forbes list of largest private companies by revenue. The following table provides an in-depth view of the distribution of employment within the Washington, D.C. MSA.
Washington, D.C. MSA Employment By Sector
_______________
Source: U.S Bureau of Labor Statistics; Data as of February 2018
Note: Data not seasonally adjusted
As the home of the federal government, the broader Washington, D.C. region benefits from consistent population growth and remains well positioned to capitalize on any increase in government spending and infrastructure. Further, as banks in our market have experienced continued consolidation over the last few years, our opportunities to attract talented employees and capitalize on customer dislocation have increased. With the shrinking number of locally headquartered community banks (seven of the top 10 banks in Washington, D.C. MSA by market share are not headquartered in the region), we believe that we have the ability to continue our historical growth by serving the area’s middle market businesses and their owners who prefer a high quality level of service and local decision making that is unavailable at larger, out of market banking institutions.
With its strong demographic characteristics, scale and robust economic activity we believe that the Washington, D.C. and Baltimore metropolitan areas represent a strong geographic market for us to realize our continued growth strategies within our Commercial Banking division.

9

Recent Developments
On August 15, 2018, we effected a four-for-one stock split of our common stock, whereby each share of our common stock was automatically divided into four shares of common stock. As a result of the stock split, each shareholder held the same percentage of common stock outstanding after the stock split as that shareholder held immediately prior to the stock split. There was no change to the par value of our common stock as a result of the stock split. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Corporate Information
Our principal executive offices are located at One Church Street, Rockville, Maryland 20850, and our telephone number at that address is (240) 283-0416. Our website address is www.capitalbankmd.com. The information on, or accessible through, our website or any other website cited in this prospectus is not part of, or incorporated by reference into, this prospectus.
Summary Risk Factors
Our business is subject to a number of substantial risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 21. Some of these risks include the following:

•
credit risks, including risks related to the significance of commercial real estate loans in our portfolio, our ability to manage our credit risk effectively and the potential deterioration of the business and economic conditions in our primary market areas;

•	liquidity and funding risks, including the risk that we will not be able to meet our obligations due to risks related to our funding sources;

•
operational, strategic and reputational risks, including the risk that we may not be able to implement our growth strategy and risks related to cybersecurity, the possible loss of key members of our senior leadership team and maintaining our reputation;

•	legal, accounting and compliance risks, including risks related to the extensive state and federal regulation under which we operate and changes in such regulations;

•
market and interest rate risks, including risks related to interest rate fluctuations and the monetary policies and regulations of the Board of Governors of the Federal Reserve System, or the Federal Reserve; and

•
offering and investment risks, including illiquidity and volatility in the trading of our common stock, limitations on our ability to pay dividends and the dilution that investors in this offering will experience.

10

The Offering

Common stock offered by us	shares.

Common stock offered by the selling shareholders	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares from us for a period of 30 days after the date of this prospectus.

Shares of common stock to be outstanding after this offering	shares of common stock, assuming the underwriters do not exercise their option to purchase additional shares ( shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds
Assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $ million (or $       million if the underwriters exercise in full their option to purchase additional shares from us), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering to fund the organic growth of our commercial and consumer business lines and for general corporate purposes, which could include future acquisitions and other growth initiatives. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See “Use of Proceeds.”

Dividend policy
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our capital stock since inception, and we do not intend to pay dividends for the foreseeable future. Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, our liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. For additional information, see “Dividend Policy.”

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described in “Underwriting—Lock-Up Agreements.” We do not know if these persons will choose to purchase all or any portion of the reserved shares but the number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. See “Underwriting—Directed Share Program.”

11

Securities owned by directors and named executive officers
As of June 30, 2018, our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities beneficially owned approximately 56% of our outstanding shares of common stock. Following the completion of this offering, we anticipate that our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities will beneficially own approximately       % shares of our common stock (or       % if the underwriters exercise in full their option to purchase additional shares from us). See “Principal and Selling Shareholders.”

Nasdaq Global Market Listing	We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “CBNK.”

Risk factors
Investing in our common stock involves risks. See “Risk Factors,” beginning on page 21, for a discussion of certain factors that you should carefully consider before making a decision to invest in shares of our common stock.

Except as otherwise indicated, references in this prospectus to the number of shares of our common stock outstanding after this offering are based upon 11,661,372 shares of common stock issued and outstanding as of June 30, 2018. Unless expressly indicated or the context otherwise requires, all information in this prospectus:

•
gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018, and the effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented ;

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us;

•	assumes that the shares of common stock sold in this offering are sold at $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•
does not attribute to any director, executive officer or principal shareholder any purchases of shares of our common stock in this offering, including through the directed share program described in “—Underwriting-Directed Share Program;”

•	excludes 1,276,012 shares of our common stock issuable upon exercise of stock options outstanding at June 30, 2018 at a weighted average exercise price of $8.05 per share; and

•	excludes 934,100 shares of our common stock available for issuance under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan, or the 2017 Plan.

12

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
You should read the following selected historical consolidated financial and other data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial and other data (i) as of and for the six months ended June 30, 2018 and 2017 and (ii) as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. Selected financial data as of and for the years ended December 31, 2017, 2016, and 2015 have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the selected financial data as of and for the years ended December 31, 2014 and 2013 from our audited financial statements not included in this prospectus. Selected financial data as of and for the six months ended June 30, 2018 and for the six months ended June 30, 2017 have been derived from our unaudited financial statements included elsewhere in this prospectus and have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for such periods in accordance with GAAP. We have derived selected balance sheet data as of June 30, 2017 from our unaudited balance sheet not included in this prospectus but, in the opinion of our management, it contains all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for such period in accordance with GAAP. The information presented in the table below has been adjusted to give effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented below. Our historical results are not necessarily indicative of any future period. The performance ratios, asset quality and capital ratios, mortgage metrics and credit card portfolio metrics are unaudited and derived from our audited financial statements and other financial information as of and for the periods presented. Average balances have been calculated using daily averages. The selected historical consolidated financial and other data presented below contains certain financial measures that are not presented in accordance with accounting principles generally accepted in the United States and have not been audited. See “—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

13

	Six months Ended June 30,		Years Ended December 31,
(Dollars are in thousands, except per share information)	2018	2017	2017	2016	2015	2014	2013
Statement of Income Data:
Total interest income	$33,442	$26,983	$56,666	$49,243	$38,254	$32,852	$28,047
Total interest expense	4,935	3,592	7,755	6,484	4,578	3,135	2,720
Net interest income	28,507	23,391	48,911	42,759	33,676	29,717	25,327
Provision for loan losses	1,145	1,170	2,655	4,291	1,609	1,230	1,210
Total noninterest income	8,417	7,223	15,149	20,473	14,929	11,442	10,171
Total noninterest expense	27,128	21,742	47,306	43,380	34,817	28,821	24,836
Income before income taxes	8,651	7,702	14,099	15,561	12,179	11,108	9,452
Income tax expense	2,516	2,986	6,990	6,120	4,687	4,315	3,671
Bargain purchase gain, net of income taxes	—	—	—	—	—	—	1,076
Net income	6,135	4,716	7,109	9,441	7,492	6,793	6,857
Pro forma net income (1)	6,135	4,716	11,293	9,441	7,492	6,793	6,857

Balance Sheet Data:
Cash and due from banks	$9,767	$5,878	$8,189	$4,827	$4,129	$3,849	$3,340
Investment securities available for sale	49,799	57,734	54,029	47,985	39,175	39,393	33,071
Loans held for sale	21,370	32,355	26,344	49,167	38,878	42,659	18,465
Loans, net of unearned income	920,783	837,131	887,420	763,430	639,350	506,339	408,264
Core deposit intangible	—	—	—	—	17	39	72
Total assets	1,067,786	982,741	1,026,009	905,600	743,429	618,749	488,713
Total deposits	938,364	865,792	904,899	790,924	629,817	501,974	374,435
FHLB advances and repurchase agreements	14,445	13,833	13,260	15,659	23,440	47,988	59,455
Senior promissory note due July 31, 2019	—	2,000	2,000	2,000	5,000	5,000	—
Subordinated debentures	15,378	15,344	15,361	15,327	18,629	7,062	7,062
Total liabilities	980,792	906,126	945,890	834,853	683,772	568,533	446,291
Total stockholders’ equity	86,994	76,615	80,119	70,748	59,657	50,216	42,421
Tangible common equity(2)	86,994	76,615	80,119	70,748	59,640	50,177	42,349

14

	Six months Ended June 30,		Years Ended December 31,
(Dollars are in thousands, except per share information)	2018	2017	2017	2016	2015	2014	2013
Selected Performance Ratios:
Return on average assets (ROAA)(3)(8)	1.20%	1.03%	0.74%	1.13%	1.10%	1.25%	1.23%
Pro forma return on average assets (ROAA)(1)(3)(8)	1.20	1.03	1.17	1.13	1.10	1.25	1.23
Return on average equity (ROAE)(3)(8)	14.92	13.00	9.29	14.39	13.90	14.84	15.64
Pro forma return on average equity (ROAE) (1)(3)(8)	14.92	13.00	14.75	14.39	13.90	14.84	15.64
Return on average tangible common equity (ROATCE)(2)	14.92	13.00	9.29	14.40	13.91	14.86	18.59
Pro forma return on average tangible common equity (ROATCE) (2)	14.92	13.00	14.75	14.40	13.91	14.86	18.59
Net interest margin (4)(8)	5.66	5.15	5.12	5.18	5.02	5.59	5.41
Pro forma net interest margin (1)(4)(8)	5.66	5.15	5.37	5.18	5.02	5.59	5.41
Net interest margin, excluding credit card portfolio (4)(8)	4.27	4.31	4.31	4.53	4.60	5.47	5.30
Noninterest income / average assets (8)	1.65	1.58	1.57	2.46	2.20	2.11	2.16
Noninterest expense / average assets (8)	5.33	4.75	4.90	5.21	5.12	5.32	5.27
Net operating expense / average assets (8)	3.67	3.17	3.33	2.75	2.93	3.21	3.11
Efficiency ratio (5)(8)	73.47	71.02	73.85	68.60	71.63	70.02	69.96
Pro forma efficiency ratio (1)(5)(8)	73.47	71.02	67.79	68.60	71.63	70.02	69.96
Loan yield (6)(8)	7.16	6.47	6.44	6.45	6.18	6.74	6.84
Loan yield, excluding credit card portfolio (6)(8)	5.67	5.56	5.57	5.76	5.78	6.62	6.73

Per Share Data:(9)
Common stock shares issued and outstanding	11,661,372	11,272,080	11,537,196	11,144,696	10,225,780	9,562,820	9,342,860
Basic weighted average shares outstanding	11,587,188	11,169,680	11,261,132	10,963,132	9,620,080	9,427,396	8,807,432
Diluted weighted average shares outstanding	11,986,310	11,318,023	11,428,000	11,289,044	10,488,036	10,279,548	9,366,596
Basic earnings per share before bargain purchase gain	$0.53	$0.42	$0.63	$0.86	$0.78	$0.72	$0.66
Basic earnings per share	0.53	0.42	0.63	0.86	0.78	0.72	0.78
Diluted earnings per share before bargain purchase gain	0.51	0.42	0.62	0.84	0.74	0.69	0.65
Diluted earnings per share	0.51	0.42	0.62	0.84	0.74	0.69	0.76
Pro forma diluted earnings per share (1)	0.51	0.42	0.99	0.84	0.74	0.69	0.76
Book value per share	7.46	6.80	6.94	6.35	5.83	4.91	4.54
Tangible book value per share(2)	7.46	6.80	6.94	6.35	5.83	4.91	4.53

15

	Six months Ended June 30,		Years Ended December 31,
(Dollars are in thousands, except per share information)	2018	2017	2017	2016	2015	2014	2013

Non-Performing Assets:
Non-performing loans	$3,257	$4,682	$5,407	$4,518	$5,775	$6,359	$7,451
Troubled debt restructurings	297	1,341	3,811	941	2,422	2,768	2,793
Foreclosed real estate	493	387	93	90	203	454	282
Non-performing assets	3,751	5,070	5,500	4,608	5,978	6,813	7,733

Asset Quality Ratios:
Non-performing assets / assets	0.35%	0.52%	0.54%	0.51%	0.80%	1.10%	1.58%
Non-performing loans / loans (7)	0.35	0.56	0.61	0.59	0.90	1.26	1.83
Non-performing assets / loans (7) + foreclosed real estate	0.41	0.60	0.62	0.60	0.94	1.35	1.89
Net charge-offs (recoveries) to average loans (7)	0.08	(0.04)	0.15	0.33	0.10	0.09	0.07
Allowance for loan losses to total loans	1.13	1.13	1.13	1.13	1.03	1.09	1.16
Allowance for loan losses to non-performing loans	320.78	202.18	185.57	190.32	113.83	86.97	63.54

Bank Capital Ratios:
Tier 1 leverage ratio	8.91%	9.07%	8.55%	8.86%	9.51%	9.44%	8.80%
Common equity tier 1 capital	11.09	11.03	10.78	11.12	11.35	n/a	n/a
Tier 1 risk-based capital	11.09	11.03	10.78	11.12	11.35	11.96	11.50
Total risk-based capital ratio	12.34	12.28	12.03	12.37	12.51	13.21	13.84
Common equity to total assets	8.15	7.80	8.46	8.94	9.38	8.98	8.72

16

	Six months Ended June 30,		Years Ended December 31,
(Dollars are in thousands, except per share information)	2018	2017	2017	2016	2015	2014	2013

Composition of Loans Held for Investment:
Residential real estate	$366,465	$323,413	$342,684	$286,332	$225,185	$157,370	$121,093
Commercial real estate	271,800	243,989	259,853	234,869	190,776	162,697	128,945
Construction real estate	149,192	145,890	144,932	134,540	129,304	111,618	100,839
Commercial	101,752	97,859	108,982	87,563	79,003	63,750	48,615
Credit card	32,522	26,511	31,507	20,446	13,812	9,562	7,404
Other consumer	1,244	1,064	1,053	1,157	2,233	1,624	1,697

Mortgage Metrics (CSM only):
Origination of loans held for sale	$183,317	$189,596	$435,822	$853,674	$754,965	$493,273	$752,529
Proceeds from loans held for sale, net of gain	188,227	206,901	459,787	844,464	759,350	470,534	793,457
Purchase volume as a % of originations	70.62%	52.25%	52.50%	18.79%	22.51%	29.83%	21.43%
Gain on sale of loans	$4,331	$3,992	$9,234	$15,373	$11,541	$7,827	$7,282
Gain on sale as a % of loans sold	2.30%	1.93%	2.01%	1.82%	1.52%	1.66%	0.92%

Credit Card Portfolio Metrics:
Total active customer accounts	166,661	137,422	149,226	96,404	63,398	38,922	28,347
Total loans	$32,522	$25,730	$31,507	$20,446	$13,812	$9,562	$7,404
Total deposits at the Bank	58,951	50,612	53,625	39,062	27,849	18,415	14,071
_______________

(1)
Presentation of this financial measure as of or for the year ended December 31, 2017 excludes the effects of certain non-recurring expenses incurred with the conversion of our credit card processing systems and the revaluation of our deferred tax assets due to the effects of the Tax Act. See “—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this financial measure to its most comparable GAAP financial measure.

(2)
This financial measure is not recognized under GAAP and is therefore considered to be a non-GAAP measure. See “—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this financial measure to its most comparable GAAP financial measure.

(3)	Financial information as of and for the year ended December 31, 2013 excludes the effect of bargain purchase gains.

(4)	Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period.

(5)	Efficiency ratio is calculated by dividing noninterest expense by net interest income plus noninterest income.

(6)	Includes non-accrual loans and loans 90 days and more past due.

(7)	Loans exclude loans held for sale at each of the dates presented.

(8)	June 30, 2018 and 2017 data has been annualized.

(9)
Gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures
Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being “non-GAAP financial measures.” We classify a financial measure as a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios that are calculated using exclusively financial measures presented in accordance with GAAP.

17

This prospectus includes certain non-GAAP financial measures for the year ended December 31, 2017 in order to present our results of operations for that period on a basis consistent with our historical operations. During the fourth quarter of 2017, we undertook a conversion of our credit card portfolio system to further scale our OpenSky credit card division. The one-time expense related to this data processing system conversion was approximately $2.3 million in the fourth quarter of 2017. As a result of the conversion, we refunded or did not charge our OpenSky customers for 60 days of interest and applicable fees on their accounts, which resulted in a loss of revenue of approximately $2.4 million. This forbearance of certain interest and fees on customers’ accounts was conducted in accordance with the safe harbor provisions of the Truth in Lending Act as implemented by Regulation Z.
The provisions of Regulation Z address, among other areas, open-end credit, such as credit cards or home equity lines, and closed-end credit, such as car loans or mortgages, as well as certain administrative matters such as a change to the payment address. In connection with the conversion of our credit card portfolio system, the address for the payment of principal, interest and fees related to our credit card portfolio was changed and, accordingly, we did not assess certain interest and fees on customers’ accounts for a period of 60 days during the fourth quarter of 2017 in accordance with the safe harbor provisions of Regulation Z.
We believe that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP. However, non-GAAP financial measures have a number of limitations, are not necessarily comparable to GAAP measures and should not be considered in isolation or viewed as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate non-GAAP financial measures may differ from that of other companies reporting non-GAAP measures with similar names. You should understand how such other companies calculate their financial measures that may be similar or have names that are similar to the non-GAAP financial measures discussed herein when comparing such non-GAAP financial measures. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance.

•	“Pro forma net interest margin” is a non-GAAP measure herein defined as net interest income, plus non-recurring foregone interest and fees , divided by average interest earning assets.

•
“Pro forma net income” is a non-GAAP measure herein defined as net income plus non-recurring foregone interest and fees, plus non-recurring data processing expense, plus non-recurring deferred tax revaluation and less the tax impact of conversion-related items.

•
“Pro forma efficiency ratio” is a non-GAAP measure herein defined as total noninterest expense less non-recurring data processing expense, divided by the sum of net interest income, noninterest income and non-recurring foregone interest and fees.

•
“Pro forma diluted earnings per share” is a non-GAAP measure herein defined as net income plus non-recurring foregone interest and fees, plus non-recurring data processing expense, plus non-recurring deferred tax revaluation, less the tax impact of conversion-related items, divided by the diluted weighted average shares outstanding.

•
“Pro forma return on average assets” is a non-GAAP measure herein defined as net income plus non-recurring foregone interest and fees, plus non-recurring data processing expense, plus non-recurring deferred tax revaluation, less the tax impact of conversion-related items, divided by average total assets.

•
“Pro forma return on average equity” is a non-GAAP measure herein defined as net income plus non-recurring foregone interest and fees, plus non-recurring data processing expense, plus non-recurring deferred tax revaluation, less the tax impact of conversion-related items, divided by average total equity.

•	“Tangible common equity” is a non-GAAP measure defined as total stockholders’ equity, less intangible assets.

•	“R eturn on average tangible common equity” is a non-GAAP measure herein defined as net income divided by average total equity net of average intangible assets.

18

•
“ Pro forma return on average tangible common equity” is a non-GAAP measure herein defined as net income plus non-recurring foregone interest and fees, plus non-recurring data processing expense, plus non-recurring deferred tax revaluation, less the tax impact of conversion-related items, divided by average total equity, net of average intangible assets.

•	“Tangible book value per share” is a non-GAAP measure defined as total stockholders’ equity, less intangible assets, divided by shares of common stock outstanding.

19

The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	Six months Ended June 30,		Years Ended December 31,
(Dollars are in thousands, except per share information)	2018	2017	2017	2016	2015	2014	2013
Pro Forma Net Interest Margin:
Net interest income	$28,507	$23,391	$48,911	$42,759	$33,676	$29,717	$25,327
Add: Non-recurring foregone interest and fees	—	—	2,370	—	—	—	—
Adjusted net interest income	28,507	23,391	51,281	42,759	33,676	29,717	25,327
Divide by average interest earning assets	1,016,446	915,780	955,479	825,676	671,275	531,505	467,772
Pro forma net interest margin	5.66%	5.15%	5.37%	5.18%	5.02%	5.59%	5.41%

Pro Forma Net Income:
Net income	$6,135	$4,716	$7,109	$9,441	$7,492	$6,793	$6,857
Add: Non-recurring foregone interest and fees	—	—	2,370	—	—	—	—
Add: Non-recurring data processing expenses	—	—	2,275	—	—	—	—
Add: Non-recurring deferred tax revaluation	—	—	1,386	—	—	—	—
Less: Tax impact of conversion related items(1)	—	—	(1,847)	—	—	—	—
Pro forma net income	$6,135	$4,716	$11,293	$9,441	$7,492	$6,793	$6,857

Pro Forma Efficiency Ratio:
Total noninterest expense	$27,128	$21,742	$47,306	$43,380	$34,817	$28,821	$24,836
Less: Non-recurring data processing expenses	—	—	2,275	—	—	—	—
Adjusted noninterest expense	27,128	21,742	45,031	43,380	34,817	28,821	24,836
Net interest income	28,507	23,391	48,911	42,759	33,676	29,717	25,326
Add: Noninterest income	8,417	7,223	15,149	20,473	14,929	11,442	10,171
Add: Non-recurring foregone interest and fees	—	—	2,370	—	—	—	—
Adjusted revenue	36,924	30,614	66,430	63,232	48,605	41,159	35,497
Pro forma efficiency ratio	73.47%	71.02%	67.79%	68.60%	71.63%	70.02%	69.97%

Pro Forma Diluted Earnings per Share:
Pro forma net income	$6,135	$4,716	$11,293	$9,441	$7,492	$6,793	$6,857
Diluted weighted average shares outstanding (2)	11,986,310	11,318,023	11,428,000	11,289,044	10,488,036	10,279,548	9,366,596
Pro forma diluted earnings per share (2)	$0.51	$0.42	$0.99	$0.84	$0.71	$0.66	$0.73

Pro Forma Return on Average Assets:(3)
Pro forma net income	$6,135	$4,716	$11,293	$9,441	$7,492	$6,793	$6,857
Average total assets	1,026,770	922,575	964,946	832,619	679,595	541,934	471,400
Pro forma return on average assets(3)	1.20%	1.03%	1.17%	1.13%	1.10%	1.25%	1.45%

Pro Forma Return on Average Equity:(3)
Pro forma net income	$6,135	$4,716	$11,293	$9,441	$7,492	$6,793	$6,857
Divide by average total equity	82,944	73,181	76,543	65,590	53,883	45,775	36,965
Pro forma return on average equity(3)	14.92%	13.00%	14.75%	14.39%	13.90%	14.84%	18.55%

20

	Six months Ended June 30,		Years Ended December 31,
(Dollars are in thousands, except per share information)	2018	2017	2017	2016	2015	2014	2013

Tangible Common Equity:
Total stockholders’ equity	$86,994	$76,615	$80,119	$70,748	$59,657	$50,216	$42,421
Less: intangible assets	—	—	—	—	17	39	72
Tangible common equity	$86,994	$76,615	$80,119	$70,748	$59,640	$50,177	$42,349

Return on Average Tangible Common Equity:(3)
Net income	6,135	4,716	7,109	9,441	7,492	6,793	6,857
Average total equity	82,944	73,181	76,543	65,590	53,883	45,775	36,965
Less: average intangible assets	—	—	—	8	26	53	84
Divide by average tangible common equity	82,944	73,181	76,543	65,582	53,857	45,722	36,881
Return on average tangible common equity(3)	14.92%	13.00%	9.29%	14.40%	13.91%	14.86%	18.59%

Pro Forma Return on Average Tangible Common Equity:(3)
Pro forma net income	6,135	4,716	11,293	9,441	7,492	6,793	6,857
Average total equity	82,944	73,181	76,543	65,590	53,883	45,775	36,965
Less: average intangible assets	—	—	—	8	26	53	84
Divide by average tangible common equity	82,944	73,181	76,543	65,582	53,857	45,722	36,881
Pro forma return on average tangible common equity(3)	14.92%	13.00%	14.75%	14.40%	13.91%	14.86%	18.59%

Tangible Book Value per Share:
Total stockholders’ equity	$86,994	$76,615	$80,119	$70,748	$59,657	$50,216	$42,421
Less: intangible assets	—	—	—	—	17	39	72
Tangible common equity	$86,994	$76,615	$80,119	$70,748	$59,640	$50,177	$42,349
Divide by shares of common stock outstanding (2)	11,661,372	11,272,080	11,537,196	11,144,696	10,225,780	9,562,820	9,342,860
Tangible book value per share (2)	$7.46	$6.80	$6.94	$6.35	$5.83	$5.25	$4.53
_______________

(1)	Assumes a pro forma income tax rate of 39.75% for the year ended December 31, 2017, which is tax expense exclusive of the effect of the deferred tax revaluation.

(2)
Gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

(3)	June 30, 2018 and 2017 data has been annualized.

21

RISK FACTORS
Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have an adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business
As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our business and operations, which primarily consist of lending money to clients in the form of loans, borrowing money from clients in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government and future tax rates is a concern for businesses, consumers and investors in the United States. In recent years there has been a gradual improvement in the U.S. economy as evidenced by a rebound in the housing market, lower unemployment and higher equity capital markets; however, economic growth has been uneven and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements, the effects of the Tax Act and the impact such actions and other policies the current administration may have on economic and market conditions.
Weak economic conditions are characterized by numerous factors, including deflation, fluctuations in debt and equity capital markets, a lack of liquidity and depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is characterized by interest rates at near historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our loan and investment portfolios. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.
Our commercial business and operations are concentrated in the Washington, D.C. and Baltimore metropolitan areas and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.
Unlike many of our larger competitors that maintain significant operations located outside our market area, substantially all of our commercial business clients are located and doing business in the Washington, D.C. and Baltimore metropolitan areas. As of June 30, 2018, approximately 89 % of our loans held for investment (measured by dollar amount) were made to borrowers who live or conduct business in the Washington, D.C. and Baltimore metropolitan areas. Therefore, our success depends upon the general economic conditions in this area, which we cannot predict with certainty. As a result, our operations and profitability may be more adversely affected by a local economic downturn in the Washington, D.C. and Baltimore metropolitan areas than those of larger, more geographically diverse competitors. A downturn in the local economy generally could make it more difficult for our borrowers to repay their loans and may lead to loan losses that are not offset by operations in other markets; it may also reduce the ability of our depositors to make or maintain deposits with us. For these reasons, any regional or local economic downturn that affects the Washington, D.C. and Baltimore metropolitan areas, or existing or prospective borrowers or depositors in the Washington, D.C. and Baltimore metropolitan areas could have a material adverse effect on our business, financial condition and results of operations. From time to time, our Bank may provide financing to clients who live or have companies or properties located outside our core markets. In such cases, we would face similar local market risk in those communities for these clients.

22

Our customers and businesses in the Washington, D.C. metropolitan area may be adversely impacted as a result of changes in government spending.
The Washington, D.C. metropolitan area is characterized by a significant number of businesses that are federal government contractors or subcontractors, or which depend on such businesses for a significant portion of their revenues. While the Company does not have a significant level of loans to federal government contractors or their subcontractors, the impact of a decline in federal government spending, a reallocation of government spending to different industries or different areas of the country or a delay in payments to such contractors, could have a ripple effect. Temporary layoffs, staffing freezes, salary reductions or furloughs of government employees or government contractors could have adverse impacts on other businesses in the Company’s market and the general economy of the greater Washington, D.C. metropolitan area, and may indirectly lead to a loss of revenues by the Company’s customers, including vendors and lessors to the federal government and government contractors or to their employees, as well as a wide variety of commercial and retail businesses. Accordingly, such potential federal government activities could lead to increases in past due loans, nonperforming loans, loan loss reserves and charge-offs, and to a corresponding decline in liquidity.
We may not be able to implement aspects of our growth strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.
We have grown rapidly over the last several years, primarily through organic growth. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances or obtain the personnel or funding necessary for additional growth. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to manage our growth effectively, which depends on a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we are successful in continuing our growth, we cannot assure you that further growth would offer the same levels of potential profitability, or that we would be successful in controlling costs and maintaining asset quality in the face of that growth. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could have an adverse effect on our business, financial condition and results of operations.
We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.
The primary component of our business involves making loans to customers. The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid in a timely manner or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of our loans are made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries, and our credit approval practices may not adequately reduce credit risk. Further, our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to measure and limit the credit risk associated with our loan portfolio effectively could lead to unexpected losses and have an adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.
We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of June 30, 2018, our allowance for loan losses totaled $10.4 million , which represents approximately 1.13% of our total loans held for investment. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of our allowance for loan losses is inherently highly subjective and requires management to make significant estimates

23

of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors (including third-party review and analysis), both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. Finally, the measure of our allowance for loan losses depends on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board, or FASB, has recently issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which will become applicable to us on January 1, 2020, though we may choose to adopt CECL on January 1, 2019, or could be encouraged by our regulators to do so. CECL will require financial institutions to estimate and develop a provision for credit losses over the lifetime of the loan at origination, as opposed to reserving for incurred or probable losses up to the balance sheet date. Under the CECL model, credit deterioration would be reflected in the income statement in the period of origination or acquisition of the loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. Accordingly, the CECL model could require financial institutions like the Bank to increase their allowances for loan losses. Moreover, the CECL model may create more volatility in our level of allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.
The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.
As of June 30, 2018, we had approximately $101.8 million of commercial and industrial loans to businesses, which represents approximately 11% of our total loan portfolio held for investment. Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.
Our commercial real estate and real estate construction loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.
As of June 30, 2018, approximately $271.8 million , or 29% , of our total loans held for investment were nonresidential real estate loans (including owner-occupied commercial real estate loans) and approximately $149.2 million , or 16% , of our total loans held for investment were construction loans. Further, as of June 30, 2018, our commercial real estate loans (excluding owner-occupied commercial real estate loans) totaled 333% and our construction loans totaled 143 % of our total risk based capital, respectively. These loans typically involve repayment that depends upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to the risk of liquidating the collateral securing these loans in times where there may be significant fluctuation of commercial real estate values. Additionally, commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and could have an adverse effect on our business, financial condition and results of operations.
Construction loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete

24

a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, financial condition and results of operations.
Because a significant portion of our loan portfolio held for investment is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
As of June 30, 2018, approximately $787.5 million , or 85% , of our total loans held for investment were loans with real estate as a primary or secondary component of collateral. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have an adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which would adversely affect our business, financial condition and results of operations.
A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose us to credit losses.
As of June 30, 2018, approximately $101.8 million , or 11% , of our total loans held for investment were commercial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes movable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.
Our concentration of large loans to a limited number of borrowers may increase our credit risk.
Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. In addition to regulatory limits to which the Bank is subject, we have established an internal policy limiting loans to one borrower, principal or guarantor based on “total exposure,” which represents the aggregate exposure of economically related borrowers for approval purposes; loans in excess of our internal limit require acknowledgment by the Loan Committee of the Bank’s board of directors. Many of these loans have been made to a small number of borrowers, resulting in a concentration of large loans to certain borrowers. As of June 30, 2018, our 10 largest borrowing relationships accounted for approximately 8 % of our total loan portfolio held for investment. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our non-accrual loans and our allowance for loan and lease losses could increase significantly, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

25

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of June 30, 2018, we held approximately $493 thousand in OREO that is currently marketed for sale. The amount that we, as a mortgagee, may realize after a default depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or writedowns in the value of OREO, could have an adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have an adverse effect on our business, financial condition and results of operation.
A lack of liquidity could impair our ability to fund operations and adversely impact our business, financial condition and results of operations.
Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, sales of our investment securities, sales of loans or other sources could have a substantial negative effect on our liquidity and our ability to continue our growth strategy.
Our most important source of funds is deposits. As of June 30, 2018, approximately $367.9 million, or 39% , of our total deposits were negotiable order of withdrawal, or NOW, savings and money market accounts. Historically our savings, money market deposit and NOW accounts have been stable sources of funds. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes, any of which

26

could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits, increasing our funding costs and reducing our net interest income and net income.
Additional liquidity is provided by our ability to borrow from the Federal Home Loan Bank of Atlanta, or the FHLB, and the Federal Reserve Bank of Richmond. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by one or more adverse regulatory actions against us.
Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have an adverse effect on our business, financial condition and results of operations.
Our liquidity could be adversely impacted by our use of wholesale funding sources, including certificates of deposit, and by potential limitations on our ability to obtain brokered deposits.
We utilize brokered deposits as a complementary funding source. We had $128.4 million , or 14% of our total deposits, in “brokered deposit” accounts at June 30, 2018. A brokered deposit is a deposit that is obtained from or through the mediation or assistance of a deposit broker, which includes larger correspondent banks and securities brokerage firms. These deposit brokers attract deposits from individuals and companies whose deposit decisions are based almost exclusively on obtaining the highest interest rates. There are risks associated with using brokered deposits. In order to continue to maintain our level of brokered deposits, we may be forced to pay higher interest rates than contemplated by our asset-liability pricing strategy. In addition, banks that become less than “well capitalized” under applicable regulatory capital requirements may be restricted in their ability to accept, or prohibited from accepting, brokered deposits. If this funding source becomes more difficult to access, we will have to seek alternative funding sources in order to continue to fund our growth. This may include increasing our reliance on FHLB advances, attempting to attract non-brokered deposits and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support our continued growth.
The maturity of brokered certificates of deposit could result in this funding source maturing at one time. Should this occur, it might be difficult to replace the maturing certificates with new brokered certificates of deposit. We have used brokers to obtain these deposits which results in depositors with whom we have no other relationships since these depositors are outside of our market, and there may not be a sufficient source of new brokered certificates of deposit at the time of maturity. In addition, upon maturity, brokers could require us to offer some of the highest interest rates in the country to retain these deposits, which would negatively impact our earnings.
In addition, we had $102.3 million , or 11% of our deposits, in certificates of deposit of $250,000 and greater at June 30, 2018, of which $60.7 million , or 59% , were due to mature within one year. These deposits are, like brokered deposits, generally interest rate sensitive. We also use listing service deposits that tend to be interest rate sensitive. As of June 30, 2018, our certificates of deposit from listing services amounted to $101.0 million or 11% of our deposits. Consequently, these types of deposits may not provide the same stability to a bank’s deposit base as traditional local retail deposit relationships and our liquidity may be negatively affected if that funding source experiences supply difficulties due to loss of investor confidence or a flight to other investments.
We have several large depositor relationships, the loss of which could force us to fund our business through more expensive and less stable sources.
As of June 30, 2018, our 10 largest non-brokered depositors accounted for $189.4 million in deposits, or approximately 20% of our total deposits. Our board of directors, directly and indirectly, accounted for $146.0 million of deposits as of June 30, 2018. Withdrawals of deposits by any one of our largest depositors could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting

27

our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.
Our mortgage banking division may not continue to provide us with significant noninterest income.
For the six months ended June 30, 2018, the Bank originated $183.3 million and sold $188.2 million of residential mortgage loans to investors, and in 2017, the Bank originated $435.8 million and sold $459.8 million of residential mortgage loans to investors. In 2016, the Bank originated $853.7 million and sold $844.5 million of residential mortgage loans to investors, as compared to $755.0 million originated and $759.4 million sold to investors in 2015. Correspondingly, mortgage banking revenue has fluctuated with origination volume and such revenue amounted to $4.9 million for the six months ended June 30, 2018, and $10.4 million, $16.5 million and $12.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. The residential mortgage business is highly competitive and highly susceptible to changes in market interest rates, consumer confidence levels, employment statistics, the capacity and willingness of secondary market purchasers to acquire and hold or securitize loans, and other factors beyond our control. Additionally, in many respects, the traditional mortgage origination business is relationship-based, and dependent on the services of individual mortgage loan officers. The loss of services of one or more loan officers could have the effect of reducing the level of our mortgage production, or the rate of growth of production. As a result of these factors, we cannot be certain that we will be able to maintain or increase the volume or percentage of revenue or net income produced by the residential mortgage business.
We earn income by originating residential mortgage loans for resale in the secondary mortgage market, and disruptions in that market could reduce our operating income.
Historically, we have earned income by originating mortgage loans for sale in the secondary market. A historical focus of our loan origination and sales activities has been to enter into formal commitments and informal agreements with larger banking companies and mortgage investors. Under these arrangements, we originate single-family mortgages that are priced and underwritten to conform to previously agreed criteria before loan funding and are delivered to the investor shortly after funding. However, in the recent past, disruptions in the secondary market for residential mortgage loans have limited the market for, and liquidity of, most mortgage loans other than conforming Fannie Mae and Federal Home Loan Mortgage Corporation, or Freddie Mac, loans. The effects of these disruptions in the secondary market for residential mortgage loans may reappear.
In addition, because government-sponsored entities like Fannie Mae and Freddie Mac, which account for a substantial portion of the secondary market, are governed by federal law, any future changes in laws that significantly affect the activity of these entities could, in turn, adversely affect our operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the federal government. The federal government has for many years considered proposals to reform Fannie Mae and Freddie Mac, but the results of any such reform and their impact on us are difficult to predict. To date, no reform proposal has been enacted.
These disruptions may not only affect us but also the ability and desire of mortgage investors and other banks to purchase residential mortgage loans that we originate. As a result, we may not be able to maintain or grow the income we receive from originating and reselling residential mortgage loans, which would reduce our operating income. Additionally, we hold certain mortgage loans that we originated for sale, increasing our exposure to interest rate risk and the value of the residential real estate that serves as collateral for the mortgage loan prior to sale.
Our financial condition, earnings and asset quality could be adversely affected if we are required to repurchase loans originated for sale by our mortgage banking division.
The Bank originates residential mortgage loans for sale to secondary market investors, subject to contractually specified and limited recourse provisions. Because the loans are intended to be originated within investor guidelines, using designated automated underwriting and product-specific requirements as part of the loan application, the loans sold have a limited recourse provision. In general, the Bank may be required to repurchase a previously sold mortgage loan or indemnify an investor if there is non-compliance with defined loan origination or documentation standards

28

including fraud, negligence, material misstatement in the loan documents or non-compliance with applicable law. In addition, the Bank may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term or return profits made should the loan prepay within a short period. The potential mortgagor early default repurchase period is up to approximately twelve months after sale of the loan to the investor. The recourse period for fraud, material misstatement, breach of representations and warranties, non-compliance with law or similar matters could be as long as the term of the loan. Mortgages subject to recourse are collateralized by single-family residential properties. Our exposure to date has been minimal in the case of loan repurchases due to default, fraud, breach of representations, material misstatement or legal non-compliance. Since 2013 we have repurchased three such loans; however we have been able to resolve the issues, re-close the loan, and repackage and sell the loan to an outside investor without taking a loss. Should repurchases become a material issue, our earnings and asset quality could be adversely impacted, which could adversely impact business, financial condition and results of operations.
Delinquencies and credit losses from our OpenSky credit card division could adversely affect our business, financial condition and results of operations.
Our OpenSky division provides secured credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores. In order to obtain a credit card from us, the customer must select a credit line amount that they are willing to secure with a matching deposit amount. Available credit lines vary from a minimum of $200 to a maximum of $3,000 per card, with a maximum line of $5,000 available per individual. Customers then fund a deposit account in an amount equal to the maximum credit line being extended using a debit card, check, wire or Western Union transfer. The customer’s funding of the deposit account as collateral is not a consideration in the credit card approval process, but is a prerequisite to activating the credit line. Credit card eligibility is based on identity and income verification. Our Apollo customer acquisition system includes decision engine software, which we license, to contact relevant third-party data services for identity and income verification. Once the customer’s deposit account has been funded, the credit line is activated and the collateral funds are available to absorb all losses on the account that may occur, except those stated below. As a result, except in those select circumstances identified below, all OpenSky accounts are secured by deposits up to the amount of the maximum credit limit at the time of account verification.
Although OpenSky credit cards are secured, losses may occur primarily as a result of fraud, when the account exceeds its established limit or if a cardholder ceases to maintain the account in good standing. Fraud, such as identity fraud, payment fraud and funding fraud (where an individual funds a card using information from someone they know well, such as a relative or roommate) can result in substantial losses. In the case of an OpenSky account that is funded through fraud on the part of an applicant, we are required by applicable laws to refund the amount of the original deposit, and we charge off balances which were subsequently charged on the card. Customers exceeding established credit limits occurs due to certain VISA membership policies that allow cardholders to incur certain charges even if they exceed their card limits, which include, but are not limited to, rental car charges, gas stations and hotel deposits. If an OpenSky cardholder exceeds his or her credit limit as a result of purchases in one of these categories, we may incur losses for amounts in excess of the collateral deposited if the borrower is unable to repay such excess amounts. Finally, losses to our credit card portfolio may arise if cardholders cease to maintain the account in good standing with timely payments. For example, in the event a card becomes more than 120 days past due, the credit card balance is recovered against the corresponding deposit account and a charge-off is recorded for any related fees, accrued interest or other charges in excess of the deposit account balance. We have invested heavily in technology and systems to prevent and detect fraudulent behavior and mitigate losses but such investments may not be adequate, and our systems may not adequately monitor or mitigate potential losses arising from these risks.
As of June 30, 2018, OpenSky credit card balances were $ 32.5 million , of which $ 30.7 million were fully secured. Total noninterest bearing collateral deposit account balances were $ 59.0 million as of the same date. As of June 30, 2018, approximately 10% of our credit card portfolio was delinquent by 30 days or more. Based on our prior experience, approximately 20% of our new secured credit cards will experience a charge-off within the first year of issuance primarily due to the relative inexperience of this under-banked population in effectively managing credit card debt.
Further, using our proprietary scoring model, which considers credit score and repayment history, the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit. At June 30, 2018,

29

we had $ 2.1 million of unsecured unused lines of credit and $ 710 thousand of outstanding unsecured credit card advances.
A high credit loss rate (the rate at which we charge off uncollectible loans) on either our secured or unsecured portfolio could adversely impact our overall financial performance. We maintain an allowance for credit losses, which we believe to be adequate to cover credit losses inherent in our OpenSky portfolio, but we cannot assure you that the allowance will be sufficient to cover actual credit losses. If credit losses from our OpenSky portfolio exceed our allowance for credit losses, our revenues will be reduced by the excess of such credit losses.
The inability of our OpenSky credit card division to continue its growth rate could adversely affect our earnings.
Our credit card portfolio has increased from $9.6 million at December 31, 2014 to $32.5 million at June 30, 2018 and certain corresponding fees have been a significant portion of our income. We cannot assure you that we will be able to retain existing customers or attract new customers, or that we will be able to increase account balances for new or existing customers. Many factors could adversely affect our ability to retain or attract customers and our ability to grow account balances. These factors include general economic factors, competition, the effectiveness of our marketing initiatives, negative press reports regarding our industry or the Company, the general interest rate environment, our ability to recruit or replace experienced management and operations personnel, the availability of funding and delinquency and credit loss rates.
We expect the development and expansion of new credit card products and related cardholder service products to be an important contributor to our growth and earnings in the future. If we are unable to implement new cardholder products and features, our ability to grow will be negatively affected. Declining sales of cardholder service products would likely result in reduced income from fees.
The increased expenses associated with our new credit card data processing system could adversely affect our earnings if we do not scale our OpenSky credit card division.
In connection with the growth in our OpenSky credit card division and in order to further scale this division, we engaged a new data processing vendor in 2017. The one-time expense related to this data processing system conversion was approximately $2.3 million in the fourth quarter of 2017. The ongoing costs associated with the new credit card data processing system are also expected to be higher than our previous system in the near term. Additionally, as a result of the conversion to a new data processing system and in accordance with the safe harbor provisions of the Truth in Lending Act as implemented by Regulation Z, we refunded or did not charge our OpenSky customers for 60 days of interest and applicable fees on their accounts, which resulted in a loss of revenue of approximately $2.4 million. The provisions of Regulation Z address, among other areas, open-end credit, such as credit cards or home equity lines, and closed-end credit, such as car loans or mortgages, as well as certain administrative matters such as a change to the payment address. In connection with the conversion of our credit card portfolio system, the address for the payment of principal, interest and fees related to our credit card portfolio was changed and, accordingly, we did not assess certain interest and fees on customers’ accounts for a period of 60 days during the fourth quarter of 2017 in accordance with the safe harbor provisions of Regulation Z. If we are unable to significantly scale our credit card division through the addition of new customers and services, the increased cost of our new data processing system could adversely affect our earnings.
Our business, financial condition and results of operations may be adversely affected by merchants’ increasing focus on the fees charged by credit card networks and by regulation and legislation impacting such fees.
Credit card interchange fees are generally one of the largest components of the costs that merchants pay in connection with the acceptance of credit cards and are a meaningful source of revenue for our OpenSky division. Interchange fees are the subject of significant and intense global legal, regulatory and legislative focus, and the resulting decisions, regulations and legislation may have an adverse impact on our business, financial condition and results of operations.
In addition to this regulatory activity, merchants are also seeking avenues to reduce interchange fees. During the past few years, merchants and their trade groups have filed numerous lawsuits against Visa, MasterCard, American

30

Express and their card-issuing banks, claiming that their practices toward merchants, including interchange and similar fees, violate federal antitrust laws.
Some major retailers may have sufficient bargaining power to independently negotiate lower interchange fees with MasterCard and Visa, which could, in turn, result in lower interchange fees for us when our cardholders undertake purchase transactions with these retailers. In 2016, some of the largest merchants individually negotiated lower interchange rates with MasterCard and Visa. These and other merchants also continue to lobby aggressively for caps and restrictions on interchange fees and there can be no assurance that their efforts will not be successful or that they will not in the future bring legal proceedings against us or other credit card and debit card issuers and networks.
Beyond pursuing litigation, legislation and regulation, merchants may also promote forms of payment with lower fees, such as ACH-based payments, or seek to impose surcharges at the point of sale for use of credit or debit cards. New payment systems, particularly mobile-based payment technologies, could also gain widespread adoption and lead to issuer transaction fees or the displacement of credit card accounts as a payment method.
The heightened focus by merchants and regulatory and legislative bodies on the fees charged by credit and debit card networks, and the ability of certain merchants to negotiate discounts to interchange fees with MasterCard and Visa successfully or develop alternative payment systems could result in a reduction of interchange fees. Any resulting loss in income to us could have an adverse effect on our business, financial condition and results of operations.
By engaging in derivative transactions, we are exposed to additional credit and market risk.
As part of our mortgage banking activities, we enter into interest rate lock agreements with the consumer. These are commitments to originate loans at a specified interest rate and lock expiration which is set prior to closing. The Company has two options. We may choose to lock the loan and rate directly with an investor using a best effort commitment. This type of commitment has no negative impact to the Bank as long as the loan is closed and funded. Once settlement commences, this type of commitment typically contains a mandatory delivery. Secondly, the Bank may elect to protect the interest rate to the consumer and deliver the loan using short term mandatory commitments once the loan is closed. When the Company chooses this strategy, we hedge the risk by selling an offsetting short position of a mortgage backed security or MBS most correlated to the loan type an expiration. The hedged loan(s) and shorted MBS positions are recorded at fair value with changes in the mark to market recorded as mortgage banking revenue. Furthermore, the hedged interest rate locks and commitments to deliver loans to investors are considered derivatives. The market value of loans with best effort rate lock commitments are not readily ascertainable with precision because they are not actively traded in stand-alone market. The Company determines the fair value of rate lock commitments and delivery contracts by measuring the fair value of the underlying asset, which is impacted by current interest rates, and taking into consideration the probability that the rate lock commitments will close or will be funded.
Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation in assets (loans) will generally be offset by income or loss in the corresponding MBS derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to counterparty credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what was modeled when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our mortgage banking revenue and, therefore, could have a material adverse effect on our business, financial condition and results of operations.
We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.
The use of statistical and quantitative models and other quantitative analyses is necessary for bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. For instance, the Bank

31

evaluates its OpenSky customers using analytics which track consumer behaviors and scores each customer on risk and behavior metrics.
Liquidity stress testing, interest rate sensitivity analysis, the identification of possible violations of anti-money laundering regulations and credit card analysis are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, stress testing and the Comprehensive Capital Analysis and Review submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.
We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.
We will continue to test and update, as necessary, our internal control systems, including our financial reporting controls. In addition, we have hired additional accounting personnel in anticipation of our transition from a private company to a public company. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties.
If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting consists of a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.
We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.
We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers and ensuring that our largest clients have relationships with our senior management team. Accordingly, our success depends in large part on the performance of these key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. If any of our executive officers, other key personnel or directors leaves us or our Bank, our financial condition and results of operations may suffer because of his or her skills, knowledge of our market, years of industry experience and the difficulty of promptly

32

finding qualified personnel to replace him or her. Additionally, our directors’ community involvement and diverse and extensive local business relationships are important to our success.
We are subject to interest rate risk as fluctuations in interest rates may adversely affect our earnings.
The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest earning assets, such as loans and investment securities, and interest paid by us on our interest bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either case, if market interest rates should move contrary to our position, this gap will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens; that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international economic weakness and disorder and instability in domestic and foreign financial markets. As of June 30, 2018, approximately 56% of our interest earning assets and approximately 52% of our interest bearing liabilities had a variable interest rate.
Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates later increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have an adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to incur costs to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If short-term interest rates remain at their historically low levels for a prolonged period and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have an adverse effect on our business, financial condition and results of operations.
We face strong competition from financial services companies and other companies that offer banking services.
We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas we serve. Additionally, certain large banks headquartered outside of our markets and large community banking institutions target the same customers we do. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology and, as a result, our future success will depend in part on our ability to address our customers’ needs by using technology. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks following the recent downturn has also led to increased competitive pressures on loan rates and terms for high quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.

33

Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have an adverse effect on our business, financial condition or results of operations.
The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider critical because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.
There could be material changes to our financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards
From time to time the FASB or the Securities and Exchange Commission, or SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently and retrospectively, in each case resulting in our needing to revise or restate prior period financial statements, which could materially change our financial statements and related disclosures, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.
Negative public opinion regarding the Company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.
As a community bank, our reputation within the communities we serve is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
While we attempt to invest a significant majority of our total assets in loans (our loan to asset ratio was 86.2% as of June 30, 2018), we invest a percentage of our total assets ( 4.7% as of June 30, 2018) in investment securities with

34

the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of June 30, 2018, the fair value of our available for sale investment securities portfolio was $49.8 million , which included a gross unrealized loss of $1.2 million . Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on a number of relationships with third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, core systems support, credit card analytics and support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.
As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
In addition, the Bank’s primary federal regulator, the OCC has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the OCC, have also issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cybersecurity breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.
System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.
Our computer systems and network infrastructure could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent

35

conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations.
Our operations are also dependent upon our ability to protect our computer systems and network infrastructure, including our digital, mobile and internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a system breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.
We have a continuing need for technological change, and we may not have the resources to implement new technology effectively, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost-effective basis.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost-effective basis systems that will enable us to keep pace with such developments. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.
We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.
Employee errors and employee or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.
We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and results of operations.

36

In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms that do not comply with our general underwriting standards. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer, which could adversely affect our business, financial condition and results of operations.
We are subject to identity theft fraud risk. For example, the primary risk to our OpenSky credit card division is fraud, such as identity fraud, payment fraud and funding fraud (where an individual funds a card using information from someone they know well, such as a relative or roommate). Our OpenSky credit card is also subject to cyber-attack risk, though less so than a traditional unsecured card product.
We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.
In the course of our business, we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.
The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.
We are subject to claims and litigation pertaining to intellectual property.
Banking and other financial services companies, such as our Company, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.
Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no

37

assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.
Our continued pace of growth may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect us or our growth.
After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Either of such events could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Regulation of Our Industry
We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.
Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to the Company, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.
Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.
Economic conditions that contributed to the financial crisis in 2008, particularly in the financial markets, resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Act, which was enacted in 2010 in response to the financial crisis, significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act and the regulations thereunder have affected both large and small financial institutions. The Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for Federal Deposit Insurance Corporation, or FDIC, insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC’s authority to raise insurance premiums. The Dodd-Frank Act established the Bureau of Consumer Financial Protection (formerly known as the Consumer Financial Protection Bureau), or BCFP, as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on residential mortgage-related matters that address steering incentives, determinations as to a borrower’s ability to repay, prepayment penalties and disclosures to borrowers. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on

38

institutions with less than $10 billion in assets, such as the Bank. Compliance with the Dodd-Frank Act and its implementing regulations has and may continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
On May 24, 2018, President Trump signed into law the “Economic Growth, Regulatory Relief and Consumer Protection Act,” or the Regulatory Relief Act, which amends parts of the Dodd-Frank Act, as well as other laws that involve regulation of the financial industry. While the Regulatory Relief Act keeps in place fundamental aspects of the Dodd-Frank Act’s regulatory framework, it does change the regulatory framework for depository institutions with assets under $10 billion, such as the Bank, as well as easing some requirements for larger depository institutions. As more fully discussed under “Supervision and Regulation- Regulatory Relief Act,” the legislation includes a number of provisions which are favorable to bank holding companies, or BHCs, with total consolidated assets of less than $10 billion, such as the Company, and also makes changes to consumer mortgage and credit reporting regulations and to the authorities of the agencies that regulate the financial industry. Because a number of the provisions included in the Regulatory Relief Act require the federal banking agencies to undertake notice and comment rulemaking, it will likely take some time before these provisions are fully implemented.
Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.
Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees. We engage in certain strategies to minimize the impact of these taxes. Consequently, any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the effectiveness of these strategies.
The net deferred tax asset reported on our balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions and deferred compensation deductions. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of June 30, 2018, our net deferred tax asset was $3.7 million.
On December 22, 2017, the Tax Act was signed into law. The act includes numerous changes to existing U.S. federal income tax law, including a reduction in the federal corporate income tax rate from 35% to 21%, which took effect January 1, 2018. The reduction in the federal corporate income tax rate resulted in an impairment of our net deferred tax asset based on our revaluation of the future tax benefit of these deferrals using the lower tax rate. We recorded this impairment as an additional tax provision of $1.4 million in the fourth quarter of 2017.
As a result of the Dodd-Frank Act and recent rulemaking, the Bank and the Company are subject to more stringent capital requirements.
In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies like us with consolidated assets of more than $1.0 billion. Basel III not only increases most of the required minimum regulatory capital ratios, it introduces a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a “well-capitalized” depository

39

institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a Tier 1 leverage ratio of 5% or more. The Basel III capital rules became effective as applied to the Bank on January 1, 2015 and to the Company on January 1, 2018 with a phase-in period that generally extends through January 1, 2019 for many of the changes.
The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial condition.
Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.
As part of the bank regulatory process, the OCC and the Federal Reserve, periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these federal banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.
Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control. Our nationwide OpenSky credit card division could expose us to increased compliance risks with certain of these federal banking regulations.
In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

40

We are subject to numerous laws and regulations of certain regulatory agencies, such as the BCFP, designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The CRA directs all insured depository institutions to help meet the credit needs of the local communities in which they are located, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses and enter the institution’s performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The BCFP, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The BCFP was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The BCFP is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product, potentially including our OpenSky credit card product, or service. The ongoing broad rulemaking powers of the BCFP have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The BCFP has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have an adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services.
A successful regulatory challenge to an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.
Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
The deposits of our bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments as determined according to the calculation described in “Supervision and Regulation-Deposit Insurance.” In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund following the financial crisis, the FDIC increased deposit insurance assessment rates and charged special assessments to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.
The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right with payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding

41

company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.
We could be adversely affected by the soundness of other financial institutions.
Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.
Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could adversely affect our business, financial condition and results of operations.
Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should implement robust risk management policies and maintain higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Federal bank regulatory guidelines identify institutions potentially exposed to commercial real estate concentration risk as those that have (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development and other land loans representing 100% or more of the institution’s capital, or (iv) total non-owner-occupied commercial real estate (including construction) loans representing 300% or more of the institution’s capital if the outstanding balance of the institution’s non-owner-occupied commercial real estate (including construction) loan portfolio has increased 50% or more during the prior 36 months. At June 30, 2018, the Bank’s construction to total capital ratio was 142.9% , its total non-owner occupied commercial real estate (including construction) to total capital ratio was 333.0% and therefore exceeded the 100% and 300% regulatory guideline thresholds set forth in clauses (iii) and (iv) above. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines. Because a significant portion of our loan portfolio depends on commercial real estate, a change in the regulatory capital requirements applicable to us or a decline in our regulatory capital could limit our ability to leverage our capital as a result of these policies, which could have a material adverse effect on our business, financial condition and results of operations.

42

We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor our commercial real estate lending concentrations, but we cannot predict the extent to which this guidance will impact our operations or capital requirements.
Risks Related to an Investment in Our Common Stock
There is currently no established public market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.
Our common stock is not currently traded on an established public trading market. We intend to apply to list our common stock on the Nasdaq Global Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation, the risks discussed elsewhere in this “Risk Factors” section and:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•
publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deem comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the financial services industry.

43

The stock market and, in particular, the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our Amended and Restated Articles of Incorporation, or Articles, authorize us to issue up to 49,000,000 shares of our common stock, of which will be outstanding following the completion of this offering (or shares if the underwriters exercise in full their option to purchase additional shares from us). All of the shares of common stock sold in this offering (or shares if the underwriters exercise in full their option to purchase additional shares from us) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible for Future Sale.” The remaining outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 1,120,000 shares of common stock issued or reserved for issuance under our equity incentive plans.
We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.
Further, in connection with this offering, we, our executive officers and directors, the selling shareholders and certain other persons have entered into lock-up agreements under which we and they have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering without the prior written approval of the representatives on behalf of the underwriters. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period. In addition, after this offering, approximately shares of our common stock will not be subject to lock-up agreements. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.
In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may be substantial. After expiration of the lock-up period described above, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.
We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

44

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.
As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the Nasdaq Global Market, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the Nasdaq Global Market rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal control over, and procedures relating to, financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.
Investors in this offering will experience immediate dilution.
The initial public offering price is expected to be higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of this offering to be $ per share, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and our as adjusted tangible book value of $ per share as of June 30, 2018. Accordingly, if we were liquidated at our as adjusted tangible book value, you would not receive the full amount of your investment. See “Dilution.”
Securities analysts may not initiate or continue coverage on us.
The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may choose not to cover us. If one or more of these securities analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.
Our management and board of directors have significant control over our business.
As of June 30, 2018, our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities beneficially owned an aggregate of 6,493,860 shares, or approximately 56% of our issued and outstanding common stock. Following the completion of this offering, our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities will beneficially own approximately % of our outstanding common stock (or % if the underwriters exercise in full their option to purchase additional shares from us), excluding any shares that any such persons may purchase through the directed share program described in “Underwriting—Directed Share Program.” Consequently, our management and board of directors may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders, including you.

45

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.
We intend to use the net proceeds to us from this offering to fund the organic growth of our commercial and consumer business lines and for general corporate purposes, which could include future acquisitions and other growth initiatives. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets.
The holders of our existing debt obligations, as well as debt obligations that may be outstanding in the future, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.
In the event of any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of June 30, 2018 we had outstanding approximately $13.3 million in aggregate principal amount of subordinated notes and $2.1 million in aggregate principal amount of junior subordinated debentures issued to a statutory trust that, in turn, issued $2.0 million of trust preferred securities. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Our debt obligations are senior to our shares of common stock. As a result, we must make payments on our debt obligations before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. To the extent that we issue additional debt obligations, the additional debt obligations will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our Articles authorize us to issue up to 1,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.
We are an emerging growth company, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably opted out of this provision, and

46

we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.
We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.07 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive because we intend to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in our stock price.
We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.
Our primary asset is Capital Bank. We depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses and satisfy our obligations (including our subordinated debentures and our other debt obligations). Federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the OCC has the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we may not be able to satisfy our obligations or, if applicable, pay dividends on our common stock.
Our future ability to pay dividends is subject to restrictions.
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our capital stock since inception and we do not plan to pay cash dividends in the foreseeable future. Any declaration and payment of dividends on common stock in the future will depend on regulatory restrictions, our earnings and financial condition, our liquidity and capital requirements, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders. See “Dividend Policy.”
The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the subordinated debt obligations, the subordinated debentures underlying our trust preferred securities and our other debt obligations. If regularly scheduled payments on our outstanding junior subordinated debentures, held by our unconsolidated subsidiary trust, or our other debt obligations, are not made or are deferred, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.
Provisions in our governing documents and Maryland law may have an anti-takeover effect, and there are substitutional regulatory limitations on changes of control of bank holding companies.
Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

47

Our Articles and our Amended and Restated Bylaws, or Bylaws, may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents and Maryland law include provisions that:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

•	divide our board of directors into three classes serving staggered three-year terms;

•	provide that directors may be removed from office (i) without cause but only upon a 66.67% vote of shareholders and (ii) for cause but only upon a majority shareholder vote;

•	eliminate cumulative voting in elections of directors;

•	permit our board of directors to alter, amend or repeal our Bylaws or to adopt new bylaws;

•	permit our board of directors to increase or decrease the number of authorized shares of our common stock and preferred stock;

•	require the request of holders of at least a majority of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•
require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and

•
enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Maryland law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.
An investment in our common stock is not an insured deposit and is subject to risk of loss.
Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of the Bank or any of our other subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

48

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the selling shareholders, the underwriters or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•
economic conditions (including interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation and deflation) that impact the financial services industry as a whole and/or our business;

•	the concentration of our business in the Washington, D.C. and Baltimore metropolitan areas and the effect of changes in the economic, political and environmental conditions on these markets;

•	our ability to prudently manage our growth and execute our strategy;

•	our plans to grow our commercial real estate and commercial business loan portfolios which may carry greater risks of non-payment or other unfavorable consequences;

•	adequacy of reserves, including our allowance for loan losses;

•	deterioration of our asset quality;

•	risks associated with our residential mortgage banking business;

•	risks associated with our OpenSky credit card division, including compliance with applicable consumer finance and fraud prevention regulations;

•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets;

•	the effectiveness of our internal control over financial reporting and our ability to remediate any future material weakness in our internal control over financial reporting.

•	changes in the value of collateral securing our loans;

•	our dependence on our management team and board of directors and changes in management and board composition;

•	liquidity risks associated with our business;

49

•
interest rate risk associated with our business, including sensitivity of our interest earning assets and interest bearing liabilities to interest rates, and the impact to our earnings from changes in interest rates;

•	our ability to maintain important deposit customer relationships and our reputation;

•	operational risks associated with our business;

•	strategic acquisitions we may undertake to achieve our goals;

•	the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;

•	fluctuations to the fair value of our investment securities that are beyond our control;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	the adequacy of our risk management framework;

•	our dependence on our information technology and telecommunications systems and the potential for any systems failures or interruptions;

•	our dependence upon outside third parties for the processing and handling of our records and data;

•	our ability to adapt to technological change;

•	our engagement in derivative transactions;

•	volatility and direction of market interest rates;

•	increased competition in the financial services industry, particularly from regional and national institutions;

•	our involvement from time to time in legal proceedings, examinations and remedial actions by regulators;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	the financial soundness of other financial institutions;

•	further government intervention in the U.S. financial system;

•	natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control; and

•	other factors that are discussed in the section entitled “Risk Factors,” beginning on page 21.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including those discussed in the section entitled “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence. In addition, we cannot assess the impact of each risk and uncertainty on our business or the extent to which any risk or uncertainty, or combination of risks and uncertainties, may cause actual results to differ materially from those contained in any forward-looking statements.

50

USE OF PROCEEDS
Assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $       million (or $       million if the underwriters exercise in full their option to purchase additional shares from us), after deducting the underwriting discount and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease (as applicable) the net proceeds to us from this offering by approximately $       million (or approximately $       million if the underwriters elect to exercise in full their option to purchase additional shares from us), in each case, assuming the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us.
We intend to use the net proceeds to us from this offering to fund the organic growth of our commercial and consumer business lines and for general corporate purposes, which could include future acquisitions and other growth initiatives. We do not have any current plans, arrangements or understandings to make any material acquisitions. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors. Proceeds held by us will be invested in short-term investments until needed for the uses described above.
We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

51

DIVIDEND POLICY
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our capital stock since inception, and we do not intend to pay dividends for the foreseeable future. As a Maryland corporation, we are only permitted to pay dividends out of net earnings.
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal banking laws, regulations and policies. See “Supervision and Regulation—Dividends.”
Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, our liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.

52

CAPITALIZATION
The following table shows our capitalization, including regulatory capital ratios for the Bank, as of June 30, 2018:

•	on an actual basis; and

•
on an as adjusted basis to give effect to the issuance and sale by us of       shares in this offering and the receipt of the net proceeds therefrom (assuming the underwriters do not exercise their option to purchase additional shares from us) at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The outstanding share and per share data in the following table have been adjusted to give effect to a four-for-one stock split of our common stock completed effective August 15, 2018.

	As of June 30, 2018
	Actual	As Adjusted(1)
	(Dollars in thousands)
Long-term debt:
Junior subordinated debentures	2,062
Other subordinated notes, net of issuance costs	13,316
Total long-term debt	15,378

Stockholders’ equity:
Preferred stock, $0.01 par value per share, 1,000,000 shares authorized, no shares issued or outstanding at June 30, 2018 and as adjusted	—	—
Common stock, $0.01 par value per share, 49,000,000 shares authorized, 11,661,372 shares outstanding at June 30, 2018 and shares outstanding as adjusted	117
Additional paid-in capital	28,294
Retained earnings	59,335
Accumulated other comprehensive loss	(752)
Total stockholders’ equity	86,994
Total capitalization	$102,372	$

Bank capital ratios:(2)
Tier 1 leverage to average assets	8.91%
Tier 1 common equity to risk-weighted assets	11.09%
Tier 1 capital to risk-weighted assets	11.09%
Total capital to risk-weighted assets	12.34%

Company capital ratios:
Tier 1 leverage to average assets	8.65%
Tier 1 common equity to risk-weighted assets	10.52%
Tier 1 capital to risk-weighted assets	10.77%
Total capital to risk-weighted assets	12.02%
Total stockholders’ equity to total assets	8.15%
_______________

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) our as adjusted total stockholders’ equity and total capitalization by approximately $       million, assuming no change to the number of shares being offered hereby as set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

(2)	As adjusted capital ratios assume $ million of the net proceeds to us in this offering are contributed to the Bank and are invested by the Bank in 20.0% risk-weighted assets.

53

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the as adjusted tangible book value per share of our common stock immediately following this offering. As of June 30, 2018, the tangible book value of our common stock was approximately $87.0 million , or $7.46 per share of common stock based on 11,661,372 shares of our common stock issued and outstanding. Tangible book value per share represents total stockholders’ equity, less intangible assets, divided by shares of common stock outstanding. At June 30, 2018, we did not have any intangible assets and, as a result, there was no difference between our book value per share and tangible book value per share at such date. The share and per share data set forth in this paragraph and below have been adjusted to give effect to a four-for-one stock split of our common stock effective August 15, 2018.
After giving effect to the sale of            shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares from us) at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and deducting the underwriting discount and estimated offering expenses payable by us, the as adjusted tangible book value of our common stock at June 30, 2018 would have been approximately $         million, or $         per share. Therefore, under those assumptions, this offering will result in an immediate increase of $         in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $         in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately         % of the assumed initial public offering price of $         per share.
The following table illustrates the calculation of the amount of dilution per share that a new investor of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price	$
Tangible book value per share of common stock at June 30, 2018	$7.46
Increase in tangible book value per share of common stock attributable to new investors
As adjusted tangible book value per share of common stock after this offering
Dilution per share of common stock to new investors in this offering
If the underwriters exercise in full their option to purchase additional shares from us, our as adjusted tangible book value per share of common stock after giving effect to this offering would be approximately $       , and the dilution in as adjusted tangible book value per share of common stock to new investors in this offering would be approximately $       .
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our tangible book value by $       million, or $       per share, and the dilution to new investors would increase (decrease) by $       per share, assuming no change to the number of shares being offered hereby as set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

54

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing shareholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting the underwriting discount and estimated offering expenses payable by us as of June 30, 2018, on an as adjusted basis.

			Total Consideration		Average Price
	Shares Purchased		(Dollars in thousands)
	Number	Percent	Amount	Percent	Per Share
Shareholders as of June 30, 2018%			$	%	$
New investors in this offering
Total		100%		$100%	$
Assuming no shares are sold to existing shareholders in this offering, sales of shares of our common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to       , or approximately       % of the total shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to       , or approximately       % of the total shares of our common stock outstanding after this offering.
If the underwriters exercise in full their option to purchase additional shares from us, the percentage of shares of our common stock held by existing shareholders will decrease to approximately       % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to       , or approximately       % of the total shares of our common stock outstanding after this offering.
The table and the two immediately preceding paragraphs above exclude the following as of June 30, 2018:

•	1,276,012 shares of our common stock issuable upon the exercise of stock options outstanding at June 30, 2018 at a weighted average exercise price of $8.05 per share; and

•	934,100 shares of our common stock available for issuance under the 2017 Plan.
To the extent that any of the foregoing are exercised, investors participating in the offering will experience further dilution.

55

PRICE RANGE OF OUR COMMON STOCK
Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although shares of our common stock may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of June 30, 2018, there were approximately 226 holders of record of our common stock.
We anticipate that this offering and the anticipated listing of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

56

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences are discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We assume no obligation to update any of these forward-looking statements except to the extent required by law.
The following discussion pertains to our historical results, on a consolidated basis. However, because we conduct all of our material business operations through our wholly owned subsidiary, Capital Bank, N.A., the discussion and analysis relates to activities primarily conducted at the subsidiary level.
All dollar amounts in the tables in this section are in thousands of dollars, except per share data or where otherwise specifically noted. Unless otherwise stated, all information in this prospectus gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Overview
Capital Bancorp, Inc., was incorporated in 1998 in Maryland, to act as the bank holding company for Capital Bank, N.A., which received its charter in 1998 and began operations in 1999. The Bank is headquartered in Rockville, Maryland and serves the Washington, D.C., and Baltimore metropolitan areas through five commercial bank branches, five mortgage offices, two loan production offices, a limited service branch and three corporate and operations facilities located in key markets throughout our operating area. We serve businesses, not-for-profit associations and entrepreneurs throughout the region by partnering with them to design tailored financial solutions supported by customized technology and “client first” advice.
We operate through three divisions: Commercial Banking; Church Street Mortgage, our residential mortgage banking arm; and OpenSky, a secured, digitally-driven nationwide credit card platform. Our Commercial Banking division accounts for the majority of the Bank’s total assets. Our commercial bankers provide high quality service, customized solutions and tailored advice to commercial clients in our operating markets.
Our Church Street Mortgage division originates conventional and government-guaranteed residential mortgage loans on a nationwide basis primarily for sale into the secondary market and in certain, limited circumstances for the Bank’s loan portfolio.
Our OpenSky division provides secured credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores. OpenSky cards operate on a fully digital and mobile enabled platform with all marketing and application procedures conducted through website and mobile applications. A deposit equal to the full credit limit of the card is made into a noninterest-bearing demand account with the Bank when the account is opened and the deposit is required to be maintained throughout the life of the card. U sing our proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis) the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit .
Key Trends and Developments
Interest Rates.    Net interest income is the largest contributor to our net income and is the difference between the interest and fees earned on interest earning assets and the interest expense incurred in connection with interest bearing liabilities. Net interest income is primarily a function of the average balances and yields of our interest earning assets and interest bearing liabilities. These factors are influenced by internal considerations, such as our product mix and

57

assessment of risk as well as external influences, such as economic conditions, competition for loans and deposits and market interest rates.
The cost of our deposits and short-term wholesale borrowings is primarily based on short-term interest rates, which are largely driven by the actions of the Federal Reserve and market competition. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the actions of the Federal Reserve. Our net interest income is influenced by movements in such interest rates and the pace at which such movements occur.
We anticipate that interest rates will continue to increase from the historic lows experienced in recent years. Based on our asset sensitivity as discussed in “—Quantitative and Qualitative Disclosures About Market Risk,” we expect that significant increases in interest rates coupled with a steepening yield curve would benefit our net interest income. Conversely, a flatter yield curve could have an adverse impact on our net interest income should our funding costs increase without our ability to increase the yields on our interest-earnings assets. Historical trends in previous rising rate environments can be used as a potential indicator for the necessity and pace of deposit repricing in a rising rate environment; however, deposit repricing in the current economic environment may occur more quickly than has been experienced historically.
Credit Quality.    We have established loan policies and underwriting practices that have resulted in low levels of charge-offs and nonperforming assets. We strive to originate high quality loans that will maintain and enhance the credit quality of our loan portfolio. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control and could adversely impact our financial condition.
Competition.    The industry and business in which we operate are highly competitive. We may see increased competition in different areas, including interest rates, underwriting standards and product offerings and structure. While we seek to maintain an appropriate return on our investments, we anticipate that we will experience continued pressure on our net interest margins as we operate in a competitive environment.
Economic Conditions.    Our business and financial performance are affected by economic conditions generally in the United States and more directly in the Washington, D.C. and Baltimore metropolitan areas in which we primarily operate. The significant economic factors that are most relevant to our business and our financial performance include, but are not limited to, real estate values, interest rates and unemployment rates.
Results of Operations
Net Income.    Net income is calculated by taking interest and noninterest income and subtracting our costs to do business, such as interest, salaries, taxes and other operational expenses. We evaluate our net income based on measures that include net interest margin, return on average assets and return on average equity.
Net Interest Income.    Net interest income represents interest income, less interest expense. We generate interest income from interest, dividends and fees received on interest earning assets, including loans and investment securities we own. We incur interest expense from interest paid on interest bearing liabilities, including interest bearing deposits, borrowings and other forms of indebtedness. Net interest income typically is the most significant contributor to our net income. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest earning assets and rates paid on interest bearing liabilities. Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period. Because noninterest bearing sources of funds, such as noninterest bearing deposits and shareholders’ equity, also fund interest earning assets, net interest margin includes the benefit of these noninterest bearing sources.
Changes in market interest rates and interest we earn on interest earning assets or pay on interest bearing liabilities, as well as the volume and types of our interest earning assets, interest bearing and noninterest bearing liabilities and

58

shareholders’ equity, usually have the largest impact on periodic changes in our net interest spread, net interest margin and net interest income. We measure net interest income before and after the provision for loan losses we maintain.
Provision for Loan Losses.    Provision for loan losses is the amount of expense that, based on our judgment, is required to maintain our allowance for loan losses at an adequate level to absorb probable losses inherent in our loan portfolio at the applicable balance sheet date and that, in our management’s judgment, is appropriate under relevant accounting guidance. Determination of the allowance for loan losses is complex and involves a high degree of judgment and subjectivity.  For a description of the factors taken into account by our management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.”
Noninterest Income.    Noninterest income consists of, among other things: (i) mortgage banking revenue; (ii) credit card fees; (iii) service charges on deposit accounts; (iv) gains and losses on sales of investment securities; (v) gains and losses on sales of foreclosed assets and disposal of premises and equipment; and (vi) other noninterest income. Mortgage banking revenue is dependent upon the interest rate environment and the health of the economy nationally and in our market areas in particular. Our income from service charges on deposit accounts is largely impacted by the volume, growth and type of deposits we hold, which is itself affected by prevailing market conditions for our deposit products, market interest rates, our marketing efforts and other factors.
Noninterest Expense.    Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) data processing fees; (iii) occupancy and equipment expense; (iv) professional fees; (v) advertising expense; (vi) loan processing expenses; and (vii) other general and administrative expenses.
Salaries and employee benefits include compensation, employee benefits and tax expenses for our personnel. Data processing fees include expenses paid to our third-party data processing system provider and other data service providers. Occupancy and equipment expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes expenses related to our furniture, fixtures and equipment. Professional fees include legal, accounting, consulting and other outsourcing arrangements. Advertising expense includes costs for advertising, promotions and sponsorships. Other general and administrative expenses include expenses associated with FDIC assessments, communications, travel, meals, training, supplies and postage. Noninterest expenses generally increase as we grow our business.
Noninterest expenses have increased as we have grown organically and as we have expanded and modernized our operational infrastructure and implemented our plan to build an efficient, technology-driven banking operation with significant capacity for growth.
Financial Condition
The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.
Asset Quality.    We manage the diversification and quality of our assets based on factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of our allowance for loan losses, the diversification and quality of our loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.
Capital.     Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. During the first quarter of 2015, the Bank adopted the new Basel III regulatory capital framework as approved by federal banking agencies. The adoption of this new framework modified the calculation of the various capital ratios of the Bank, added a new ratio, common equity Tier 1, and revised the adequately and well capitalized thresholds of the Bank. In addition, Basel III established a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. The Bank’s capital ratios at June 30, 2018 exceeded all of the current well capitalized regulatory requirements.

59

We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of discounts and reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 risk-based capital ratio, the total risk-based capital ratio, the Tier 1 leverage ratio, and the common equity Tier 1 capital ratio; (viii) the state of local and national economic conditions as evidenced by certain metrics including: commercial vacancy rates, unemployment, housing trends, and gross domestic product; and (ix) other factors including our asset growth rate, as well as certain liquidity ratios.
Liquidity.    We manage liquidity based on factors that include the amount of core deposits as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.
Critical Accounting Policies
The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.
Accounting policies, as described in detail in the notes to our consolidated financial statements, are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, which are likely to occur from period to period, or use of different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.
Loans and the Allowance for Loan Losses
Loans are stated at the principal amount outstanding, adjusted for deferred origination fees, deferred origination costs, discounts on loans acquired, and the allowance for loan losses. Interest is accrued based on the loan principal balances and stated interest rates. Origination fees and costs are recognized as an adjustment to the related loan yield using approximate interest methods. The Company discontinues the accrual of interest when any portion of the principal and interest is 90 days past due and collateral is insufficient to discharge the debt in full. Generally, interest payments on nonaccrual loans are recorded as a reduction of the principal balance.
Loans are considered impaired when, based on current information, management believes the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are reviewed for impairment when the risk grade for a loan is downgraded to a classified asset category. The loans are evaluated for appropriate classification, accrual, impairment, and troubled debt restructure status. If collection of principal is evaluated as doubtful, all payments are applied to principal.
The allowance for loan losses is estimated to adequately provide for probable future losses on existing loans. The allowance consists of specific and general components. For loans that are classified as impaired, an allowance is established when the collateral value, if the loan is collateral dependent, or the discounted cash flows of the impaired loan is lower than the carrying value of that loan. The general component covers pools of nonclassified loans and is based on historical loss experience adjusted for qualitative factors. There may be an unallocated component of the allowance, which reflects the margin of imprecision inherent in the underlying assumptions used in the method for estimating specific and general losses in the portfolio. Actual loan performance may differ from those estimates. A

60

loss is recognized as a charge to the allowance when management believes that collection of the loan is unlikely. Collections of loans previously charged off are added to the allowance at the time of recovery.
See the Loans Receivable note and the Loan Commitments note to our consolidated financial statements included elsewhere in this prospectus and “—Financial Condition—Allowance for Loan Losses” for more information.
Derivative Financial Instruments
The Company enters into commitments to fund residential mortgage loans (interest rate locks) with the intention of selling them in the secondary market. The Company also enters into forward sales agreements for certain funded loans and loan commitments. The Company records unfunded commitments intended for loans held for sale and forward sales agreements at fair value with changes in fair value recorded as a component of mortgage banking revenue. Loans originated and intended for sale in the secondary market are carried at fair value. For pipeline loans which are not pre-sold to an investor, the Company manages the interest rate risk on rate lock commitments by entering into forward sale contracts, whereby the Company obtains the right to deliver securities to investors in the future at a specified price. Such contracts are accounted for as derivatives and are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage banking revenue.
The Company accounts for derivative instruments and hedging activities according to guidelines established in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815-10, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of derivatives designated and accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Any hedge ineffectiveness would be recognized in the income statement line item pertaining to the hedged item. Changes in fair value of derivative financial instruments that do not meet hedging criteria are recognized currently in income. See the Derivative Financial Instruments note to our consolidated financial statements included elsewhere in this prospectus for more information on our derivative financial instruments.
Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value estimates, we maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value hierarchy defines Level 1 valuations as those based on quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 valuations include inputs based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 3 valuations are based on at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.
Financial assets that are recorded at fair value on a recurring basis include investment securities available for sale, loans held for sale, and derivative financial instruments. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. See the Fair Value note to our consolidated financial statements included elsewhere in this prospectus for more information on our fair value measurements.
Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax

61

bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized when it is deemed more likely than not that the benefits of such deferred income taxes will be realized.
In December of 2017, President Trump signed the Tax Act into law. While a reduction in the federal corporate income tax rate from 35% to 21% took effect in 2018, the enactment of the law in 2017 required the Company to revalue its deferred tax assets and liabilities as of December 31, 2017 . The Company recorded net income tax expense of $1.4 million related to this revaluation. Of this amount, $40 thousand of expense was attributable to the Company's net deferred tax asset for unrealized losses on available for sale securities and cash flow hedge. In addition to adjusting the deferred tax asset for this item, the Company recorded an adjustment to accumulated other comprehensive income with a transfer to retained earnings.
See the Income Taxes note to our consolidated financial statements included elsewhere in this prospectus for more information on our income taxes.
Results of Operations for the Six Months E nded June 30, 2018 and 2017
Net Income
The following table sets forth the principal components of net income for the periods indicated.

	Six Months Ended June 30,
	2018	2017	Increase (Decrease)
	(Dollars in thousands)
Interest income	$33,442	$26,983	24%
Interest expense	4,935	3,592	37%
Net interest income	28,507	23,391	22%
Provision for loan losses	1,145	1,170	(2)%
Net interest income after provision	27,362	22,221	23%
Noninterest income	8,417	7,223	17%
Noninterest expense	27,128	21,742	25%
Net income before income taxes	8,651	7,702	12%
Income tax expense	2,516	2,986	(16)%
Net income	$6,135	$4,716	30%
Net income for the six months ended June 30, 2018 was $6.1 million , an increase of $1.4 million , or 30% , from net income for the six months ended June 30, 2017 of $4.7 million . The increase was primarily due to higher interest income from loans, credit card fees and mortgage banking revenue offset by increased interest expense paid on deposits and data processing expenses.
Interest income increased $6.5 million while interest expense increased $1.3 million , resulting in a net interest income increase of $5.1 million for the six months ended June 30, 2018 compared to the same period in the prior year. Provision for loan losses decreased $25 thousand for the six months ended June 30, 2018 compared to the same period in the prior year. Noninterest income increased $1.2 million and noninterest expense increased $5.4 million for the six months ended June 30, 2018 compared to the same period in the prior year. Income tax expense decreased $470 thousand for the six months ended June 30, 2018 compared to the six months ended June 30, 2017.
Net Interest Income and Net Margin Analysis
We analyze our ability to maximize income generated from interest earning assets and control the interest expenses

62

of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between the interest and fees earned on interest earning assets, such as loans and securities, and the interest expense incurred in connection with interest bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as annualized net interest income divided by average interest earning assets for the same period. Net interest spread is the difference between average interest rates earned on interest earning assets and average interest rates paid on interest bearing liabilities.
Changes in market interest rates and the interest rates we earn on interest earning assets or pay on interest bearing liabilities, as well as in the volume and types of interest earning assets, interest bearing and noninterest bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic changes in net interest income, net interest margin and net interest spread. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in the Washington, D.C. and Baltimore metropolitan areas, as well as developments affecting the real estate, technology, government services, hospitality and tourism and financial services sectors within our target markets and throughout the Washington, D.C. and Baltimore metropolitan areas. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of our net interest income and net interest margin as our primary sources of earnings.
The following table shows the average outstanding balance of each principal category of our assets, liabilities and stockholders’ equity, together with the average yields on our assets and the average costs of our liabilities for the periods indicated. Such yields and costs are calculated by dividing the annualized income or expense by the average daily balances of the corresponding assets or liabilities for the same period.

63

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

	Six Months Ended June 30,
	2018			2017
	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(1)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(1)
	(Dollars in thousands)
Assets
Interest earning assets:
Interest bearing deposits	$45,435	$338	1.50%	$45,988	$191	0.84%
Federal funds sold	1,644	24	2.93%	1,259	5	0.78%
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	2,528	67	5.35%	2,443	63	5.17%
Investment securities	51,917	514	2.00%	48,488	494	2.05%
Loans(2)(3)(4)	914,922	32,500	7.16%	817,602	26,231	6.47%
Total interest earning assets	1,016,446	33,443	6.63%	915,780	26,984	5.94%
Noninterest earning assets	10,324			6,795
Total assets	$1,026,770			$922,575
Liabilities and Stockholders’ Equity
Interest bearing liabilities:
Interest bearing deposits	$693,182	4,259	1.24%	$644,019	2,925	0.92%
Borrowed funds	31,005	676	4.40%	31,392	667	4.28%
Total interest bearing liabilities	724,187	4,935	1.37%	675,411	3,592	1.07%
Noninterest bearing liabilities:
Noninterest bearing liabilities	9,558			8,776
Noninterest bearing deposits	210,081			165,208
Stockholders’ equity	82,944			73,181
Total liabilities and stockholders’ equity	$1,026,770			$922,576
Net interest spread(5)			5.26%			4.87%
Net interest income		$28,508			$23,392
Net interest margin(6)			5.66%			5.15%
Net interest margin excluding credit card portfolio			4.27%			4.31%
_______________

(1)	Annualized.

(2)	Includes loans held for sale.

(3)	Includes nonaccrual loans.

(4)	Interest income includes amortization of deferred loan fees, net of deferred loan costs.

(5)	Net interest spread is the difference between interest rates earned on interest earning assets and interest rates paid on interest bearing liabilities.

(6)	Net interest margin is a ratio calculated as annualized net interest income divided by average interest earning assets for the same period.

64

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest earning assets and interest bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both volume and rate.
ANALYSIS OF CHANGES IN NET INTEREST INCOME

	Six Months Ended June 30, 2018
	Compared to the
	Six Months Ended June 30, 2017
	Change Due To		Interest Variance
	Volume	Rate
	(Dollars in thousands)
Interest Income:
Interest bearing deposits	$82	$65	$147
Federal funds sold	6	13	19
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	4	—	4
Investment securities	21	(1)	20
Loans	5,721	548	6,269
Total interest income	5,834	625	6,459

Interest Expense:
Interest bearing deposits	237	1,097	1,334
Borrowed funds	(8)	17	9
Total interest expense	229	1,114	1,343
Net interest income	$5,605	$(489)	$5,116
Net interest income increased by $5.1 million to $28.5 million for the six months ended June 30, 2018 compared to the six months ended June 30, 2017. The Company’s total interest income was impacted by an increase in interest earning assets and five market rate increases between March 15, 2017 and June 30, 2018. Average total interest earning assets were $1.0 billion for the first six months of 2018 compared with $915.8 million for the first six months of 2017. The annualized yield on those interest earning assets increased 69 basis points from 5.94% for the first six months of 2017 to 6.63% for the first six months of 2018. The increase in the average balance of interest earning assets was driven almost entirely by growth in the average balance of the loan portfolio of $97.3 million , or 12% , to $914.9 million for the six months ended June 30, 2018 compared to $817.6 million for the six months ended June 30, 2017.
Average interest bearing liabilities increased by $48.8 million from $675.4 million for the six months ended June 30, 2017 to $724.2 million for the six months ended June 30, 2018. The increase was due to an increase in the average balance of interest bearing deposits of $49.2 million , or 8% , offset by a decrease in the average balance of borrowed funds of $387 thousand , or 1% . Deposits are our primary funding source. The increase in the average balance of interest bearing deposits was primarily due to increases in certificates of deposit and money market accounts for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, and, to a lesser extent, NOW accounts. The annualized average interest rate paid on interest bearing liabilities increased to 1.37% for the first six months of 2018 compared to 1.07% for the first six months of 2017, while the annualized average interest rate paid on interest bearing deposits increased 32 basis points and the annualized average interest rate paid on borrowed funds increased by 12 basis points. The increases in annualized average interest rates reflect an increase in market interest rates in 2017 and the first six months of 2018. For the first six months of 2018, the Company’s annualized net interest margin was 5.66%

65

and net interest spread was 5.26% . For the first six months of 2017, annualized net interest margin was 5.15% and net interest spread was 4.87% .
Provision for Loan Losses
The provision for loan losses is a charge to income in order to bring our allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by our management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.”
Our provision for loan losses amounted to $1.1 million for the first six months of 2018 and $1.2 million for the first six months of 2017. Our allowance for loan losses as a percent of total loans remained unchanged at 1.13% at June 30, 2018 compared to 1.13% at December 31, 2017. Charge-offs amounted to $827 thousand for the six month period ended June 30, 2018 compared to $1.7 million for the year ended December 31, 2017. The allowance for loan losses as a percent of total loans remained the same at 1.13% for the period ended June 30, 2018 and the year ended December 31, 2017.
Noninterest Income
Our primary sources of recurring noninterest income are service charges on deposit accounts, certain credit card fees, such as interchange fees and statement fees, and mortgage banking revenue. Noninterest income does not include (i) loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method or (ii) annual, renewal and late fees related to our credit card portfolio, which are generally recognized over the twelve month life of the related loan as an adjustment to yield using the interest method.
The following table presents, for the periods indicated, the major categories of noninterest income:
NONINTEREST INCOME

	Six Months Ended June 30,
	2018	2017	Increase (Decrease)
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$242	$238	2%
Credit card fees	3,017	2,346	29%
Mortgage banking revenue	4,928	4,472	10%
Loss on sale of securities	(2)	—	—%
Other fees and charges	232	167	39%
Total noninterest income	$8,417	$7,223	17%
Noninterest income for the six months ended June 30, 2018 was $8.4 million , a $1.2 million or 17% increase compared to noninterest income of $7.2 million for the six months ended June 30, 2017. The increase was primarily due to increased credit card fees and higher mortgage banking revenue . Credit card fees increased $671 thousand , or 29% , for the first six months of 2018 to $3.0 million compared to $2.3 million for the first six months of 2017, primarily as a result of an increase in outstanding cards from 137,422 to 166,661 . Mortgage banking revenue increased $456 thousand , or 10% , during the first six months of 2018 to $4.9 million compared to $4.5 million for the first six months of 2017. In response to changing market conditions during 2017, we shifted our mortgage origination focus within Church Street Mortgage, which had been heavily dependent on refinance transactions, to purchase transactions, which have slightly higher rates and prices. Proceeds from the sale of loans held for sale amounted to $188.2 million for the first six months of 2018 compared to $206.9 million for the first six months of 2017.

66

Noninterest Expense
Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy and equipment expenses, professional fees, advertising expenses, loan processing expenses and other general and administrative expenses, including FDIC assessments, communications, travel, meals, training, supplies and postage.
The following table presents, for the periods indicated, the major categories of noninterest expense:
NONINTEREST EXPENSE

	Six Months Ended June 30,
	2018	2017	Increase (Decrease)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$12,512	$11,829	6%
Occupancy and equipment	2,171	1,824	19%
Professional services	845	824	3%
Data processing	7,845	3,954	98%
Advertising	754	920	(18)%
Loan processing	609	718	(15)%
Other real estate expense, net	31	19	63%
Other	2,361	1,654	43%
Total noninterest expense	$27,128	$21,742	25%
Noninterest expense amounted to $27.1 million for the six months ended June 30, 2018, an increase of $5.4 million , or 25% , compared to $21.7 million for the six months ended June 30, 2017. The increase was primarily due to an increase in data processing expenses and, to a lesser extent, increases in salaries and employee benefits and occupancy and equipment expenses. During the fourth quarter of 2017, we converted our credit card processing system to a new vendor to further scale the business. Due to projected growth of our credit card, mortgage and commercial banking businesses, data processing costs will continue to be a significant expense. The increase in salaries and employee benefits was primarily due to increased personnel and compensation for mortgage officers. Occupancy and equipment expenses increased due to additional software licensing fees related to our credit card platform, and rental expense associated with our new branch locations in Columbia, Maryland and Reston, Virginia.
Income Tax Expense
The amount of income tax expense we incur is influenced by our pre-tax income and our other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, such as the Tax Act, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Income tax expense was $2.5 million for the first six months of 2018 compared to $3.0 million for the first six months of 2017. Our effective tax rates for those periods were 29.1% and 38.8% , respectively. Our effective tax rate decreased in 2018 primarily as a result of the Tax Act, which includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate to 21% for tax years beginning after December 31, 2017.

67

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015
Net Income
The following table sets forth the principal components of net income for the periods indicated.

	Years Ended December 31,			Years Ended December 31,
	2017	2016	Increase/(Decrease)	2016	2015	Increase/ (Decrease)
	(Dollars in thousands)
Interest income	$56,666	$49,243	15%	$49,243	$38,254	29%
Interest expense	7,755	6,484	20%	6,484	4,578	42%
Net interest income	48,911	42,759	14%	42,759	33,676	27%
Provision for loan losses	2,655	4,291	(38)%	4,291	1,609	167%
Net interest income after provision	46,256	38,468	20%	38,468	32,067	20%
Noninterest income	15,149	20,473	(26)%	20,473	14,929	37%
Noninterest expenses	47,306	43,380	9%	43,380	34,817	25%
Net income before income taxes	14,099	15,561	(9)%	15,561	12,179	28%
Income tax expense	6,990	6,120	14%	6,120	4,687	31%
Net income	$7,109	$9,441	(25)%	$9,441	$7,492	26%
Year ended December 31, 2017 compared to year ended December 31, 2016
Net income for the year ended December 31, 2017 was $7.1 million, a decrease of $2.3 million, or 25%, from net income for the year ended December 31, 2016 of $9.4 million. This decrease was due to a decline in noninterest income primarily related to a decrease in mortgage banking revenue and a waiver of certain fees on our OpenSky credit cards as a result of our OpenSky data processing system conversion, as well as an increase in noninterest expenses primarily due to an increase in data processing fees. During 2017, we converted our credit card data processing system to a new vendor to further scale the business. In doing so, we incurred non-recurring data processing costs associated with the conversion of $2.3 million. Excluding these one-time costs, our noninterest expense would have been $45.0 million. In addition, as a result of the conversion, we refunded or did not charge our OpenSky customers for 60 days of interest and applicable fees on their accounts, which resulted in a loss of revenue of approximately $2.4 million. Interest income increased $7.4 million and interest expense increased $1.3 million, resulting in an increase to net interest income of $6.2 million for the year ended December 31, 2017 compared to the prior year. Net interest income grew primarily as a result of higher levels of interest earning assets but was negatively impacted by approximately $2.4 million as a result of forgone interest income caused by the credit card data processing system conversion described above. Provision for loan losses decreased $1.6 million as prior year losses increased due to a single borrower relationship that was charged-off. Noninterest income decreased $5.3 million from the prior year as a result of lower mortgage banking revenue, and noninterest expense increased $3.9 million from the prior year primarily due to increased data processing costs incurred in the credit card conversion described above. Income tax expense increased $869 thousand for the year ended December 31, 2017 compared to the year ended December 31, 2016. Included in this figure was a deferred tax asset revaluation charge of $1.4 million related to the enactment of the Tax Act in December 2017. Excluding this item, our income tax expense would have declined by approximately $516 thousand for the year ended December 31, 2017 compared to the year ended December 31, 2016.
See “Risk Factors—Risks Related to Our Business--The increased expenses associated with our new credit card data processing system could adversely affect our earnings if we do not scale our OpenSky credit card division” for additional information on our credit card data processing system conversion.

68

Year ended December 31, 2016 compared to year ended December 31, 2015
Net income for the year ended December 31, 2016 increased $1.9 million, or 26%, to $9.4 million compared to $7.5 million for the year ended December 31, 2015. This increase was driven by continued loan growth and an increase in noninterest income. Interest income increased $11.0 million and interest expense increased $1.9 million resulting in an increase to net interest income of $9.1 million for the year ended December 31, 2016. Provision for loan losses increased $2.7 million, noninterest income increased $5.5 million and noninterest expense increased $8.6 million. Income tax expense increased $1.4 million for the year ended December 31, 2016 compared to the year ended December 31, 2015.
Net Interest Income and Net Margin Analysis
We analyze our ability to maximize income generated from interest earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between the interest and fees earned on interest earning assets, such as loans and securities, and the interest expense incurred in connection with interest bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period. Net interest spread is the difference between average interest rates earned on interest earning assets and average interest rates paid on interest bearing liabilities.
Changes in market interest rates and the interest rates we earn on interest earning assets or pay on interest bearing liabilities, as well as in the volume and types of interest earning assets, interest bearing and noninterest bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic changes in net interest income, net interest margin and net interest spread. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in the Washington, D.C. and Baltimore metropolitan areas, as well as developments affecting the real estate, technology, government services, hospitality and tourism and financial services sectors within our target markets and throughout the Washington, D.C. and Baltimore metropolitan areas. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of our net interest income and net interest margin as our primary sources of earnings.
The following table shows the average outstanding balance of each principal category of our assets, liabilities and stockholders’ equity, together with the average yields on our assets and the average costs of our liabilities for the periods indicated. Such yields and cost are calculated by dividing income or expense by the average daily balances of the corresponding assets or liabilities for the same period.

69

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

	For the Years Ended December 31,
	2017			2016			2015
	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest earning assets:
Interest bearing deposits	$45,385	$481	1.06%	$31,558	$149	0.47%	$23,333	$57	0.24%
Federal funds sold	1,451	14	0.96%	1,159	5	0.41%	1,100	1	0.05%
Certificates of deposit in other banks	—	—	—%	—	—	—%	2,132	17	0.79%
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	2,521	108	4.27%	2,665	135	5.05%	2,996	145	4.85%
Investment securities	52,419	1,067	2.04%	45,051	890	1.98%	39,961	867	2.17%
Loans(1)(2)(3)	853,703	54,996	6.44%	745,243	48,064	6.45%	601,753	37,167	6.18%
Total interest earning assets	955,479	56,666	5.93%	825,676	49,243	5.96%	671,275	38,254	5.70%
Noninterest earning assets	9,467			6,943			8,320
Total assets	$964,946			$832,619			$679,595
Liabilities and Stockholders’ Equity
Interest bearing liabilities:
Interest bearing deposits	$671,639	6,434	0.96%	$571,066	4,857	0.85%	$449,520	3,339	0.74%
Borrowed funds	32,893	1,321	4.02%	47,436	1,627	3.43%	57,617	1,239	2.15%
Total interest bearing liabilities	704,532	7,755	1.10%	618,502	6,484	1.05%	507,137	4,578	0.90%
Noninterest bearing liabilities:
Noninterest bearing liabilities	8,164			7,002			6,037
Noninterest bearing deposits	175,707			141,525			112,538
Stockholders’ equity	76,543			65,590			53,883
Total liabilities and stockholders’ equity	$964,946			$832,619			$679,595
Net interest spread(4)			4.83%			4.91%			4.80%
Net interest income		$48,911			$42,759			$33,676
Net interest margin(5)			5.12%			5.18%			5.02%
Net interest margin excluding credit card portfolio			4.31%			4.53%			4.60%
_______________

(1)	Includes loans held for sale.

(2)	Includes nonaccrual loans.

(3)	Interest income includes amortization of deferred loan fees, net of deferred loan costs.

(4)	Net interest spread is the difference between interest rates earned on interest earning assets and interest rates paid on interest bearing liabilities.

(5)	Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period.

70

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest earning assets and interest bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both volume and rate.
ANALYSIS OF CHANGES IN NET INTEREST INCOME

	For the Years Ended December 31, 2017 Compared to 2016			For the Years Ended December 31, 2016 Compared to 2015
	Change Due To		Interest Variance	Change Due To		Interest Variance
	Volume	Rate		Volume	Rate
	(Dollars in thousands)
Interest Income:
Interest bearing deposits	$87	$245	$332	$25	$67	$92
Federal funds sold	1	8	9	—	4	4
Certificates of deposit in other banks	—	—	—	(17)	—	(17)
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	(7)	(20)	(27)	(17)	6	(11)
Investment securities	149	28	177	77	(54)	23
Loans	6,987	(55)	6,932	9,194	1,704	10,898
Total interest income	7,217	206	7,423	9,262	1,727	10,989

Interest Expense:
Interest bearing deposits	918	659	1,577	988	530	1,518
Borrowed funds	(691)	385	(306)	(164)	552	388
Total interest expense	227	1,044	1,271	824	1,082	1,906
Net interest income	$6,990	$(838)	$6,152	$8,438	$645	$9,083
Year ended December 31, 2017 compared to year ended December 31, 2016
Net interest income increased by $6.2 million to $48.9 million for the year ended December 31, 2017. The Company’s total interest income was impacted by an increase in interest earning assets, a slowly rising interest rate environment in 2017 and forgone interest income caused by our credit card data processing system conversion. Average total interest earning assets were $955.5 million in 2017 compared with $825.7 million in 2016. The yield on interest earning assets decreased by 3 basis points from 5.96% in 2016 to 5.93% in 2017. The increase in the average balance of interest earning assets was driven almost entirely by growth in the loan portfolio. Other than a slight decrease in consumer loans, all loan categories increased in 2017, resulting in an increase in the average balance of the loan portfolio of $108.5 million, or 15%, to $853.7 million for 2017 compared to $745.2 million for 2016. The most significant increases were residential and commercial real estate loans. Interest income on loans was also negatively impacted by approximately $2.4 million as a result of forgone interest income caused by our credit card data processing system conversion. Average interest bearing liabilities increased by $86.0 million from $618.5 million for the year ended December 31, 2016 to $704.5 million for the year ended December 31, 2017. The increase was due to an increase in the average balance of interest bearing deposits of $100.6 million or 18% as the average balance of borrowed funds decreased $14.5 million or 31%. Deposits are our primary funding source. The increase in the average balance of interest bearing deposits was primarily due to increases in other time deposits and money market accounts at December 31, 2017 compared to December 31, 2016, and, to a lesser extent, certificates of deposit of $250,000 or more and NOW accounts. The decrease in the average balance of borrowed funds was primarily caused by a decrease in FHLB advances.

71

The average rate paid on interest bearing liabilities increased to 1.10% for 2017 compared to 1.05% for 2016 as the average rate paid on interest bearing deposits and borrowed funds increased by 11 basis points and 59 basis points, respectively, during the same period. These increases reflect an increase in market interest rates in 2017. In 2017, the Company’s net interest margin was 5.12% and net interest spread was 4.83%. Excluding the impact of the credit card data processing system conversion, these values would have been approximately 5.37% and 5.08%, respectively. In 2016, net interest margin was 5.18% and net interest spread was 4.91%.
Year ended December 31, 2016 compared to year ended December 31, 2015
Net interest income increased by $9.1 million to $42.8 million for the year ended December 31, 2016. The Company’s total interest income was impacted by an increase in interest earning assets and a slowly rising interest rate environment in 2016. Average total interest earning assets were $825.7 million in 2016 compared with $671.3 million in 2015. The increase in the average balance of interest earning assets in 2016 was driven almost entirely by growth in the loan portfolio. The average balance of the loan portfolio increased $143.5 million or 24% to $745.2 million for 2016 compared to $601.8 million for 2015. Other than other consumer loans, all loan categories increased between December 31, 2015 and December 31, 2016, with the most significant increase in the residential and commercial real estate categories. The yield on interest earning assets increased by 26 basis points from 5.70% in 2015 to 5.96% in 2016 primarily due to the increase in higher yielding commercial real estate loans in 2016 and the expansion of our credit card business. Average interest bearing liabilities increased by $111.4 million from $507.1 million for the year ended December 31, 2015 to $618.5 million for the year ended December 31, 2016. The increase was due to an increase in the average balance of interest bearing deposits of $121.5 million, or 27%, as the average balance of borrowed funds decreased $10.2 million or 17.7%. The average rate paid on interest bearing liabilities increased by 15 basis points in 2016 to 1.05% from 0.90% in 2015, which was primarily due to the increase in higher rate certificate of deposit accounts and other time deposit accounts and the full year effect of subordinated debt raised in November of 2015. In 2016, the Company’s net interest margin was 5.18% and net interest spread was 4.91%, which compare favorably to the 2015 net interest margin of 5.02% and net interest spread of 4.80%. The increases were primarily a result of the increased yield on our loan portfolio.
Provision for Loan Losses
The provision for loan losses is a charge to income in order to bring our allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by our management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.”
Our provision for loan losses amounted to $2.7 million for 2017 and $4.3 million for 2016. A charge-off of $1.8 million in 2016 resulted in a higher provision for loan losses when compared to 2017. The charge-off was primarily caused by a single commercial and industrial loan borrower that provided fraudulent financial statements. Charge-offs decreased to $1.7 million in 2017 compared to $2.5 million in 2016. The allowance for loan losses as a percent of total loans remained the same at 1.13% for both of the years ended December 31, 2017 and 2016.
Our provision for loan losses amounted to $4.3 million for 2016 and $1.6 million for 2015. A larger provision was required for 2016 primarily due to a single commercial and industrial loan relationship that resulted in a charge-off of $1.8 million as a result of fraudulently prepared financial statements by the borrower. Charge-offs increased to $2.5 million in 2016 compared to $660 thousand in 2015. The allowance for loan losses as a percent of total loans increased from 1.03% at December 31, 2015 to 1.13% at December 31, 2016.
Noninterest Income
Our primary sources of recurring noninterest income are service charges on deposit accounts, certain credit card fees, such as interchange fees and statement fees, and mortgage banking revenue. Noninterest income does not include (i) loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method or (ii) annual, renewal and late fees related to our credit card portfolio, which are generally recognized over the twelve month life of the related loan as an adjustment to yield using the interest method.

72

The following table presents, for the periods indicated, the major categories of noninterest income:
NONINTEREST INCOME

	Years Ended December 31,			Years Ended December 31,
	2017	2016	Increase/ (Decrease)	2016	2015	Increase/ (Decrease)
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$460	$433	6%	$433	$365	19%
Credit card fees	4,014	3,331	21%	3,331	2,135	56%
Mortgage banking revenue	10,377	16,452	(37)%	16,452	12,145	35%
Loss on sale of foreclosed real estate	(52)	(45)	15%	(45)	(12)	265%
Loss on disposal of premises and equipment	(77)	—	(100)%	—	(31)	(100)%
Other	427	302	42%	302	327	(8)%
Total noninterest income	$15,149	$20,473	(26)%	$20,473	$14,929	37%
Year ended December 31, 2017 compared to year ended December 31, 2016
Noninterest income for 2017 was $15.1 million, a $5.3 million or 26% decrease compared to noninterest income of $20.5 million for 2016. The decrease in 2017 was primarily due to lower mortgage banking revenue, resulting from decreased origination activity in 2017 as compared to 2016. Credit card fees increased $683 thousand, or 21%, in 2017 to $4.0 million, compared to $3.3 million in 2016 primarily as a result of increased credit cards accounts. Mortgage banking revenue decreased $6.1 million or 37% in 2017 to $10.4 million compared to $16.5 million for 2016. This decrease was primarily caused by decreased origination activity as proceeds from the sale of loans held for sale decreased from $859.8 million in 2016 to $469.0 million in 2017. In response to changing market conditions during 2017, we shifted our mortgage origination focus within Church Street Mortgage, which had been heavily dependent on refinance transactions, to purchase transactions and as a result, our gain on sale margin increased from 1.82% for the year ended December 31, 2016 to 2.01% for the year ended December 31, 2017.
Year ended December 31, 2016 compared to year ended December 31, 2015
Noninterest income for 2016 was $20.5 million, a $5.5 million or 37% increase compared to noninterest income of $14.9 million for 2015. The increase in 2016 was primarily due to higher credit card fee and mortgage banking revenue, in both cases resulting from increased origination activity in 2016 as compared to 2015. Credit card fees increased $1.2 million or 56% in 2016 to $3.3 million compared to $2.1 million in 2015. Our Apollo origination system and the continued development of our data and analytics team helped drive an increase in new accounts. Driven by the strong refinancing market for home mortgages in 2016, mortgage banking revenue increased $4.3 million or 35% in 2016 to $16.5 million compared to $12.1 million for 2015. This increase was primarily due to increased origination activity as proceeds from the sale of loans held for sale amounted to $859.8 million in 2016 compared to $770.9 million in 2015. Expansion of our sales and improved operational and capital markets execution allowed us to capture a refinance market opportunity driven by a decrease in interest rates.
Noninterest Expense
Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) data processing fees; (iii)  occupancy and equipment expense; (iv) professional fees; (v) advertising expense; (vi) loan processing expenses; and (vii) other general and administrative expenses, which include expenses associated with FDIC assessments, communications, travel, meals, training, supplies and postage.

73

The following table presents, for the periods indicated, the major categories of noninterest expense:
NONINTEREST EXPENSE

	Years Ended December 31,			Years Ended December 31,
	2017	2016	Increase/ (Decrease)	2016	2015	Increase/ (Decrease)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$23,819	$25,297	(6)%	$25,297	$20,881	21%
Occupancy and equipment	3,829	3,430	12%	3,430	3,131	10%
Professional services	1,874	1,326	41%	1,326	1,263	5%
Data processing	10,620	5,400	97%	5,400	3,449	57%
Advertising	1,922	1,823	5%	1,823	1,431	27%
Loan processing	1,409	2,448	(42)%	2,448	1,686	45%
Other operating	3,833	3,656	5%	3,656	2,976	23%
Total noninterest expense	$47,306	$43,380	9%	$43,380	$34,817	25%
Year ended December 31, 2017 compared to year ended December 31, 2016
Noninterest expense amounted to $47.3 million in 2017, an increase of $3.9 million, or 9%, compared to $43.4 million for 2016. The increase in 2017 was primarily due to an increase in data processing expenses and, to a lesser extent, increases in occupancy and equipment expenses, professional services and advertising expenses. These increases were partially offset by decreases in salaries and benefits and loan processing expenses. During 2017, we converted our credit card processing to new vendors to further scale the business. In doing so, we incurred non-recurring data processing costs associated with the conversion of $2.3 million. Excluding these one-time expenses, our noninterest expense for 2017 would have been $45.0 million, an increase of $1.7 million or 4% compared to 2016. Due to the projected growth of our credit card, mortgage and commercial banking businesses, we expect that data processing costs will continue to be a significant expense. Advertising expenses increased primarily as a result of the expansion of our marketing activities for opportunities to generate mortgages. The decrease in salaries and benefits expense was due to lower commissions paid to loan originators in our mortgage operations. Occupancy and equipment expenses increased as we opened a new branch location in Columbia, Maryland, and professional services increased primarily as a result of additional legal, consulting and accounting fees.
Year ended December 31, 2016 compared to year ended December 31, 2015
Noninterest expense amounted to $43.4 million in 2016, an increase of $8.6 million or 25% compared to $34.8 million for 2015. The increase in 2016 was primarily due to higher salaries and benefits, data processing and advertising expenses. The increase in salaries and benefits was due to increased staffing related to the growth of the Bank while data processing and advertising expenses increased primarily as a result of the expansion of our marketing activities for opportunities to generate mortgages.
Income Tax Expense
The amount of income tax expense we incur is influenced by the amounts of our pre-tax income, and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, such as the Tax Act, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

74

Year ended December 31, 2017 compared to year ended December 31, 2016
Income tax expense was $7.0 million for 2017 and $6.1 million for 2016. Total income tax expense increased $869 thousand in 2017 primarily as a result of the Tax Act, which includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate to 21% for tax years beginning after December 31, 2017. As a result of the reduction in the corporate income tax rate, a revaluation of our deferred tax assets resulted in a $1.4 million increase in tax expense for 2017. Our effective tax rates for 2017 and 2016 were 49.6% and 39.3%, respectively.
Year ended December 31, 2016 compared to year ended December 31, 2015
Income tax expense was $6.1 million for the year ended December 31, 2016 as compared to $4.7 million for the year ended December 31, 2015. Total income tax expense increased $1.4 million in 2016 primarily as a result of increased pre-tax income. Our effective tax rates for 2016 and 2015 were 39.3% and 38.5%, respectively.
Financial Condition
For the six months ended June 30, 2018, our total assets increased $41.8 million from December 31, 2017 to approximately $1.1 billion . Loans receivable and interest-bearing deposits at other financial institutions increased while loans held for sale and securities decreased over that period. An increase in noninterest bearing deposits was partially offset by a decrease in interest bearing deposits. Stockholders’ equity increased $6.9 million , or 9% , to $87.0 million at June 30, 2018, primarily due to our net income for the first six months of 2018.
For the year ended December 31, 2017, our total assets increased $120.4 million from $905.6 million at December 31, 2016 to $1.0 billion at December 31, 2017. Increases in loans receivable, interest bearing deposits at other financial institutions and investment securities were supported by increases in both noninterest bearing and interest bearing deposits while loans held for sale and FHLB advances decreased. Stockholders’ equity increased $9.4 million, or 13%, to $80.1 million at December 31, 2017.
Our total assets amounted to $905.6 million at December 31, 2016 compared to $743.4 million at December 31, 2015. The $162.2 million, or 22%, increase was primarily driven by the growth in the loans receivable of $122.1 million and an increase of $13.4 million in interest bearing deposits at other financial institutions. Asset growth was funded by a $161.1 million increase in total deposits as borrowings decreased $14.1 million. Stockholders’ equity increased $11.1 million, or 19%, to $70.7 million at December 31, 2016.
Interest Bearing Deposits at Other Financial Institutions
For the six months ended June 30, 2018, interest bearing deposits at other financial institutions increased $17.6 million, or 44% , to $58.0 million from $40.4 million at December 31, 2017. The increase was primarily due to excess funds from the decrease in both loans held for sale and federal fund balances as well as paydowns received on mortgage-backed securities.
Interest bearing deposits at other financial institutions increased from $29.1 million at December 31, 2016 to $40.4 million at December 31, 2017, or 38%. At December 31, 2015, interest bearing deposits were $15.8 million. As the Company continues to grow, so does its liquidity needs. Cash that is not immediately needed to fund loans by the Bank is invested in liquid assets that also earn interest.
Securities
We use our securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements.
Management classifies investment securities as either held to maturity or available for sale based on our intentions and the Company’s ability to hold such securities until maturity. In determining such classifications, securities that

75

management has the positive intent and the Company has the ability to hold until maturity are classified as held to maturity and carried at amortized cost. All other securities are designated as available for sale and carried at estimated fair value with unrealized gains and losses included in shareholders’ equity on an after-tax basis. For the years presented, all securities were classified as available for sale.
Our investment portfolio decreased 8% , or $4.2 million , from $54.0 million at December 31, 2017, to $49.8 million at June 30, 2018 primarily due to paydowns received on mortgage-backed securities. To supplement interest income earned on our loan portfolio, we invest in high quality mortgage-backed securities, government agency bonds, high quality municipal and corporate bonds and equity securities.
Our investment portfolio increased 13% , or $6.0 million , from $48.0 million at December 31, 2016 to $54.0 million at December 31, 2017. Our investment portfolio increased 22% from December 31, 2015 to December 31, 2016 from $39.2 million to $48.0 million .
The following tables summarize the contractual maturities and weighted-average yields of investment securities at June 30, 2018 and the amortized cost and carrying value of those securities as of the indicated dates.
INVESTMENT PORTFOLIO

	One Year or Less		More Than One Year Through Five Years		More Than Five Years Through 10 Years		More Than 10 Years		Total
At June 30, 2018	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Fair Value	Weighted Average Yield
	(Dollars in thousands)
Securities Available for Sale:
U.S. government-sponsored agencies	$10,996	1.53%	$6,496	1.36%	$—	—%	$—	—%	$17,492	$17,296	1.47%
Municipal	—	—%	—	—%	—	—%	518	2.49%	518	502	2.49%
Corporate bonds	—	—%	—	—%	2,000	5.50%	1,059	4.00%	3,059	3,051	4.98%
Mortgage-backed securities	1	4.55%	370	3.99%	10,928	2.12%	18,480	2.22%	29,779	28,950	2.20%
Total	$10,997	1.53%	$6,866	1.50%	$12,928	2.64%	$20,057	2.32%	$50,848	$49,799	2.12%

			December 31,
	June 30, 2018		2017		2016		2015
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
			(Dollars in thousands)
Securities Available for Sale:
U.S. government-sponsored agencies	$17,492	$17,296	$17,488	$17,370	$17,480	$17,468	$17,491	$17,525
Municipal	518	502	518	516	—	—	—	—
Corporate bonds	3,059	3,051	3,060	3,076	3,060	3,079	1,558	1,527
Mortgage-backed securities	29,779	28,950	33,310	33,067	27,490	27,438	19,788	20,123
Total	$50,848	$49,799	$54,376	$54,029	$48,030	$47,985	$38,837	$39,175
Loan Portfolio
Our primary source of income is derived from interest earned on loans. Our loan portfolio consists of loans secured by real estate as well as commercial business loans, credit card loans, substantially all of which are secured by corresponding deposits at the Bank and, to a very limited extent, other consumer loans. Our loan customers primarily consist of small- to medium-sized businesses, professionals, real estate investors, small residential builders and individuals. Our owner-occupied and investment commercial real estate loans, residential construction loans and commercial business loans provide us with higher risk-adjusted returns, shorter maturities and more sensitivity to

76

interest rate fluctuations, and are complemented by our relatively lower risk residential real estate loans to individuals. To a lesser but growing extent, our credit card portfolio supplements our traditional lending products with enhanced yields. Our lending activities are principally directed to our market area consisting of the Washington, D.C. and Baltimore metropolitan areas.
The following table summarizes our loan portfolio by type of loan as of the dates indicated:
COMPOSITION OF LOAN PORTFOLIO

	June 30, 2018		December 31,
			2017		2016		2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)
Real estate:
Residential	$366,465	40%	$342,684	39%	$286,332	37%	$225,185	35%	$157,370	31%	$121,093	30%
Commercial	271,800	29	259,853	29	234,869	31	190,776	30	162,697	32	128,945	31
Construction	149,192	16	144,932	16	134,540	18	129,304	20	111,618	22	100,839	25
Commercial	101,752	11	108,982	12	87,563	11	79,003	12	63,750	13	48,615	12
Credit card	32,522	4	31,507	4	20,446	3	13,812	2	9,562	2	7,404	2
Other consumer	1,244	—	1,053	—	1,157	—	2,233	1	1,624	—	1,696	—
Total gross loans	922,975	100%	889,011	100%	764,907	100%	640,313	100%	506,621	100%	408,592	100%
Unearned income	(2,192)		(1,591)		(1,477)		(963)		(282)		(328)
Total loans net of unearned income	920,783		887,420		763,430		639,350		506,339		408,264
Allowance for loan losses	(10,447)		(10,033)		(8,597)		(6,573)		(5,531)		(4,735)
Total net loans	$910,336		$877,387		$754,833		$632,777		$500,808		$403,529
Residential Real Estate Loans. We offer one-to-four family mortgage loans primarily on owner-occupied primary residences and, to a lesser extent, investor owned residences. Residential loans are originated through our commercial sales teams and our Church Street Mortgage division. Our residential loans also include home equity lines of credit. Our one-to-four family residential loans have a relatively small balance spread between many individual borrowers compared to our other loan categories. Our owner-occupied residential real estate loans usually have fixed rates for five or seven years and adjust on an annual basis after the initial term based on a typical maturity of 30 years. Our investor residential real estate loans are based on 25-year terms with a balloon payment due after five years. The required minimum debt service coverage ratio is 1.15. Residential real estate loans have represented a stable and growing portion of our loan portfolio. We intend to continue to emphasize residential real estate lending.
Commercial Real Estate Loans . We originate both owner-occupied and non-owner-occupied commercial real estate loans. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loans. As of June 30, 2018, we had approximately $125.7 million of owner-occupied commercial real estate loans, representing approximately 46.2% of our commercial real estate portfolio. Commercial real estate loan terms are generally extended for 10 years or less and amortize generally over 25 years or less. The interest rates on our commercial real estate loans have initial fixed rate terms that adjust typically at 5 years and we routinely charge an origination fee for our services. We generally require personal guarantees from the principal owners of the business, supported by a review of the principal owners’ personal financial statements and global debt service obligations. The properties securing the portfolio are located primarily throughout our markets and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.
Construction Loans. Our construction loans are offered within our Washington, D.C. and Baltimore, Maryland metropolitan operating areas to builders primarily for the construction of single-family homes and condominium and townhouse conversions or renovations and, to a lesser extent, to individuals. Our construction loans typically have terms of 12 to 18 months with the goal of transitioning the borrowers to permanent financing or re-underwriting and

77

selling into the secondary market through Church Street Mortgage. According to our underwriting standards, the ratio of loan principal to collateral value, as established by an independent appraisal, cannot exceed 75% for investor-owned and 80% for owner-occupied properties. We conduct semi-annual stress testing of our construction loan portfolio and closely monitor underlying real estate conditions as well as our borrower’s trends of sales valuations as compared to underwriting valuations as part of our ongoing risk management efforts. We also closely monitor our borrowers’ progress in construction buildout and strictly enforce our original underwriting guidelines for construction milestones and completion timelines.
Commercial Business Loans. In addition to our other loan products, we provide general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, letters of credit and other loan products, primarily in our target markets, and underwritten based on each borrower’s ability to service debt from income. These loans are primarily made based on the identified cash flows of the borrower and secondarily, on the underlying collateral provided by the borrower. Most commercial business loans are secured by a lien on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory and equipment, and we generally obtain a personal guaranty from the borrower or other principal.
Credit Cards. Through our OpenSky credit card division, we provide credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores through a fully digital and mobile platform. Substantially all of the lines of credit are secured by a noninterest bearing demand account at the Bank in an amount equal to the full credit limit of the credit card. In addition, using our proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis) the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit.
Other Consumer Loans. To a very limited extent and typically as an accommodation to existing customers, we offer personal consumer loans such as term loans, car loans or boat loans.
The repayment of loans is a source of additional liquidity for us. The following table details maturities and sensitivity to interest rate changes for our loan portfolio at June 30, 2018:
LOAN MATURITY AND SENSITIVITY TO CHANGES IN INTEREST RATES

	As of June 30, 2018
	Due in One Year or Less	Due in One to Five Years	Due After Five Years	Total
	(Dollars in thousands)
Real estate:
Residential	$91,677	$94,144	$180,644	$366,465
Commercial	38,244	143,001	90,555	271,800
Construction	136,655	12,537	—	149,192
Commercial	43,975	46,707	11,070	101,752
Credit card	32,522	—	—	32,522
Other consumer	701	543	—	1,244
Total loans	$343,774	$296,932	$282,269	$922,975
Amounts with fixed rates	$70,410	$218,034	$49,790	$338,234
Amounts with floating rates	$273,364	$78,898	$232,479	$584,741
Nonperforming Assets
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be

78

unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management’s opinion, reasonably assured. Any loan which the Bank deems to be uncollectible, in whole or in part, is charged off to the extent of the anticipated loss. Consumer credit card balances are moved into the charge off queue after they become more than 90 days past due and are charged off not later than 120 days after they become past due. Loans that are past due for 180 days or more are charged off unless the loan is well secured and in the process of collection.
We believe our disciplined lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our bankers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.
Nonperforming loans decreased to $3.3 million , or 0.35% of total loans, at June 30, 2018 compared to $5.4 million , or 0.61% of total loans, at December 31, 2017. Foreclosed real estate increased to $493 thousand as of June 30, 2018 compared to $93 thousand as of December 31, 2017 due to the foreclosure of a construction loan for $188 thousand and two non-owner occupied 1-4 family loans totaling $179 thousand in the aggregate. OREO of approximately $26 thousand was sold during the first six months of 2018. Accruing restructured loans decreased $3.2 million between December 31, 2017 and June 30, 2018 primarily due to two restructured performing loans, totaling $3.1 million in the aggregate, which were repaid in full in April 2018.
Nonperforming loans increased to $5.4 million, or 0.61% of total loans, at December 31, 2017 compared to $4.5 million, or 0.59% of total loans, at December 31, 2016. Nonperforming loans at December 31, 2015 were $5.8 million, or 0.90% of total loans. Foreclosed real estate remained fairly stable at $93 thousand as of December 31, 2017 compared to $90 thousand as of December 31, 2016. At December 31, 2015, foreclosed real estate was $203 thousand.
Total nonperforming assets were $3.8 million, $5.5 million , $4.6 million and $6.0 million at June 30, 2018 and December 31, 2017, 2016 and 2015, respectively or 0.35% , 0.54% , 0.51% , and 0.80% , respectively, of corresponding total assets.

79

The following table presents information regarding nonperforming assets at the dates indicated:
NONPERFORMING ASSETS

	June 30, 2018	December 31,
		2017	2016	2015	2014	2013
		(Dollars in thousands)
Nonaccrual loans
Real Estate:
Residential	$1,382	$1,828	$1,822	$2,392	$2,440	$2,742
Commercial	1,040	1,648	1,193	1,675	3,182	2,581
Construction	—	499	—	—	—	600
Commercial	771	1,067	750	936	673	1,487
Credit card	—	—	—	—	—	—
Other consumer	—	—	—	—	—	16
Accruing loans 90 or more days past due	63	365	753	772	64	25
Total nonperforming loans	3,256	5,407	4,518	5,775	6,359	7,451
Other real estate owned	493	93	90	203	454	282
Total nonperforming assets	$3,749	$5,500	$4,608	$5,978	$6,813	$7,733
Restructured loans-nonaccrual	$297	$592	$941	$2,155	$2,300	$1,612
Restructured loans-accruing	$—	$3,219	$—	$267	$468	$1,181
Ratio of nonperforming loans to total loans	0.35%	0.61%	0.59%	0.90%	1.26%	1.83%
Ratio of nonperforming assets to total assets	0.35%	0.54%	0.51%	0.80%	1.10%	1.58%
Potential Problem Loans
From a credit risk standpoint, we grade watchlist and problem loans into one of five categories: pass/watch, special mention, substandard, doubtful or loss. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings on credits regularly. Ratings are adjusted regularly to reflect the degree of risk and loss that our management believes to be appropriate for each credit. Our methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss). Our lending policy requires the routine monitoring of weekly past due reports, daily overdraft reports, monthly maturing loans, monthly risk rating reports and internal loan review reports. The lending and credit management of the Bank remain actively engaged in weekly meetings to review loans rated pass/watch. The focus of each meeting is to identify and promptly determine any necessary required action with this loan population, which consists of loans that, although considered satisfactory and performing to terms, may exhibit special risk features that warrant management’s attention.
Loans that are deemed special mention, substandard, doubtful or loss are listed in the Bank’s Problem Loan Status Report. The Problem Loan Status Report provides a detailed summary of the borrower and guarantor status, loan accrual status, collateral evaluation and includes a description of the planned collection and administration program designed

80

to mitigate the Bank’s risk of loss and remove the loan from problem status. The Special Asset Committee reviews the Problem Loan Status Report on a quarterly basis for borrowers with an overall loan exposure in excess of $250,000.
The Bank uses the following definitions for watch list risk ratings:

•
Pass/Watch. Borrowers who are considered satisfactory and performing to terms, however exhibit special risk features such as declining earnings, strained cash flow, increasing leverage, and/or weakening fundamentals that indicate above average risk.

•
Special Mention. A special mention loan has potential weaknesses deserving of management’s attention. If uncorrected, such weaknesses may result in deterioration of the repayment prospects for the asset or in our credit position at some future date.

•
Substandard. A substandard loan is inadequately protected by the current financial condition and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets that are classified as substandard.

•
Doubtful. A doubtful loan has all weaknesses inherent in one classified as substandard, with the added characteristic that weaknesses make collection or liquidation in full, on the basis of existing facts, conditions, and values, highly questionable and improbable. The probability of loss is extremely high, but certain important and reasonably specific factors that may work to the advantage and strengthening of the asset exist. Therefore, its classification as an estimated loss is deferred until a more precise status may be determined by management. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

•	Loss. Credits rated as loss are charged-off. We have no expectation of the recovery of any payments in respect of credits rated as loss.
Loans not meeting the criteria above are considered to be pass-rated loans. The following tables present the loan balances by category as well as risk rating. No assets were classified as loss during the periods presented.

81

LOAN CLASSIFICATION

	Pass(1)	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
June 30, 2018
Real estate:
Residential	$365,083	$—	$1,382	$—	$366,465
Commercial	267,301	3,002	1,497	—	271,800
Construction	147,092	2,100	—	—	149,192
Commercial	95,950	5,031	771	—	101,752
Credit card	32,522	—	—	—	32,522
Other consumer	1,244	—	—	—	1,244
Total	$909,192	$10,133	$3,650	$—	$922,975

December 31, 2017
Real estate:
Residential	$340,854	$—	$1,830	$—	$342,684
Commercial	251,292	6,175	2,386	—	259,853
Construction	144,433	—	499	—	144,932
Commercial	101,868	5,730	1,384	—	108,982
Credit card	31,507	—	—	—	31,507
Other consumer	1,053	—	—	—	1,053
Total	$871,007	$11,905	$6,099	$—	$889,011

December 31, 2016
Real estate:
Residential	$284,744	$—	$1,588	$—	$286,332
Commercial	229,473	3,526	1,870	—	234,869
Construction	134,540	—	—	—	134,540
Commercial	85,765	1,072	726	—	87,563
Credit card	20,446	—	—	—	20,446
Other consumer	1,157	—	—	—	1,157
Total	$756,125	$4,598	$4,184	$—	$764,907

December 31, 2015
Real estate:
Residential	$222,884	$—	$2,301	$—	$225,185
Commercial	186,957	794	3,025	—	190,776
Construction	129,304	—	—	—	129,304
Commercial	75,531	2,536	752	184	79,003
Credit card	13,812	—	—	—	13,812
Other consumer	2,233	—	—	—	2,233
Total	$630,721	$3,330	$6,078	$184	$640,313
_______________

(1)	Category includes loans graded exceptional, very good, good, satisfactory and pass / watch.

82

At June 30, 2018, the recorded investment in impaired loans was $3.2 million , $395 thousand of which required a specific reserve of $139 thousand compared to a recorded investment in impaired loans of $8.2 million including $366 thousand requiring a specific reserve of $60 thousand at December 31, 2017 and impaired loans of $3.4 million , including $420 thousand requiring a specific reserve of $63 thousand at December 31, 2016. At December 31, 2015, the recorded investment in impaired loans was $5.8 million, $375 thousand of which required a specific reserve of $29 thousand . Of the $8.2 million of impaired loans at December 31, 2017, approximately $3.1 million was related to one loan relationship. The Bank received payment in full on the $3.1 million indebtedness in April 2018.
Impaired loans also include certain loans that have been modified as troubled debt restructurings, or TDRs. At June 30, 2018, the Company had six loans amounting to $297 thousand that were considered to be TDRs, compared to nine loans amounting to $3.8 million at December 31, 2017 and 11 loans totaling $941 thousand at December 31, 2016. Fifteen loans amounting to $2.4 million were considered to be TDRs at December 31, 2015. The decline from December 31, 2017 to June 30, 2018 is largely due to one accruing TDR relationship amounting to $3.1 million that was paid in full during the period.
Allowance for Loan Losses
We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts, or at all. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of our loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. See “Critical Accounting Policies—Loans and the Allowance for Loan Losses.”
In connection with the review of our loan portfolio, we consider risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

•
for residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt-to-income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral;

•
for commercial mortgage loans, the debt service coverage ratio, operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•
for construction loans, the perceived feasibility of the project including the ability to sell improvements constructed for resale, the quality and nature of contracts for presale, if any, experience and ability of the developer, loan-to-cost ratio and loan-to-value ratio;

•
for commercial business loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and

•
for credit card-related loans, the borrower’s debt-to-income is estimated from credit rating services, and ability to repay ratios are determined from income and housing payment data provided by the borrower at the time the application for a credit card is submitted. Secured credit line increases are issued upon successful demonstration of the customer’s ability to repay and adherence to our internal policy limits. For unsecured credit line increases, we examine time on book, FICO scores and certain analytics which track a customer’s consumer behaviors, line utilization, payment turnover and delinquency history.

83

The following table presents a summary of changes in the allowance for loan losses for the periods and dates indicated:
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

	For the Six Months Ended June 30, 2018	For the Years Ended December 31,
		2017	2016	2015	2014	2013
		(Dollars in thousands)
Total loans outstanding, net of unearned income (end of period)	$920,783	$887,420	$763,430	$639,350	$506,339	$408,264
Average loans outstanding, net of unearned income	$913,793	$831,292	$688,324	$567,085	$472,287	$361,068
Allowance for loan losses at beginning of period	$10,033	$8,597	$6,573	$5,531	$4,735	$3,781
Charge-offs:
Real estate:
Residential	—	(190)	(42)	(13)	(294)	(24)
Commercial	(22)	(312)	(62)	(154)	(20)	(168)
Construction	—	—	—	—	—	—
Commercial	(147)	(25)	(1,765)	(263)	(139)	(110)
Credit card	(658)	(1,124)	(640)	(230)	—	—
Other consumer	—	—	—	—	—	—
Total charge-offs	(827)	(1,651)	(2,509)	(660)	(453)	(302)
Recoveries:
Real estate:
Residential	2	—	7	—	6	—
Commercial	7	115	89	—	—	—
Construction	—	—	—	76	—	—
Commercial	1	3	8	17	13	46
Credit card	86	314	138	—	—	—
Other consumer	—	—	—	—	—	—
Total recoveries	96	432	242	93	19	46
Net charge-offs	(731)	(1,219)	(2,267)	(567)	(434)	(256)
Provision for loan losses	1,145	2,655	4,291	1,609	1,230	1,210
Allowance for loan losses at period end	$10,447	$10,033	$8,597	$6,573	$5,531	$4,735
Allowance for loan losses to period end loans	1.13%	1.13%	1.13%	1.03%	1.09%	1.16%
Net charge-offs to average loans	0.08%	0.15%	0.33%	0.10%	0.09%	0.07%
Our allowance for loan losses at June 30, 2018 and December 31, 2017, 2016 and 2015, was $10.4 million, $10.0 million , $8.6 million and $6.6 million , respectively, or 1.13% , 1.13% , 1.13% , and 1.03% of loans for each respective period end. The allowance for loan losses at June 30, 2018 included specific reserves of $139 thousand set aside for impaired loans. Our charge-offs for the six months ended June 30, 2018 were $827 thousand and were partially offset by recoveries of $96 thousand . The allowance for loan losses at December 31, 2017 included specific reserves of $60

84

thousand set aside for impaired loans. Our charge-offs for the year ended December 31, 2017 were $1.7 million and were partially offset by recoveries of $432 thousand compared to charge-offs of $2.5 million for the year ended December 31, 2016, which were partially offset by recoveries of $242 thousand . The charge-offs for the first six months of 2018 and for the year ended December 31, 2017 were primarily due to credit card charge-offs as a result of growth in our credit card portfolio and certain charges in excess of credit limits. A significant portion of the charge-offs for 2016 related to one relationship with aggregate outstanding indebtedness of $1.8 million, all of which was charged off. For the year ended December 31, 2015, charge-offs were $660 thousand and recoveries were $93 thousand .
Although we believe that we have established our allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in our loan portfolio.
The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

			December 31,
	June 30, 2018		2017		2016		2015		2014		2013
	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)
			(Dollars in thousands)
Real estate:
Residential	$3,207	40%	$3,137	39%	$2,664	37%	$2,006	36%	$1,458	26%	$1,145	24%
Commercial	2,948	29	2,860	29	2,682	31	2,111	30	1,967	36	1,827	39
Construction	1,889	16	1,646	16	1,591	18	1,565	20	1,257	23	1,061	22
Commercial	1,396	11	1,497	12	1,174	11	727	12	811	15	668	14
Credit card	998	4	885	4	477	3	110	2	—	—	—	—
Other consumer	9	—	8	—	9	—	53	—	38	0	34	1
Total allowance for loan losses	$10,447	100%	$10,033	100%	$8,597	100%	$6,572	100%	$5,531	100%	$4,735	100%
_______________

(1)	Loan category as a percentage of total loans.
Deposits
Deposits are the major source of funding for the Company. We offer a variety of deposit products including NOW, savings, money market and time accounts all of which we actively market at competitive pricing. We generate deposits from our customers on a relationship basis and through the efforts of our commercial lending officers and our business banking officers. Our credit card customers are also a significant source of low cost deposits. As of June 30, 2018, our credit card customers accounted for $59.0 million , or 24.8% , of our total noninterest bearing deposit balances. We supplement our deposits with wholesale funding sources such as the Certificate of Deposit Account Registry Service, or CDARS, and brokered deposits.
Interest bearing deposits decreased $ 7.3 million, or 1.0% , from December 31, 2017 to June 30, 2018 primarily due to a limited number of large withdrawals in commercial money market accounts. During the same period, certificates of deposit increased $15.7 million. In order to fund the loan growth of the Bank, we built upon our prior success of focusing our strategic efforts to grow core deposits through an expanded deposits sales force, incentives to our commercial loan team and increased marketing efforts. The average rate paid on interest bearing deposits increased 28 basis points from 0.96% for the year ended December 31, 2017 to 1.24% for the six months ended June 30, 2018. Rates paid on certificates of deposit increased 33 basis points over the same period.
Interest bearing deposits increased $73.5 million, or 11.6%, from December 31, 2016 to December 31, 2017. Time deposits increased $8.1 million and other interest bearing deposits increased $65.4 million. The average rate paid on interest bearing deposits increased 11 basis points for the year ended December 31, 2017 compared to the year ended

85

December 31, 2016. Rates paid on certificates of deposit increased 18 basis points over the same period.
For the year ended December 31, 2016, interest bearing deposits increased $127.1 million, or 25.1%, time deposits increased $79.0 million and other interest bearing deposits increased $48.2 million. The Bank undertook a strategic effort to grow core deposits to fund growth by expanding our deposits sales force, adding incentives to our commercial loan team and increasing marketing efforts. Average rates paid for deposits increased 11 basis points from the prior year primarily as a result of higher rates paid for large time deposits.
The following table presents the average balances and average rates paid on deposits for the periods indicated:
COMPOSITION OF DEPOSITS

	For the Six Months Ended June 30, 2018		For the Year Ended December 31,
			2017		2016		2015
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
NOW accounts	$72,253	0.28%	$69,455	0.22%	$50,628	0.21%	$39,856	0.25%
Money market accounts	294,305	1.17%	282,840	0.88%	252,486	0.81%	184,615	0.79%
Savings accounts	3,501	0.26%	3,365	0.15%	3,326	0.15%	2,613	0.15%
Certificates of deposit	323,123	1.53%	315,979	1.20%	264,626	1.02%	222,436	0.80%
Total interest bearing deposits	693,182	1.24%	671,639	0.96%	571,066	0.85%	449,520	0.74%
Noninterest bearing demand accounts	210,081		175,707		141,525		112,538
Total deposits	$903,263	0.95%	$847,346	0.76%	$712,591	0.68%	$562,058	0.59%
The following table presents the maturities of our certificates of deposit as of June 30, 2018.
MATURITIES OF CERTIFICATES OF DEPOSIT

	Three Months or Less	Over Three Through Six Months	Over Six Through Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)
$100,000 or more	$73,099	$38,832	$85,678	$50,340	$247,949
Less than $100,000	22,720	21,275	27,982	13,157	85,134
Total	$95,819	$60,107	$113,660	$63,497	$333,083
Borrowings
We primarily utilize short-term and long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below.
FHLB Advances . The FHLB allows us to borrow up to 25% of our assets on a blanket floating lien status collateralized by certain securities and loans. As of June 30, 2018, approximately $178.7 million in real estate loans and $7.0 million in investment securities were pledged as collateral for our FHLB borrowings. We utilize these

86

borrowings to meet liquidity needs and to fund certain fixed rate loans in our portfolio. As of June 30, 2018, we had $2.0 million in outstanding advances and $165.1 million in available borrowing capacity from the FHLB.
The following table sets forth certain information on our FHLB borrowings during the periods presented:
FHLB ADVANCES

	Six Months Ended June 30, 2018	Years Ended December 31,
		2017	2016	2015
		(Dollars in thousands)
Amount outstanding at period-end	$2,000	$2,000	$6,000	$11,000
Weighted average interest rate at period-end	4.26%	4.26%	3.03%	1.92%
Maximum month-end balance during the period	$2,000	$11,000	$21,000	$46,000
Average balance outstanding during the period	$4,210	$4,910	$16,516	$31,208
Weighted average interest rate during the period	4.20%	3.23%	1.53%	0.92%
Other borrowed funds . The Company has also issued a senior promissory note, junior subordinated debentures and other subordinated notes. At June 30, 2018, these other borrowings amounted to $15.4 million .
On July 30, 2014, we issued a senior promissory note in an aggregate principal amount of $5,000,000, which was scheduled to mature on July 31, 2019. The senior promissory note was repaid during the first quarter of 2018.
At June 30, 2018, our junior subordinated debentures amounted to $2.1 million. The junior subordinated debentures were issued in June of 2006, mature on June 15, 2036, and may be redeemed prior to that date under certain circumstances. The principal amount of the debentures has not changed since issuance, and they accrue interest at a floating rate equal to the three-month LIBOR plus 1.87%.
On November 24, 2015, the Company issued $13.5 million in aggregate principal amount of subordinated notes with a maturity date of December 1, 2025. The notes may be redeemed prior to the maturity date under certain circumstances. The notes bear interest at 6.95% for the first five years, then adjust to the three-month LIBOR plus 5.33%.
Federal Reserve Bank of Richmond . The Federal Reserve Bank of Richmond has an available borrower in custody arrangement which allows us to borrow on a collateralized basis. The Company’s borrowing capacity under the Federal Reserve’s discount window program was $16.0 million as of June 30, 2018. Certain commercial loans are pledged under this arrangement. We maintain this borrowing arrangement to meet liquidity needs pursuant to our contingency funding plan. No advances were outstanding under this facility as of June 30, 2018.
The Company also has available lines of credit of $28.0 million with other correspondent banks at June 30, 2018, as well as access to certificate of deposit funding through a financial network which is limited to 15% of the Bank’s assets.
Liquidity and Capital Resources
Capital Resources
Stockholders’ equity increased $6.9 million for the six months ended June 30, 2018 compared to the year ended December 31, 2017. Net income resulted in an increase to retained earnings of $6.1 million as of June 30, 2018. Stock options exercised, shares issued as compensation, shares sold and stock-based compensation increased common stock and additional paid-in capital aggregately by $1.3 million . This increase was offset by $44 thousand , or 5,500 shares, repurchased and retired during the first six months of 2018. Stockholders’ equity increased $9.4 million for the year

87

ended December 31, 2017 compared to the year ended December 31, 2016. Net income resulted in an increase to retained earnings of $7.1 million as of December 31, 2017. During 2017, stock options exercised, shares issued as compensation and stock-based compensation increased common stock and additional paid-in-capital in the aggregate by $2.9 million. The increases were partially offset by $512 thousand of shares repurchased and retired during 2017.
For the year ended December 31, 2016, stockholders’ equity increased $11.1 million , primarily as a result of net income of $9.4 million . Shares of common stock totaling 1,111,312 were issued upon conversion of outstanding debt, resulting in an increase to stockholders’ equity of $3.3 million . During 2016, stock options exercised, shares issued as compensation and stock-based compensation increased common stock and additional paid-in-capital in the aggregate by $2.0 million. The increases were partially offset by $3.4 million of shares repurchased and retired during 2016.
The Company uses several indicators of capital strength. The most commonly used measure is average common equity to average assets (computed as average equity divided by average total assets), which was 8.08% at June 30, 2018 and 7.93% , 7.88% and 7.93% at December 31, 2017, 2016 and 2015, respectively.
The following table shows the return on average assets (computed as net income divided by average total assets), return on average equity (computed as net income divided by average equity) and average equity to average assets ratios for the six months ended June 30, 2018 and for the years ended December 31, 2017, 2016 and 2015.

	Six Months Ended June 30, 2018	Years Ended December 31,
		2017	2016	2015
Return on Average Assets(1)	1.20%	0.74%	1.13%	1.10%
Return on Average Equity(1)	14.92%	9.29%	14.39%	13.90%
Average Equity to Average Assets	8.08%	7.93%	7.88%	7.93%
_______________

(1)	These ratios are annualized for the six months ended June 30, 2018.
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of common equity Tier 1, Tier 1, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 1250%. The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.
In July 2013, federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with certain standards that were developed by Basel III and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions and bank holding companies and savings and loan holding companies with total consolidated assets of more than $1 billion, which we refer to below as “covered” banking organizations. The Company and the Bank were required to implement the new Basel III capital standards (subject to the phase-in for certain parts of the new rules) as of January 1, 2015 and January 1, 2018, respectively.
As of June 30, 2018, the Company and the Bank were in compliance with all applicable regulatory capital requirements to which they were subject, and the Bank was classified as “well capitalized” for purposes of the prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital

88

levels may decrease depending on our level of earnings. However, we intend to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us. See “Supervision and Regulation—Capital Adequacy Guidelines” for additional discussion regarding the regulatory capital requirements applicable to the Company and the Bank.
The following table presents the regulatory capital ratios for the Company and the Bank as of the dates indicated.

(Dollars in thousands)	Actual		Minimum capital adequacy		To be well capitalized		Full Phase In of Basel III
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2018
The Company
Tier 1 leverage ratio (to average assets)	$89,808	8.65%	$41,511	4.00%	N/A	N/A	$41,511	4.00%
Tier 1 capital (to risk-weighted assets)	89,808	10.77%	60,477	7.25%	N/A	N/A	70,904	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	87,746	10.52%	47,964	5.75%	N/A	N/A	58,391	7.00%
Total capital ratio (to risk-weighted assets)	100,247	12.02%	77,160	9.25%	N/A	N/A	87,587	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$91,859	8.91%	$41,246	4.00%	$51,557	5.00%	$41,246	4.00%
Tier 1 capital (to risk-weighted assets)	91,859	11.09%	60,059	7.25%	66,272	8.00%	70,414	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	91,859	11.09%	47,633	5.75%	53,846	6.50%	57,988	7.00%
Total capital ratio (to risk-weighted assets)	102,226	12.34%	76,627	9.25%	82,840	10.00%	86,982	10.50%

December 31, 2017
The Company
Tier 1 leverage ratio (to average assets)	$82,428	8.10%	$40,724	4.00%	N/A	N/A	$40,724	4.00%
Tier 1 capital (to risk-weighted assets)	82,428	10.18%	58,717	7.25%	N/A	N/A	68,841	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	80,366	9.92%	46,569	5.75%	N/A	N/A	56,693	7.00%
Total capital ratio (to risk-weighted assets)	92,562	11.43%	74,915	9.25%	N/A	N/A	85,039	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$86,150	8.55%	$40,316	4.00%	$50,395	5.00%	$40,316	4.00%
Tier 1 capital (to risk-weighted assets)	86,150	10.78%	57,928	7.25%	63,920	8.00%	67,915	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	86,150	10.78%	45,943	5.75%	51,935	6.50%	55,930	7.00%
Total capital ratio (to risk-weighted assets)	96,148	12.03%	73,908	9.25%	79,900	10.00%	83,895	10.50%

89

(Dollars in thousands)	Actual		Minimum capital adequacy		To be well capitalized		Full Phase In of Basel III
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
The Company
Tier 1 leverage ratio (to average assets)	$72,841	8.01%	$36,388	4.00%	N/A	N/A	$36,388	4.00%
Tier 1 capital (to risk-weighted assets)	72,841	10.02%	48,145	6.63%	N/A	N/A	61,764	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	70,779	9.74%	37,244	5.13%	N/A	N/A	50,865	7.00%
Total capital ratio (to risk-weighted assets)	95,437	13.13%	62,679	8.63%	N/A	N/A	76,297	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$80,155	8.86%	$36,175	4.00%	$45,218	5.00%	$36,175	4.00%
Tier 1 capital (to risk-weighted assets)	80,155	11.12%	47,764	6.63%	57,678	8.00%	61,283	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	80,155	11.12%	36,950	5.13%	46,863	6.50%	50,468	7.00%
Total capital ratio (to risk-weighted assets)	89,171	12.37%	62,184	8.63%	72,097	10.00%	75,702	10.50%

December 31, 2015
The Company
Tier 1 leverage ratio (to average assets)	$61,513	8.51%	$28,904	4.00%	N/A	N/A	$28,904	4.00%
Tier 1 capital (to risk-weighted assets)	61,513	10.01%	36,858	6.00%	N/A	N/A	52,215	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	59,451	9.68%	27,643	4.50%	N/A	N/A	43,001	7.00%
Total capital ratio (to risk-weighted assets)	82,162	13.38%	49,144	8.00%	N/A	N/A	64,501	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$67,998	9.51%	$28,590	4.00%	$35,738	5.00%	$28,590	4.00%
Tier 1 capital (to risk-weighted assets)	67,998	11.35%	35,961	6.00%	47,949	8.00%	50,945	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	67,998	11.35%	26,971	4.50%	38,958	6.50%	41,955	7.00%
Total capital ratio (to risk-weighted assets)	74,951	12.51%	47,949	8.00%	59,936	10.00%	62,932	10.50%
Liquidity
Liquidity is defined as the Bank’s capacity to meet its cash and collateral obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the Bank’s ability to meet both expected and unexpected cash flows and collateral needs efficiently without adversely affecting either daily operations or the financial condition of the Bank. Liquidity risk is the risk that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. The Bank’s obligations, and the funding sources used to meet them, depend significantly on our business mix, balance sheet structure and the cash flow profiles of our on- and off-balance sheet obligations. In managing our cash flows, management regularly confronts situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints on the ability to convert assets into cash or in accessing sources of funds (i.e., market liquidity) and contingent liquidity events. Changes in economic conditions or exposure to credit, market, operation, legal and reputational risks also could affect the Bank’s liquidity risk profile and are considered in the assessment of liquidity and asset/liability management.
Management has established a comprehensive management process for identifying, measuring, monitoring and controlling liquidity risk. Because of its critical importance to the viability of the Bank, liquidity risk management is fully integrated into our risk management processes. Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the board of directors and active involvement by management; appropriate strategies, policies, procedures, and limits used to manage and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems (including assessments of the current and prospective cash flows or sources and uses of funds) that are commensurate with the complexity and business activities of the Bank; active management of intraday liquidity and collateral; an appropriately diverse mix of existing and potential future funding

90

sources; adequate levels of highly liquid marketable securities free of legal, regulatory or operational impediments, that can be used to meet liquidity needs in stressful situations; comprehensive contingency funding plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the institution’s liquidity risk management process.
We expect funds to be available from a number of basic banking activity sources, including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other potential funding sources include brokered certificates of deposit, deposit listing services, CDARS, borrowings from the FHLB and other lines of credit.
We did not have any borrowings outstanding with the Federal Reserve Bank of Richmond at June 30, 2018 or December 31, 2017, 2016 or 2015, and our borrowing capacity is limited only by eligible collateral. As of June 30, 2018, we had $163.1 million of available borrowing capacity from the FHLB, $16.0 million of available borrowing capacity from the Federal Reserve Bank of Richmond and available lines of credit of $28.0 million with other correspondent banks. Cash and cash equivalents were $68.7 million , $52.3 million , $38.1 million and $20.1 million at June 30, 2018 and December 31, 2017, 2016, and 2015, respectively. Accordingly, our liquidity resources were at sufficient levels to fund loans and meet other cash needs as necessary.
Contractual Obligations
We have contractual obligations to make future payments on debt and lease agreements. While our liquidity monitoring and management consider both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations and summarizes our contractual obligations as of June 30, 2018.
CONTRACTUAL OBLIGATIONS

	As of June 30, 2018
	Due in One Year or Less	Due After One Through Three Years	Due After Three Through Five Years	Due After 5 Years	Total
	(Dollars in thousands)
FHLB advances	$2,000	$—	$—	$—	$2,000
Certificates of deposit $100,000 or more	197,609	49,286	1,054		247,949
Certificates of deposit less than $100,000	71,977	12,061	1,096		85,134
Operating leases					—
Subordinated debt	—	—	—	15,378	15,378
Total	$271,586	$61,347	$2,150	$15,378	$350,461
Off-Balance Sheet Items
In the normal course of business, we enter into various transactions that, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and issue letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments. We are not aware of any accounting loss to be incurred by funding these commitments, however we maintain an allowance for off-balance sheet credit risk which is recorded in other liabilities on the consolidated balance sheet.

91

Our commitments associated with outstanding letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.
CREDIT EXTENSION COMMITMENTS

	As of June 30, 2018	As of December 31,
		2017	2016	2015
	(Dollars in thousands)
Unfunded lines of credit	$196,391	$180,698	$166,499	$129,715
Commitments to originate residential loans held for sale	—	4,138	6,778	4,725
Letters of credit	6,372	6,759	4,598	3,971
Total credit extension commitments	$202,763	$191,595	$177,875	$138,411
Unfunded lines of credit represent unused credit facilities to our current borrowers that represent no change in credit risk that exist in our portfolio. Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Lines of credit generally have variable interest rates. In the event of nonperformance by the customer in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the client from the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements and our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our customers.
We minimize our exposure to loss under letters of credit and credit commitments by subjecting them to the same credit approval and monitoring procedures as we do for on-balance sheet instruments. The effect on our revenue, expenses, cash flows and liquidity of the unused portions of these letters of credit commitments cannot be precisely predicted because there is no guarantee that the lines of credit will be used.
Commitments to extend credit are agreements to lend funds to a customer, as long as there is no violation of any condition established in the contract, for a specific purpose. Commitments generally have variable interest rates, fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit is based on management’s credit evaluation of the customer.
We enter into forward commitments for the delivery of mortgage loans in our current pipeline. Interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitments to fund the loans. These commitments to fund mortgage loans, to be sold into the secondary market, (interest rate lock commitments) and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.
Interest Rate Sensitivity and Market Risk
As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have

92

established a measurement system for monitoring our net interest rate sensitivity position. We manage our sensitivity position within our established guidelines.
Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those that have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.
We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options or financial future contracts for the purpose of reducing interest rate risk. We do hedge the interest rate risks of our available for sale mortgage pipeline by using mortgage-backed securities short positions, and of our subordinated debentures by utilizing an interest rate swap. Based on the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.
Our exposure to interest rate risk is managed by the Bank’s Asset/Liability Management Committee, or ALCO, in accordance with policies approved by our board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest earning assets and interest bearing liabilities and an interest rate shock simulation model.
The following table indicates that, for periods less than one year, rate-sensitive assets exceeded rate-sensitive liabilities, resulting in an asset-sensitive position. For a bank with an asset-sensitive position, or positive gap, rising interest rates would generally be expected to have a positive effect on net interest income, and falling interest rates would generally be expected to have the opposite effect.

93

INTEREST SENSITIVITY GAP

June 30, 2018	Within One Month	After One Month Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year or Non-Sensitive	Total
	(Dollars in thousands)
Assets
Interest earning assets
Loans (1)	$190,518	$206,062	$101,513	$498,093	$444,060	$942,153
Securities	—	—	10,907	10,907	38,892	49,799
Interest bearing deposits at other financial institutions	57,956	—	—	57,956	—	57,956
Federal funds sold	981	—	—	981	—	981
Total earning assets	$249,455	$206,062	$112,420	$567,937	$482,952	$1,050,889

Liabilities
Interest bearing liabilities
Interest bearing deposits	$366,490	$572	$858	$367,920	$—	$367,920
Time deposits	31,325	64,493	173,768	269,586	63,497	333,083
Total interest bearing deposits	397,815	65,065	174,626	637,506	63,497	701,003
Securities sold under agreements to repurchase	12,445	—	—	12,445	—	12,445
FHLB Advances	2,000	—		2,000	—	2,000
Other borrowed funds	—	—	—	—	15,378	15,378
Total interest bearing liabilities	$412,260	$65,065	$174,626	$651,951	$78,875	$730,826

Period gap	$(162,805)	$140,997	$(62,206)	$(84,014)	$404,077	$320,063
Cumulative gap	$(162,805)	$(21,808)	$(84,014)	$(84,014)	$320,063
Ratio of cumulative gap to total earning assets	(15.49)%	(2.08)%	(7.99)%	(7.99)%	30.46%
_______________

(1)	Includes loans held for sale.

We use quarterly Earnings at Risk, or EAR, simulations to assess the impact of changing interest rates on our earnings under a variety of scenarios and time horizons. These simulations utilize both instantaneous and parallel changes in the level of interest rates, as well as non-parallel changes such as changing slopes and twists of the yield curve. Static simulation models are based on current exposures and assume a constant balance sheet with no new growth. Dynamic simulation models are also utilized that rely on detailed assumptions regarding changes in existing lines of business, new business, and changes in management and client behavior.
We also use economic value-based methodologies to measure the degree to which the economic values of the Bank’s positions change under different interest rate scenarios. The economic-value approach focuses on a longer-term time horizon and captures all future cash flows expected from existing assets and liabilities. The economic value model utilizes a static approach in that the analysis does not incorporate new business; rather, the analysis shows a snapshot in time of the risk inherent in the balance sheet.

94

Quantitative and Qualitative Disclosures about Market Risk
Many assumptions are used to calculate the impact of interest rate fluctuations on our net interest income, such as asset prepayments, non-maturity deposit price sensitivity and decay rates, and key rate drivers. Because of the inherent use of these estimates and assumptions in the model, our actual results may, and most likely will, differ from our static EAR results. In addition, static EAR results do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates or client behavior. For example, as part of our asset/liability management strategy, management has the ability to increase asset duration and decrease liability duration in order to reduce asset sensitivity, or to decrease asset duration and increase liability duration in order to increase asset sensitivity.
The following table summarizes the results of our EAR analysis in simulating the change in net interest income and fair value of equity over a 12-month horizon as of June 30, 2018:
IMPACT ON NET INTEREST INCOME UNDER A STATIC BALANCE SHEET, PARALLEL INTEREST RATE SHOCK

Earnings at Risk as of:	-100 bps	Flat	+100 bps	+200 bps	+300 bps
June 30, 2018	(5.9)%	0.0%	6.0%	11.8%	17.6%
Utilizing an economic value of equity, or EVE, approach, we analyze the risk to capital from the effects of various interest rate scenarios through a long-term discounted cash flow model. This measures the difference between the economic value of our assets and the economic value of our liabilities, which is a proxy for our liquidation value. While this provides some value as a risk measurement tool, management believes EAR is more appropriate in accordance with the going concern principle.
The following table illustrates the results of our EVE analysis as of June 30, 2018.
ECONOMIC VALUE OF EQUITY ANALYSIS UNDER A STATIC BALANCE SHEET, PARALLEL INTEREST RATE SHOCK

Economic Value of Equity as of:	-100 bps	Flat	+100 bps	+200 bps	+300 bps
June 30, 2018	4.7%	0.0%	(6.0)%	(13.0)%	(20.4)%
Impact of Inflation
Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.
Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.
Recently Issued Accounting Pronouncements
See the Summary of Significant Accounting Policies note to our audited and unaudited consolidated financial statements included elsewhere in this prospectus for a full description of recent accounting pronouncements, including the respective expected dates of adoption and anticipated effects on our results of operations and financial condition.

95

BUSINESS
Who We Are
We are Capital Bancorp, Inc., a bank holding company and a Maryland corporation, and we operate primarily through our wholly owned subsidiary, Capital Bank, N.A., a commercial-focused community bank based in the Washington, D.C. and Baltimore metropolitan areas. We serve businesses, not-for-profit associations and entrepreneurs throughout the region by partnering with them to design tailored financial solutions supported by customized technology and “client first” advice. Capital Bank is headquartered in Rockville, Maryland and operates a branch-lite model through five commercial bank branches, five mortgage offices, two loan production offices, a limited service branch, and three corporate and operations facilities located in key markets throughout our operating area. As of June 30, 2018, we had total assets of $1.1 billion, total loans held for investment of $920.8 million , total deposits of $938.4 million, and total stockholders’ equity of $87.0 million .
Capital Bank has three divisions: Commercial Banking; Church Street Mortgage, our residential mortgage banking arm, which is sometimes referred to herein as CSM; and OpenSky, a secured, digitally-driven nationwide credit card platform. Our Commercial Banking division accounted for approximately 94% , or $1.0 billion , of Capital Bank’s total assets at June 30, 2018. The Commercial Banking division’s nine commercial loan officers, three commercial real estate loan officers and ten deposit-focused business development officers provide high quality service, customized solutions and tailored advice to commercial clients in Capital Bank’s operating markets.
The Church Street Mortgage division originates conventional and government-guaranteed residential mortgage loans on a nationwide basis for sale into the secondary market and in certain, limited circumstances for the Bank’s loan portfolio. For the six months ended June 30, 2018, the Church Street Mortgage division originated $183.3 million in residential loans for sale into the secondary market. For the year ended December 31, 2017, the Church Street Mortgage division originated more than $435.8 million in residential loans for sale into the secondary market.
The OpenSky division provides secured credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores. OpenSky’s cards operate on a fully digital and mobile enabled platform with all marketing and application procedures conducted through its website and mobile applications. A deposit equal to the full credit limit of the card is made into a noninterest-bearing demand account with the Bank when the account is opened and the deposit is required to be maintained throughout the life of the card. U sing our proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis) the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit . As of June 30, 2018, OpenSky credit card balances were $32.5 million , of which $30.7 million were fully secured. Total noninterest bearing collateral deposit account balances were $59.0 million as of the same date.
Our Growth and Performance
Over the past five years, we have executed a strategy leading to rapid organic growth and consistent profitability. The following table highlights our growth in assets, loans, deposits, credit card accounts and certain profitability metrics for the five years ended December 31, 2017, 2016, 2015, 2014 and 2013, for the six months ended June 30, 2018 and, with respect to diluted earnings per share, for June 30, 2017.

96

Loans Held for Investment ($ in millions)	Deposits ($ in millions)
CAGR: 19.8%	CAGR: 22.6%

Return on Average Assets(1)(5)(6)	Return on Average Equity(1)(5)(6)

Net Interest Margin(2)(3)(5)(6)	Number of Credit Card Accounts
CAGR: 48.2%

97

Tangible Book Value Per Share(4)(7)	Diluted Earnings Per Share(1)(5)(7)
CAGR: 11.7%

_______________

(1)	Financial information as of and for the year ended December 31, 2013 excludes the effect of bargain purchase gains.

(2)	Peer group consists of: EGBN, SASR, OLBK, ANCX, SONA, TCFC, JMSB, HBMD and FVCB. Peer data per S&P Global Market Intelligence.

(3)	Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period.

(4)
This financial measure is not recognized under GAAP and is therefore considered to be a non-GAAP measure. See “Prospectus Summary—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this financial measure to its most comparable GAAP financial measure.

(5)
Presentation of this financial measure as of or for the year ended December 31, 2017 excludes the effects of certain non-recurring expenses incurred with the conversion of our credit card processing systems and the revaluation of our deferred tax assets due to the effects of the Tax Act. See “Prospectus Summary—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this financial measure to its most comparable GAAP financial measure.

(6)	June 30, 2018 performance data has been annualized.

(7)
Gives effect to a four-for-one stock split of our common stock completed effective August 15, 2018. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

Capital Bank History
Capital Bank was chartered in 1999 under the name Harbor National Capital Bank. In 2002, the institution was placed under formal agreement with the OCC and a new CEO, board and management group were instituted to revive its operations. That group, led by Stephen Ashman, had previously worked together with a successful sale in 1998 of another bank investment in Rockville, Maryland. Following the recapitalization of Capital Bank, Mr. Ashman and the management team, several of whom, including Scot Browning, Capital Bank’s President since 2002, remain with the Company, began the process of revitalizing the operations of the Bank and satisfying the OCC consent order, which was terminated on October 29, 2003.
In 2010, Capital Bank opened Church Street Mortgage as a division to enter the residential mortgage banking business and capitalize on the retrenchment occurring from the financial crisis in 2008. Church Street Mortgage originates and sells conventional and government-guaranteed mortgages sourced through direct and retail channels.
In 2011, seeing opportunity for attractive risk adjusted returns, Capital Bank began purchasing failed banks through FDIC auctions. In 2011, 2012 and 2013 Capital Bank made three successful acquisitions of failed institutions: two in the Philadelphia, Pennsylvania market (Public Savings Bank in Horsham, Pennsylvania and American Eagle Savings Bank in Boothwyn, Pennsylvania) and one in Asheville, North Carolina (Pisgah Community Bank). These institutions had aggregate assets of less than $100 million. Each acquisition was successfully integrated and non-essential functions were closed within 120 days of each target bank’s failure (with the exception of Public Savings Bank’s fledgling credit card business, which we have continued under the name OpenSky). Excluding OpenSky, as of June 30, 2018, less than $10 million of assets remain from those acquisitions.

98

With the Bank well positioned for continued growth after a successful turnaround, Mr. Ashman began a search for his replacement as Chief Executive Officer of Capital Bank. In 2012, when the Bank had $419 million in assets, Edward Barry was hired as Chief Executive Officer and Mr. Ashman retained the role of Chairman of the boards of directors of the Company and the Bank. In 2015, James Whalen became Chairman of the board of directors of the Bank while Mr. Ashman continued to be Chairman of the board of directors of the Company. Together, management and the boards of the Company and the Bank have charted a strategy to substantially increase the size of Capital Bank since 2012 while maintaining its attractive risk profile.
Since 2013, Capital has achieved several important milestones:

•	Expanded through loan production offices into the Northern Virginia and Columbia-Baltimore, Maryland markets;

•	Expanded our workforce from 118 associates to 195 as of June 30, 2018;

•	Developed Apollo, our customized credit card acquisition platform;

•	Ranked second among local banks by number of SBA loans in Washington, D.C. in 2017;

•	Launched several new business lines: Fiduciary Banking, Church Street Capital, Consumer Direct and Community Lending;

•	Established the Capital Bank Learning Academy and launched an inaugural Management and Leadership Development Program in 2016;

•
Obtained recognition for several of our senior executives. Our CEO, Edward Barry, was named an Ernst & Young Entrepreneur of the Year for the Mid-Atlantic Region. In addition, Kathy Curtis and Eric Suss, were named as outstanding leaders in their specialties (compliance and human resources, respectively) by SmartCEO in the Washington, D.C. market;

•	Opened a new branch in Columbia, Maryland on June 19, 2017; and

•	Opened a new branch in Reston, Virginia on June 20, 2018.
Capital Bank Today
Capital Bank currently operates three divisions: Commercial Banking, Church Street Mortgage and OpenSky. Our Commercial Banking division operates in the highly attractive Washington, D.C. and Baltimore metropolitan areas and focuses on providing high touch service to commercial clients throughout our area of operations. Church Street Mortgage and OpenSky both leverage Capital Bank’s national banking charter to operate as national consumer business lines; Church Street Mortgage acts as our residential mortgage origination platform and OpenSky provides nationwide, digitally-based, secured credit cards to under-banked populations and those looking to rebuild their credit scores.
In addition to the three divisions of Capital Bank, Church Street Capital, or CSC, also operates as a wholly owned subsidiary of Capital Bancorp, Inc. CSC originates and services a portfolio of mezzanine loans with certain characteristics that do not meet Capital Bank’s general underwriting standards and thereby command a higher rate of return. CSC typically retains 10% to 20% of the exposure related to these loans and continues to service them, therefore maintaining a close relationship with the customer. CSC sells participations for the remainder of the balance to other real estate investors (including certain of the Company’s and the Bank’s directors) and high net worth individuals. All participations sold to directors were sold on terms no less favorable than terms generally available to unaffiliated third parties. For additional information on participations sold to our directors, please see “Certain Relationships and Related Party Transactions—Loan Participations with the Bank.” At June 30, 2018, our net portfolio of retained loans amounted to approximately $0.8 million . All of these loans were originated in our operating markets in the Washington, D.C. and Baltimore metropolitan areas.

99

Commercial Banking Division
As of June 30, 2018, our Commercial Banking division accounts for approximately 94% , or $1.0 billion , of Capital Bank’s total assets and is led by longtime community bank lending executive, Scot Browning, who has been President of the Bank since its recapitalization in 2002 . The Commercial Banking division operates out of three full service banking locations in the Washington, D.C. MSA and its full service banking location of Columbia, Maryland in the Baltimore, Maryland MSA. Additionally, we have two loan production offices located throughout the Washington, D.C. and Baltimore metropolitan areas. Our Commercial Banking division’s nine commercial loan officers and three commercial real estate loan officers provide high quality service, customized commercial and industrial, or C&I, commercial real estate and construction lending solutions and tailored advice to business clients in Capital Bank’s operating markets.
Our Commercial Banking division’s differentiated value proposition is highlighted by its consistent loan growth, accompanied by a yield on loans (excluding credit card loans) that exceeds that of local peer institutions and low net charge-offs. Our ability to outperform our peers in terms of yield on loans is dictated by our loan officers’ ability to be seen by their clients as trusted advisers and not just as suppliers of a commodity service. Our loan officers know to ask for, and how to obtain, loan fees on new commercial relationships and deliver a level of high quality service and structuring advice deemed worthy enough by their clients to not be seen as simply the low-rate provider. Our disciplined sales management process ensures that our team delivers the Bank’s value proposition.

Loans ($ in millions) and Net Charge-offs / Average Loans(1)	Yield on Average Loans vs. Peers(2)(3)

_______________

(1)	Net charge-offs for the year ended December 31, 2016 include $1.8 million charged-off as a result of fraud related to a commercial and industrial credit. Excludes loans held for sale.

(2)	Yield on average loans excludes credit card loans.

(3)	Peer group consists of: EGBN, SASR, OLBK, ANCX, SONA, TCFC, JMSB, HBMD and FVCB. Peer data per S&P Global Market Intelligence.
Construction lending is a core competency of our Commercial Banking division. Construction loans have increased from $100.8 million as of December 31, 2013 to $149.2 million as of June 30, 2018. However, as a percent of total gross loans, construction loans have decreased from 25% as of December 31, 2013 to 16% as of June 30, 2018. Our construction loan portfolio provides Capital Bank with short duration and higher yield loans. Our construction lending is focused on commercial and residential construction projects within the Washington, D.C. and Baltimore, Maryland metropolitan operating areas and not suburban subdivision tract development. Our construction lending team consists of long-term employees of Capital Bank who are responsible for sourcing and structuring all construction loans that are originated. We have in place strict underwriting guidelines for our construction portfolio which includes obtaining secondary sources of repayment and stress testing the portfolio for potential declines in property values up to 40%. We also tightly monitor our borrowers’ progress in construction buildout and strictly enforce our original underwriting guidelines for construction milestones and completion timelines. Because of our track record and expertise in construction lending in the Washington, D.C. market, we are able to provide our borrowers with value added services like advice on development strategies, marketing their properties to achieve maximum valuation and end mortgage financing. Our team’s strong underwriting capabilities are demonstrated by the fact that we have had no charge-offs on our construction portfolio since 2013.

100

In addition to its loan officers, our Commercial Banking division currently has a team of ten business development officers concentrating on continuing to diversify Capital Bank’s funding sources away from wholesale funding and towards core deposit funding by focusing on core deposits and treasury management. These business development officers, in conjunction with our recently introduced incentive program based upon core deposit capture from lending customers, have successfully reduced Capital Bank’s net non-core funding dependence ratio from 23.4% at December 31, 2013 to 13% at June 30, 2018, and reduced the Company’s loan to deposit ratio from 109.0% to 97.0% over the same period. We expect that our deposit gathering teams, including our newly hired Fiduciary Banking Group of two business development officers, which targets deposit gathering from title companies, property management firms, home-owners associations and bankruptcy receivership trustees, among others, will continue to help decrease our wholesale funding dependence through improved low-cost core funding.
Church Street Mortgage Division
Church Street Mortgage originates conventional and government-guaranteed residential mortgage loans on a national basis, for sale into the secondary market and in certain, limited circumstances for our loan portfolio. Loans sold into the secondary market are sold servicing released. Loans retained for our portfolio are generally adjustable rate mortgage loans on primary residences within Capital Bank’s operating markets to individuals who own businesses where Capital Bank may also pursue a commercial lending relationship and has a vested interest in maintaining full control of the lending relationship.
The following table presents, for the periods indicated, certain loan origination data for Church Street Mortgage.

	June 30,	Years Ended December 31,
(Dollars are in thousands)	2018	2017	2016	2015	2014	2013
Mortgage Metrics:
Loans held for sale originations	$183,317	$435,822	$853,674	$754,965	$493,273	$752,529
Loans held for sale proceeds less gain	$188,227	$459,787	$844,464	$759,350	$470,534	$793,457
Purchase volume as a % of originations	70.62%	52.50%	18.79%	22.51%	29.83%	21.43%
Gain on sale of loans	$4,331	$9,234	$15,373	$11,541	$7,827	$7,282
Gain on sale as a % of loans sold	2.30%	2.01%	1.82%	1.52%	1.66%	0.92%
Historically, Church Street Mortgage has relied heavily on refinance origination volume as opposed to purchase origination volume. For the years ended December 31, 2015 and 2016, purchase origination volume accounted for approximately 23% and 19%, respectively, of Church Street Mortgage’s origination volume. However, anticipating the potential end of the refinance trends based on the expected interest rate environment as the Federal Reserve began increasing short-term interest rates, Church Street Mortgage initiated an effort to broaden its mortgage product suite (including starting its Community Lending Group focused on supporting first time home buyers and a group focused on originating loans conforming to the specifications of Fannie Mae’s HomeStyle® Renovation Mortgage program) and to focus on hiring mortgage loan officers concentrated on purchase origination volume. These efforts resulted in our successfully hiring 8 new mortgage loan officers during calendar year 2017 and transitioning from 19% purchase origination volume for the year ended December 31, 2016 to 71% purchase origination volume for the six months ended June 30, 2018.
Approximately 71% of Church Street Mortgage’s originations by volume occur within Capital Bank’s operating markets in Maryland, Virginia and Washington, D.C. The remainder of originations are national in scope and occur primarily through a consumer direct channel utilizing consumer marketing, including through social media applications.
OpenSky Secured Credit Card Division
OpenSky became a part of Capital Bank through its FDIC-assisted acquisition of Public Savings Bank in Horsham, Pennsylvania in August 2011. Following the acquisition, Capital Bank’s management temporarily discontinued the issuance of new OpenSky secured credit cards as they more closely evaluated the product and worked to understand the compliance and technology infrastructure that would be required to operate the secured credit card business effectively on a national scale.

101

In 2013, Capital Bank hired Nick Bryan, a former Capital One manager to lead the division and build the technology and data-driven marketing platform. Capital Bank soon began to realize the full potential of the OpenSky secured credit card product and to develop the infrastructure necessary to leverage the product into a profitable division. A peak number of OpenSky accounts are opened in March of each calendar year. In March 2013, 1,221 new OpenSky card accounts were opened. By comparison, 6,609 new OpenSky accounts were opened in June 2018 . Outstanding balances have increased from $7.4 million at December 31, 2013 to $32.5 million at June 30, 2018, of which $ 30.7 million were fully secured. Total noninterest bearing collateral deposit account balances were $ 59.0 million as of the same date. The aggregate number of accounts has increased from 28 thousand as of December 31, 2013 to more than 167 thousand as of June 30, 2018.
Today, the OpenSky division provides secured credit cards (with a minimum initial deposit of $200 and maximum initial deposits of $3,000 per card and $5,000 per individual) on a nationwide basis to under-banked populations and those looking to rebuild their credit scores. In order to obtain a credit card from us, the customer must select a credit line amount that they are willing to secure with a matching deposit amount. A deposit equal to the full credit limit of the card is made, using a debit card, check, wire or Western Union transfer, into a noninterest-bearing demand account with the Bank when the account is opened and the deposit is required to be maintained throughout the life of the card. The customer’s funding of the deposit account as collateral is not a consideration in the credit card approval process, but is a prerequisite to activating the credit line. Credit card eligibility is based on identity and income verification. Our Apollo customer acquisition system includes decision engine software, which we license, to contact relevant third-party data services for identity and income verification. Once the customer’s deposit account has been funded, the credit line is activated and the collateral funds are generally available to absorb any losses on the account that may occur. As of June 30, 2018, approximately 11% of our credit card portfolio was delinquent by 30 days or more. Based on our prior experience, approximately 20% of our new secured credit cards will experience a charge-off within the first year of issuance primarily due to the relative inexperience of this under-banked population in effectively managing credit card debt.
Additionally, using our proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis), the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit. OpenSky secured credit cards have floating interest rates, which are beneficial in a rising rate environment, and we believe the OpenSky secured credit card product provides a counter-cyclical benefit as more people enter its target segment of credit rebuilders during an economic downturn. At June 30, 2018, we had $ 2.1 million of unsecured unused lines of credit and $ 710 thousand of outstanding unsecured credit card advances. We face the risk that our revenues will be reduced by losses incurred when customers do not pay their unsecured credit card loans.

Credit Card Loans and Deposits ($ in millions)	Open Credit Card Accounts and Average Monthly Account Openings

102

Capital Bank evaluates its OpenSky customers using analytics that track consumer behaviors and score each customer on risk and behavior metrics. These real-time monitoring capabilities give our management insight into the credit trends of our portfolio on a consumer by consumer basis, allowing them to identify potential fraud situations and mitigate any associated losses quickly and efficiently, as well as to obtain insights into how to optimize the profitability and life cycle of each account. The model utilizes data proprietary to Capital Bank. We have invested heavily in technology and systems to prevent and detect fraudulent behavior and mitigate losses but such investments may not be adequate, and our systems may not adequately monitor or mitigate potential losses arising from these risks. See “Risk Factors—Risks Related to Our Business—Delinquencies and credit losses from our OpenSky credit card division could adversely affect our business, financial condition and results of operations.”
OpenSky’s cards operate on a fully digital and mobile platform with all marketing and application procedures conducted through its website or mobile application. Given the secured nature of the cards, credit checks are not required at the time of application, however, as each customer’s account ages, we obtain credit scores to baseline their improvement as an input into any decision to extend unsecured credit in the future. Capital Bank and OpenSky report payment histories to each of the three major credit bureaus, allowing borrowers to quickly rebuild credit scores with strong payment records. OpenSky also provides free credit education tools to consumers through its website. Over multiple internal surveys, approximately 60% of OpenSky’s customers indicate that purchasing a home is the primary reason they want to improve their credit scores. By providing a product that facilitates rebuilding credit scores, Capital Bank and OpenSky assist these consumers in achieving their long-term financial goals and create cross-selling opportunities with these current customers as they improve their credit scores.
Our Competitive Strengths
Behind our success is a core set of operating principles that have guided our decision making and enabled Capital Bank to achieve a combination of high growth and strong profitability, including:
Sales-Focused, Entrepreneurial Culture : We have deliberately designed our management structure to be horizontal, thereby giving our associates an ability to have a voice in the business, make decisions and influence strategy. Our reward and recognition programs encourage assertiveness and our associates embrace the transparency and accountability of our disciplined approach to performance evaluations. Individual sales goals and objectives are regularly re-evaluated and adjusted, and progress toward these goals is regularly assessed to ensure our overall corporate objectives are being met. This deliberate approach to talent management encourages and rewards entrepreneurship and has allowed us to attract highly qualified staff. An example of our entrepreneurial spirit is our establishment of Church Street Capital, a small mezzanine lender wholly owned by Capital Bancorp, Inc., after one of our commercial loan officers identified an opportunity to fill a void in the local market. Church Street Capital has originated more than $25 million of commercial loans since its inception in 2014, of which we have retained approximately $0.8 million for our own portfolio. Further illustrating the success of our approach, in 2017, Ernst & Young recognized our CEO, Edward Barry, as the Entrepreneur of the Year in the Mid-Atlantic region, Financial Services category.
Well-Positioned in Dynamic and Fast-Growing Markets: The Washington, D.C. and Baltimore metropolitan areas comprise one of the most attractive regions in the United States. With the federal government’s location in Washington, D.C., the broader region benefits from consistent population growth and remains well positioned to capitalize on any increase in government spending and infrastructure. According to the U.S. Census Bureau, the Washington, D.C. and Baltimore, Maryland MSAs include the four wealthiest counties in the United States, as well as five of the 10 wealthiest counties (as measured by median household income). Overall, the Washington, D.C. MSA ranks first out of the largest 20 MSAs (ranked by population) in income levels with a current median household income of approximately $99,400, which is approximately 63% higher than the national average.
Historically, the Bank’s operations have primarily focused on the Washington, D.C. MSA, where we currently operate four of our five commercial bank locations, a mortgage office, a limited service branch and a loan production office.  We initially expanded into the Baltimore, Maryland MSA with two mortgage offices and recently opened a full service banking location in Columbia, Maryland.  Our management views the Baltimore, Maryland MSA as a target market for potential future expansion.  In addition to the Bank’s new full service banking office located in Columbia, Howard County, Maryland, which is one of the five wealthiest counties in the United States, as noted above, we recently opened a full service banking location in Reston, Fairfax County, Virginia, which is also one of the five wealthiest counties in the United States, as noted above.  Although we have less than 1% deposit market share in Howard and Fairfax counties, we believe that we have the ability to continue our historical growth by serving the middle market businesses and their owners in the Washington, D.C. and Baltimore, Maryland MSAs who prefer high quality service

103

and local decision making that is unavailable at larger, out-of-market banking institutions.  We believe we can continue to tap into the growth and wealth of our primary markets to continue strengthening the performance of our franchise.
Strong Board and Management Team with an Ownership Mentality : Our management team brings over 189 years of experience in banking, both locally in the Washington, D.C. and Baltimore metropolitan areas and nationally. Our management team is particularly strong in the areas of data analysis and marketing and technology deployment, consistent with our sales-focused culture, as well as credit analysis and structuring, consistent with our commitment to risk management. We have assembled a team of experts in their respective fields, which has contributed to our growth and consistent profitability while effectively managing risk by combining the local knowledge and customer intimacy of a community bank with the strategic and operational expertise of a larger financial institution. In addition, our management team and our board of directors think and act like owners and place the creation of shareholder value at the center of everything they do. As of June 30, 2018, our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities beneficially owned approximately 56% of our outstanding shares of common stock. Many of these individuals and families have been shareholders of Capital since its initial recapitalization led by our Chairman Stephen Ashman in 2002.
Differentiation Through the Application of Technology : We embrace technology and believe it offers us significant opportunities to challenge the status quo and improve our responsiveness to customers’ evolving needs. Our value proposition is primarily driven by our consultative approach to deploying technologies that deliver value for customers and we employ a dedicated in-house team of specialists to tailor practical solutions for our customers. We regularly deploy solution specialists on sales calls with our business development officers, particularly those focused on deposit gathering, to demonstrate our ability to customize technology solutions for clients in an effort to facilitate their operations. For example, w e designed and implemented a solution that allowed a freight company to remotely scan check payments along with corresponding invoices, thereby enabling greater efficiency through time savings and streamlined workflows, a reduction in disparate systems, and control over our customers’ working capital. In another recent case, w e enabled a not-for-profit customer to leverage data being collected from remote deposit capture to create a database of donors that could be electronically parsed between entities and individuals, which allows the customer to mine its database and provides the customer a better understanding of its primary donors. We constantly seek similar opportunities to add unique value to our customers and deepen our existing relationships.
We have also developed proprietary technology, such as our Apollo customer acquisition system for OpenSky secured credit cards, which improves our customers’ experience with our OpenSky credit cards and increases customer profitability. Our Apollo customer acquisition system is our application processing engine that combines licensed technology with proprietary coding to workflows. The primary decision engine software, which we license, manages the workflow of each application and contacts relevant third-party data services for identity verification and to satisfy other approval criteria. We have customized the licensed software to create a user interface for our customer service group that enables them to check the status of any given application, answer questions for applicants, and manage the application process as contemplated by our policies. Finally, we have built an operational database to process applicant data and analyze performance of our sales pipeline. The implementation of the Apollo system has resulted in 269% new customer growth since its launch in February 2015, with more than 70% of new customers applying and being approved for a credit card through a mobile device.
Expertise in Structuring Complex Credit : Our loan officers become their customers’ trusted advisors and structure customized credit solutions to assist these customers in achieving their business initiatives. Our lending team, led by the Bank’s President, Scot Browning, collaborates with customers to transform complex credit transactions into creative solutions that address customers’ business and personal needs while remaining highly profitable for the Bank. This approach often enables us to overcome price-led competition as demonstrated by our net interest margin of 4.27% (excluding secured credit card) for the six months ended June 30, 2018. Our limited commercial net charge-offs since the beginning of 2013 and non-performing assets of 0.35% of total assets as of June 30, 2018 exemplify the knowledge and analysis we bring to the underwriting process.
Emphasis on Regulatory Compliance and Risk Management : Compliance and risk management are a priority at Capital Bank. Our mortgage business was designed with compliance and risk controls as a centerpiece that has endured as we have continued to scale the business. Our Commercial Banking division has also adopted a proactive approach

104

to risk and frequently reviews our commercial loan portfolios for potentially weakening credits in order to manage them aggressively out of the Bank while they are still “bankable.” When problems arise, issues are diagnosed, expediently addressed and reported to senior management and the board of directors of the Bank or the Company, as applicable, followed by an open dialogue focused on improving our process. We also conduct semi-annual stress tests of our commercial loan portfolio to assess potential losses based on both reductions in cash flow and real estate collateral values. Further, we proactively back-test our construction loan portfolio for realized sales values as compared to estimated values at underwriting down to the sub-market level to test for emerging trends in real estate valuations. Compliance and risk functions are critical tools for our managers, helping them assess and design new initiatives and creative solutions for our clients.
Differentiated Business Model : Operating our branch-lite commercial banking business model in conjunction with our national, scalable consumer lending platforms, we have achieved compound annual growth rates in both assets and loans since December 31, 2013 of 19.0% and 19.8% , respectively, as well as increasing our core deposits 131% between December 31, 2013 and June 30, 2018. Our OpenSky credit card division further supplements our core funding growth, having experienced growth in its noninterest bearing deposit balances from $14.1 million to $59.0 million over the same period, equivalent to a compound annual growth rate of 37.5% . Our Columbia, Maryland branch, which opened in June 2017, and our Reston, Virginia branch, which opened in June 2018, were the only branches we added to our network during this time period. We have achieved substantial growth while delivering consistent strong profitability. Our capabilities in sales management, marketing, data and analytics create additional opportunities for greater synergies and cross-sales across our divisions. Further, our balance sheet is well positioned to manage rising interest rates given the duration of our assets and heavy emphasis on floating interest rates in our loan portfolio. As of June 30, 2018, approximately 63% of our loan portfolio consisted of floating rate credits. As a result, an increase of 100 basis points in interest rates is estimated to increase our net interest income by 6.0% based on our most recent IRR analysis.
Our Management
Our senior management team is comprised of experienced banking professionals with a diverse mix of backgrounds, having served in executive management roles both locally and nationally with institutions ranging in size from traditional community banks to the largest global banking institutions. Our team combines sales, credit, marketing and analytics and risk management functions bringing the capabilities of a much larger institution to bear in the execution of our strategies. Additionally, our senior executives have frequently been able to recruit high quality members of their teams from prior institutions to add further depth and skill to our management team.
Our Business Strategy
Regulations, technology and competition have fundamentally impacted the economics of the banking sector. We believe that by using technology-enabled strategies and advice-based solutions, we can deliver strong and attractive shareholder returns in excess of our cost of capital. We frequently re-evaluate our underlying assumptions, strategies and tactics and believe we can nimbly change our approaches when market conditions dictate. We have adopted the following strategies that we believe will continue to drive growth while maintaining consistent profitability and enhancing shareholder value:
Deliver premium advice-based solutions that drive organic loan and core deposit growth with corresponding superior net interest margin

•	Serve as financial partners to our customers, helping them to grow their businesses through advice-based financial solutions;

•	Endeavor to provide comprehensive loan and deposit solutions to our customers that are tailored to their needs;

•	Expand expertise in the non-profit, basic industries, fiduciary and community lending groups while building a greater presence in the government contracting sector;

105

•
Capitalize on market dislocation from recent in-market acquisitions to continue to attract top sales talent, like our Fiduciary Banking Team and the leader of our Business Banking group, and acquire new commercial banking relationships from local competitors; and

•	Selectively add banking centers where sales teams have already proved an ability to capture market share and leverage customer relationships.
Leverage technology to improve the customer experience and loyalty and deliver operational efficiencies

•	Use solution structuring and customized technology implementation as differentiators to add value to clients with complex needs and deepen our relationships within our existing customer base;

•	Deploy technologies that better support our lending associates and simplify our processes;

•	Maximize the potential of web-based and mobile banking applications to drive core funding while maintaining our branch-lite business model; and

•	Enhance cross-selling capabilities among our OpenSky, Church Street Mortgage and Commercial Banking division customers.
Increase scale in our consumer fee based platforms through delivery of high value products and services

•
Utilize our customer acquisition system, Apollo, and leverage our investment in a new core processing system, together with our expertise in data, analytics and marketing, to deliver new products and services and grow our secured credit card business;

•	Retain OpenSky customers that “graduate” from our secured credit product through the limited use of partially unsecured credit products; and

•
Expand our purchase-oriented mortgage loan sales both in-market and in adjacent markets through the hiring of high quality mortgage originators and continuing to improve on our direct to consumer marketing channels.

Pursue acquisitions opportunistically

•	Seek strategic acquisitions in the Washington, D.C., Baltimore, Maryland, and surrounding metropolitan areas;

•	Evaluate specialty finance company opportunities where we can add value through increasing interest and fee income and leveraging our management’s expertise and existing strategic assets; and

•	Use our management’s and Board’s expertise to structure transactions that minimize the integration and execution risk for the Bank.

106

Summary Demographic and Other Market Data
According to the U.S. Census Bureau, the Washington, D.C. and Baltimore, Maryland MSAs include the four wealthiest counties in the United States, as well as five of the 10 wealthiest counties. Overall, the Washington, D.C. MSA ranks first out of the largest 20 MSAs (ranked by population) in income levels with a current median household income of approximately $99,400, which is approximately 63% higher than the national average. Additionally, the Washington, D.C. MSA is currently the sixth largest MSA in the United States with a total population of more than 6.2 million people (and when combined with the Baltimore, Maryland MSA, the Washington, D.C. and Baltimore metropolitan areas are home to a population of more than 9.0 million). We expect our strategies to benefit from continued growth in population and high income of our market area’s residents.

State	Total Population 2018 (Actual)	Population Change 2010-2018	Projected Population Change 2018-2023	Median Household Income 2018	HH Income Change 2011-2018	Unemployment Rate (May 2018)
Washington D.C. MSA	6,224,774	10.44%	5.19%	$99,400	23.35%	3.2%
Baltimore, Maryland MSA	2,813,526	3.8	2.51	77,704	22.98	4.0
State of Maryland	6,061,065	4.98	3.02	81,294	21.21	3.9
District of Columbia	698,375	16.06	7.98	82,192	50.75	5.2
Counties of Operation (1)	2,341,222	10.06	5.02	100,613	26.74	3.5
United States	326,533,070	5.76	3.5	61,045	22.76	3.6
_______________
Source: S&P Global Market Intelligence, U.S. Bureau of Labor Statistics

(1)	Data consists of deposit-weighted average using county-level deposits.
The Washington, D.C. MSA has a large and diversified economy, with an annual gross domestic product of nearly $510 billion, according to the Bureau of Economic Analysis. When combined with the Baltimore, Maryland MSA, the Washington, D.C. and Baltimore metropolitan areas in which we operate has a combined gross domestic product of more than $696 billion, and this combined GDP has grown approximately 19% between 2010 and 2016. The Washington, D.C. MSA is a desirable market for a broad range of companies in a variety of industries, including 15 companies from the 2017 Fortune 500 list, and four of the United States’ largest 100 private companies, according to the 2017 Forbes list of largest private companies by revenue. The following table provides an in-depth view of the distribution of employment within the Washington, D.C. MSA.

107

Washington, D.C. MSA Employment By Sector
_______________
Source: U.S. Bureau of Labor Statistics; Data as of February 2018
Note: Data not seasonally adjusted
As the home of the federal government, the broader Washington, D.C. region benefits from consistent population growth and remains well positioned to capitalize on any increase in government spending and infrastructure. Further, as banks in our market have experienced continued consolidation over the last few years, our opportunities to attract talented employees and capitalize on customer dislocation have increased.
With its strong demographic characteristics, scale and robust economic activity we believe that the Washington, D.C. and Baltimore metropolitan areas represent a strong geographic market for us to realize our continued growth strategies within our Commercial Banking division. The Washington, D.C. area serves as a regional, national and global center for several industries, including:
Government Contracting

•
The Washington, D.C. metro area received $70 billion in government contracting awards from October 2015 to September 2016, according to data from USASpending.gov. We expect the region to benefit from anticipated increases in government contract spending under the Trump administration.

•
According to the Annual Review of Government Contracting of the National Contract Management Association, Virginia, Maryland and the District of Columbia represent three of the top five markets in the United States for annual government contracts awarded in 2015.

108

•	The Washington, D.C. MSA is home to some of the largest defense contracting companies in the world, including Lockheed Martin (Bethesda, Maryland) and General Dynamics (Falls Church, Virginia).
Hospitality and Tourism

•
The Washington, D.C. MSA is home to three of the world’s largest hotel and resort chains, Marriott International, Inc. (Bethesda, Maryland), Hilton Worldwide Holdings Inc. (McLean, Virginia) and Host Hotels & Resorts, Inc. (Bethesda, Maryland).

•
Worldwide interest in Washington, D.C.’s monuments, museums, diverse neighborhoods drives a strong interest in tourism in the area. According to the Associated Press, the area was visited by more than 22 million domestic and international tourists in 2016. The high volume of tourists contributed to $7.3 billion of spending in the area in 2016, an increase of 2.8% from 2015. The tourism industry supports 74,000 jobs in Washington, D.C., according to Destination DC.

In addition to their diverse economies, we believe the Washington, D.C. and Baltimore, Maryland metropolitan areas provide a favorable environment for economic strength going forward. As the home of the federal government, the broader Washington, D.C. region benefits from consistent population growth and remains well positioned to capitalize on any increase in government spending and infrastructure. Further, as banks in our market have experienced continued consolidation over the last few years, our opportunities to attract talented employees and capitalize on customer dislocation have increased. Thirteen bank mergers in the Washington, D.C. and Baltimore, Maryland MSAs have been announced or completed since the start of 2016. With the shrinking number of locally headquartered community banks (seven of the top 10 banks in Washington, D.C. MSA by market share are not headquartered in the region), we believe that we have the ability to continue our historical growth by serving the middle market businesses and their owners in the Washington, D.C. and Baltimore, Maryland MSAs who prefer high quality service and local decision making that is unavailable at larger, out-of-market banking institutions.
With its unique demographic characteristics, scale and robust economic activity, we believe that the Washington, D.C. and Baltimore metropolitan areas are a strong geographic market in which we can realize our continued growth strategies for our Commercial Banking division.
Lending Activities
Overview. We maintain a diversified loan portfolio of types of loan products and customer characteristics with a focus on variable rate, shorter term and higher yielding products. Our lending services cover residential and commercial real estate loans, both on an owner and non-owner-occupied basis, construction loans, commercial business loans and credit card lines (substantially all of which are secured by a deposit at the Bank in an amount equal to the full credit limit of the credit card). Lending activities originate from the efforts of our bankers, with an emphasis on lending to individuals, professionals, small- to medium-sized businesses and commercial companies located in our market areas. Although all lending involves a degree of risk, we believe that commercial business loans and commercial real estate loans present greater risks than other types of loans in our portfolio. We work to mitigate these risks through conservative underwriting policies and consistent monitoring of credit quality indicators.

109

The following table presents the composition of our total loan portfolio, by category, as of June 30, 2018.
LOAN PORTFOLIO COMPOSITION

Loan Type	Amount	Percentage of Total Loans
	(Dollars in thousands)
Real estate:
Residential	$366,465	40%
Commercial	271,800	29
Construction	149,192	16
Subtotal real estate	787,457	85
Commercial	101,752	11
Credit card	32,522	4
Other consumer	1,244	—
Total	$922,975	100%
Residential Real Estate Loans. We offer one-to-four family mortgage loans primarily on owner-occupied primary residences and, to a lesser extent, investor owned residences. We also offer home equity lines of credit. Our residential real estate lending products are offered primarily to customers within our geographic markets. Our owner-occupied residential real estate loans usually have fixed rates for five or seven years and adjust on an annual basis after the initial term based on a typical maturity of 30 years. Our investor residential real estate loans are based on 25-year amortization terms with a balloon payment due after five years. The required minimum debt service coverage ratio is 1.15.
Commercial Real Estate Loans . We offer real estate loans for commercial property that is owner-occupied as well as commercial property owned by real estate investors. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loans. As of June 30, 2018, we had approximately $125.7 million of owner-occupied commercial real estate loans, representing approximately 46% of our commercial real estate portfolio. Commercial real estate loan terms are generally extended for 10 years or less and amortize generally over 25 years or less. The interest rates on our commercial real estate loans have initial fixed rate terms that adjust typically at 5 years and we routinely charge an origination fee for our services. We generally require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and global debt service obligations. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices, warehouses, production facilities, office buildings, mixed-use residential/commercial property, retail centers and multifamily properties.
Construction Loans. Our construction loan portfolio primarily includes loans to builders for the construction of single-family homes and condominium and townhouse conversions or renovations and, to a lesser extent, loans to individual clients for construction of owner-occupied single-family homes in our market areas. Construction loans are generally made with a term of 12 to 18 months. According to our underwriting standards, the ratio of loan principal to collateral value, as established by an independent appraisal, cannot exceed 75% for investor-owned and 80% for owner-occupied properties. Loan proceeds are disbursed based on the completion of certain milestones and only after the project has been inspected by an experienced construction lender or third-party inspector.
Commercial Business Loans. In addition to our other loan products, we provide general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, letters of credit and other loan products, primarily in our target markets, that are underwritten based on each borrower’s ability to service debt from income. We typically take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory and equipment and we generally obtain a personal guaranty from the borrower or other principal. Other than lines of credit, our commercial loans generally have fixed interest

110

rates and five or seven year terms depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral.
Credit Cards . Through our OpenSky credit card division, we provide credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores through a fully digital and mobile platform. These credit cards carry a minimum line of credit of $200, a maximum line of $3,000 per card and a maximum of $5,000 per individual. Substantially all of the lines of credit are secured by a noninterest bearing demand account at the Bank in an amount equal to the full credit limit of the credit card. In addition, using our proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis) the Bank has recently begun to offer certain customers an unsecured line in excess of their secured line of credit. Although our credit card balances are generally secured by deposits at the Bank, we monitor the spending behaviors and track the balance trends of each of our outstanding credit card loans. Our sophisticated data analytics capabilities help us to identify weakening borrowers and highlight for additional monitoring. These early stage monitoring analytics enable us to build out our next generation of collection and recovery strategies.
Other Consumer Loans. To a very limited extent, we also make loans to individuals, including secured and unsecured installment and term loans, car loans and boat loans. We offer consumer loans as an accommodation to our existing customers and do not market consumer loans to persons who do not have a pre-existing relationship with us.
Credit Policies and Procedures
General. We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture. We also seek to maintain a diversified loan portfolio. Our lending policies do not provide for any loans that are highly speculative, subprime or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization to our customers, employees, shareholders and communities.
We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Substantially all of our commercial loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. We only have a limited number of loans secured by properties located in out-of-market areas.
Our OpenSky secured credit card is secured by a customer deposit at or before the time of account verification using our Apollo customer acquisition system. Therefore, we do not conduct credit underwriting on these customers when their credit card loans are first booked. In fact, this approach is a key component of the value proposition, along with the fact that we report relevant activity and payment history to all three credit bureaus, thereby assisting our customers in strengthening their credit profile. T he primary risk to our credit card division is fraud, such as identity fraud, payment fraud and funding fraud (where an individual funds a card using information from someone they know well, such as a relative or roommate). Our Apollo customer acquisition system is our application processing engine that combines licensed technology with proprietary coding to workflows. The primary decision engine software, which we license, manages the workflow of each application and contacts relevant third-party data services for identity verification and to satisfy other approval criteria.
Credit Concentrations. We actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to loan product types to enhance portfolio diversification. The Bank’s concentration management program couples quantitative data with a thorough qualitative approach to provide an in-depth understanding of its loan portfolio concentrations. The Bank’s routine commercial real estate portfolio analysis includes concentration trends by portfolio product type, overall commercial real estate growth trends, pool correlations, risk rating trends, policy and/or underwriting exceptions, non-performing trends, stress testing, market and submarket analysis and changing economic conditions. The portfolio concentration limits set forth in Bank’s Credit Underwriting Guidelines are reviewed and approved by the Loan Committee of the Bank’s board of

111

directors at least annually and are based on risk profile, strategic portfolio diversification goals, quality of the portfolio segment, overall budgeted growth goals and comparisons to peers of the Bank. Concentration levels are monitored by management and reported to the Bank’s board of directors monthly.
Loan Approval Process . We seek to achieve an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our customers. As of June 30, 2018, the Bank had a legal lending limit of approximately $15.5 million for loans secured without readily marketable collateral, and its “in-house” lending limit was $12.5 million as of such date. The Bank’s lending activities are governed by written underwriting policies and procedures that have been approved by the Loan Committee of the Bank’s board of directors. The policies provide several levels of delegated lending authority to the Management Loan Committee, the Credit Loan Committee and senior management and loan officers of the Bank. The lending authority hierarchy varies depending on loan amount, collateral type and total borrower exposure. A multi-tiered group level approach based on experience, capability and management position dictates lending authorities for senior management and loan officers. We believe that our credit approval process provides for thorough underwriting and efficient decision making.
We conduct weekly loan meetings, attended by substantially all of our loan officers, related loan production staff and credit administration staff at which asset quality and delinquencies are reviewed. Our evaluation and compensation program for our loan officers includes significant goals, such as the percentages of past due loans and charge-offs to total loans in the loan officer’s portfolio, that we believe motivate loan officers to focus on the origination and maintenance of high quality credits consistent with our strategic focus on asset quality.
It is our policy to discuss each loan that has one or more past due payment at our weekly meetings with all lending personnel. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Loan officers, credit administration personnel and senior management proactively support collection activities.
In accordance with our procedures, we perform annual asset reviews of our loan exposures in excess of $100,000. As part of these asset review procedures, we analyze recent financial statements of the property, borrower and any guarantor to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s and any guarantor’s financial condition. Upon completion, we update the grade assigned to each loan. Loan officers are encouraged to bring potential credit issues to the attention of credit administration personnel. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk.
Loans in excess of $250,000 that are downgraded or classified undergo a detailed quarterly review by the Special Asset Committee of the Bank’s board of directors. This review includes an evaluation of market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. Additionally, we periodically have an independent, third-party review performed on our loan grades and our credit administration functions. Finally, we perform an annual stress test of our loan portfolio during which we evaluate the impact of declining economic conditions on the portfolio based on previous recessionary periods. Management reviews these reports and presents them to the Loan Committee of the Bank’s board of directors. These asset review procedures provide management with additional information for assessing our asset quality. In addition, we perform frequent evaluations and regular monitoring of business and personal loans that are not secured by real estate.
Deposits
Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products and services, including a variety of checking and savings accounts, certificates of deposit, money market accounts, debit cards, remote deposit capture, online banking, mobile banking, e-Statements, bank-by-mail and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury management services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We also selectively seek to cross-sell deposit products at loan origination. We supplement our retail deposits with wholesale funding sources such as deposit listing services, CDARS and brokered deposits. We actively market our certificate of deposit products

112

and rely primarily on competitive pricing policies to attract and retain these deposits. Our credit card customers are also a signification source of deposits.
Residential Mortgage Origination
We originate residential mortgages for sale on the secondary market through Church Street Mortgage, the mortgage division of our Bank. We have developed a scalable platform for mortgage originations within this division and believe that we have significant opportunities to grow the business. We sell substantially all mortgage loans we originate with servicing released to various investors in the secondary market As a result of recent changes in the interest rate environment, our mortgage division is currently undergoing a transition from being heavily weighted toward refinance volume to being more weighted toward purchase volume and niche products with relatively higher margins. As part of this effort, we have recently established our Community Lending Group, which focuses on first-time home buyers, and our Renovation Group, which focuses on originating renovation focused loans, within the division, as well as hiring several new originators focused primarily on purchase originations. At June 30, 2018, we had a dedicated team of 27 mortgage loan officers to service this line of business.
Investments
We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:

•
to provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

•	to serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes; and

•	to serve as a tool for modifying our interest rate risk profile pursuant to our established policies.
Our investment portfolio is comprised primarily of U.S. government agency securities, high quality corporate debt, mortgage-backed securities backed by government-sponsored entities and equity securities.
Our investment policy is reviewed annually by our ALCO and subsequently ratified by our board of directors. Overall investment goals are established by our board, CEO, CFO and members of our ALCO. Our board of directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CFO. We actively monitor our investments on an ongoing basis to identify any material changes in our mix of securities. We also review our securities for potential impairment (other than temporary impairments) at least quarterly.
Competition
The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, credit card companies, third-party payment processors, financial technology, or fintech, companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.
Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service,

113

community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad and sophisticated commercial banking product suite, our high quality customer service culture, our positive reputation and long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.
Our Employees
As of June 30, 2018, we employed 195 full-time equivalent persons. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We consider our relations with our employees to be good.

114

Our Properties
Our headquarters are currently located at One Church Street, Rockville, Maryland 20850. The following table summarizes pertinent details of our commercial bank branch locations, mortgage banking offices, loan production offices, or LPOs, and our credit card operations office. Our mortgage offices typically contain both origination and operations professionals.

Location	Owned/Leased	Lease Expiration	Type of office
One Church Street Suite 100 Rockville, MD 20850	Leased	6/30/24	Commercial Branch
One Church Street Suite 300 Rockville, MD 20850	Leased	Month-to-month	Corporate
One Church Street Suite 403/405 Rockville, MD 20850	Leased	Month-to-month	Corporate
2275 Research Blvd. Suite 600 Rockville, MD 20850 (Occupancy November 2018)	Sub-Leased	10/31/2024	Proposed Corporate
1776 Eye Street Washington, D.C. 20006	Leased	4/30/22	Commercial Branch
6000 Executive Boulevard Suite 101 North Bethesda, MD 20852	Leased	9/30/21	Commercial Branch
6711 Columbia Gateway Drive Suite 170 Columbia, MD 21046	Leased	5/31/22	Commercial Branch/Mortgage Office
110 Gibraltar Road Suite 130 Horsham, PA 19044	Leased	5/31/20	OpenSky Operations
185 Harry S. Truman Parkway Suite 100 Annapolis, MD 21401	Leased	9/30/21	Mortgage Office
6551 Rock Spring Drive Bethesda, MD 20817	Leased	10/31/18	Mortgage Office
14231 Jarrettsville Pike Phoenix, MD 21131	Leased	2/29/20	Mortgage Office
1801 E Jefferson St. Rockville, MD 20852	Leased	8/31/18	Limited Service Branch
818 Connecticut Ave Suite 900 Washington, D.C. 20006	Sub-Leased	Month-to-month	LPO
10700 Parkridge Boulevard Suite 180 Reston, VA 20191 (Opened June 20, 2018)	Leased	10/31/2023	Commercial Branch and Mortgage Office
We believe that the leases to which we are subject have terms that are generally consistent with prevailing market terms. Other than as set forth under “Certain Relationships and Related Party Transactions,” none of the leases involve any of our directors, officers or beneficial owners of more than 5% of our voting securities or any affiliates of the

115

foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.
Legal Proceedings
We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.
At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

116

MANAGEMENT
General
We have a seasoned executive management team and board of directors. Our executive management team has a combined 189 years of financial services experience, including extensive experience in the commercial banking industry.
Our Articles provide for a board of directors consisting of at least three and no more than 25 persons, the exact number to be determined from time to time by our board of directors. Our board of directors is currently composed of nine members and is divided into three classes of directors serving staggered three-year terms. One-third of our board of directors is elected by our shareholders at each annual shareholders’ meeting for a term of three years, and the elected directors hold office until their successors are elected and qualified or until such director’s earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.
Board of Directors
The following table sets forth certain information regarding our board directors, and positions they hold at the Bank, if any, as of June 30, 2018. Our board of directors is divided into three classes of directors serving staggered three-year terms. One-third of our board of directors is elected by our shareholders at each annual shareholders’ meeting for a term of three years, and the elected directors hold office until their successors are elected and qualified or until such director’s earlier death, resignation or removal.

Name	Age	Position with the Company	Position with the Bank	Director Since	Director Class(1)
Stephen N. Ashman	69	Chairman of the Board	Lead Director	2002	III
James F. Whalen	56	Director	Chairman of the Board	2001	III
Edward F. Barry	49	CEO and Director	CEO and Director	2012	II
Joshua Bernstein	55	Director		2012	I
Scot R. Browning	56	Director	President	2002	I
Michael Burke	69	Director	Director	2017	I
Randall J. Levitt	64	Director	Director	2012	II
Deborah Ratner Salzberg	65	Director		2014	II
Steven J. Schwartz	63	Vice Chairman of the Board	Director	2002	III
_______________

(1)	Our board of directors is divided into three classes, the terms for which expire at our annual shareholder meetings in 2018 (Class I), 2019 (Class II), and 2020 (Class III).

A brief description of the background of each of our directors together with the experience, qualifications, attributes or skills that caused our board of directors to determine that the individual should serve as a director is set forth below. As discussed in greater detail below, our board of directors has affirmatively determined that seven of our nine current directors qualify as independent directors based upon the rules of the Nasdaq Global Market and the SEC. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.
Stephen N. Ashman. Mr. Ashman serves as Chairman of the board of directors of the Company, a position he has held since 2002. He served as Chairman of the board of directors of the Bank from 2002 to January 2015 and currently serves as Lead Director of the Bank. He served as Chief Executive Officer of the Bank from September 2007 to September 2012 and retired as Chief Executive Officer in September 2012. He was President and CEO of a community bank in Rockville, Maryland from 1991 until its sale in 1998. He serves on the advisory boards of several investment funds active in the Washington, D.C. metropolitan area. He received a Bachelor of Business Administration in Accounting from the University of Florida, a Master of Business Administration from the University of Miami, and

117

was a CPA with KPMG from 1970 to 1977. Mr. Ashman is Chairman of the Company’s Executive Committee and is a member of the Audit and Compensation Committees. In addition, Mr. Ashman is Chairman of the Bank’s Executive Committee and Special Asset Committee and is a member of its Audit, Executive, Human Resources, Loan, and Asset/Liability Committees.
James F. Whalen. Mr. Whalen has served on the boards of directors of the Company and the Bank since 2001 and serves as Chairman of the board of directors of the Bank, a position he has held since January 2015. Since 1994, Mr. Whalen has been the Chief Executive Officer and owner of Investment Properties, Inc., a commercial real estate development and full service asset-management company located in Rockville, Maryland. Mr. Whalen has developed over 1,000,000 square feet of Class A office, industrial and multi-family projects in the Washington metropolitan area and his company continues to provide a full spectrum of asset management services for projects developed by the firm and third parties. Mr. Whalen is the Chairman of the Company’s Compensation Committee and is a member of its Nominating and Corporate Governance Committee and Executive Committee. He is also Chairman of the Bank’s Human Resources Committee and is a member of its Loan, Asset/Liability and Executive Committees. Mr. Whalen received a Bachelor of Science in Finance from the University of South Carolina.
Edward F. Barry. Mr. Barry is the Chief Executive Officer of the Company and the Bank and has been since September 2012. Mr. Barry has served as a director of the Company since 2015 and as a director of the Bank since September 2012. Since that time, Capital Bank has rapidly expanded throughout the Washington, D.C. and Baltimore metropolitan areas. Under Mr. Barry’s leadership, Capital Bank has consistently been recognized as one of the top performing banks in the U.S. In 2017, he was named an Ernst & Young Entrepreneur of the Year for the Mid-Atlantic region. Prior to joining the Bank, Mr. Barry was Senior Vice President, Marketing and Analytics at Capital One Bank where he led the product, analytics and marketing teams for the Small Business and Business Banking divisions. Prior to that he was with Bank of America as a Senior Vice President, Strategic Marketing serving in roles across the Commercial, Consumer and Corporate Strategy groups. He also worked as a consultant at Ernst & Young/Cap Gemini in their Strategy and Transformation practice, responsible for creating and implementing initiatives to drive clients’ e-business sales and marketing strategies. Mr. Barry received a Bachelor of Science in Industrial Relations from Cornell University and a Master of Business Administration from the Darden Graduate School of Business at the University of Virginia and serves as Chairman of the board of directors of the Mid-Atlantic Chapter of The Make-A-Wish Foundation. Mr. Barry is a member of the Company’s Executive Committee. He is also currently a member of the Bank’s Loan, Executive, Asset/Liability, Divisions and Human Resources Committees.
Scot R. Browning . Mr. Browning has served as President of the Bank, and as a director of the Company and the Bank, since its recapitalization by the current ownership group in 2002. He has over 30 years of banking experience, with a concentration in commercial lending. He currently oversees the commercial lending department, which has grown from $13.5 million to over $741.3 million in funded loans, during his tenure. In addition, he manages loan administration and business development. From 1997 to 2002, prior to joining the Bank, he was Senior Vice President, Corporate Lending at United Bank in Bethesda, Maryland and at Century National Bank prior to its acquisition by United Bank. Mr. Browning received a Bachelor of Business Administration in Finance from Stetson University. Mr. Browning also serves on the board of directors of the Community Ministries of Rockville, a non-profit focused on improving the quality of life for the most vulnerable of Montgomery County residents, on the board of directors of the Rockville Economic Development, Inc., a partnership formed in 1997 by the City of Rockville to strengthen and broaden the city’s economic base through business entrepreneurship, serves as the District Chair of the Stetson University Alumni Board and is a member of the University of Maryland, University College Graduate Financial Management & Accounting Programs Advisory Board.
Joshua Bernstein. Mr. Bernstein has served on the board of directors of the Company since 2012 and served on the board of directors of the Bank from 2007 to 2012. Since 2005, he has been the chief executive officer of Bernstein Management Corporation and the managing principal of that company’s investment and development affiliates. The Bernstein entities own and manage 90 properties encompassing 5,200 apartments and over 4 million square feet of commercial space in the Washington, D.C. metropolitan area. Mr. Bernstein serves as a director on the Washington Board of SunTrust Bank and he is a member of the Executive Committee of the Federal City Council. Mr. Bernstein is a past Board Chair of the Meyer Foundation and the Sidwell Friends School, and is President of the Diane and Norman Bernstein Charitable Family Foundation. Mr. Bernstein received a Bachelor of Arts in Economics from Tufts

118

University, magna cum laude, a general course degree from the London School of Economics and Political Science, and a Master of Business Administration from Harvard Business School. Mr. Bernstein is the Chairman of the Company’s Nominating and Corporate Governance Committee and is a member of the Company’s Compensation Committee and is a member of the Bank’s Divisions and Human Resources Committees.
Michael Burke. Mr. Burke has served on the board of directors of the Company since 2017 and on the board of directors of the Bank since its incorporation in 1999. Mr. Burke previously served as the Chairman of the board of directors of the Bank from 1999 to 2002 during the Bank’s first three years of operation. He is the President of Yorke, Burke & Lee CPAs, one of the leading accounting and financial management firms in Gaithersburg, Maryland and its surrounding areas. He is a practicing Certified Public Accountant and Registered Investment Advisor, providing accounting and tax services to individuals, business entities and tax-exempt organizations. Mr. Burke has over 30 years of experience as a finance manager and tax planner. Mr. Burke is a member of the Company’s Audit Committee and is the Chairman of the Bank’s Audit Committee, responsible for assessing the adequacy and effectiveness of the controls over financial reporting, efficiency and effectiveness of operations, and compliance with laws and regulations. Mr. Burke received a Bachelor of Science in Accounting from the University of Maryland. Mr. Burke also sits on the board of directors of the National Foundation for Cancer Research, an organization dedicated to supporting “high risk/high reward” cancer research relating to early diagnosis, better treatments and a cure for cancer.
Randall J. Levitt. Mr. Levitt has served on the board of directors of the Company since 2012 and the board of directors of the Bank since 2004. Since 1996, he has been the president of Nellis Corporation, a private capital management firm that manages a national portfolio of commercial real estate and provides wealth advisory services, headquartered in Rockville, Maryland. Mr. Levitt is a director of The Israel Project. In addition, he co-chairs the Washington, D.C. metropolitan area real estate division of the American Israel Public Affairs Committee. He received a Bachelor of Arts from Brandeis University, summa cum laude, and a Juris Doctor from Yale Law School. Mr. Levitt is a member of the Company’s Audit Committee and is a member of the Bank’s Loan and Divisions Committees.
Deborah Ratner Salzberg. Ms. Ratner Salzberg, an attorney, has served on the board of directors of the Company since 2016. She has been an Executive Vice President of Forest City Enterprises since June 2013 and is an officer and/or director of various subsidiaries of that company. She also serves as president of Forest City Washington, Inc., a subsidiary of Forest City Enterprises, and leads their operations in the Washington, D.C. metropolitan area, one of Forest City Enterprises’ core markets. Ms. Ratner Salzberg has been a board member of CubeSmart (formerly known as U-Store-It), a publicly-traded real estate investment trust focused on self-storage facilities, since 2013. Ms. Ratner Salzberg is active with numerous District of Columbia community, charitable and professional organizations, including as a member of the board of directors of the Jewish Federation of Greater Washington, the board of trustees of Kenyon College, the board of trustees of Gallaudet University Foundation, the board of trustees of the District of Columbia Building Industry Association, the board of trustees of the Urban Land Institute and the board of trustees of the Meyer Foundation. Since 2011, Ms. Ratner Salzberg also serves as the Co-Chair of the Washington, D.C. White House Fellows’ Regional Panel. Ms. Ratner Salzberg received a Bachelor of Arts from George Washington University and a Juris Doctor from the University of San Francisco. Ms. Ratner Salzberg is a member of the Company’s Nominating and Corporate Governance Committee.
Steven J. Schwartz. Mr. Schwartz has served on the boards of directors of the Company and the Bank since 2002. He is an attorney and certified public accountant involved in investment in, and management of, companies in a variety of industries. Mr. Schwartz has been chief financial officer and general counsel to a group of companies involved in construction, real estate development, property management, broadcasting, telecommunications, software development and wholesale distribution for over 30 years. He also manages various marketable securities portfolios for a private foundation and high net worth individuals. In 1999 Mr. Schwartz founded Prudent Capital, which manages funds that lend to and invest in profitable, later-stage operating businesses. He continues to serve as the Portfolio Manager of such funds. He has served as an adjunct professor at Georgetown University’s master’s programs and taught corporate finance and real estate tax. He served as a director of a community bank in Rockville, Maryland, from 1995 until its sale to FCNB in 1998. Mr. Schwartz is the Chairman of the Company’s Audit Committee and is a member of the Company’s Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee. He is also Chairman of the Bank’s Divisions Committee and is a member of its Executive, Human Resources and Loan Committees.

119

Mr. Schwartz received a Bachelor of Arts in Economics from the University of Maryland and a Juris Doctor, with honors, from the University of Maryland School of Law.
Executive Officers
The following table sets forth certain information regarding our executive officers, including their names, ages as of June 30, 2018 and positions:

Name	Age	Position
Edward F. Barry	49	Chief Executive Officer of the Company and the Bank
Scot R. Browning	56	President of the Bank
Alan W. Jackson	56	Executive Vice President and Chief Financial Officer of the Company and the Bank
Kathy M. Curtis	60	Executive Vice President and Chief Risk/Compliance Officer of the Bank
Nick Bryan	46	Executive Vice President and Chief Marketing Officer of the Bank and General Manager of OpenSky
Eric M. Suss	42	Executive Vice President and Chief Human Resources Officer of the Bank
Kathy Yamada	53	Executive Vice President and Chief Credit Officer of the Bank
Karl Dicker	43	Executive Vice President and Chief Operating Officer of the Bank
A brief description of the background of each of our executive officers, other than Messrs. Barry and Browning who are discussed above, together with the experience, qualifications, attributes or skills that caused our board of directors to determine that the individual should serve as an executive officer is set forth below. No executive officer has any family relationship with any other executive officer or any of our current directors.
Alan W. Jackson. Mr. Jackson, a certified public accountant, joined the Company and Bank as our Chief Financial Officer in late 2017. Mr. Jackson’s over 30 years of prior experience includes consulting to community banks, serving as chief financial officer to several community banks (including two publicly traded banks), and leading the product teams developing community banking software. Prior to joining the Bank, Mr. Jackson was Senior Managing Director in the Consulting Division at FinPro, Inc., from January 2017 to December 2017, where he was responsible for advising bank clients on strategic initiatives to increase profitability and reduce their risk profiles. Prior to that he led product teams with software development efforts at both S&P Global Market Intelligence (formerly SNL Financial LC), from June 2015 to July 2016 and Banker’s Dashboard, LLC from July 2011 to June 2015. For over 20 years, Mr. Jackson served as chief financial officer of three community banks, two of which began as de novo institutions. Throughout his banking career, he has been involved in all facets of community bank management, from inception to growth and including mergers and acquisitions. Mr. Jackson received a Bachelor of Science in Business Administration, majoring in Accounting from West Virginia Wesleyan College and a Master of Accountancy from Virginia Polytechnic Institute and State University.
Kathy M. Curtis. Ms. Curtis has been with the Bank since 2002. In addition to her role as Chief Risk/Compliance Officer, Ms. Curtis serves as our Bank Secrecy Act Officer, Chief Information Security Officer and CRA Officer. Ms. Curtis is charged with ensuring the Bank’s regulatory compliance, and ensuring that our Bank Secrecy Act and Information Security programs meet all requirements of the OCC, FFIEC, FinCEN and other regulatory authorities. In addition, she ensures the bank has a sound Enterprise Risk Management program to properly measure essential operating risks and detect potential gaps that could lead to an undesirable outcome. Prior to joining the Bank, Ms. Curtis was employed by Century National Bank from 1985 until its acquisition by United Bank in 2001. During her 16 years at Century National Bank, Ms. Curtis held a variety of positions across the loan department before becoming its Compliance Officer and Bank Secrecy Act Officer. Ms. Curtis received a Bachelor of Arts in Anthropology from George Mason University, summa cum laude, and holds the designation of Certified Regulatory Compliance Manager from the Institute of Certified Bankers.

120

Nick Bryan. Mr. Bryan joined the Bank in 2013. In addition to his role as Chief Marketing Officer, Mr. Bryan is General Manager of our OpenSky credit card division. Mr. Bryan also manages the Bank’s data analytics platforms and works to integrate our data analytics and marketing functions to enhance our operational efficiency. Prior to joining the Company, Mr. Bryan spent more than eight years in various roles with Capital One, from corporate finance to product marketing and operations. He also held several positions in corporate finance, including M&A and balance sheet management, and in investment banking. Mr. Bryan received a Bachelor of Arts from Fairleigh Dickinson University, summa cum laude, and an Master of Business Administration from Columbia University.
Eric M. Suss. Mr. Suss has served as our Chief Human Resources Officer since 2012 and is responsible for attracting top level executives to the Company in a highly competitive market. Mr. Suss is also responsible for such areas as compensation, benefits, employee relations and internal communications for the Company and the Bank. Mr. Suss has nearly 20 years of experience in human resources ranging from consulting for Arthur Andersen to working in international human resources for nearly a decade for the world’s leading provider of intellectual property outsourced solutions, CPA Global, where he served in multiple human resources positions ending as Senior Vice President of Global HR and a member of the global executive management team. Mr. Suss received a Bachelor of Arts from the University of Maryland and is certified as a Senior Professional in Human Resources and as a Society of Human Resource Management Senior Certified Professional. Mr. Suss was also named HR Executive of the Year by SmartCEO in 2016 for the Washington, D.C. region.
Kathy Yamada. Ms. Yamada has served as our Chief Credit Officer since December 2010 and has over 25 years of banking experience. She is responsible for the Bank’s credit administration function including credit policy, loan approval process, loan quality, portfolio risk management and special assets. Ms. Yamada is also a member of the Bank’s Management Loan Committee, Credit Loan Committee and Church Street Mortgage Risk Committee. Since joining the Bank, Ms. Yamada has successfully managed the reduction in the Bank’s criticized, classified and overall non-performing asset levels. Ms. Yamada’s prior banking experience includes a 20 year career with Equitable Bank, headquartered in Wheaton, Maryland, as Senior Vice President, where she was responsible for managing that bank’s loan origination and credit administration functions and the residential mortgage loan origination division. As a member of Equitable Bank’s senior management team, Ms. Yamada played a key role in Equitable Bank’s conversion from a mutual savings and loan association to a publicly traded bank.  Following the sale of Equitable Bank in 2003, she continued her community banking career in various consulting and loan origination positions.  She also obtained her Maryland real estate license and worked for a small real estate brokerage until 2007.  Kathy joined Fannie Mae’s multi-family legal team in 2007 as a paralegal in the Housing and Community Development division providing support in the revision and re-launch of the Delegated Underwriting and Servicing Guide. Ms. Yamada received a Bachelor of Arts in Finance from the University of Maryland.
Karl Dicker. Mr. Dicker joined the Bank in 2018 as Chief Operating Officer.  He currently oversees the deposit operations, branch distribution, information technology and product organizations of the Bank. Prior to joining the Bank, Mr. Dicker was Senior Vice President at Capital One Bank where he led Treasury Management Strategy, Marketing & Analytics and served as Head of Enterprise Payments.  Mr. Dicker spent more than 16 years at Capital One in various positions across consumer, business and commercial business lines in functional roles ranging from corporate strategy to operations to sales enablement to business transformation and analysis.  Mr. Dicker received a Bachelor of Science in Civil Engineering from Worcester Polytechnic Institute, and a Master of Business Administration from the Fuqua School of Business at Duke University. Since 2012, he has also served as a Trustee on the Shaare Torah Board and served terms as VP of Finance and as an Executive Committee member.
Corporate Governance Principles and Board Matters
Corporate Governance Guidelines. We are committed to sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines, which will become effective upon completion of this offering and set forth the framework within which our board of directors, assisted by the committees of our board of directors, directs the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, committees of our board of directors and selection of new directors. Upon completion of this offering, our

121

Corporate Governance Guidelines will be available on our website at www.capitalbankmd.com under the “Investor Relations” tab.
Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill set, specific business background and global or international experience in the context of our needs and those of the board of directors.
Director Independence. Under the rules of the Nasdaq Global Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Global Market, as well as those of the SEC, impose several other requirements with respect to the independence of our directors.
Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Global Market and the SEC. Applying these standards, our board of directors has affirmatively determined that Messrs. Ashman, Whalen, Bernstein, Burke, Levitt and Schwartz and Ms. Ratner Salzberg are “independent directors” under the applicable rules. We have determined that Messrs. Barry and Browning are not “independent directors” under the applicable rules. Our board of directors determined that Messrs. Barry and Browning do not qualify as independent directors because Mr. Barry is an executive officer of both the Company and the Bank and Mr. Browning is an executive officer of the Bank. Our board of directors determined that Mr. Ashman qualifies as an independent director because the fees he received pursuant to his consulting arrangement in fiscal year 2016 were compensation for his services as non-executive Chairman of the Board of the Company and Lead Director of the Bank.
Election and Classification of Directors. In accordance with the terms of our Articles, our board of directors is divided into three classes: Class I, Class II and Class III. At our first annual meeting of shareholders following the completion of this offering, the Class I directors will be elected for a one-year term expiring at the next succeeding annual meeting of shareholders, the Class II directors will be elected to a two-year term expiring at the second succeeding annual meeting of shareholders and the Class III directors will be elected to a three-year term expiring at the third succeeding annual meeting of shareholders. Thereafter, the directors of each class will be elected for a term of three-years and until their successors are elected and qualified. Our board of directors is divided as follows:

•	The Class I directors are Scot R. Browning, Joshua Bernstein and Michael Burke.

•	The Class II directors are Edward F. Barry, Randall J. Levitt and Deborah Ratner Salzberg.

•	The Class III directors are Stephen N. Ashman, Steven J. Schwartz and James F. Whalen.
Leadership Structure. The Company’s board of directors meets quarterly, and the board of directors of the Bank meets monthly. Our board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors, as the board believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of our board.
Currently, Mr. Ashman serves as Chairman of the board of directors of the Company and Mr. Whalen serves as Chairman of the board of directors of the Bank, while Mr. Barry is the Chief Executive Officer of both the Company and the Bank. We believe at this time this structure (as opposed to combining the positions of chairman and chief executive officer) is appropriate for us for two primary reasons. First, having separate board chairmen allows Mr. Barry to completely focus on his primary responsibilities, that is, implementing our strategic plans and managing the day-to-day operations of the Company and the Bank. Second, we believe that having the board chairman positions separate from the Chief Executive Officer positions allows the boards of directors to more effectively fulfill their obligation to oversee the management of the Company and the Bank.

122

Code of Business Conduct and Ethics. Our board of directors has adopted a Code of Business Conduct and Ethics, to become effective upon the closing of this offering, that applies to all of our directors and employees. This code provides fundamental ethical principles to which these individuals are expected to adhere and will operate as a tool to help our directors, officers and employees understand the high ethical standards required for employment by, or association with, our Company. Our Code of Business Conduct and Ethics, upon the completion of this offering, will be available on our website at www.capitalbankmd.com under the “Investor Relations” tab. We expect that any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by Nasdaq Global Market rules.
Compensation Committee Interlocks and Insider Participation. Upon completion of this offering, none of the members of our Compensation Committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.
Risk Management and Oversight. Our board of directors oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk within their particular area of concern. Our board of directors monitors capital adequacy in relation to risk. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.
Board Committees
Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.
Audit Committee. The members of our Audit Committee are Messrs. Schwartz (Chairman), Ashman, Burke and Levitt. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that (1) each of the members of our Audit Committee is an “independent director” under Nasdaq Global Market rules, (2) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) each of the members has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that both Messrs. Schwartz and Burke are financial experts and have the financial sophistication required by the rules of the Nasdaq Global Market due to their experience and background. Our board of directors has also determined that both Messrs. Schwartz and Burke qualify as “audit committee financial experts” under the rules and regulations of the SEC.
The Audit Committee assists the board of directors in its oversight of the integrity of our financial statements, the management of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies, monitoring management’s compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:

•	selecting and reviewing the performance of our independent auditor and approving, in advance, all engagements and fee arrangements;

•
reviewing reports from the independent auditor regarding its internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by governmental or professional authorities, and any steps taken to deal with such issues;

123

•
reviewing the independence of our independent auditor and setting policies for hiring employees or former employees of our independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

•	resolving any disagreements regarding financial reporting between management and the independent auditor;

•	overseeing our internal audit function;

•
reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	meeting with management and the independent auditor to review the effectiveness of our system of internal controls and internal audit procedures, and to address any deficiencies in such procedures;

•	monitoring management’s compliance with all applicable laws, rules and regulations;

•	reviewing our earnings releases and reports filed with the SEC;

•	preparing the Audit Committee report required to be included in our annual report by SEC rules;

•	reviewing the adequacy and effectiveness of our accounting and financial controls, including guidelines and policies for assessing and managing our risk exposure;

•
establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;

•	reviewing and approving or ratifying related party transactions; and

•	handling such other matters as are specifically delegated to the Audit Committee by our board of directors from time to time.
Our Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee will be available on our website at www.capitalbankmd.com upon completion of this offering.
Compensation Committee. The members of our Compensation Committee are Messrs. Whalen (Chairman), Ashman, Bernstein and Schwartz. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under Nasdaq Global Market rules.
Our board has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act.
The Compensation Committee assists the board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure meets our corporate objectives, the compensation of our named executive officers and the administration of our compensation and benefit plans.

124

Among other things, our Compensation Committee has responsibility for:

•
reviewing and determining, and recommending to the board of directors for its confirmation, the annual compensation, annual incentive compensation and any other matter relating to the compensation of our named executive officers; all employment agreements, severance or termination agreements, change in control agreements to be entered into between any executive officer and us; and modifications to our philosophy and compensation practices relating to compensation of our directors and management;

•
reviewing and determining, and recommending to the board of directors for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

•	taking all actions required or permitted under the terms of our benefit plans, with separate but concurrent authority;

•	reviewing, approving and administering each of our benefit plans, and performing such other duties and responsibilities as may be assigned to the Compensation Committee under the terms of such plans;

•
reviewing with our Chief Executive Officer the compensation payable to employees other than the named executive officers, including equity and non-equity incentive compensation and other benefits and our total incentive compensation program envisioned for each fiscal year;

•
consulting with our Chief Executive Officer regarding a succession plan for our executive officers, including our Chief Executive Officer, and the review of our leadership development process for senior management positions;

•	reviewing the performance of our named executive officers;

•
reviewing and discussing with management any compensation discussion and analysis included in our annual meeting proxy statements and any other reports filed with the SEC and determining whether or not to recommend to our board of directors that such compensation discussion and analysis be so included;

•	preparing the Compensation Committee report required by SEC rules to be included in our annual report;

•
overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

•
overseeing and making recommendations to the board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation and approval of equity compensation plans;

•	conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to the board of directors any changes that it deems necessary; and

•	handling such other matters as are specifically delegated to the Compensation Committee by our board of directors from time to time.
Our Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.capitalbankmd.com upon completion of this offering.
Nominating and Corporate Governance Committee. The members of our Nominating and Corporate Governance Committee are Messrs. Bernstein (Chairman), Schwartz and Whalen, and Ms. Ratner Salzberg. Our board of directors

125

has evaluated the independence of each of the members of our Nominating and Corporate Governance Committee and has affirmatively determined that each of the members of our Nominating and Corporate Governance Committee meets the definition of an “independent director” under Nasdaq Global Market rules.
The Nominating and Corporate Governance Committee assists the board of directors in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on the board of directors of the Company and each of our subsidiaries, monitoring the composition and functioning of the standing committees of the board of directors of the Company and each of our subsidiaries, developing, reviewing and monitoring the corporate governance policies and practices of the Company and each of our subsidiaries.
Among other things, our Nominating and Corporate Governance Committee is responsible for:

•	reviewing the performance of our boards of directors of the Company and each of our subsidiaries;

•
identifying, assessing and determining the qualification, attributes and skills of, and recommending, persons to be nominated by our board of directors for election as directors and to fill any vacancies on the boards of directors of the Company and each of our subsidiaries;

•	reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by our shareholders;

•
reviewing and recommending to our board of directors each director’s suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

•
reviewing the size and composition of the board of directors of the Company and each of our subsidiaries as a whole, and recommend any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

•	monitoring the function of our standing committees and recommending any changes, including the director assignments, creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with our corporate governance guidelines and the corporate governance provisions of the federal securities laws and the listing rules applicable to us;

•
investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to our board of directors with recommended corrective actions;

•	reviewing our corporate governance practices in light of best corporate governance practices among our peers and determining whether any changes in our corporate governance practices are necessary;

•	considering any resignation tendered to our board of directors by a director and recommend the acceptance of such resignation if appropriate;

•	considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with our operations or otherwise present a conflict of interest;

•	overseeing our director orientation and continuing education programs for the board of directors;

•	reviewing its charter and recommending to our board of directors any modifications or changes; and

•	handling such other matters as are specifically delegated to the Nominating and Corporate Governance Committee by our board of directors from time to time.

126

Our Nominating and Corporate Governance Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Nominating and Corporate Governance Committee will be available on our website at www.capitalbankmd.com upon completion of this offering.
In carrying out its functions, the Nominating and Corporate Governance Committee develops qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company’s future proxy statements. These criteria may include the following attributes:

•	adherence to high ethical standards and high standards of integrity;

•
sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, attributes and skills that will allow the candidate to serve effectively on the board of directors and the specific committee for which he or she is being considered;

•	evidence of leadership, sound professional judgment and professional acumen;

•	evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by any published code of conduct or ethics for the Company and to objectively appraise management performance;

•	the ability and willingness to devote sufficient time to carrying out the duties and responsibilities required of a director;

•	any related party transaction in which the candidate has or may have a material direct or indirect interest and in which we participate; and

•
the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of the Company and the interests of our shareholders.

The Nominating and Corporate Governance Committee also evaluates potential nominees for the Company’s board of directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with applicable SEC and Nasdaq Global Market rules (to ensure that, at all times, at least a majority of our directors are independent). Although we do not have a separate diversity policy, the Nominating and Corporate Governance Committee considers the diversity of the Company’s directors and nominees in terms of knowledge, experience, skills, expertise and other factors that may contribute to the effectiveness of the Company’s board of directors.
Prior to nominating or, if applicable, recommending an existing director for re-election to the Company’s board of directors, the Nominating and Corporate Governance Committee considers and reviews the following attributes with respect to each sitting director:

•	attendance and performance at meetings of the Company’s board of directors and the committees on which such director serves;

•	length of service on the Company’s board of directors;

•	experience, skills and contributions that the sitting director brings to the Company’s board of directors;

•	independence and any conflicts of interest; and

127

•	any significant change in the director’s status, including with respect to the attributes considered for initial membership on the Company’s board of directors.
Executive Committee. The Executive Committee’s primary role is to exercise all of the powers of the board of directors during the intervals between meetings of the board of directors, except as limited by the laws of the State of Maryland, our Articles and our Bylaws. The members of the Executive Committee consist of Messrs. Ashman (Chairman), Barry, Schwartz and Whalen.

128

EXECUTIVE COMPENSATION
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers.
Our executive compensation program is designed to attract, motivate and retain high quality leadership and incent our executive officers to achieve performance goals over the short- and long-term, which also aligns the interests of our executive officers with our shareholders.
Our named executive officers, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

•	Edward F. Barry, Chief Executive Officer;

•	Scot R. Browning, President of the Bank; and

•	Nick Bryan, Executive Vice President and Chief Marketing Officer.
Summary Compensation Table
The following table presents summary information regarding the total compensation awarded to, earned by and paid to our named executive officers for the years ended December 31, 2017 and 2016. The compensation reported in the table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, our compensation program following this offering could vary from our historical practices.
SUMMARY COMPENSATION

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	All Other Compensation(3)	Total
Edward F. Barry	2017	$400,000	$150,000	$—	$53,530	$45,752	$649,282
Chief Executive Officer	2016	400,000	250,000	360,000	38,675	49,192	1,097,867

Scot R. Browning	2017	300,000	135,000	—	37,471	51,306	523,777
President of the Bank	2016	300,000	—	—	19,338	57,497	376,835

Nick Bryan	2017	210,000	41,000	—	32,118	8,903	292,021
Executive Vice President, Chief Marketing Officer and General Manager of OpenSky	2016	195,000	104,000	—	27,073	8,469	334,542
_______________

(1)
These amounts represent the aggregate grant date fair value of restricted stock granted in 2016 and 2017, calculated in accordance with Financial Accounting Standards Board Account Standards Codification Topic 718, or FASB ASC Topic 718. Assumptions used in the calculation of these amounts are discussed in the Summary of Significant Accounting Policies note and the Stock-Based Compensation note to our consolidated financial statements as of December 31, 2017. The fair market value of shares was determined by the board of directors.

(2)
These amounts represent the aggregate grant date fair value of option awards for the years ended December 31, 2017 and 2016 calculated in accordance with FASB ASC Topic 718. The fair market value of shares was determined by the board of directors. The assumptions used in calculating the option award amounts are set forth in the Stock-Based Compensation note to our consolidated financial statements as of December 31, 2017.

(3)	“All Other Compensation” for the named executive officers is further described below.

129

ALL OTHER COMPENSATION

Name	Year	401(k) Match	HSA	Auto Allowance	Health & Welfare	Director Fee	Club Dues	Total
Edward F. Barry	2017	$8,100	$2,550	$5,750	$13,952	$15,400	$—	$45,752
	2016	15,115	3,400	6,000	11,177	13,500	—	49,192

Scot R. Browning	2017	8,100	2,550	—	11,443	14,300	14,913	51,306
	2016	11,202	3,400	7,887	8,673	12,500	13,835	57,497

Nick Bryan	2017	8,100	—	—	803	—	—	8,903
	2016	7,666	—	—	803	—	—	8,469
Narrative Discussion of Summary Compensation Table
General. We have compensated our named executive officers through a combination of base salary, cash bonuses, equity awards and other benefits, including certain perquisites. Each of our named executive officers has substantial responsibilities in connection with our day-to-day operations.
Base Salary. The Compensation Committee reviews and approves base salaries of our named executive officers. In setting the base salary of each named executive officer for the periods presented above, the Compensation Committee relied on market data provided by our human resources department and survey data from industry resources. The Compensation Committee also retains independent consultants as it deems appropriate. Salary levels are typically considered annually as part of our regularly scheduled performance review process and otherwise upon a promotion or other change in job responsibility.
Cash Bonuses. Our named executive officers are also eligible to receive an annual cash bonus as a percentage of base salary based on our achievement of various metrics. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to our performance for the corresponding year. Our board of directors has discretion to determine whether and in what amounts any such bonuses will be paid in a given year.
Equity Awards. The equity awards reflected in the table above all relate to shares of restricted stock issued pursuant to an employment agreement with Mr. Barry, as described more fully below, and stock option awards issued pursuant to our 2002 Stock Option Plan, or 2002 Plan, and the 2017 Plan which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the plan terms. In August 2017, our board of directors and shareholders adopted the 2017 Plan, which permits the Compensation Committee, in its sole discretion, to grant various forms of incentive awards. Under the 2017 Plan, the Compensation Committee has the power to grant stock options, stock appreciation rights, or SARs, restricted stock and restricted stock units. We believe these awards to our executive officers help align the interests of management and our shareholders and reward our executive officers for improved Company performance.
Capital Bank 401(k) Plan. Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers may elect to participate in the 401(k) Plan on the same basis as all other employees. We have elected a safe harbor 401(k) Plan and, as such, make an annual contribution of 3% of eligible employees’ salaries annually. An employee does not have to contribute to receive the employer contribution.
Health and Welfare Benefits. Our named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

130

Perquisites. We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to enable us to attract and retain superior employees for key positions. Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on these periodic reviews, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2017 and 2016 included automobile and transportation allowances and club memberships.
Agreements with Named Executive Officers
We have entered into employment agreements with our Chief Executive Officer, Edward F. Barry, and President, Scot R. Browning. We have also entered into an incentive compensation plan with our Chief Marketing Officer, Nick Bryan, each of which is summarized below.
Employment Agreement with Edward F. Barry
On January 1, 2016, the Bank entered into an employment agreement with Mr. Barry pursuant to which he serves as Chief Executive Officer. The employment agreement provides for an initial term of two years with renewals for an additional year each year thereafter such that the remaining term of the agreement shall be two years, unless we provide written notice of non-renewal no later than January 15 of the year the agreement is set to expire. Under the employment agreement, Mr. Barry is entitled to an annual base salary of $400,000 and is eligible to receive an annual incentive bonus of up to an additional 80% of his 2016 base salary, 85% of his 2017 base salary and 90% of his 2018 base salary, which incentive bonus shall be paid one-third in stock and two-thirds in cash. As a signing bonus in January 2016, we granted Mr. Barry 48,000 shares of restricted stock, which vest ratably in three equal annual installments. Pursuant to the employment agreement, on each of (i) January 1, 2016, (ii) January 1, 2017 and (iii) January 1, 2018, we granted Mr. Barry a stock option award of 20,000 shares of stock, with one-quarter of each option award vesting on January 1 each year after the grant date (provided 100% shall vest upon a change in control, as defined in his employment agreement). Mr. Barry is eligible to receive benefits under any employee benefit plans made available by us to senior executives including, but not limited to, retirement plans, supplemental retirement plans, medical, disability, life insurance plans, and any other employee benefit plan or arrangement made available by the Bank in the future to its senior executives. Mr. Barry also received a $1,500,000 term life insurance policy payable to his designated beneficiaries on death .
Mr. Barry’s employment agreement provides for certain severance benefits upon the occurrence of an event of termination or if Mr. Barry resigns for good reason, in each case as defined in his employment agreement. Following an event of termination or such resignation, the Bank shall pay Mr. Barry as severance 18 months of continued base salary. Any earned but unpaid incentive compensation for a prior completed calendar year shall be paid to Mr. Barry in a lump sum no later than two and one half months after the end of the calendar year in which it was earned. Unless the Bank’s board of directors determines otherwise, no prorated incentive compensation shall be paid with respect to the year in which the event of termination occurs and no acceleration of vesting of outstanding compensatory equity awards shall be provided, except that if the date of termination is six months or more into a calendar year, Mr. Barry shall be paid a prorated bonus for the portion of the calendar year worked. Additionally, the Bank will continue to cover Mr. Barry under its medical coverage, or under appropriate substitute individual coverages, which shall cease upon the earlier of 18 months or the date on which he becomes a full-time employee of another employer that provides substantially similar medical coverage. If the Bank cannot continue to cover Mr. Barry under its existing medical plan, the Bank will pay him a cash lump sum payment reasonably estimated to be equal to the value of such benefits or the value of the remaining benefits at the time of such determination.
Upon an event of termination within one year following a change in control of the Bank during the term of the employment agreement, the arrangements described above will not apply. Instead, the Bank will pay Mr. Barry as severance a cash lump sum equal to 2.5 times his then-current annual base salary. Any earned but unpaid incentive compensation for a prior completed year shall be paid to Mr. Barry in a lump sum no later than two and one half months after the end of the calendar year in which it was earned, provided that no prorated incentive compensation shall be paid that is earned in the year in which the event of termination occurs. Additionally, the Bank will continue to cover Mr. Barry under its medical coverage or under appropriate substitute individual coverages, which shall cease upon the

131

earlier of 18 months or the date on which he becomes a full-time employee of another employer that provides substantially similar medical coverage. If the Bank cannot continue to cover Mr. Barry under its existing medical plan, the Bank will pay him a cash lump sum payment reasonably estimated to be equal to the value of such benefits or the value of the remaining benefits at the time of such determination.
The payment of all such severance amounts and benefits is contingent upon Mr. Barry’s timely execution, and non-revocation of, a release of all claims in a form provided by the Bank, and the continued observance of all post-termination obligations contained in the employment agreement.
Employment Agreement with Scot R. Browning
On January 1, 2013, the Bank entered into an employment agreement with Mr. Browning pursuant to which he serves as President.  The employment agreement provides for an initial term of two years with renewals for an additional year each year thereafter such that the remaining term of the agreement shall be two years, unless we provide written notice of non-renewal at least 30 days and not more than 90 days prior to the anniversary date of the agreement. Under the employment agreement, Mr. Browning is entitled to an annual base salary of $300,000 and is eligible to receive an annual incentive bonus of up to an additional 60% of his base salary, which Mr. Browning may elect to receive in cash or one-third in stock and two-thirds in cash.  Mr. Browning is eligible to receive benefits under any employee benefit plans made available by us to senior executives including, but not limited to, retirement plans, supplemental retirement plans, medical, disability, life insurance plans, and any other employee benefit plan or arrangement made available by the Bank in the future to its senior executives.  The Bank also reimburses Mr. Browning for the membership fees of certain country clubs. Mr. Browning also received a $250,000 term life insurance policy payable to his designated beneficiaries on death.
Mr. Browning’s employment agreement provides for certain severance benefits upon the occurrence of an event of termination, if Mr. Browning resigns for good reason, or upon an event of termination within one year following a change in control of the Bank during the term of the employment agreement, in each case as defined in his employment agreement.  Following an event of termination or such resignation, the Bank shall pay Mr. Browning as severance 18 months of continued base salary.  Any earned but unpaid incentive compensation for a prior completed calendar year shall be paid to Mr. Browning in a lump sum no later than two and one half months after the end of the calendar year in which it was earned.  Unless the Bank’s board of directors determines otherwise, no prorated incentive compensation shall be paid with respect to the year in which the event of termination occurs and no acceleration of vesting of outstanding compensatory equity awards shall be provided, except that if the date of termination is six months or more into a calendar year, Mr. Browning shall be paid a prorated bonus for the portion of the calendar year worked.  Additionally, the Bank will continue to cover Mr. Browning under its medical coverage, or under appropriate substitute individual coverages, for 18 months.
The payment of all such severance amounts and benefits is contingent upon Mr. Browning’s timely execution, and non-revocation of, a release of all claims in a form provided by the Bank, and the continued observance of all post-termination obligations contained in the employment agreement.
Incentive Compensation Plan with Nick Bryan
In May 2017, we entered into a compensation plan for Nick Bryan, pursuant to which Mr. Bryan is eligible to earn both short-term and long-term incentive compensation. As his short-term incentive compensation, Mr. Bryan is eligible for annual bonuses with a target amount equal to 60% of his annual base salary. The level of annual bonus earned depends on the attainment of certain performance metrics by our OpenSky credit card division, including pre-tax income, portfolio growth and new account openings. The annual bonus also has a qualitative discretionary component based on Mr. Bryan’s leadership and management effectiveness as assessed by our Chief Executive Officer with input from our board of directors.
Mr. Bryan is also eligible to earn additional compensation in the form of a long-term incentive over a three year performance period. His target long-term incentive award is a cash award of $250,000, which is payable at the close of the 2019 fiscal year, and a stock award with a target of 20,000 shares of our common stock, which is payable at the

132

close of the 2020 fiscal year, each dependent upon the OpenSky division’s attainment of the pre-tax pre-allocation income target of $9,800,000. If the OpenSky division’s pre-tax pre-allocation income at the close of the 2019 fiscal year is between $7,840,000 and $9,799,999, Mr. Bryan will earn 80% of his target award. If the OpenSky division’s pre-tax pre-allocation income exceeds $11,760,000, he will earn 120% of his target award. In addition, the Company may claw back any portion of his long-term compensation in the event of a material financial restatement or a compliance or regulatory failure occurs within three years of payment. In the event of a change of control of the Bank or the sale of the OpenSky division prior to 2019, Mr. Bryan is eligible for a $75,000 cash award in lieu of his long-term incentive award if the OpenSky division’s pre-tax pre-allocation income, in the year of the change of control, equals or exceeds $7,400,000 and $7,840,000 for the years ended 2018 and 2019, respectively. Mr. Bryan is also eligible for a discretionary annual stock option award.
Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan
General. The 2017 Plan was adopted by our board of directors on August 3, 2017 and approved by our shareholders on August 29, 2017. The 2017 Plan will terminate on August 29, 2027. The 2017 Plan was designed to ensure continued availability of equity awards that will assist the Company in attracting, retaining and rewarding key employees and directors. The purpose of the 2017 Plan is to promote the growth and profitability of the Company by providing key employees and directors with incentive compensation opportunities in the form of stock options, SARs, restricted stock and/or restricted stock units, thereby aligning their interests with those of the Company’s shareholders.
Shares Available for Awards . At plan inception, up to 1,120,000 shares of common stock (which includes the 946,480 shares that were available for issuance under the 2002 Plan as of August 29, 2017), plus that number of shares covered by awards under the 2002 Plan, that expire or are otherwise terminated or forfeited at any time after August 29, 2017, will be available for issuance under the 2017 Plan. As of June 30, 2018, there were 1,276,012 shares subject to outstanding options or other awards and 934,100 shares available for issuance under the 2017 Plan. Shares of common stock related to any unexercised or unvested award granted under the 2017 Plan that terminate or expire, or are subsequently forfeited or cancelled for any reason, will also become available for re-grant under the 2017 Plan.
Administration. The Compensation Committee administers the 2017 Plan. Among other powers, the Compensation Committee has full and exclusive power to interpret the 2017 Plan, grant awards, and to determine the number of shares of common stock that will be subject to the awards. The Compensation Committee may delegate to one or more of the directors or officers of the Company certain administrative duties or powers, including execution of award agreements described below.
Eligibility for Participation. The 2017 Plan is available to all directors of the Company and its subsidiaries and all officers and employees of the Company and its subsidiaries. Subject to the provisions of the 2017 Plan, the Compensation Committee has the authority to select from all eligible individuals those to whom awards are granted and to determine the nature and amount of each award.
Types of Awards. The Compensation Committee, in its sole discretion, may grant various forms of incentive awards, including stock options, SARs, restricted stock and restricted stock units. Each award will be reflected in an agreement between the Company and the relevant recipient and will be subject to the terms of the 2017 Plan, together with any other terms or conditions contained therein that are consistent with the 2017 and that the Compensation Committee deems appropriate.
Stock Options. The Compensation Committee may grant stock options intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or the Internal Revenue Code, or so-called “nonqualified stock options” that are not intended to so qualify as incentive stock options, or NQSOs, or any combination of ISOs and NQSOs.
The Compensation Committee will determine the term of each option and the exercise price per share for options on the date of grant, provided that the exercise price of any option granted under the 2017 Plan can never be less than the fair market value of the underlying shares of common stock on the date of grant. The Compensation Committee

133

may impose in an award agreement such restrictions on the shares deliverable upon exercise of a stock option as it deems appropriate, including that such shares will constitute “restricted shares” subject to restrictions on transfer.
Stock Appreciation Rights. The Compensation Committee will determine the period when SARs vest and become exercisable, as well as the fair market value of the shares of common stock underlying the SARs on the date of grant and the date of exercise. The exercise price of any SAR that is intended to be an exempt stock right under Section 409A of the Internal Revenue Code can never be less than the fair market value of the underlying share of common stock on the date of grant. A SAR may only be exercised when the fair market value of the underlying share of common stock exceeds the fair market value of the share on the grant date. Upon exercise of a SAR, the participant will receive an amount equal to the excess of the fair market value of the underlying share on the date of exercise over the fair market value on the date of grant.
Restricted Stock. An award of restricted stock involves the immediate transfer by the Company to the participant of a specific number of shares of common stock which are subject to a risk of forfeiture and a restriction on transferability. This restriction will lapse following a stated period of time. The participant does not pay for the restricted stock and has all of the rights of a holder of a share of common stock of the Company (except for the restriction on transferability), including the right to vote and receive dividends unless otherwise determined by the Compensation Committee and set forth in the award agreement. Except as provided otherwise in an award agreement, if a participant’s employment with the Company or its subsidiaries is terminated for any reason at any time during which any portion of an award of restricted stock remains subject to restrictions, that portion will automatically be forfeited and returned to the Company.
Restricted Stock Units. An award of a restricted stock unit is similar to a restricted stock award, except that no shares are issued at the time of the grant. In addition, holders of restricted stock units will have no voting rights, but they may be entitled, if so determined by the Compensation Committee, to receive dividend equivalents. Upon the lapse of the restrictions related to a restricted stock unit, the participant is entitled to receive, without any payment to the Company, an amount equal to the fair market value of the shares of common stock represented by the restricted stock unit on the date of exercise. Except as otherwise provided in an award agreement, if a participant’s employment with the Company or its subsidiaries terminates for any reason at any time during which any portion of an award of a restricted stock unit remains subject to restrictions, that portion will automatically be forfeited and returned to the Company.
Repricings and Substitutions of Awards. Without the prior consent of our shareholders, outstanding stock options and SARs cannot be repriced, directly or indirectly. Subject to applicable law and the terms of the 2017 Plan, the Compensation Committee may: (i) modify, extend and renew awards to modify the terms of an award agreement, provided that no modification, extension or renewal may have the effect of lowering the exercise price of any award except in connection with adjustments related to capitalization and other corporate changes as described above; and/or (ii) accept the surrender of awards granted under the 2017 Plan or under any other equity compensation plan of the Company and replace them with new awards pursuant to the 2017 Plan, so long as the substituted awards do not specify a lower exercise price than the surrendered awards. However, substituted awards may be of a different type than the surrendered awards, may specify a longer term than the surrendered awards and may contain other terms authorized by the 2017 Plan.
Amendment and Termination. Our board of directors may, at any time and from time to time and in any respect, terminate, amend or modify the 2017 Plan, including to ensure that the 2017 Plan and each award granted under the 2017 Plan comply with applicable law, regulations and stock exchange rules provided that no amendment (other than a capital adjustment) may adversely affect any outstanding award, without the written consent of the participant holding such outstanding award. Such termination, amendment or modification may be without shareholder approval except to the extent that such approval is required by the Internal Revenue Code, pursuant to the rules under Section 16 of the Exchange Act or under any other applicable laws, rules or regulations.
Change in Control. Unless the Compensation Committee determines otherwise, if a change in control (as defined in the 2017 Plan) occurs in which the Company is not the surviving corporation (or the Company survives only as a subsidiary of another corporation), all outstanding awards that are not exercised or paid at the time of the change in control will be assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a

134

parent or subsidiary of the surviving corporation). The Compensation Committee will have the discretion to provide for full or partial vesting of awards upon a participant’s involuntary termination of employment or service that occurs in connection with a change in control, subject to the terms and conditions of a participant’s employment agreement, or if none, the award agreement. If the vesting of any such awards is based, in whole or in part, on the attainment of certain performance goals, the vesting of such awards may accelerate pro rata based on the portion of performance period completed as of the date of the termination or based on our actual performance based on a shortened performance period which extends through the end of the fiscal quarter immediately preceding the termination of employment or service.
In the event of a change in control, if all outstanding awards are not assumed by, or replaced with awards with comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the Compensation Committee may take any of the following actions with respect to any or all outstanding awards, without the consent of any participant: (i) the Compensation Committee may determine that outstanding stock options and SARs will automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding stock awards, stock units, cash awards and dividend equivalents will immediately lapse; (ii) the Compensation Committee may determine that all or a portion of certain outstanding awards will terminate, upon notice to participants, and participants will receive a payment in settlement of awards in such amount and form as may be determined by the Compensation Committee; (iii) the Compensation Committee may require that participants surrender their outstanding stock options and SARs in exchange for a payment, in cash or stock as determined by the Compensation Committee, equal to the amount (if any) by which the fair market value of the shares of common stock subject to the unexercised stock option and SAR exceed the stock option exercise price or base price; and (iv) the Compensation Committee may terminate outstanding stock options and SARs after giving participants an opportunity to exercise the outstanding stock options and SARs. Such surrender, termination or payment will take place as of the date of the change in control or such other date as the Compensation Committee may specify. If the per share fair market value of our stock does not exceed the per share exercise price or base price, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or SAR.
Section 162(m) of the Internal Revenue Code. Under Section 162(m) of the Internal Revenue Code, the deduction for a publicly held corporation for otherwise deductible compensation to a “covered employee” is limited to $1 million per year. Previously, a covered employee included an employee who is either the chief executive officer or among the other three most highly compensated officers (other than the chief financial officer). However, as a result of a change to Section 162(m) of the Internal Revenue Code in the Tax Act, beginning in 2018 a covered employee includes any employee who was the chief executive officer or chief financial officer at any point during the applicable year, who was among the other three most highly compensated officers for the applicable year, or who was a covered employee in 2017 or any later year. In the case of a corporation that becomes a publicly held corporation in connection with an initial public offering, the $1 million per year deduction limit does not apply during a limited “transition period” to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.
The Company intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under the 2002 Plan and the 2017 Plan until the earliest of the four following events: (i) the expiration of the 2017 Plan; (ii) the material modification of the 2017 Plan; (iii) the issuance of all stock and other compensation that has been allocated under the 2017 Plan; or (iv) the first meeting of the Company’s shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the Company’s common stock occurs.
Stock Option Plans
Under the 2002 Plan, the Company was permitted to grant awards to eligible persons in the form of qualified and non-qualified stock options. Following the adoption of the 2017 Plan, the 2002 Plan was terminated and any shares of our common stock that were available for award grants under the 2002 Plan immediately prior to the adoption of the 2017 Plan became available for award grants under the 2017 Plan. Awards that were granted under the 2002 Plan will remain exercisable pursuant to the terms and conditions set forth in individual award agreements, but such awards will

135

be assumed and administered under the 2017 Plan. The 2002 Plan award agreements allow for acceleration of exercise privileges of grants upon occurrence of a change in control of the Company. If a participant’s job is terminated for cause, then all unvested awards expire at the date of termination. As of June 30, 2018, there were 1,276,012 shares subject to outstanding options issued.
Outstanding Equity Awards at 2017 Fiscal Year-End
The following table sets forth information relating to the unexercised options and unvested stock awards held by our named executive officers as of December 31, 2017. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of four years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by the named executive officers during fiscal year 2017.

	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares of stock that have not vested	Market value of shares of stock that have not vested ($)
Edward F. Barry	20,000	—	5.00	12/31/2018	32,000	360,000
Edward F. Barry	11,324	3,772	6.63	12/31/2019
Edward F. Barry	10,000	10,000	7.50	12/31/2020
Edward F. Barry	5,000	15,000	8.50	12/31/2021
Edward F. Barry	—	20,000	12.38	12/31/2022
Scot R. Browning	4,000	—	5.00	12/31/2018
Scot R. Browning	10,500	3,500	6.63	12/31/2019
Scot R. Browning	6,000	6,000	7.50	12/31/2020
Scot R. Browning	2,500	7,500	8.50	12/31/2021
Scot R. Browning	—	14,000	12.38	12/31/2022
Nick Bryan	13,000	—	5.00	12/31/2018
Nick Bryan	9,748	3,252	6.63	12/31/2019
Nick Bryan	10,000	10,000	6.63	1/31/2020
Nick Bryan	6,000	6,000	7.50	12/31/2020
Nick Bryan	3,500	10,500	8.50	12/31/2021
Nick Bryan	—	12,000	12.38	12/31/2022

136

Compensation of Directors
The following table sets forth compensation paid or awarded to, or earned by, each of our directors (except for Messrs. Barry and Browning, whose compensation is disclosed under “Summary Compensation Table” above) during 2017.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	Total Compensation
Stephen N. Ashman(2)	$132,667	$22,508	$28,906	$184,081
Joshua Bernstein	—	19,101	25,694	44,795
Michael J. Burke(3)		36,141	25,694	61,835
Randall Levitt	—	44,560	31,047	75,607
Deborah Ratner Salzberg	—	13,588	20,341	33,929
Steven J. Schwartz	—	64,815	41,753	106,568
James F. Whalen	—	82,183	38,542	120,725
_______________

(1)
Represents the grant date fair value of stock awards and option awards calculated in accordance with FASB ASC Topic 718. The average per share price of stock awards was $30.55 for 2017. The grant date fair value of options awarded to directors was $10.71 for 2017. Assumptions used in the calculation of these amounts are discussed in the Summary of Significant Accounting Polices note and the Stock-Based Compensation note to our consolidated financial statements included elsewhere in this prospectus. The fair market value of shares was determined by the board of directors.

(2)	Fees earned or paid in cash represent $88,667 which was paid under a previous consulting services arrangement and $44,000 paid under the retainer arrangement instituted in September 2017.

(3)
Mr. Burke was appointed to our board of directors on August 31, 2017. He did not receive any compensation in 2017 for such service. This compensation includes amounts received as a member of the Bank’s board of directors.

For the year ended December 31, 2017, the directors of the Company, other than the Chairman of the Board, received $1,000 in cash or an equivalent value in shares of common stock for each meeting attended of the Board. No fees were paid for attending Board committee meetings. Mr. Ashman was previously compensated pursuant to a consulting arrangement for his services as the Chairman of the Board and Lead Director of the Bank, and his consulting arrangement was terminated in August 2017. Commencing in September 2017, Mr. Ashman began receiving a monthly retainer of $3,000 for his services as Chairman of the Board and a monthly retainer of $8,000 for his services as Lead Director of the Bank. Those retainers were increased to $8,333.33 per month and $3,333.33, respectively, for 2018. For additional information regarding Mr. Ashman’s consulting services arrangement, see “Certain Relationships and Related Party Transactions—Consulting Arrangement.”
For the year ended December 31, 2017, the directors of the Bank, other than the Bank’s Chairman of the Board and Lead Director, received $900 (which increased to $1,000 as of June 1, 2017) in cash or an equivalent value in shares of common stock for each meeting attended of the Board of Directors of the Bank. The Bank’s Chairman of the Board received an annual retainer of $32,000 (which increased to $40,000 as of June 1, 2017) payable in shares of common stock.
The directors on the Bank’s Loan Committee, other than the Bank’s Chairman of the Board, Lead Director, Chief Executive Officer and the Chairman of the Loan Committee, who participate in sixty percent or more of the Loan Committee meetings receive an annual retainer of $9,000 (which increased to $10,000 as of June 1, 2017) in cash or an equivalent value in shares of common stock. The Bank’s Loan Committee Chairman receives an annual retainer of $21,000 (which increased to $22,000 as of June 1, 2017) in cash or an equivalent value in shares of common stock.
The directors on the Bank’s Audit and Compliance Committee, other than the Bank’s Lead Director and the Chairman of the Audit and Compliance Committee, received $1,200 (which increased to $1,500 as of June 1, 2017) in cash or an equivalent value in shares of common stock for each committee meeting attended. The Chairman of the Bank’s Audit and Compliance Committee received an annual retainer of $7,500 (which increased to $10,000 as of June 1, 2017) in cash or an equivalent value in shares of common stock.

137

The directors on the Bank’s Divisions Committee, other than the Bank’s Lead Director and the Chairman of the Divisions Committee, received $500 in cash or an equivalent value in shares of Common Stock for each committee meeting attended. The Chairman of the Bank’s Divisions Committee received an annual retainer of $8,000 in cash or an equivalent value in shares of common stock beginning June 1, 2017.
The directors on the Bank’s Human Resources Committee, other than the Bank’s Lead Director, received $500 in cash or an equivalent value in shares of common stock for each committee meeting attended.
In addition, for the year ended December 31, 2017, the members of the board of directors of the Company and the board of directors of the Bank, other than Mr. Browning and Mr. Barry, were awarded aggregate stock options to acquire 143,000 shares of common stock at an exercise price of $12.375 per share. The amount of stock options granted from this pool to individual directors was determined by the Company’s Chief Executive Officer and the Bank’s Lead Director based on the individual director’s business development and corporate governance contributions. The number of stock options granted to the Bank’s Lead Director is based on the average number of stock options granted to the other eligible directors. These options vest over a four year period and expire in 2022.
In connection with this offering, we expect to adopt a directors’ compensation program at the Company level that will provide compensation only to our non-employee directors following the completion of this offering. This program will include a balance of annual retainers and fees for attending meetings of the Board and its committees.  Pursuant to this program, at least 50% of the compensation payable to a non-employee director will be paid in the form of shares of our common stock.

138

PRINCIPAL AND SELLING SHAREHOLDERS
The following table provides information regarding the beneficial ownership of our common stock as of June 30, 2018, and as adjusted to reflect the completion of the offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each of the Bank’s directors; and

•	each selling shareholder.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options that are currently exercisable or will become exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.
The percentage of beneficial ownership is based on 11,661,372 shares of our common stock outstanding as of June 30, 2018 and       shares to be outstanding after the completion of this offering (or       shares if the underwriters exercise in full their option to purchase additional shares from us), in each case including stock options vested under our 2017 Plan. The table does not reflect any shares of common stock that may be purchased in this offering.
Other than certain of our directors, no shareholders are known to us to beneficially own more than 5% of our outstanding common stock. The address for each shareholder listed in the table below is: Capital Bancorp, Inc., One Church Street, Rockville, Maryland 20850.

139

BENEFICIAL OWNERSHIP

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Share Beneficially Owned After the Offering
	Number	Percent	Shares Offered Number	Number	If Option is Not Exercised	If Option is Exercised in Full
Company directors and named executive officers:
Stephen N. Ashman (1)	733,300	6%
Edward F. Barry (2)	278,772	2%
Joshua Bernstein (3)	923,520	8%
Scot R. Browning (4)	528,144	5%
Michael J. Burke (5)	345,012	3%
Nick Bryan (6)	52,032	*
Alan W. Jackson	—	*
Randall Levitt (7)	874,776	8%
Deborah Ratner Salzberg (8)	44,948	*
Steven J. Schwartz (9)	661,192	6%
James F. Whalen (10)	1,035,244	9%
All directors and named executive officers, as a group	5,476,940	47%

Bank directors (not identified above):
Jerome R. Bailey (11)	72,684	1%
Rory S. Coakley (12)	233,312	2%
Joseph M. Greene (13)	226,432	2%
Wayne A. Harrison (14)	221,792	2%
Li-Min Lee (15)	259,240	2%
Fred Lewis (16)	3,460	*
	1,016,920	9%

Other selling shareholders:

Total other selling shareholders
_______________

*	Denotes less than 1%

(1)
Includes 469,348 shares held by the Stephen Ashman Revocable Trust. Includes 251,900 of shares held by Mr. Ashman as the co-trustee of the Shari G. Ashman Trust. Includes 12,052 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 25,748 shares of our common stock underlying options that are subject to vesting.

(2)
Includes 223,004 shares held with Mr. Barry’s spouse. Includes 46,324 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 48,772 shares of our common stock underlying options that are subject to vesting.

(3)
Includes 303,200 shares held by the Bernstein Fund Limited Partnership, where Mr. Bernstein owns 16.7%. Includes 204,400 shares held by SandBern Ventures, LLC, where Mr. Bernstein owns 66.67%. Includes 324,000 shares held by Mr. Bernstein’s father, Norman Bernstein, through whom he has a general power of attorney. Excludes 22,900 shares of our common stock underlying options that are subject to vesting.

(4)
Includes 40,800 shares held for the benefit of Scot R. Browning, IRA. Includes 23,000 of shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 31,000 shares of our common stock underlying options that are subject to vesting.

140

(5)
Includes 29,560 shares held by Mr. Burke’s spouse. Includes 4,800 shares held jointly with his spouse. Includes 127,452 shares held by Yorke, Burke & Lee 401(k) Profit Sharing Plan, of which Mr. Burke disclaims 70,572 for the benefit of other employees. Includes 15,500 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 20,900 shares of our common stock underlying options that are subject to vesting.

(6)
Includes 47,252 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 36,748 shares of our common stock underlying options that are subject to vesting.

(7)
Includes 139,520 shares held by the Randall James Levitt Revocable Trust (“RJRT”), a trust that benefits Mr. Levitt and for which he acts as sole trustee.  Includes 392,000 shares held by BTC Trust Company of South Dakota (“BTC”), FBO the Richard S. Levitt Fifth Trust whose business affairs are managed by Nellis Corporation (“Nellis”), a company that employs Mr. Levitt and at which he serves as President.  Includes 189,200 shares held by Montrose Lending Group, LLC, a company that is (i) owned by (y) NC Associates Corporation (“NC”), a company 50 percent owned by RJRT, and (z) BTC, FBO the RSL Family 2011 Dynasty Trust and the JSL Family 2011 Dynasty Trust whose business affairs, respectively, are managed by Nellis and (ii) managed by NC.  Includes 154,056 shares held by Maud Associates, LLC, a company that is 50 percent owned by a trust that benefits one of Mr. Levitt’s daughters and for which Mr. Levitt acts as sole trustee.  Excludes 324,000 shares held by Ramar Corporation, a company 25 percent owned by RJRT, as to which Mr. Levitt has disclaimed beneficial ownership, except to the extent of his pecuniary interest therein.  Excludes 16,800 shares owned by Needle Leaf Associates, LLC, a company owned by one of Mr. Levitt’s daughters and her husband, as to which Mr. Levitt has disclaimed beneficial ownership.  Excludes 29,200 shares of our common stock that can, subject to vesting of options, be acquired by Mr. Levitt.

(8)
Includes 14,632 shares held by the Deborah Ratner Salzberg Trust. Includes 7,724 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 17,576 shares of our common stock underlying options that are subject to vesting.

(9)	Includes 394,732 shares held by Prudent Investments, LLC where Mr. Schwartz is a Managing Member. Excludes 38,900 shares of our common stock underlying options that are subject to vesting.

(10)
Includes 88,000 shares held by IP Associates, LLC, which is owned by Mr. Whalen. Includes 58,400 shares held by Millennium Trust Company, LLC FBO James Whalen. Includes 620,396 shares held by the James F. Whalen Revocable Trust. Includes 237,248 shares held by the Whalen Family, LLC. Includes 31,200 shares held by The Katherine M Whalen Trust. Excludes 34,976 shares of our common stock underlying options that are subject to vesting.

(11)
Includes 50,896 shares held by the Jerome R. Bailey Revocable Living Trust. Includes 11,800 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 36,100 shares of our common stock underlying options that are subject to vesting.

(12)
Includes 33,656 shares held by the Rory S. Coakley Revocable Trust. Includes 68,552 shares held by Mr. Coakley as the Trustee of his spouse’s trust, the Nancy K. Coakley Revocable Trust. Includes 8,000 shares held by Pamunkey Holdings, LLC. Includes 27,200 shares held by Raymond James and Associates FBO Rory S. Coakley, IRA. Includes 73,756 shares held by the Rory S. Coakley Revocable Trust. Includes 21,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 27,000 shares of our common stock underlying options that are subject to vesting.

(13)
Includes 4,000 shares held jointly with Mr. Greene’s spouse. Includes 27,100 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 31,300 shares of our common stock underlying options that are subject to vesting.

(14)
Includes 2,000 shares held by HT Harrison Profit Sharing Trust. Includes 169,532 shares held jointly with Mr. Harrison’s spouse. Includes 23,600 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 25,600 shares of our common stock underlying options that are subject to vesting.

(15)
Includes 39,000 shares held jointly with Ms. Lee’s spouse. Includes 21,000 shares owned individually by Ms. Lee’s spouse. Includes 40,000 shares held jointly with Ms. Lee’s brother. Includes 25,680 shares held jointly with Ms. Lee’s mother. Excludes 67,320 shares for the benefit of Ms. Lee held by the Yorke, Burke & Lee 401(k) Profit Sharing Plan. Includes 10,300 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of June 30, 2018. Excludes 30,900 shares of our common stock underlying options that are subject to vesting.

(16)	Includes 1,200 shares held by RMN Investment Holdings LLC, owned by Mr. Lewis. Excludes 3,000 shares of our common stock underlying options that are subject to vesting.

141

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of transactions since January 1, 2015 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees for election as directors), executive officers or beneficial holders of 5% or more of our capital stock, or their respective immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
Policies and Procedures Regarding Related Party Transactions
We have adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders).
In addition, our board of directors will adopt a written policy governing the approval of related party transactions that will comply with all applicable requirements of the SEC and the Nasdaq Global Market concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000, in which we or the Bank participate (whether or not we or the Bank are a direct party to the transaction), and in which a related party had, has or will have a direct or indirect material interest. Our related parties include our or any of the Bank’s directors (including nominees for election as directors), executive officers, beneficial owners of 5% or more of our voting securities and immediate family members of any of the foregoing or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest.
Our related party transaction policy will be administered by our Audit Committee. This policy will require the Audit Committee to ensure that we maintain an ongoing review process for all related party transactions for potential conflicts of interest and requires that our Audit Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Our Audit Committee will evaluate each related party transaction for the purpose of determining whether the transaction is fair, reasonable and permitted to occur under our policy, and should be pre-approved or ratified. Relevant factors considered relating to any approval or ratification will include the benefits of the transaction to us, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide our Audit Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the Bank, if so directed by our Audit Committee or our board of directors, taking into account factors as deemed appropriate and relevant.
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have entered into transactions with us in the ordinary course of business. These transactions include deposits, loans and other financial services-related transactions. Related party transactions are entered into in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors or principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the Bank’s regulatory requirements.
As of June 30, 2018, our officers and directors as well as their immediate families and affiliated companies, as a group, were indebted directly and indirectly to us in the amount of $29.9 million of total exposure, while deposits from

142

this group totaled $146.0 million as of such date. As of June 30, 2018, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
Rockville, Maryland Lease
James F. Whalen, one of our directors, owns an interest in, and is President of, Investment Properties, Inc. from which the Company leases space for our headquarters and branch in Rockville, Maryland. In accordance with the lease, we have made aggregate lease payments in the amounts of $ 277,752 through June 30, 2018, and payments of $555,063 and $539,018 for the years ended 2017 and 2016, respectively.  We believe that the terms and conditions of the lease with Investment Properties, Inc. are comparable to terms that would have been available from a third party unaffiliated with us or the Bank.
Senior Promissory Note
On July 30, 2014, we issued a senior promissory note in an aggregate principal amount of $5,000,000, which was scheduled to mature on July 31, 2019. Though the note was paid in full during the first quarter of 2018, our directors or their related persons held $1.4 million in aggregate principal amount as of December 31, 2017.
Convertible Notes
On December 30, 2010, we issued $5,000,000 in aggregate principal amount of 8.5% fixed rate convertible unsecured subordinated notes, or the convertible notes. The convertible notes were scheduled to mature on December 31, 2017 and were convertible into shares of our common stock at any interest payment date, on at least 15 days’ notice, any time before maturity. The number of shares issuable upon such a conversion was determined by dividing the principal amount of the convertible notes by the conversion price, which was initially $3.00 per share. During the year ended December 31, 2015, $1,666,068 of the aggregate outstanding principal amount of the convertible notes was converted into 555,356 newly issued shares of our common stock at the $3.00 conversion price. During the year ended December 31, 2016, the remaining $3,333,932 aggregate principal amount of the convertible notes was converted into 1,111,312 newly issued shares of our common stock at the $3.00 conversion price. Our directors or their related persons previously held $2,978,000 of the convertible notes and were issued 992,668 shares of common stock in the aggregate as a result of the conversion.
Private Placement of Subordinated Notes
On November 24, 2015, we issued $13,500,000 in aggregate principal amount of subordinated notes. The subordinated notes mature on December 1, 2025 and bear interest at 6.95% for the first five years, then adjust to the three-month LIBOR plus 5.33% adjusted on March 1, June 1, September 1 and December 1 of each year. Interest is payable quarterly. Our directors or their related persons held $1,000,000 in aggregate principal amount of the outstanding subordinated notes as of June 30, 2018, December 31, 2017 and December 31, 2016.
Repurchases of Common Stock
From January 1, 2015 through June 30, 2018, we repurchased 768,024 shares of our common stock and paid approximately $5.3 million for such shares. As a private company, we have historically maintained a stock repurchase program pursuant to which, from time to time, we repurchase shares of our common stock from our shareholders at a price per share negotiated between the parties. The following table summarizes the repurchases of our shares of common stock from certain of our directors, executive officers and beneficial holders of 5% or more of our capital stock and their respective affiliates since January 1, 2015.

143

REPURCHASES OF OUR SHARES FROM CERTAIN OF OUR DIRECTORS, EXECUTIVE OFFICERS AND BENEFICIAL HOLDERS

Shareholder	Repurchase Date	Shares	Per Share Price	Total Repurchase Amount
Wayne A. Harrison	10/6/2015	24,000	$6.25	$150,000
Nick Bryan	3/10/2016	6,000	6.44	38,625
Wayne A. Harrison	4/18/2016	16,000	6.56	105,000
Randall J. Levitt	6/30/2016	2,000	7.50	15,000
Joseph M. Greene	6/30/2016	3,600	7.50	27,000
Wayne A. Harrison	6/30/2016	42,636	7.50	319,770
		94,236		655,395
Loan Participations with the Bank
In the normal course of business we manage our levels of credit concentration in certain types of loans.  We manage these levels by either reducing new loan origination volumes or selling participations in existing loans, in whole or in part.  Typically, our participants have included other community banks and in some cases directors of the Company and the Bank.  Participations to our directors are sold on transaction terms that are no less favorable than terms generally available to unaffiliated third parties. The Company does not provide financing to our directors for these transactions. Directors Levitt, Schwartz and Whalen, through their affiliated investment entities, held approximately $4.0 million, $1.7 million and $1.2 million, respectively, in aggregate participation loans as of June 30, 2018, approximately $3.6 million, $1.6 million and $1.8 million, respectively, as of December 31, 2017, and approximately $266 thousand, $266 thousand and $266 thousand, respectively, as of December 31, 2016.

144

The following table sets forth the material terms for each director’s loan participations with the Bank.

Related Party	Participation Origination Date	Participation Purchase Price	Interest Rate	Maturity Date	Balance as of 6/30/2018	Balance as of 12/31/2017	Balance as of 12/31/2016
Randall Levitt	3/31/2017	Par	5.63%	09/29/18	$—	$401,765	$—
Randall Levitt	3/31/2017	Par	6.25%	06/23/18	641,578	404,448	—
Randall Levitt	3/31/2017	Par	6.76%	09/23/18	792,352	392,285	—
Randall Levitt	6/18/2015	Par	5.75%	01/24/18	—	50,967	265,821
Randall Levitt	5/4/2017	Par	6.26%	10/12/18	185,309	455,139	—
Randall Levitt	3/31/2017	Par	6.25%	11/23/18	321,649	313,687	—
Randall Levitt	3/31/2017	Par	6.25%	12/23/18	394,879	328,409	—
Randall Levitt	4/28/2017	Par	6.26%	10/25/18	479,573	341,640	—
Randall Levitt	5/4/2017	Par	6.33%	04/24/18	—	251,679	—
Randall Levitt	8/11/2017	Par	5.13%	04/30/19	472,920	299,005	—
Randall Levitt	9/27/2017	Par	6.76%	08/25/18	493,963	249,468	—
Randall Levitt	9/27/2017	Par	6.00%	02/10/19	242,582	133,333	—
Total					$4,024,806	$3,621,824	$265,821

Steven Schwartz	4/28/2017	Par	6.33%	04/24/18	$—	$251,679	$—
Steven Schwartz	4/28/2017	Par	6.26%	10/12/18	157,855	387,711	—
Steven Schwartz	4/28/2017	Par	6.26%	04/25/18	565,651	402,960	—
Steven Schwartz	7/31/2017	Par	5.13%	04/30/19	225,200	142,383	—
Steven Schwartz	9/27/2017	Par	6.76%	08/25/18	446,466	—	—
Steven Schwartz	8/28/2017	Par	5.13%	04/25/19	272,808	—	—
Steven Schwartz	6/18/2015	Par	5.75%	01/24/18	—	50,967	265,821
Steven Schwartz	9/27/2017	Par	6.76%	08/25/18	—	264,111	—
Steven Schwartz	8/28/2017	Par	5.13%	04/25/19	—	142,865	—
Total					$1,667,980	$1,642,675	$265,821

James Whalen	6/23/2015	Par	5.75%	01/24/18	$—	$50,967	$265,821
James Whalen	4/28/2017	Par	6.33%	12/24/17	—	251,679	—
James Whalen	4/28/2017	Par	6.26%	04/12/18	157,855	387,711	—
James Whalen	4/28/2017	Par	6.26%	04/25/18	565,651	402,960	—
James Whalen	9/27/2017	Par	6.76%	08/25/18	446,466	264,111	—
James Whalen	10/27/2017	Par	5.94%	08/28/18	—	436,185	—
Total					$1,169,972	$1,793,612	$265,821

Aggregate Total					$6,862,758	$7,058,112	$797,462
Church Street Capital
Church Street Capital operates as a wholly owned subsidiary of Capital Bancorp, Inc. that originates and services a portfolio of mezzanine loans with certain characteristics that do not meet Capital Bank’s general underwriting standards and thereby command a higher rate of return. Church Street Capital typically retains 10% to 20% of the exposure related to these loans and continues to service them, therefore maintaining a close relationship with the customer.  Church Street Capital sells participations for the remainder of the balance to other real estate investors (including certain of the Company’s and the Bank’s directors and officers) and high net worth individuals. Company directors Levitt, Schwartz, Whalen and Bernstein, through their affiliated investment entities, held approximately $517 thousand , $436 thousand , $343 thousand and $660 thousand , respectively, in aggregate participation loans as of June 30, 2018,

145

approximately $1.0 million, $926 thousand, $1.1 million and $953 thousand, respectively, as of December 31, 2017, and approximately $917 thousand, $1.1 million, $1.5 million and $460 thousand, respectively, as of December 31, 2016.  In addition, Bank directors Bailey and Greene and Paul Merritt, the Bank’s Senior Vice President and Commercial Loan Officer, through their affiliated investment entities, held approximately $172 thousand , $0 and $107 thousand , respectively, in aggregate participation loans as of June 30, 2018, approximately $487 thousand, $100 thousand and $276 thousand, respectively, as of December 31, 2017, and approximately $904 thousand, $100 thousand and $0, respectively, as of December 31, 2016.
The following table sets forth the material terms for each related party’s loan participations with Church Street Capital.

Related Party	Participation Origination Date	Participation Purchase Price	Interest Rate	Maturity Date	Balance as of 6/30/2018	Balance as of 12/31/2017	Balance as of 12/31/2016
Randall Levitt	9/21/2015	Par	12.00%	02/12/2017	$—	$—	$67,392
Randall Levitt	6/21/2016	Par	11.00%	12/04/2016	—	—	212,500
Randall Levitt	8/19/2016	Par	13.00%	06/29/2017	59,640	59,640	59,640
Randall Levitt	8/19/2016	Par	11.00%	02/05/2017	—	173,589	173,589
Randall Levitt	8/19/2016	Par	12.00%	09/30/2017	—	—	43,680
Randall Levitt	7/18/2016	Par	15.00%	01/18/2017	—	—	360,590
Randall Levitt	6/7/2017	Par	12.00%	12/07/2017	—	58,240	—
Randall Levitt	9/6/2017	Par	12.00%	08/18/2018	225,000	225,000	—
Randall Levitt	9/13/2017	Par	12.00%	12/08/2018	68,000	68,000	—
Randall Levitt	9/11/2017	Par	12.00%	08/18/2018	100,000	100,000	—
Randall Levitt	9/13/2017	Par	12.00%	07/27/2018	—	124,640	—
Randall Levitt	9/19/2017	Par	12.00%	12/13/2017	—	150,000	—
Randall Levitt	3/23/2017	Par	12.00%	03/23/2018	64,740	64,740	—
Total					$517,380	$1,023,849	$917,391

Steven Schwartz	4/28/2016	Par	14.00%	03/21/2017	$—	$—	$127,624
Steven Schwartz	6/21/2016	Par	11.00%	12/04/2016	—	—	212,500
Steven Schwartz	9/24/2014	Par	12.00%	04/15/2016	—	200,000	200,000
Steven Schwartz	8/5/2016	Par	13.00%	06/29/2017	59,640	59,640	59,640
Steven Schwartz	8/5/2016	Par	12.00%	09/30/2017	—	—	43,680
Steven Schwartz	8/5/2016	Par	13.00%	06/29/2017	63,000	63,000	63,000
Steven Schwartz	7/18/2016	Par	15.00%	01/18/2017	—	—	360,590
Steven Schwartz	2/3/2017	Par	12.00%	02/03/2018	106,832	106,832	—
Steven Schwartz	8/24/2017	Par	13.00%	02/03/2018	100,000	100,000	—
Steven Schwartz	9/8/2017	Par	12.00%	12/08/2018	41,600	41,600	—
Steven Schwartz	3/23/2017	Par	12.00%	03/23/2018	64,740	64,740	—
Steven Schwartz	4/3/2017	Par	12.00%	12/30/2017	—	39,659	—
Steven Schwartz	8/24/2017	Par	12.00%	07/27/2018	—	74,880	—
Steven Schwartz	11/16/2017	Par	12.00%	02/03/2019	—	175,552	—
Total					$435,812	$925,903	$1,067,034

146

Related Party	Participation Origination Date	Participation Purchase Price	Interest Rate	Maturity Date	Balance as of 6/30/2018	Balance as of 12/31/2017	Balance as of 12/31/2016
James Whalen	9/18/2015	Par	12.00%	02/12/2017	$—	$—	$67,392
James Whalen	6/21/2016	Par	11.00%	12/04/2016	—	—	212,500
James Whalen	9/24/2014	Par	12.00%	04/15/2016	—	200,000	200,000
James Whalen	3/30/2017	Par	13.00%	02/03/2018	100,000	100,000	—
James Whalen	3/8/2017	Par	12.00%	09/08/2017	—	73,320	—
James Whalen	3/23/2017	Par	12.00%	03/23/2018	64,740	64,740	—
James Whalen	4/3/2017	Par	12.00%	12/30/2017	—	39,659	—
James Whalen	8/31/2017	Par	12.00%	07/27/2018	—	100,000	—
James Whalen	5/23/2016	Par	12.00%	04/21/2017	—	—	107,120
James Whalen	8/19/2016	Par	11.00%	02/05/2017	—	173,589	173,589
James Whalen	8/19/2016	Par	12.00%	11/10/2017	—	168,480	168,480
James Whalen	8/19/2016	Par	12.00%	09/30/2017	—	—	43,680
James Whalen	8/19/2016	Par	13.00%	12/29/2017	59,640	59,640	59,640
James Whalen	7/18/2016	Par	15.00%	01/18/2017	—	—	360,590
James Whalen	10/12/2017	Par	12.00%	12/08/2018	56,000	56,000	—
James Whalen	8/19/2016	Par	13.00%	12/29/2017	63,000	63,000	63,000
Total					$343,380	$1,098,428	$1,455,991

Jerome Bailey	4/28/2016	Par	14.00%	03/21/2017	$—	$—	$127,624
Jerome Bailey	6/21/2016	Par	11.00%	12/04/2016	—	—	212,500
Jerome Bailey	9/24/2014	Par	12.00%	04/15/2016	—	100,000	100,000
Jerome Bailey	8/19/2016	Par	12.00%	09/30/2017	—	—	43,680
Jerome Bailey	7/18/2016	Par	15.00%	01/18/2017	—	—	360,590
Jerome Bailey	10/13/2017	Par	12.00%	04/18/2018	47,424	47,424	—
Jerome Bailey	8/19/2016	Par	13.00%	06/29/2017	59,640	59,640	59,640
Jerome Bailey	3/23/2017	Par	12.00%	03/23/2018	64,740	64,740	—
Jerome Bailey	4/3/2017	Par	12.00%	12/30/2017	—	39,659	—
Jerome Bailey	11/16/2017	Par	12.00%	02/03/2019	—	175,552	—
Total					$171,804	$487,015	$904,034

Joseph Greene	9/24/2014	Par	12.00%	04/15/2016	—	100,000	100,000
Total					$—	$100,000	$100,000

Joshua Bernstein	8/19/2016	Par	11.00%	02/05/2017	$—	$173,589	$173,589
Joshua Bernstein	8/19/2016	Par	12.00%	05/10/2017	—	120,000	120,000
Joshua Bernstein	2/3/2017	Par	12.00%	02/03/2018	100,000	100,000	—
Joshua Bernstein	2/3/2017	Par	13.00%	02/03/2018	100,000	100,000	—
Joshua Bernstein	8/19/2016	Par	13.00%	06/29/2017	59,640	59,640	59,640
Joshua Bernstein	10/13/2017	Par	12.00%	04/13/2019	400,000	400,000	—
Joshua Bernstein	5/23/2016	Par	12.00%	04/21/2017	—	—	107,120
Total					$659,640	$953,229	$460,349

147

Related Party	Participation Origination Date	Participation Purchase Price	Interest Rate	Maturity Date	Balance as of 6/30/2018	Balance as of 12/31/2017	Balance as of 12/31/2016
Paul Merritt	2/3/2017	Par	12.00%	02/03/2018	$106,832	$106,832	$—
Paul Merritt	8/21/2017	Par	12.00%	02/10/2019	—	168,896	—
Total					$106,832	$275,728	$—

Aggregate Total					$2,234,848	$4,864,152	$4,904,800
Consulting Arrangement
In lieu of receiving director fees for chairing committees or attending meetings of the boards of directors of the Company and the Bank or their committees, Stephen N. Ashman received a monthly retainer as compensation for his service as the Company’s non-executive Chairman of the Board and the Bank’s Lead Director that was referred to as a consulting “agreement,” “arrangement” or “fee” in the minutes of the boards without any intent to distinguish Mr. Ashman’s payments from being compensation for his services as a director, which fees exceeded $120,000 in fiscal 2016. On September 13, 2016, we renewed the consulting arrangement with Mr. Ashman for a term that ended December 31, 2018. This consulting arrangement initially provided for an annual consulting fee of $133,000 in 2017 and $140,000 in 2018, payable in monthly installments. We paid $88,667 and $127,339 in consulting fees to Mr. Ashman under this consulting services arrangement in 2017 and 2016, respectively. In anticipation of this offering, and to be consistent with the director independence requirements of the Nasdaq Global Market and the SEC, Mr. Ashman’s consulting services arrangement was terminated effective as of August 31, 2017. Commencing in September 2017, Mr. Ashman began receiving monthly retainers of $8,000 for his services as Lead Director of the Bank and $3,000 for his services as Chairman of the Company’s board of directors. Those retainers were increased to $8,333.33 per month and $3,333.33, respectively, for 2018.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. See “Underwriting—Directed Share Program.”

148

DESCRIPTION OF CAPITAL STOCK
The following descriptions include summaries of the material terms of our Articles and our Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Articles and our Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
We are incorporated in the state of Maryland. The rights of our shareholders are generally covered by Maryland law and our Articles and Bylaws (each as amended and restated and in effect as of the completion of this offering). The terms of our capital stock are therefore subject to Maryland law, including the Maryland General Corporation Law, or the MGCL, and the common and constitutional law of Maryland.
Our Articles authorize us to issue up to 49,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.
Stock Split
On August 15, 2018, we effected a four-for-one stock split of our common stock, whereby each share of our common stock was automatically divided into four shares of common stock. As a result of the stock split, each shareholder held the same percentage of common stock outstanding after the stock split as that shareholder held immediately prior to the stock split. There was no change to the par value of our common stock as a result of the stock split. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Common Stock
Shares Outstanding . As of June 30, 2018, 11,661,372 shares of our common stock were issued and outstanding and held by approximately 226 shareholders of record. As of June 30, 2018, we had 934,100 shares available for issuance in connection with share-based payment awards that may be granted under our 2017 Plan and 1,276,012 shares are subject to outstanding options.
Voting. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. The members of our board of directors are elected by a plurality of the votes cast. Our Articles expressly prohibit cumulative voting.
Dividends and Other Distributions. Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock.
The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies such as the Company. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. Our ability to pay dividends and make

149

other distributions to our shareholders depends in part upon the receipt of dividends from the Bank and is limited by federal law. The Bank is a legal entity separate and distinct from the Company. As a depository institution, the deposits of which are insured by the FDIC, the Bank’s primary federal regulator, the OCC, is authorized, and under certain circumstances is required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. The National Bank Act and OCC regulations generally allow a national bank to pay dividends on common stock only out of net income for the calendar year to date and retained earnings from the prior two calendar years. Additionally, the Federal Deposit Insurance Act, or FDIA, generally prohibits an insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. See “Supervision and Regulation—Dividends.”
Preemptive Rights. Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.
Restrictions on Ownership. The BHC Act generally permits a company to acquire control of the Company with the prior approval of the Federal Reserve Board. However, any such company is restricted to banking activities, other activities closely related to the banking business as determined by the Federal Reserve Board and, for some companies, certain other financial activities. The BHC Act defines control in general as ownership of 25% or more of any class of voting securities, the authority to appoint a majority of the board of directors or other exercise of a controlling influence. Federal Reserve Board regulations provide that ownership of 5% or less of a class of voting securities is not control. As a policy matter, if a company owns more than 7.5% of a class of voting securities, the Federal Reserve Board expects the company to consult with the agency and in some cases will require the company to enter into passivity or anti-association commitments. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as the Company following the offering, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.
Preferred Stock
Under our Articles, upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, holders of preferred stock adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.
We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

150

The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
Business Combinations under Capital Bancorp’s Articles and Maryland Law
Consideration of Business Combinations. Our Articles provide that when our board of directors evaluates any actual or proposed business combination, it shall consider the following factors: the effect of the business combination on the Company and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of the Company’s capital stock; the relation of the price offered to the current value of the Company in a freely negotiated transaction and in relation to our directors’ estimate of the future value of the Company and its subsidiaries as an independent entity or entities; tax consequences of the business combination to the Company and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, our board of directors may consider all or some of such factors as a whole and may or may not assign relative weights to any of them. The foregoing is not intended as a definitive list of factors to be considered by our board of directors in the discharge of its fiduciary responsibility to the Company and its shareholders, but rather to guide such consideration and to provide specific authority for the consideration by our board of directors of factors which are not purely economic in nature in light of the circumstances of the Company and its subsidiaries at the time of such proposed business combination.
Our Articles provide that no business combination will be valid unless first approved by the affirmative vote of not less than 66.67% of the shares of the capital stock of the Company entitled to vote on the business combination; provided, that if the business combination has been approved prior to the vote of shareholders by a majority of our board of directors, the affirmative vote of the holders of record of a majority of the shares of the capital stock of the Company entitled to vote on the business combination will be required to approve the business combination.
Amendment of the Articles. In general and except for increases or decreases to our authorized shares of common stock and any class of capital stock, which may be approved by our board of directors without shareholder approval, our Articles may be amended upon the vote of holders of two-thirds of the shares of the Company entitled to vote generally in an election of directors, voting together as a single class, which is the minimum vote required under Maryland law.
Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the MGCL, as in effect on the date hereof, imposes conditions and restrictions on certain “business combinations” (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation’s stock, or an interested shareholder. Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation’s board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation’s outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. As indicated above, our Articles provide that no business combination will

151

be valid unless first approved by the affirmative vote of not less than 66.67% of the shares of the capital stock of the Company entitled to vote on the business combination; provided, however, that if the business combination has been approved prior to the vote of shareholders by a majority of our board of directors, the affirmative vote of the holders of record of a majority of the shares of the capital stock of the Company entitled to vote on the business combination will be required to approve a business combination.
Control Share Acquisition Statute. Under the MGCL’s control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 33 1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s charter or bylaws permit the acquisition of such shares prior to the acquiring person’s acquisition thereof. Unless a corporation’s charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at “fair value” if the voting rights are not approved or if the acquiring person does not deliver a “control share acquisition statement” to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder’s meeting to consider authorizing voting rights for control shares subject to meeting disclosure obligations and payment of costs set out in the statute. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. Pursuant to the terms of our Bylaws, which were approved by our shareholders, we have opted out from the operation of the control share acquisition law. As such, the above described control share acquisition statute will not be applicable to us and will not apply to shares of stock acquired by a shareholder subsequent to the adoption of adoption of the bylaw provision that opts-out of control share acquisition law.
Certain Provisions Potentially Having an Anti-Takeover Effect
Our Articles and Bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our common stock, a proxy contest for control of Capital Bancorp, the assumption of control of Capital Bancorp by a holder of a large block of our common stock and the removal of our directors or management. These provisions:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

•
empower our board of directors, without shareholder approval, to amend our Articles to increase or decrease our authorized shares of common stock and any class of capital stock that we have the authority to issue;

•	divide our board of directors into three classes serving staggered three-year terms;

•	provide that directors may be removed from office for cause upon a majority shareholder vote and may only be removed from office without cause only upon a 66.67% shareholder vote;

•	eliminate cumulative voting in elections of directors;

•	permit our board of directors to alter, amend or repeal our Bylaws or to adopt new bylaws;

•	require the request of holders of at least a majority of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;

•
require shareholders that wish to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders to provide timely notice of their intent in writing; and

152

•
enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

Our Bylaws may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures for advance notice are not followed, or of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our shareholders.
Limitation of Liability and Indemnification of Officers and Directors
Our Articles provide that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director to the fullest extent provided by applicable Maryland law. A director may, however, be found liable for:

•	acts or omissions not in good faith;

•	acts or omissions that are the result of active and deliberate dishonesty;

•	any transaction from which the director receives an improper benefit; and

•	acts or omissions that the director has reasonable cause to believe are unlawful.
Our Articles also provide that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by applicable Maryland law from any expenses, liabilities or other matters. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC serves as our transfer agent and registrar.
Listing and Trading
We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “CBNK.”

153

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our common stock. Although we intend to apply to list our common stock on the Nasdaq Global Market, we cannot assure you that a significant public market for our common stock will develop or be sustained. Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.
Upon completion of this offering, we will have shares of common stock issued and outstanding ( shares if the underwriters exercise in full their option to purchase additional shares from us). Of these shares, the shares sold in this offering (or shares, if the underwriters exercise in full their option to purchase additional shares from us) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining outstanding shares (or outstanding shares, if the underwriters exercise in full their option to purchase additional shares from us) will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration is available.
Lock-Up Agreements
We, our executive officers and directors, the selling shareholders and certain other persons have entered into lock-up agreements under which we and they have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering without the prior written approval of the representatives on behalf of the underwriters. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the representatives. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.
Rule 144
All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon the completion of this offering, we expect that approximately % of our outstanding common stock ( % of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares from us) will be held by “affiliates” (assuming such affiliates do not purchase any shares in this offering and taking into account shares to be sold by the selling shareholders).
Under Rule 144, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately shares of our common stock immediately after this offering, assuming the underwriters do not elect to exercise their option to purchase additional shares from us, or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.
Rule 144 also provides that a person who is not deemed to be or to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability

154

of current public information regarding us. A person who is not deemed to be or to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Rule 701
Rule 701 under the Securities Act generally applies to stock options and restricted common stock granted by an issuer to its employees, directors, officers, consultants or advisors in connection with a compensatory stock or option plan or other written agreement before the issuer becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than our “affiliates,” as defined in Rule 144, without compliance with its current public information and minimum holding period requirement of Rule 144 and by “affiliates” under Rule 144 without compliance with its minimum holding period requirement.
Restricted Common Stock, Stock Options, and Shares Available for Issuance
As of June 30, 2018, (i) 38,000 shares of restricted common stock that have yet to vest were issued and outstanding, (ii) 1,276,012 shares of common stock were subject to issuance upon exercise of issued and outstanding stock options and (iii) 934,100 shares of common stock were available for issuance pursuant to awards granted under the 2017 Plan.
Registration Statement on Form S-8
Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering all of the shares of restricted common stock, all of the shares of our common stock subject to outstanding options and all of the shares of our common stock available for issuance pursuant to awards under the 2017 Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

155

SUPERVISION AND REGULATION
General
We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage, and fiduciary activities. They also impose capital adequacy requirements and conditions on a BHC’s ability to repurchase stock or to receive dividends from its subsidiary banks. We are subject to comprehensive examination and supervision by the Federal Reserve, and the Bank is subject to comprehensive examination and supervision by the OCC. We are required to file with the Federal Reserve quarterly and annual reports and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may conduct examinations of BHCs and their subsidiaries. The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund, or DIF. As a result of this deposit insurance function, the FDIC also has certain supervisory authority and powers over the Bank as well as all other FDIC insured institutions. The Company’s and the Bank’s regulators generally have broad discretion to impose restrictions and limitations on our operations. Bank regulation is intended to protect depositors and consumers and not shareholders. This supervisory framework could materially impact the conduct and profitability of our activities.
To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of the particular statutory and regulatory provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us, are difficult to ascertain. A change in applicable laws and regulations, or in the manner such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on our business, operations, and earnings.
Regulation of Capital Bancorp, Inc.
We are registered as a BHC under the BHC Act and are subject to regulation and supervision by the Federal Reserve. The BHC Act requires us to secure the prior approval of the Federal Reserve before we own or control, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any bank or thrift, or merge or consolidate with another bank or thrift holding company. Further, under the BHC Act, our activities and those of any nonbank subsidiary are limited to: (i) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto, and (ii) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition, and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices.
Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a BHC. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the BHC, and a rebuttable presumption arises if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either: (i) the BHC has registered securities under Section 12 of the Securities Act; or (ii) no other person owns a greater percentage of that class of voting securities immediately after the transaction. As a policy matter, the Federal Reserve expects a company that proposes to acquire more than 7.5% but less than 25% of a class of voting securities to consult with the agency. The Federal Reserve Board may require the company to enter into passivity and, if other companies are making similar investments, anti-association commitments.
The BHC Act was substantially amended by the Gramm-Leach-Bliley Act, or the GLBA, which, among other things, permits a “financial holding company” to engage in a broader range of non-banking activities, and to engage on less restrictive terms in certain activities than were previously permitted. These expanded activities include securities underwriting and dealing, insurance underwriting and sales, and merchant banking activities. To become a financial holding company, a BHC must certify that it and all depository institutions that it controls are both “well capitalized” and “well managed” (as defined by federal law), and that all subsidiary depository institutions have at least a

156

“satisfactory” CRA rating. At this time, we have not elected to become a financial holding company, nor do we expect to make such an election in the foreseeable future.
There are a number of restrictions imposed on us by law and regulatory policy that are designed to minimize potential loss to depositors and to the DIF in the event that a subsidiary depository institution should become insolvent. For example, federal law requires a BHC to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so in the absence of the rule. The Federal Reserve also has the authority under the BHC Act to require a BHC to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the BHC.
Any capital loan by a BHC to a subsidiary depository institution is subordinate in right of payment to deposits and certain other indebtedness of the institution. In addition, in the event of the BHC’s bankruptcy, any commitment made by the BHC to a federal banking regulatory agency to maintain the capital of its subsidiary depository institution(s) will be assumed by the bankruptcy trustee and entitled to a priority of payment.
The Federal Deposit Insurance Act, or FDIA, provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the institution’s holding company, with respect to any extensions of credit they have made to such insured depository institution.
Regulation of Capital Bank
The operations and investments of our Bank are subject to the supervision, examination, and reporting requirements of the National Bank Act and the regulations of the OCC as well as other federal banking statutes and regulations, including with respect to the level of reserves that our Bank must maintain against deposits, restrictions on the types, amount, and terms and conditions of loans it may originate, and limits on the types of other activities in which our Bank may engage and the investments that it may make. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Because our Bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations, and the FDIC has backup examination authority and some enforcement powers over our Bank. If, as a result of an examination of our Bank, the regulators should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank’s operations are unsatisfactory or that the Bank or our management is violating or has violated any law or regulation, various remedies are available to the regulators. Such remedies include the power to enjoin unsafe or unsound practices, require affirmative action to correct any conditions resulting from any violation or practice, issue an administrative order that can be judicially enforced, direct an increase in capital, to restrict growth, assess civil monetary penalties and remove officers and directors. The regulators also may request the FDIC to terminate the Bank’s deposit insurance.
Regulatory Relief Act
On May 24, 2018, President Trump signed into law the Regulatory Relief Act, which amends parts of the Dodd-Frank Act, as well as other laws that involve regulation of the financial industry. While the Regulatory Relief Act keeps in place fundamental aspects of the Dodd-Frank Act’s regulatory framework, it does change the regulatory framework for depository institutions with assets under $10 billion, such as the Bank, and for large depository institutions with assets over $50 billion. The legislation includes a number of provisions which are favorable to BHCs with total consolidated assets of less than $10 billion, such as the Company, and also makes changes to consumer mortgage and credit reporting regulations and to the authorities of the agencies that regulate the financial industry. A number of the provisions included in the Regulatory Relief Act require the federal banking agencies to either promulgate regulations or amend existing regulations, and it will likely take some time for these agencies to implement the necessary changes.

157

The following is a brief summary of select provisions of the Regulatory Relief Act which are not otherwise covered in other sections below.
Modified Process for Designating Systemically Important Financial Institutions. The Regulatory Relief Act changes which BHCs will be designated as “Systemically Important Financial Institutions” or SIFIs. Prior to passage of the Regulatory Relief Act, all BHCs with assets exceeding $50 billion were automatically designated as SIFIs and were subject to the enhanced prudential standards, or EPS of the Dodd-Frank Act, which required these BHCs to undergo special stress tests, develop resolution plans, and maintain certain levels of liquidity and financial capacity to absorb losses. The Regulatory Relief Act raised the $50 billion “SIFI threshold” to $250 billion, but staggered the application of this change for certain institutions, based on the size of the BHC. Upon enactment, BHCs with total consolidated assets of less than $100 billion are no longer subject to the EPS of the Dodd-Frank Act. BHCs with total consolidated assets of more than $100 billion but less than $250 billion will no longer be subject to such requirements, beginning 18 months after the date of enactment. During the 18-month transition period, the Federal Reserve may exempt a BHC from any EPS requirement, and the Federal Reserve is also provided with discretionary authority to apply any EPS to a BHC within this asset category, subject to it following specified procedural requirements. BHCs with more than $250 billion in consolidated assets, as well as any domestic BHC that has been identified as a “global systemically important” BHC, remain fully subject to EPS. Because the Regulatory Relief Act does not amend the regulations that the federal banking agencies have promulgated to implement the EPS, it will likely take some time for these agencies to amend their regulations to account for the new thresholds included in the Regulatory Relief Act.
Many of the changes in the Regulatory Relief Act amend provisions of Dodd-Frank Act that apply at the BHC level, but not to subsidiary national banks or other insured depository institutions. The Office of the Comptroller of the Currency, or the OCC, and the FDIC have adopted their own counterparts to some EPS for the bank subsidiaries that they regulate, including recovery and resolution planning. The OCC and the FDIC will need to address whether they intend to take similar measures under their regulations and guidance to align asset thresholds with what is reflected in the Regulatory Relief Act.
Provisions that are Favorable to Community Banks. There are a number of provisions in the Regulatory Relief Act that will have a favorable impact on community banks such as the Bank. These are briefly referenced below.
Elimination of Company-Run Stress Tests. The Regulatory Relief Act exempts all banking organizations-including not only BHCs, but also depository institutions and savings and loan holding companies, or SLHCs, with less than $250 billion in total consolidated assets from the current requirement to conduct company-run stress tests. Banking organizations with $250 billion or more in total consolidated assets are still required to conduct company-run stress tests on a periodic basis but are no longer be required to do so on a semi-annual or annual basis.
Increase in Small BHC Policy Threshold. The threshold for qualifying for the Federal Reserve’s “Small BHC Policy Statement”, or the Policy, is increased by the Regulatory Relief Act from $1 billion to $3 billion, provided the small BHC or SLHC is not engaged in significant non-banking activities, is not engaged in significant off-balance sheet activities and does not have a material amount of debt or equity registered with the SEC. The Federal Reserve retains the authority to exclude any BHC or SLHC from the Policy if such action is warranted for supervisory purposes. The Policy allows covered holding companies to operate with higher levels of debt than would normally be permitted. Also, holding companies that are subject to the Policy are exempt from the Federal Reserve’s consolidated risk-based and leverage capital rules and have less extensive regulatory reporting requirements than larger organizations. Specifically, they file semi-annual rather than quarterly reports. Companies that are subject to the Policy are not to pay dividends if their debt-to-equity ratio exceeds 1:1. In addition, the Federal Reserve expects that holding companies will retire all debt within 25 years and reduce debt to 30 percent or less of equity within 12 years of incurring the debt. The foregoing requirements are intended to ensure that the higher leverage the Policy allows does not pose an undue burden on subsidiary depository institutions. Finally, the Policy directs that each depository institution subsidiary of a covered holding company remain well-capitalized.
Increase in Asset Threshold for Requirement to Establish a Risk Committee. The Regulatory Relief Act raises the asset threshold for the requirement that a publicly-traded BHC establish a risk committee from $10 billion to $50 billion or more in total consolidated assets.

158

Increase in Asset Threshold for Qualifying for an 18-Month Examination Cycle. The Regulatory Relief Act increases the asset threshold for institutions qualifying for an 18-month on-site examination cycle from $1 billion to $3 billion in total consolidated assets.
Short Form Call Reports. The Regulatory Relief Act requires the federal banking agencies to promulgate regulations allowing an insured depository institution with less than $5 billion in total consolidated assets (and that satisfies such other criteria as determined to be appropriate by the agencies) to submit a short-form call report for its first and third quarters of a calendar year.
Consumer Protection Enhancements. The Regulatory Relief Act includes various provisions to address consumer protection challenges facing the credit reporting industry and borrowers in certain credit markets, specifically markets including active duty service members, veterans, and student loan borrowers. The Regulatory Relief Act subjects credit reporting agencies to additional requirements, including requirements to generally provide fraud alerts for consumer files for at least one year and to allow consumers to place security freezes on their credit reports.
The Regulatory Relief Act also allows consumers to request that information related to a default on a qualified private student loan be removed from a credit report if the borrower satisfies the requirements of a loan rehabilitation program offered by a private lender. The Regulatory Relief Act prohibits lenders from declaring automatic default in the case of death or bankruptcy of the co-signer of a student loan and requires lenders to release cosigners from obligations related to a student loan in the event of the death of the student borrower. In addition, credit reporting agencies will be required to exclude certain medical debt from veterans’ credit reports.
Transactions with Affiliates and Insiders
We are subject to federal laws, such as Sections 23A and 23B of the Federal Reserve Act, or FRA, that limit the size and number of the transactions that depository institutions may engage in with their affiliates. Under these provisions, transactions (such as loans or investments) by a bank with nonbank affiliates are generally limited to 10% of the bank’s capital and surplus for all covered transactions with any one affiliate, and 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit to affiliates, with limited exceptions, must be secured by eligible collateral in specified amounts. Banks are also prohibited from purchasing any “low quality” assets from an affiliate. The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under Section 23A and 23B of the FRA, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations are expanded through the strengthening of restrictions on loans to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. The Federal Reserve has promulgated Regulation W, which codifies prior interpretations under Sections 23A and 23B of the FRA and provides interpretive guidance with respect to affiliate transactions. Affiliates of a bank include, among other entities, a bank’s BHC and companies that are under common control with the bank. We are considered to be an affiliate of the Bank.
We are also subject to restrictions on extensions of credit to our executive officers, directors, stockholders who own more than 10% of our common stock, and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to such persons and certain affiliated entities of any of the foregoing may not exceed, together with all other outstanding loans to such person and affiliated entities, the institution’s loans-to-one-borrower limit. Federal regulations also prohibit loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, stockholders who own more than 10% of an institution, and their respective affiliates, unless such loans are approved in advance by a majority of the board of directors of the institution. Any “interested” director may not participate in the vote. The proscribed loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, is the greater of $25,000 or 5% of capital and surplus up to $500,000. Furthermore, we are prohibited from engaging in asset purchases or sales transactions with our officers, directors, or principal stockholders unless the transaction is on market terms and, if the transaction represents greater

159

than 10% of the capital and surplus of the Bank, a majority of the Bank’s disinterested directors has approved the transaction.
Indemnification payments to any director, officer or employee of either a bank or a BHC are subject to certain constraints imposed by the FDIC.
Incentive Compensation
Federal banking agencies have issued guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. In accordance with the Dodd-Frank Act, the federal banking agencies prohibit incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions (generally institutions that have over $1 billion in assets) and are deemed to be excessive, or that may lead to material losses.
The Federal Reserve will review, as part of its standard, risk-focused examination process, the incentive compensation arrangements of banking organizations (such as the Company) that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.
The scope and content of the U.S. banking regulators’ policies on executive compensation may continue to evolve in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the Company’s ability to hire, retain and motivate its key employees.
Deposit Insurance
Our deposits are insured up to applicable limits by the DIF of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Deposit insurance is mandatory. We are required to pay assessments to the FDIC on a quarterly basis. The assessment amount is the product of multiplying the assessment base by the assessment amount.
The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution’s average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the assessment rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.
The FDIC’s methodology for setting assessments for individual banks has changed over time, although the broad policy is that lower-risk institutions should pay lower assessments than higher-risk institutions. The FDIC now uses a methodology, known as the “financial ratios method,” that began to apply on July 1, 2016, in order to meet requirements of the Dodd-Frank Act. The statute established a minimum designated reserve ratio, or the DRR, for the DIF of 1.35% of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35%. The financial ratios took effect when the DRR exceeded 1.15%. The FDIC declared that the DIF reserve ratio

160

exceeded 1.15% by the end of the second quarter of 2016. Accordingly, beginning July 1, 2016, the FDIC began to use the financial ratios method. This methodology assigns a specific assessment rate to each institution based on the institution’s leverage capital, supervisory ratings, and information from the institution’s call report. Under this methodology, the assessment rate schedules used to determine assessments due from insured depository institutions become progressively lower when the reserve ratio in the DIF exceeds 2% and 2.5%.
In addition to the assessment for deposit insurance, insured depository institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and, for the second quarter in calendar year 2018, equaled .32 basis points on assessable deposits.
The Dodd-Frank Act also raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.
The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. We cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.
Dividends
Capital Bancorp, Inc. is a legal entity separate and distinct from Capital Bank. Our ability to pay dividends and make other distributions depends in part upon the receipt of dividends from the Bank and is limited by federal and state law. The specific limits depend upon a number of factors, including the bank’s recent earnings, recent dividends, level of capital, and regulatory status. The regulators are authorized, and under certain circumstances are required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. For example, the FDIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. Failure to satisfy the capital conservation buffer requirement may also result in limits on our ability to pay dividends. See “—Capital Adequacy Guidelines.”
A national bank generally may not withdraw, either in the form of a dividend or otherwise, any portion of its permanent capital and may not declare a dividend in excess of its retained net profits. Further, dividends that may be paid by a national bank without the express approval of the OCC are limited to an amount equal to the bank’s retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income, less dividends declared during the period. Dividend payments by the Bank in the future will require the generation of net income and could require regulatory approval if any proposed dividends are in excess of prescribed guidelines.
The ability of a BHC to pay dividends and make distributions can also be limited by other laws or regulations. The Federal Reserve, which has authority to prohibit a BHC from paying dividends or making other distributions, has issued a Supervisory Letter stating that a BHC should not pay cash dividends unless its net income available to common shareowners has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the BHC’s capital needs, asset quality, and overall financial condition. Accordingly, a BHC should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the BHC’s financial health, such as by borrowing. The Dodd-Frank Act, Basel III (described below), and their respective implementing regulations impose additional restrictions on the ability of banking institutions to pay dividends.
Capital Adequacy Guidelines
In December 2010, the Basel Committee on Banking Supervision released its final framework for strengthening international capital and liquidity regulation, or Basel III. Basel III requires banks to maintain a higher level of capital than previously required, with a greater emphasis on common equity. The Dodd-Frank Act imposed generally applicable

161

capital requirements with respect to BHCs and their bank subsidiaries and mandated that the federal banking regulatory agencies adopt rules and regulations to implement the Basel III requirements.
Among other things, the Dodd-Frank Act requires the Federal Reserve to apply consolidated capital requirements to a BHC that are no less stringent than those currently applied to depository institutions. In July 2013, the federal banking agencies adopted a final rule, or the Basel III Final Rule, implementing these standards. Under the Basel III Final Rule, trust preferred securities are excluded from Tier I capital unless such securities were issued prior to May 19, 2010 by a BHC with less than $15 billion in assets, subject to certain limits. The Dodd-Frank Act additionally provides for countercyclical capital requirements so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Under the Basel III Final Rule, which implements this concept, banks must maintain a capital conservation buffer consisting of additional common equity Tier 1 capital equal to 2.5% of risk-weighted assets above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying certain discretionary bonuses. This new capital conservation buffer requirement began to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by this amount each year until fully implemented at 2.5% in January 2019. As of January 1, 2018, the capital conservation buffer had phased in to 1.875%.
For purposes of calculating risk-weighted assets, the federal banking agencies have promulgated risk-based capital guidelines designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposures, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.
In addition, certain off-balance sheet items are assigned certain credit conversion factors to convert them to asset-equivalent amounts to which an appropriate risk-weighting will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category. Exceptions include municipal or state revenue bonds, which have a 50% risk weighting, and direct obligations of the United States Treasury or obligations backed by the full faith and credit of the United States government, which have a 0% risk weighting. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% risk weighting. Short-term commercial letters of credit have a 20% risk weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.
Revised minimum capital standards for banks of our size took effect on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for certain of the changes.
Under the Basel III Final Rule, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. The required ratio of “Tier 1 Capital” (consisting generally of stockholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets) to risk-weighted assets rose to 6% from the earlier 4%. While there was previously no required ratio of “Common Equity Tier 1 Capital,” or CET1 (which generally consists of common stock, retained earnings, certain qualifying capital instruments issued by consolidated subsidiaries, and Accumulated Other Comprehensive Income, subject to certain adjustments) to risk-weighted assets, a required minimum ratio of 4.5% became effective on January 1, 2015 as well. The remainder of total capital, or Tier 2 Capital, may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) preferred stock not qualifying as Tier 1 Capital, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) certain subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total Capital is the sum of Tier 1 Capital and Tier 2 Capital (which is included only to the extent of Tier 1 Capital), less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the appropriate regulator.

162

During 2018, banking organizations, including the Company and the Bank, are required to maintain a CET1 capital ratio of at least 6.375%, a Tier 1 capital ratio of at least 7.875%, and a total capital ratio of at least 9.875% to avoid limitations on capital distributions and certain discretionary incentive compensation payments. When the requirements are fully phased-in on January 1, 2019, including the 2.5% capital conservation buffer, the Company and the Bank will be required to meet a minimum Tier 1 leverage ratio of 4.0%, a minimum CET1 to risk-weighted assets ratio of 7%, a Tier 1 capital to risk-weighted assets ratio of 8.5% and a minimum total capital to risk-weighted assets ratio of 10.5%.
The Basel III Final Rule also established minimum leverage ratio requirements for banking organizations, calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets. Prior to the effective date of the Basel III Final Rule, banks and BHCs meeting certain specified criteria, including having the highest regulatory rating and not experiencing significant growth or expansion, were permitted to maintain a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3%. Other banks and BHCs generally were required to maintain a minimum leverage ratio between 4% and 5%. Under the Basel III Final Rule, as of January 1, 2015, the required minimum leverage ratio for all banks is 4%. As discussed under “-Prompt Corrective Action,” depository institutions and depository holding companies with less than $10 billion in total consolidated assets, such as the Company and the Bank, will be deemed to satisfy both the leverage and risk-based capital requirements, provided they satisfy a new “Community Bank Leverage Ratio” required to be promulgated by the federal banking agencies.
As an additional means of identifying problems in the financial management of depository institutions, the federal banking regulatory agencies have established certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure, and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.
The requirements of the Dodd-Frank Act are still in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. In addition, the Regulatory Relief Act modifies a number of provisions in the Dodd-Frank Act, but are subject to implementing regulations. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act and the Regulatory Relief Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. On August 25, 2017, the federal banking agencies proposed an extension of the transition period for application of the Basel III-based capital rules to certain investments. If the proposed extension of the transition period is finalized substantially as proposed in August 2017, the capital treatment proposed therein would remain effective until such time as the changes proposed in the new rule proposal would be finalized and effective. On September 27, 2017, the federal banking agencies proposed a rule intended to reduce the regulatory compliance burden, particularly on community banking organizations, by simplifying several requirements in the Basel III-based capital rules. Specifically, the proposed rule simplifies the capital treatment for certain acquisition, development, and construction loans, mortgage servicing assets, certain deferred tax assets, investments in the capital instruments of unconsolidated financial institutions, and minority interest. The Regulatory Relief Act addressed the capital treatment of certain acquisition, development and construction loans. See “—Commercial Real Estate Concentration Guidelines.”
In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms, which standards are commonly referred to as Basel IV. Among other things, these standards revise the Basel Committee’s standardized approach for credit risk (including the recalibration of the risk weights and the introduction of new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Bank. The impact of Basel IV on us will depend on the manner in which it is implemented by the federal bank regulators.
Commercial Real Estate Concentration Guidelines
In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate, or

163

CRE, loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled “Statement on Prudent Risk Management for Commercial Real Estate Lending.” Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total non-owner-occupied CRE (including construction) loans representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.
Currently, loans categorized as “high-volatility commercial real estate,” or HVCRE, loans are required to be assigned a 150% risk weight, and require additional capital support. HVCRE loans are defined to include any credit facility that finances or has financed the acquisition, development or construction of real property, unless it finances: 1-4 family residential properties; certain community development investments; agricultural land used or usable for, and whose value is based on, agricultural use; or commercial real estate projects in which (i) the loan to value is less than the applicable maximum supervisory loan to value ratio established by the bank regulatory agencies, (ii) the borrower has contributed cash or unencumbered readily marketable assets, or has paid development expenses out of pocket, equal to at least 15% of the appraised “as completed” value, (iii) the borrower contributes its 15% before the bank advances any funds and (iv) the capital contributed by the borrower, and any funds internally generated by the project, are contractually required to remain in the project until the facility is converted to permanent financing, sold or paid in full.
The Regulatory Relief Act prohibits federal banking agencies from assigning heightened risk weights to HVCRE exposures, unless the exposures are classified as HVCRE acquisition, development and construction loans. The Federal banking agencies issued a proposal in September 2017 to simplify the treatment of HVCRE and to create a new category of commercial real estate loans called “high-volatility acquisition, development or construction,” or HVADC, loans, with a lower risk weight of 130%. A significant difference between the Regulatory Relief Act and the agencies’ HVADC proposal arises from the Regulatory Relief Act’s preservation of the exemption for projects where the borrower has contributed at least 15% of the real property’s appraised “as completed” value.
At June 30, 2018, the Bank’s construction to total capital ratio was 142.9% , its total non-owner occupied commercial real estate (including construction) to total capital ratio was 333.0% and therefore exceeded the 100% and 300% regulatory guideline thresholds set forth in clauses (iii) and (iv) above. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines.
Prompt Corrective Action
In addition to the required minimum capital levels described above, federal law establishes a system of “prompt corrective actions” that federal banking agencies are required to take, and certain actions that they have discretion to take, based upon the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution which is not adequately capitalized. Under the prompt corrective action rules, an institution is deemed “well capitalized” if its leverage ratio, Common Equity Tier 1 ratio, Tier 1 Capital ratio, and Total Capital ratio meet or exceed 5%, 6.5%, 8%, and 10%, respectively. An institution is deemed to be “adequately capitalized” or better if its leverage, Common Equity Tier 1, Tier 1, and Total Capital ratios meet or exceed the minimum federal regulatory capital requirements set forth in the Basel III Final Rule. An institution is “undercapitalized” if it fails to meet the minimum capital requirements. An institution is “significantly undercapitalized” if any one of its leverage, Common Equity Tier 1, Tier 1, and Total Capital ratios falls below 3%, 3%, 4%, and 6%, respectively, and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.
The Regulatory Relief Act requires the federal banking agencies to promulgate a rule establishing a new “Community Bank Leverage Ratio,” or CBLR, of 8% to 10% for depository institutions and depository institution holding companies, including banks and BHCs, with less than $10 billion in total consolidated assets, such as the Company and the Bank. If such a depository institution or holding company maintains tangible equity in excess of this leverage ratio, it would be deemed in compliance with (1) the leverage and risk-based capital requirements

164

promulgated by the federal banking agencies; (2) in the case of a depository institution, the capital ratio requirements to be considered “well capitalized” under the federal banking agencies’ “prompt corrective action” regime; and (3) any other capital or leverage requirements to which the depository institution or holding company is subject, in each case, unless the appropriate federal banking agency determines otherwise based on the particular institution’s risk profile. The Regulatory Relief Act defines the CBLR differently from the leverage ratio used in determining a bank’s prompt corrective action status.
The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions, including a prohibition on payment of dividends and a limitation on asset growth and expansion in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain “management fees” to any “controlling person.” Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including increased reporting burdens and regulatory monitoring; limitations on the institution’s ability to make acquisitions, open new branch offices or engage in new lines of business; obligations to raise additional capital; restrictions on transactions with affiliates; and restrictions on interest rates paid by the institution on deposits. In certain cases, banking regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed to be “critically undercapitalized” and continues in that category for 90 days, the statute requires, with certain narrowly limited exceptions, that the institution be placed in receivership.
An insured depository institution’s capital levels may have consequences outside the prompt corrective action regime. For example, only well-capitalized institutions may accept brokered deposits without restrictions on rates, while adequately capitalized institutions must seek a waiver from the FDIC to accept such deposits and are subject to rate restrictions. Well-capitalized institutions may be eligible for expedited treatment of certain applications, an advantage not available to other institutions.
As noted above, Basel III integrates the new capital requirements into the prompt corrective action category definitions. The following capital requirements have applied to the Company since January 1, 2015.

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 (CET1) Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well Capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	n/a	n/a
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	n/a	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	n/a	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2%	n/a
As of June 30, 2018, the Bank was well capitalized according to the guidelines generally discussed above. As of June 30, 2018, the Company had a consolidated ratio of 12.0% of total capital to risk-weighted assets, a consolidated ratio of 10.8% of Tier 1 capital to risk-weighted assets, a consolidated ratio of 10.5% of common equity Tier 1 capital, and a leverage ratio of 8.7% , and the Bank had a ratio of 12.3% of total capital to risk-weighted assets, a ratio of 11.1% of common equity Tier 1 capital, a ratio of 11.1% of Tier 1 capital to risk-weighted assets and a leverage ratio of 8.9% .
Safety and Soundness Standards
The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting, (iv) asset growth, (v) earnings and (vi) compensation, fees and benefits.

165

In addition, the federal banking agencies have adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should (i) conduct periodic asset quality reviews to identify problem assets, (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses, (iii) compare problem asset totals to capital, (iv) take appropriate corrective action to resolve problem assets, (v) consider the size and potential risks of material asset concentrations and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.
Community Reinvestment Act
The CRA requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and the CRA into account when regulating and supervising other activities and when reviewing applications for various purposes, including bank mergers and the establishment of new branch offices. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “unsatisfactory.” An institution’s record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in connection with any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into non-banking activities. Our Bank received a “satisfactory” rating in its most recent CRA evaluation.
Anti-Terrorism, Money Laundering Legislation and OFAC
The Bank is subject to the Bank Secrecy Act and USA Patriot Act. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components, (ii) establishment of a “know your customer” program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by a bureau within the Treasury Department , the Financial Crimes Enforcement Network, but compliance by individual institutions is overseen by its primary federal regulator.
The Bank has established appropriate anti-money laundering and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the Bank Secrecy Act. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.
The Treasury Department’s Office of Foreign Assets Control, or OFAC, is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or the Bank must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities.

166

Data Privacy and Cybersecurity
The GLBA and the implementing regulations issued by federal regulatory agencies require financial institutions (including banks, insurance agencies, and broker/dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLBA established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.
Recent cyber-attacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution also should have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.
The Bureau of Consumer Financial Protection
The Dodd-Frank Act created the BCFP, which is an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, non-banks and others involved in extending credit to consumers. The BCFP has authority through rulemaking, orders, policy statements, guidance, and enforcement actions to administer and enforce federal consumer financial laws, to oversee several entities and market segments not previously under the supervision of a federal regulator, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive, or abusive. The federal consumer financial laws and all of the functions and responsibilities associated with them, many of which were previously enforced by other federal regulatory agencies, were transferred to the BCFP on July 21, 2011. While the BCFP has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the BCFP if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.
Mortgage Loan Origination
The Dodd-Frank Act authorizes the BCFP to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act and the implementing final rule adopted by the BCFP, or the ATR/QM Rule, which became effective on January 10, 2014, a financial institution may not make a residential mortgage loan to a consumer unless it first makes a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. In addition, the ATR/QM Rule limits prepayment penalties and permits borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage,” as defined by the BCFP. For this purpose, the ATR/QM Rule defines a “qualified mortgage” to include a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership, and loans eligible for insurance or guarantee by the Federal Housing Administration, the Veterans Administration or the United States Department of Agriculture. Additionally, a qualified mortgage may not (i) contain excess upfront points and fees, (ii) have a term greater than 30 years or (iii) include interest only or negative amortization payments. The ATR/QM Rule specifies the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments.

167

The Regulatory Relief Act provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the “ability to repay” requirement. In order to qualify, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.
The Regulatory Relief Act directs federal banking agencies to issue regulations exempting certain insured depository institutions and insured credit unions with assets of $10 billion or less from the requirement to establish escrow accounts in connection with certain residential mortgage loans.
Insured depository institutions and insured credit unions that originated fewer than 500 closed-end mortgage loans or 500 open-end lines of credit in each of the two preceding years are exempt from a subset of disclosure requirements (recently imposed by the BCFP) under the Home Mortgage Disclosure Act, or HMDA, provided they have received certain minimum CRA ratings in their most recent examinations.
The Regulatory Relief Act also directs the Comptroller of the Currency to conduct a study assessing the effect of the exemption described above on the amount of HMDA data available at the national and local level.
In addition, Section 941 of the Dodd-Frank Act amended the Exchange Act to require sponsors of asset-backed securities, or ABS, to retain at least 5% of the credit risk of the assets underlying the securities and generally prohibits sponsors from transferring or hedging that credit risk. In October 2014, the federal banking regulatory agencies adopted a final rule to implement this requirement, or the Risk Retention Rule. Among other things, the Risk Retention Rule requires a securitizer to retain not less than 5% of the credit risk of any asset that the securitizer, through the issuance of an ABS, transfers, sells, or conveys to a third party; and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain. In certain situations, the final rule allows securitizers to allocate a portion of the risk retention requirement to the originator(s) of the securitized assets, if an originator contributes at least 20% of the assets in the securitization. The Risk Retention Rule also provides an exemption to the risk retention requirements for an ABS collateralized exclusively by Qualified Residential Mortgages, or QRMs, and ties the definition of a QRM to the definition of a “qualified mortgage” established by the BCFP for purposes of evaluating a consumer’s ability to repay a mortgage loan. The federal banking agencies have agreed to review the definition of QRMs in 2019, following the BCFP’s own review of its “qualified mortgage” regulation. For purposes of residential mortgage securitizations, the Risk Retention Rule took effect on December 24, 2015. For all other securitizations, the rule took effect on December 24, 2016.
The Volcker Rule
In December 2013, five federal financial regulatory agencies, including the Federal Reserve, adopted final rules implementing the so-called “Volcker Rule” embodied in Section 13 of the BHC Act, which was added by the Dodd-Frank Act. In general, the Volcker Rule prohibits banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in, and relationships with, hedge funds or private equity funds, or covered funds. The Volcker Rule is intended to provide greater clarity with respect to both the extent of those primary prohibitions and the related exemptions and exclusions.
The Regulatory Relief Act creates an exemption from prohibitions on propriety trading, and relationships with certain investment funds for banking entities with (i) less than $10 billion in total consolidated assets, and (ii) trading assets and trading liabilities of less than 5% of its total consolidated assets. Currently, all banks are subject to these prohibitions pursuant to the Dodd-Frank Act. Any insured depository institution that is controlled by a company that itself exceeds these $10 billion and 5% thresholds would not qualify for the exemption. While the Company would be exempt from the prohibition on proprietary trading pursuant to the Regulatory Relief Act, the Company currently does not have any ownership interest in, or relationships with, hedge funds or private equity funds, or covered funds, or engage in any activities that would have previously subjected it to the Volcker Rule.

168

Other Provisions of the Dodd-Frank Act
The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. In addition to the reforms previously mentioned, the Dodd-Frank Act also:

•
requires BHCs and banks to be both well capitalized and well managed in order to acquire banks located outside their home state and requires any BHC electing to be treated as a financial holding company to be both well managed and well capitalized;

•
eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

•	repeals Regulation Q, the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
A significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized. Given the uncertainty associated with both the manner in which the provisions of the Dodd-Frank Act will be implemented and the changes required by the Regulatory Relief Act, the full impact of new regulations and guidance on financial institutions’ operations is unclear.
Federal Home Loan Bank Membership
The Bank is a member of the FHLB. Each member of the FHLB is required to maintain a minimum investment in the Class B stock of the FHLB. The Board of Directors of the FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLB depends entirely upon the occurrence of a future event, we are unable to determine the extent of future required potential payments to the FHLB at this time. Additionally, in the event that a member financial institution fails, the right of the FHLB to seek repayment of funds loaned to that institution will take priority (a super lien) over the rights of all other creditors.
The Tax Act
In December 2017, the Tax Act was signed into law. The Tax Act includes a number of provisions that impact us, including the following:

•
Tax Rate. The Tax Act replaces the graduated corporate tax rates applicable under prior law, which imposed a maximum tax rate of 35%, with a reduced 21% flat tax rate. Although the reduced tax rate generally should be favorable to us by resulting in increased earnings and capital, it will decrease the value of our existing deferred tax assets. GAAP requires that the impact of the provisions of the Tax Act be accounted for in the period of enactment. As a result, we recorded net income tax expense of $1.4 million related to this revaluation. Of this amount, $40 thousand of expense was attributable to our net deferred tax asset for unrealized losses on available for sale securities and cash flow hedge. In addition to adjusting the deferred tax asset for this item, we recorded an adjustment to accumulated other comprehensive income with a transfer to retained earnings.

•
Employee Compensation. A “publicly held corporation” is not permitted to deduct compensation in excess of $1 million per year paid to certain employees. The Tax Act eliminates certain exceptions to the $1 million limit applicable under prior to law related to performance-based compensation, such as equity grants and cash bonuses that are paid only on the attainment of performance goals.

169

•
Business Asset Expensing. The Tax Act allows taxpayers immediately to expense the entire cost (instead of only 50%, as under prior law) of certain depreciable tangible property and real property improvements acquired and placed in service after September 27, 2017 and before January 1, 2023 (with an additional year for certain property). This 100% “bonus” depreciation is phased out proportionately for property placed in service on or after January 1, 2023 and before January 1, 2027 (with an additional year for certain property).

•
Interest Expense. The Tax Act limits a taxpayer’s annual deduction of business interest expense to the sum of (i) business interest income and (ii) 30% of “adjusted taxable income,” defined as a business’s taxable income without taking into account business interest income or expense, net operating losses, and, for 2018 through 2021, depreciation, amortization and depletion.

Other Laws and Regulations
Our operations are subject to several additional laws, some of which are specific to banking and others of which are applicable to commercial operations generally. For example, with respect to our lending practices, we are subject to the following laws and regulations, among several others:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•
HMDA, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

•
Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies;

•
Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows in connection with loans secured by one-to-four family residential properties;

•	Rules and regulations established by the National Flood Insurance Program; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
Our deposit operations are subject to federal laws applicable to depository accounts, including:

•
Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

•
Electronic Funds Transfer Act and Regulation E of the Federal Reserve, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

170

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
We are also subject to a variety of laws and regulations that are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating our own property, we are subject to regulations and potential liabilities under state and federal environmental laws. In addition, we must comply with privacy and data security laws and regulations at both the federal and state level.
We are heavily regulated by regulatory agencies at the federal and state levels. Like most of our competitors, we have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us, as well as for the financial services industry in general.
Enforcement Powers
The federal regulatory agencies have substantial penalties available to use against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants, and others who participate in the conduct of the financial institution’s affairs. An institution can be subject to an enforcement action due to the failure to timely file required reports, the filing of false or misleading information, or the submission of inaccurate reports, or engaging in other unsafe or unsound banking practices. Civil penalties may be as high as $1,924,589 per day for violations.
The Financial Institution Reform Recovery and Enforcement Act provided regulators with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties and to terminate an institution’s deposit insurance. It also expanded the power of banking regulatory agencies to issue regulatory orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification, or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, BHCs, and their respective subsidiaries by the appropriate regulatory agency.
Future Legislation and Regulation
Regulators have increased their focus on the regulation of the financial services industry in recent years, leading in many cases to greater uncertainty and compliance costs for regulated entities. Proposals that could substantially intensify the regulation of the financial services industry have been and may be expected to continue to be introduced in the United States Congress, in state legislatures, and by applicable regulatory authorities. These proposals may change banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of these proposals will be enacted and, if enacted, the effect that these proposals, or any implementing regulations, would have on our business, results of operations, or financial condition. See “Risk Factors —Risks Related to the Regulation of Our Industry Legislative and regulatory actions taken now or in the future may increase our costs and impact our business governance structure, financial condition or results of operations.”

171

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock relevant to “Non-U.S. Holders,” as defined below, who acquire our common stock in this offering and hold it as a capital asset. This summary is based on the provisions of the Internal Revenue Code and applicable Treasury Regulations thereunder, judicial rulings, administrative pronouncements and decisions as of the date of this prospectus, all of which are subject to change or may be subject to differing interpretations at any time with possible retroactive effect. We have not sought and do not plan to seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.
This summary is for general information purposes and does not address all U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Internal Revenue Code);

•
persons in special situations, such as those that have elected to mark securities to market or that hold our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	investment funds, brokers, dealers or traders in securities;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code; and

•
tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
This summary is limited to Non-U.S. Holders who will hold our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not discuss any tax considerations other than U.S. federal income tax and certain U.S. federal estate tax considerations. Each potential Non-U.S. Holder should consult its own tax advisor regarding the application of U.S. federal income and estate tax laws and the consequences of

172

state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.
Non-U.S. Holder Defined
For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation (or other entity taxable as a foreign corporation);

•	a foreign estate, the income of which is not subject to U.S. federal income taxation regardless of its source; or

•
a trust that does not have in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person and either (i) no court within the United States is able to exercise primary supervision over the trust’s administration or (ii) no U.S. persons have the authority to control all substantial decisions of that trust.

Distributions
As discussed above, we do not currently expect to pay dividends. If we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock, any such distribution generally will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first constitute a tax-free return of the Non-U.S. Holder’s investment, on a share-by-share basis, that is applied against and reduces, but not below zero, such Non-U.S. Holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain realized from the sale or exchange of our common stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts” and the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. In order to receive a reduced treaty withholding tax rate and to avoid backup withholding, as described below, a Non-U.S. Holder must furnish a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) prior to the payment of the dividend certifying under penalties of perjury that the Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty. A Non-U.S. Holder that holds our common stock through a financial institution or other agent will be required to provide appropriate documentation to the financial institution or other agent, which then will be required to provide certification to us or our paying agent either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced income tax treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying under penalties of perjury that the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the United States).

173

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock (including a redemption treated as a sale or exchange rather than a distribution for United States federal income tax purposes) unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period for our common stock (the “relevant period”) and the Non-U.S. Holder (i) disposes of our common stock during a calendar year when our common stock is not regularly traded on an established securities market or (ii) owned (directly, indirectly, and constructively) more than 5% of our common stock at any time during the relevant period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder timely files a U.S. federal income tax return with respect to such losses.
Gain from a disposition of our common stock described in the third bullet point above will be subject to tax generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply. We believe we currently are not, and we do not anticipate becoming, a USRPHC; however, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends and the payment of the proceeds from the sale of shares or our common stock effected at a U.S. office of a broker on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN,

174

W-8BEN-E or W-8ECI, other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations, or otherwise establishes an exemption.
However, we are required to file information returns with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of dividends on our common stock, or gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019 to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
U.S. Federal Estate Tax
The estate of a nonresident alien individual decedent is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent at the time of the decedent’s death, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. An estate tax credit is available to reduce the net tax liability of a nonresident alien’s estate, but the estate tax credit for a nonresident alien is generally much smaller than the applicable credit for computing the estate tax of a U.S. resident. Nonresident aliens should consult their personal tax advisors regarding the U.S. federal estate tax consequences of owning our common stock.
THIS DISCUSSION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, TAX ADVICE. NON-U.S. HOLDER’S SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

175

UNDERWRITING
We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders, and Keefe, Bruyette & Woods, Inc. and Stephens Inc., as representatives for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell, the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.
Stephens Inc.

Total
The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us, the selling shareholders and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”
Underwriting Discount
Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $  per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $  per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.
The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and to the selling shareholders. The amounts shown assume either no exercise or full exercise by the underwriters of their option to purchase an additional shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discount
Proceeds to us (before expenses)
Proceeds to the selling shareholders (before expenses)
We and the selling shareholders estimate the expenses of this offering, not including the underwriting discount, to be $ , and such expenses are payable by us. We have also agreed to reimburse the underwriters up to $ for certain of their offering expenses, including their counsel fees and expenses related to FINRA matters. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

176

Option to Purchase Additional Shares
We have granted the underwriters an option to purchase up to an additional shares of our common stock from us, at the initial public offering price, less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days after the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.
Lock-Up Agreements
We, our executive officers and directors, the selling shareholders and certain other shareholders are entering into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, directly or indirectly, without the prior written approval of the representatives and subject to certain limited exceptions:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether then owned or thereafter acquired or with respect to which we or such person has or thereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

•
enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.
These restrictions will be in effect for a period of 180 days after the completion of this offering. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the shares (or the other securities restricted thereby) from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Pricing of the Offering
Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

177

Exchange Listing
We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “CBNK.”
Indemnification and Contribution
We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.
Price Stabilization, Short Positions, and Penalty Bids
To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.
As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent

178

bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In connection with this offering, the underwriters or certain securities dealers may distribute prospectuses electronically. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. We do not know if these persons will choose to purchase all or any portion of the reserved shares but the number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.
Selling Restrictions
Prohibition of Sales to European Economic Area Retail Investors
The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area, or EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive

179

2014/65/EU, as amended, referred to as MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC, as amended, referred to as the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, referred to as the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended, referred to as the PRIIPs Regulation, for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.
European Economic Area
In relation to each member state of the EEA that has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares to the public has been or will be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock offered hereby that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•
to fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.
For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.
Canada
The shares offered hereby may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in

180

accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

181

LEGAL MATTERS
The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Holland & Knight LLP, Washington, D.C. Covington & Burling LLP, Washington, D.C., is acting as counsel for the underwriters in this offering.
EXPERTS
The consolidated financial statements of Capital Bancorp, Inc. and its subsidiaries as of and for the years ended December 31, 2017, 2016 and 2015, have been included herein in reliance upon the report of Elliott Davis, LLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as an expert in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of our common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s website at www.sec.gov.
Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and obtain copies of these reports and proxy and information statements and other information at the physical and Internet addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.
We also maintain a website at www.capitalbankmd.com. On our website we will make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on, or accessible through, our website or any other website cited in this prospectus is not part of, or incorporated by reference into, this prospectus.

182

Capital Bancorp, Inc. and Subsidiaries Contents

Capital Bancorp, Inc. and Subsidiaries Consolidated Balance Sheets As of June 30, 2018 and December 31, 2017

	June 30, 2018 (unaudited)	December 31, 2017 (audited)
Assets
Cash and due from banks	$9,766,530	$8,189,371
Interest bearing deposits at other financial institutions	57,956,099	40,355,658
Federal funds sold	981,424	3,765,982
Total cash and cash equivalents	68,704,053	52,311,011
Investment securities available for sale	49,799,022	54,028,712
Restricted investments	2,488,150	2,369,250
Loans held for sale	21,370,040	26,344,241
Loans receivable, net of allowance for loan losses of $10,446,930 and $10,033,200, at June 30, 2018 and December 31, 2017, respectively	910,336,481	877,387,104
Premises and equipment, net	2,801,713	2,601,293
Accrued interest receivable	3,917,686	3,866,749
Deferred income taxes	3,651,335	3,381,482
Foreclosed real estate	493,100	92,714
Prepaid income taxes	576,688	1,532,468
Other assets	3,647,888	2,093,723
Total assets	$1,067,786,156	$1,026,008,747

Liabilities
Deposits
Noninterest bearing, including related party balances of $13,953,860 and $18,316,988 for the periods ending June 30, 2018 and December 31, 2017, respectively	$237,361,078	$196,635,473
Interest bearing, including related party balances of $132,002,891 and $159,656,737 for the periods ending June 30, 2018 and December 31, 2017, respectively	701,003,288	708,263,509
Total deposits	938,364,366	904,898,982
Securities sold under agreements to repurchase	12,444,574	11,260,363
Federal Home Loan Bank advances	2,000,000	2,000,000
Other borrowed funds	15,377,553	17,361,231
Accrued interest payable	1,218,144	1,083,532
Other liabilities	11,387,425	9,285,564
Total liabilities	980,792,062	945,889,672

Stockholders' equity
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding at June 30, 2018 and December 31, 2017	—	—
Common stock, $.01 par value; 49,000,000 shares authorized; 11,661,372 and 11,537,196 issued and outstanding at June 30, 2018 and December 31, 2017, respectively(1)	116,614	115,372
Additional paid-in capital(1)	28,294,169	27,050,741
Retained earnings	59,334,951	53,199,657
Accumulated other comprehensive loss	(751,640)	(246,695)
Total stockholders' equity	86,994,094	80,119,075
Total liabilities and stockholders' equity	$1,067,786,156	$1,026,008,747
_______________
(1) Shares of common stock authorized, issued and outstanding and additional paid-in capital totals have been adjusted to reflect the four-for-one stock split completed effective August 15, 2018.

See Notes to Consolidated Financial Statements
F-1

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Income For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	Six Months Ended June 30,
	2018	2017
Interest income
Loans, including fees	$32,499,822	$26,231,130
Investment securities available for sale	514,206	493,646
Federal funds sold and other	428,643	258,023
Total interest income	33,442,671	26,982,799
Interest expense
Deposits, includes $689,004 and $596,935 paid to related parties for the six months ending June 30, 2018 and 2017, respectively	4,259,268	2,924,712
Borrowed funds	676,059	666,874
Total interest expense	4,935,327	3,591,586
Net interest income	28,507,344	23,391,213
Provision for loan losses	1,145,000	1,170,188
Net interest income after provision for loan losses	27,362,344	22,221,025
Noninterest income
Service charges on deposits	242,183	238,364
Credit card fees	3,017,340	2,345,734
Mortgage banking revenue	4,928,070	4,471,619
Loss on sale of investment securities available for sale	(2,083)	—
Other fees and charges	231,566	166,841
Total noninterest income	8,417,076	7,222,558
Noninterest expenses
Salaries and employee benefits	12,511,804	11,829,371
Occupancy and equipment	2,171,552	1,823,767
Professional fees	844,827	824,155
Data processing	7,844,741	3,954,353
Advertising	754,521	919,723
Loan processing	608,956	718,087
Other real estate expenses, net	30,943	18,519
Other operating	2,360,723	1,653,869
Total noninterest expenses	27,128,067	21,741,844
Income before income taxes	8,651,353	7,701,739
Income tax expense	2,516,059	2,985,818
Net income	$6,135,294	$4,715,921

Basic earnings per share(1)	$0.53	$0.42
Diluted earnings per share(1)	$0.51	$0.42

Weighted average common shares outstanding:
Basic(1)	11,587,188	11,169,680
Diluted(1)	11,986,310	11,318,023
_______________
(1) Weighted average common shares outstanding used in the computation of basic and diluted net income per common share were adjusted to reflect the four-for-one stock split completed effective August 15, 2018.

See Notes to Consolidated Financial Statements
F-2

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Comprehensive Income For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	Six Months Ended June 30,
	2018	2017
Net income	$6,135,294	$4,715,921

Other comprehensive income (loss)
Unrealized gain (loss) on investment securities available for sale	(703,776)	282,395
Reclassification of realized loss on sale of investments securities available for sale	2,083	—
Unrealized gain on cash flow hedging derivative	5,666	3,450
	(696,027)	285,845
Income tax (expense) benefit relating to the items above	191,082	(109,784)
Other comprehensive income (loss)	(504,945)	176,061
Total comprehensive income	$5,630,349	$4,891,982

See Notes to Consolidated Financial Statements
F-3

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Changes in Shareholders’ Equity For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	Common Stock		Additional Paid-in Capital(1)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares(1)	Amount(1)
Balance, December 31, 2016	11,144,696	$111,447	$24,617,135	$46,050,383	$(31,263)	$70,747,702

Net income	—	—	—	4,715,921	—	4,715,921
Unrealized gain on investment securities available for sale, net of income taxes of $108,438	—	—	—	—	173,957	173,957
Unrealized gain on cash flow hedging derivative, net of income taxes of $1,346	—	—	—	—	2,104	2,104
Stock options exercised, including tax benefit of $47,085	125,100	1,250	702,235	—	—	703,485
Shares issued as compensation	67,976	680	507,321	—	—	508,001
Stock-based compensation	—	—	253,080	—	—	253,080
Shares repurchased and retired	(65,692)	(656)	(488,361)	—	—	(489,017)
Balance, June 30, 2017	11,272,080	$112,721	$25,591,410	$50,766,304	$144,798	$76,615,233

Balance, December 31, 2017	11,537,196	$115,372	$27,050,741	$53,199,657	$(246,695)	$80,119,075

Net income	—	—	—	6,135,294	—	6,135,294
Unrealized loss on investment securities available for sale, net of income taxes of $193,089	—	—	—	—	(508,604)	(508,604)
Unrealized gain on cash flow hedging derivative, net of income taxes of $2,007	—	—	—	—	3,659	3,659
Stock options exercised, including tax benefit of $78,772	73,532	736	483,167	—	—	483,903
Shares issued as compensation	40,144	401	321,643	—	—	322,044
Stock-based compensation	—	—	285,068	—	—	285,068
Shares sold	16,000	160	197,840	—	—	198,000
Shares repurchased and retired	(5,500)	(55)	(44,290)	—	—	(44,345)
Balance, June 30, 2018	11,661,372	$116,614	$28,294,169	$59,334,951	$(751,640)	$86,994,094
_______________
(1) Shares of common stock outstanding, common stock amount and additional paid-in capital totals have been adjusted to reflect the four-for-one stock split completed effective August 15, 2018.

See Notes to Consolidated Financial Statements
F-4

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net income	$6,135,294	$4,715,921
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,145,000	1,170,188
Provision for losses on mortgage loans sold	57,675	66,455
Provision for off balance sheet credit risk	88,702	—
Net amortization (accretion) on investments	144,929	(152,817)
Depreciation	545,637	464,427
Stock-based compensation expense	285,068	253,080
Director and employee compensation paid in Company stock	322,044	508,001
Deferred income tax expense	(80,135)	(148,323)
Loss on sale of securities available for sale	2,083	—
Losses on sales of foreclosed real estate	17,142	—
Sales of loans held for sale	188,227,382	206,901,456
Originations of loans held for sale	(183,317,106)	(189,595,804)
Changes in assets and liabilities:
Accrued interest receivable	(50,937)	(241,116)
Prepaid income taxes and taxes payable	955,780	209,429
Other assets	(1,490,240)	1,355,867
Interest payable	134,612	135,120
Other liabilities	1,962,514	(2,191,497)
Net cash provided by operating activities	15,085,444	23,450,387

Cash flows from investing activities
Purchases of securities available for sale	—	(12,020,863)
Maturities, calls and principal paydowns of securities available for sale	3,035,944	2,706,490
Proceeds from sale of securities available for sale	345,041	—
Purchases of restricted investments	(118,900)	(145,050)
Increase in loans receivable	(34,521,035)	(74,300,647)
Net purchases of premises and equipment	(746,057)	(592,437)
Proceeds from sales of foreclosed real estate	9,130	—
Net cash used by investing activities	(31,995,877)	(84,352,507)

See Notes to Consolidated Financial Statements
F-5

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2018 and 2017 (unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from financing activities
Net increase (decrease) in:
Noninterest bearing deposits, including related party balances of ($3,388,546) and ($2,033,668) for the six months ending June 30, 2018 and 2017, respectively	40,725,605	12,697,386
Interest bearing deposits, including related party balances of $953,091 and $5,913,506 for the six months ending June 30, 2018 and 2017, respectively	(7,260,221)	62,169,642
Securities sold under agreements to repurchase	1,184,211	174,339
Federal Home Loan Bank advances, net	—	(2,000,000)
Other borrowed funds	(1,983,678)	17,493
Repurchase of common stock	(44,345)	(489,017)
Proceeds from exercise of stock options	483,903	703,485
Proceeds from stock shares sold	198,000	—
Net cash provided by financing activities	33,303,475	73,273,328

Net increase in cash and cash equivalents	16,393,042	12,371,208

Cash and cash equivalents, beginning of year	52,311,011	38,134,199

Cash and cash equivalents, end of year	$68,704,053	$50,505,407

Noncash investing and financing activities:
Loans transferred to foreclosed real estate	$426,658	$297,846
Change in unrealized gains on investments	$(701,693)	$282,395
Change in fair value of loans held for sale	$(63,925)	$493,682
Change in fair value of interest rate swap	$5,666	$3,450

Cash paid during the period for:
Taxes	$910,000	$—
Interest	$4,800,715	$3,456,466

See Notes to Consolidated Financial Statements
F-6

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies
Basis of presentation:
The accompanying consolidated financial statements include the activity of Capital Bancorp, Inc., the "Company," and its wholly-owned subsidiaries, Capital Bank, NA, the "Bank," and Church Street Capital, LLC. All intercompany transactions have been eliminated in consolidation. The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.
The accompanying consolidated financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures, which would substantially duplicate those contained in the most recent annual report to stockholders. The financial statements as of, and for the interim periods presented, are unaudited and, in management’s opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year. The financial information as of December 31, 2017 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes elsewhere included in this filing.
On August 15, 2018, the Company completed a four-for-one stock split of the Company's authorized, issued, and outstanding common stock, par value $.01 per share (the "Stock Split"). At the effective time of the Stock Split, each share of the Company's issued and outstanding common stock was automatically increased to four shares issued and outstanding. No fractional shares were issued in connection with the Stock Split. All share and share-related information presented in these consolidated financial statements have been retroactively adjusted to reflect the increased number of shares resulting from the Stock Split.
Nature of operations:
The Company's primary operations are conducted by the Bank, which operates branches in Rockville, Columbia and North Bethesda, Maryland, and the District of Columbia. The Bank is principally engaged in the business of investing in commercial, real estate, and credit card loans and attracting deposits. The Bank also originates residential mortgages for sale in the secondary market. The Company formed Church Street Capital, LLC, in 2014 to provide short-term secured real estate financing to Washington, D.C., area investors and developers that may not meet all Bank credit criteria.
The Bank purchased three failed banks through FDIC auctions in 2011, 2012, and 2013, two in the Philadelphia, Pennsylvania market and one in Asheville, North Carolina. Loans acquired from the three institutions are included within the Loans Receivable note.
Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Earnings per share:
Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average

F-7

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

number of common shares outstanding, adjusted for the dilutive effect of stock options and restricted stock using the treasury stock method. At June 30, 2018 and 2017, there were 263,252 and 152,900 stock options, respectively, that were not included in the calculation as their effect would have been anti-dilutive. The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings per common share as adjusted for the Stock Split:

	For the six months ended June 30,
	2018			2017
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Net income available to common stockholders	$6,135,294	11,587,188	$0.53	$4,715,921	11,169,680	$0.42

Effect of dilutive securities	—	399,122		—	148,343
Dilutive EPS per common share	$6,135,294	11,986,310	$0.51	$4,715,921	11,318,023	$0.42
Comprehensive income:
The Company reports as comprehensive income all changes in stockholders' equity during the year from sources other than stockholders. Other comprehensive income refers to all components (income, expenses, gains, and losses) of comprehensive income that are excluded from net income.
The Company's only two components of other comprehensive income are unrealized gains and losses on investment securities available for sale, net of income taxes, and unrealized gains and losses on cash flow hedges, net of income taxes. Information concerning the Company's accumulated other comprehensive income (loss) for the periods ended June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Unrealized losses on securities available for sale	$(1,048,848)	$(347,155)
Deferred tax benefit	288,617	95,528
Other comprehensive loss, net of tax	(760,231)	(251,627)

Unrealized gains on cash flow hedges	12,187	6,521
Deferred tax expense	(3,596)	(1,589)
Other comprehensive income, net of tax	8,591	4,932

Total accumulated comprehensive loss	$(751,640)	$(246,695)
Subsequent events:
Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions

F-8

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.
Recently issued accounting pronouncements:
In May 2014, the Financial Accounting Standards Board (“FASB”) issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company on January 1, 2018.
The Company applied the guidance using a modified retrospective approach. The Company’s revenue is comprised of net interest income and noninterest income. The scope of the guidance explicitly excludes net interest income as well as many other revenues for financial assets and liabilities including loans, leases, securities, and derivatives. Accordingly, the majority of our revenues will not be affected. The Company has performed as assessment of our revenue contracts related to revenue streams that are within the scope of the standard. Our accounting policies will not change materially since the principles of revenue recognition from the Accounting Standards Update (“ASU”) are largely consistent with current practices and guidance applied by our businesses. The Company has not identified material changes to the timing or amount of revenue recognition. Based on the updated guidance, the Company does not anticipate changes in our disclosures associated with our revenues. The Company will provide qualitative disclosures of our performance obligations related to our revenue recognition in accordance with any updated guidance.
In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification (“ASC”) to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments became effective January 1, 2018 and do not have a material effect on the financial statements. As discussed in Note 6 - Fair Value, the Company measured the fair value of its loan portfolio using an exit price notion as of June 30, 2018.
In February 2016, the FASB amended the Leases topic of the ASC to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.
The Company expects to adopt the guidance using the modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental balance sheet recognition for lessees. The Company has started an initial evaluation of our leasing contracts and activities. The Company has also started developing our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. The Company does not expect a material change to the timing of expense recognition, but it is early in the implementation process and the impact will continue to be evaluated. The Company is evaluating our existing disclosures and may need to provide additional information as a result of adoption of the ASU.
In March 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments became effective for the Company on January 1, 2018 and did not have a material effect on its financial statements.
In June 2016, the FASB issued guidance to change the accounting for credit losses and modify the impairment model for certain debt securities. The amendments will be effective for the Company for reporting periods beginning

F-9

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

after December 15, 2019. Early adoption is permitted for all organizations for periods beginning after December 15, 2018.
The Company will apply the amendments to the ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, the Company does not expect to elect that option. The Company is evaluating the impact of the ASU on our consolidated financial statements. In addition to our allowance for loan losses, the Company will also record an allowance for credit losses on debt securities instead of applying the impairment model currently utilized. The amount of the adjustments will be impacted by each portfolio’s composition and credit quality at the adoption date as well as economic conditions and forecasts at that time.
In January 2017, the FASB amended the Intangibles topic of the ASC to simplify the accounting for goodwill impairment for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendment removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This guidance is effective for the Company beginning after December 15, 2019. The Company does not expect these amendments to have a material effect on its financial statements.
In January 2017, the FASB amended the Business Combinations topic of the ASC to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendment to the Business Combinations Topic is intended to address concerns that the existing definition of a business has been applied too broadly and has resulted in many transactions being recorded as business acquisitions that in substance are more akin to asset acquisitions. This guidance is effective for the Company beginning after December 15, 2017, including interim periods within those periods. The Company does not expect these amendments to have a material effect on its financial statements.
In February 2017, the FASB amended the Other Income Topic of the ASC to clarify the scope of the guidance on nonfinancial asset derecognition as well as the accounting for partial sales of nonfinancial assets. The amendments conform the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard. The amendments became effective for the Company January 1, 2018 and did not have a material effect on its financial statements.
In March 2017, the FASB amended the Receivables topic of the ASC to eliminate the current diversity in practice with respect to the amortization period for certain purchased callable debt securities held at a premium. The amendments in this update shorten the amortization period for the premium to the earliest call date. This guidance is effective for the Company beginning after December 15, 2019. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.
In May 2017, the FASB amended the requirements in the Compensation-Stock Compensation Topic of the ASC related to changes to the terms or conditions of a share-based payment award. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The amendments were effective for the Company on January 1, 2018 and did not have a material effect on its financial statements.
In August 2017, the FASB amended the requirements of the Derivatives and Hedging Topic of the Accounting Standards Codification to improve the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

F-10

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

In September 2017, the FASB updated the Revenue from Contracts with Customers and the Leases Topics of the ASC. The amendments incorporate into the ASC recent SEC guidance about certain public business entities (PBEs) electing to use the non-PBE effective dates solely to adopt the FASB’s new standards on revenue and leases. The amendments were effective upon issuance. The Company is currently in the process of evaluating the impact of adoption of this guidance, however it does not expect these amendments to have a material effect on its financial statements.
In November 2017, the FASB updated the Income Statement and Revenue from Contracts with Customers Topics of the ASC. The amendments incorporate into the ASC recent SEC guidance related to revenue recognition. The amendments were effective upon issuance. The Company has adopted this guidance on revenue recognition, however it does not expect these amendments to have a material effect on its financial statements.
In February 2018, the FASB amended the Income Statement – Reporting Comprehensive Income Topic of the ASC. The amendments allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The Company has opted to early adopt this pronouncement by retrospective application to each period in which the effect of the change in the tax rate under the 2017 Tax Act is recognized. The impact of the reclassification from other comprehensive income to retained earnings was included in the Statement of Changes in Stockholders’ Equity as of December 31, 2017.
In February 2018, the FASB amended the Financial Instruments Topic of the ASC. The amendments clarify certain aspects of the guidance issued in ASU 2016-01. The amendments will be effective for the third quarter of 2018 subsequent to adopting the amendments in ASU 2016-01. All entities may early adopt these amendments for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted ASU 2016-01. The Company does not expect these amendments to have a material effect on its financial statements.
In March 2018, the FASB updated the Debt Securities and the Regulated Operations Topics of the ASC. The amendments incorporate recent SEC guidance which was issued in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The amendments were effective upon issuance. The Company does not expect these amendments to have a material effect on its financial statements.
In March 2018, the FASB updated the Income Taxes Topic of the ASC. The amendments incorporate recent SEC guidance related to the income tax accounting implications of the Tax Cuts and Jobs Act. The amendments were effective upon issuance. The Company does not expect these amendments to have a material effect on its financial statements.
In May 2018, the FASB amended the Financial Services-Depository and Lending Topic of the Accounting Standards Codification to remove outdated guidance related to Circular 202. The amendments were effective upon issuance and did not have a material effect on the financial statements.
In June 2018, the FASB amended the Compensation-Stock Compensation Topic of the Accounting Standards Codification. The amendments expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect these amendments to have a material effect on its financial statements.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

F-11

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Reclassifications:
Certain reclassifications have been made to the amounts reported in prior periods to conform to the current period presentation. The reclassifications had no effect on net income or total stockholders' equity.

F-12

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 2 - Investment Securities

The amortized cost and estimated fair value of investment securities at June 30, 2018 and December 31, 2017 are summarized as follows:

June 30, 2018	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
U.S. government-sponsored enterprises	$17,491,614	$—	$(195,226)	$17,296,388
Municipal	517,677	—	(15,482)	502,195
Corporate	3,059,143	44,345	(52,893)	3,050,595
Mortgage-backed securities	29,779,436	57,658	(887,250)	28,949,844
	$50,847,870	$102,003	$(1,150,851)	$49,799,022

December 31, 2017
Available for sale
U.S. government-sponsored enterprises	$17,487,633	$1,896	$(119,822)	$17,369,707
Municipal	518,460	—	(2,774)	515,686
Corporate	3,059,661	66,700	(49,918)	3,076,443
Mortgage-backed securities	33,310,113	178,782	(422,019)	33,066,876
	$54,375,867	$247,378	$(594,533)	$54,028,712
Proceeds from sales of securities sold during the six months ended June 30, 2018, were $345,041 and resulted in aggregate realized gains of $2,083. No securities were sold during the six months ended June 30, 2017 .

F-13

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 2 - Investment Securities (continued)

Information related to unrealized losses in the investment portfolio as of June 30, 2018 and December 31, 2017 are as follows:

	Less than 12 months		12 months or longer		Total
June 30, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government-sponsored enterprises	$9,423,513	$(68,814)	$7,872,875	$(126,412)	$17,296,388	$(195,226)
Municipal	502,195	(15,482)	—	—	502,195	(15,482)
Corporate	—	—	1,006,250	(52,893)	1,006,250	(52,893)
Mortgage-backed securities	14,934,910	(447,951)	10,721,850	(439,299)	25,656,760	(887,250)
	$24,860,618	$(532,247)	$19,600,975	$(618,604)	$44,461,593	$(1,150,851)

December 31, 2017
U.S. government-sponsored enterprises	$8,967,200	$(26,300)	$7,905,500	$(93,522)	$16,872,700	$(119,822)
Municipal	515,686	(2,774)	—	—	515,686	(2,774)
Corporate	—	—	1,009,750	(49,918)	1,009,750	(49,918)
Mortgage-backed securities	11,203,762	(164,635)	13,645,164	(257,384)	24,848,926	(422,019)
	$20,686,648	$(193,709)	$22,560,414	$(400,824)	$43,247,062	$(594,533)
At June 30, 2018, there were four U.S. government-sponsored enterprises securities, two corporate securities, and six mortgage backed securities that had been in a loss position for greater than twelve months. Management believes that all unrealized losses have resulted from temporary changes in the interest rates and current market conditions and not as a result of credit deterioration. Management has the ability and the intent to hold these investment securities until maturity or until they recover in value.
A summary of pledged securities at June 30, 2018 and December 31, 2017 are shown below:

	June 30, 2018		December 31, 2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities pledged for
Securities sold under agreements to repurchase	$17,277,329	$17,032,195	$14,404,672	$14,474,731
Federal Home Loan Bank advances	7,053,554	6,983,520	7,432,948	7,453,508
	$24,330,883	$24,015,715	$21,837,620	$21,928,239

F-14

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 2 - Investment Securities (continued)

Contractual maturities of U.S. government-sponsored enterprises and corporate securities at June 30, 2018 and December 31, 2017 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2018		December 31, 2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Maturing
Within one year	$10,995,760	$10,907,079	$—	$—
Over one to five years	6,495,854	6,389,309	17,487,633	17,369,707
Over five to ten years	2,000,000	2,044,345	2,518,460	2,582,386
Over ten years	1,576,820	1,508,445	1,059,661	1,009,743
Mortgage-backed securities[1]	29,779,436	28,949,844	33,310,113	33,066,876
	$50,847,870	$49,799,022	$54,375,867	$54,028,712
1Mortgage-backed securities are due in monthly installments.

F-15

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable

Major classifications of loans as are as follows:

	June 30, 2018	December 31, 2017
Real estate
Residential	$366,464,942	$342,683,903
Commercial	271,799,568	259,852,933
Construction	149,192,074	144,932,066
Commercial	101,752,216	108,981,942
Credit card	32,522,459	31,506,977
Other consumer	1,243,666	1,053,233
	922,974,925	889,011,054
Deferred origination fees, net	(2,191,514)	(1,590,750)
Allowance for loan losses	(10,446,930)	(10,033,200)
Loans receivable, net	$910,336,481	$877,387,104
The Company makes loans to customers located primarily in the Washington, D.C. metropolitan area. Although the loan portfolio is diversified, its performance will be influenced by the regional economy.
Approximately $30.7 million and $29.4 million of the credit card balances were secured by savings deposits held by the Company as of June 30, 2018 and December 31, 2017 , respectively.
Loans acquired through acquisitions are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. In estimating the fair value of loans acquired, certain factors were considered, including the remaining lives of the acquired loans, payment history, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, and the net present value of cash flows expected. Discounts on loans that were not considered impaired at acquisition were recorded as an accretable discount, which will be recognized in interest income over the terms of the related loans. For loans considered to be impaired, the difference between the contractually required payments and expected cash flows was recorded as a nonaccretable discount. Generally, the nonaccretable discount will be recognized after collection of the discounted fair value of the related loan. The remaining nonaccretable discounts on loans acquired were $381 thousand and $601 thousand, as of June 30, 2018 and December 31, 2017 , respectively. Loans with nonaccretable discounts had a carrying value of $1.3 million and $1.5 million as of June 30, 2018 and December 31, 2017 , respectively. The activity in the accretable discounts on loans acquired was as follows:

	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Accretable discount at beginning of period	$542,563	$676,200
Accretion and payoff of loans	(23,819)	(133,637)
Reclassification from nonaccretable	—	—
Accretable discount at end of period	$518,744	$542,563

F-16

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable (continued)

A summary of transactions in the allowance for loan losses, by loan classification, during the six months ended June 30, 2018 and for the year ended December 31, 2017 follows:

						Allowance for Loan Losses Ending Balance Evaluated for Impairment:		Outstanding Loan Balances Evaluated for Impairment:
June 30, 2018	Beginning Balance	Provision for Loan Losses	Charge-Offs	Recoveries	Ending Balance	Individually	Collectively	Individually	Collectively
Real estate
Residential	$3,137,472	$67,765	$—	$1,664	$3,206,901	$—	$3,206,901	$1,382,346	$365,082,596
Commercial	2,860,356	103,219	(21,951)	6,704	2,948,328	—	2,948,328	1,039,781	270,759,787
Construction	1,646,184	242,976	—	—	1,889,160	—	1,889,160	—	149,192,074
Commercial	1,496,695	45,358	(146,407)	768	1,396,414	138,777	1,257,637	771,252	100,980,964
Credit card	884,839	684,641	(658,276)	86,228	997,432	—	997,432	—	32,522,459
Other consumer	7,654	1,041	—	—	8,695	—	8,695	—	1,243,666
	$10,033,200	$1,145,000	$(826,634)	$95,364	$10,446,930	$138,777	$10,308,153	$3,193,379	$919,781,546

December 31, 2017
Real estate
Residential	$2,663,555	$664,419	$(190,502)	$—	$3,137,472	$—	$3,137,472	$1,765,932	$340,917,971
Commercial	2,682,171	374,671	(311,586)	115,100	2,860,356	—	2,860,356	4,292,963	255,559,970
Construction	1,590,778	55,406	—	—	1,646,184	—	1,646,184	626,831	144,305,235
Commercial	1,174,316	344,357	(24,849)	2,871	1,496,695	59,959	1,436,736	1,544,165	107,437,777
Credit card	477,308	1,217,147	(1,124,357)	314,741	884,839	—	884,839	—	31,506,477
Other consumer	8,880	(1,226)	—	—	7,654	—	7,654	—	1,053,233
	$8,597,008	$2,654,774	$(1,651,294)	$432,712	$10,033,200	$59,959	$9,973,241	$8,229,891	$880,780,663

F-17

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable (continued)

Past due loans, segregated by age and class of loans, as of June 30, 2018 and December 31, 2017 presented were as follows:

June 30, 2018	Loans 30-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due	Nonaccrual Loans	Interest Not Accrued on Nonaccrual Loans
Real estate
Residential	$1,094,894	$567,594	$1,662,488	$364,802,454	$366,464,942	$59,866	$1,382,346	$225,792
Commercial	457,306	973,224	1,430,530	270,369,038	271,799,568	—	1,039,781	154,476
Construction	722,472	—	722,472	148,469,602	149,192,074	—	—	6,483
Commercial	156,871	413,697	570,568	101,181,648	101,752,216	—	771,252	225,889
Credit card	3,415,339	3,452	3,418,791	29,103,668	32,522,459	3,452	—	—
Other consumer	—	—	—	1,243,666	1,243,666	—	—	—
	$5,846,882	$1,957,967	$7,804,849	$915,170,076	$922,974,925	$63,318	$3,193,379	$612,640

Acquired loans included in total above	$60,479	$300,371	$360,850	$8,599,273	$8,960,123	$59,866	$517,253	$321,541

December 31, 2017
Real estate
Residential	$8,311,391	$967,529	$9,278,920	$333,404,983	$342,683,903	$—	$1,827,652	$255,607
Commercial	127,508	333,041	460,549	259,392,384	259,852,933	—	1,648,456	35,728
Construction	—	280,192	280,192	144,651,874	144,932,066	280,192	498,839	32,470
Commercial	1,219,313	910,568	2,129,881	106,852,061	108,981,942	—	1,067,445	69,839
Credit card	2,982,081	85,154	3,067,235	28,439,242	31,506,477	85,154	—	—
Other consumer	—	—	—	1,053,233	1,053,233	—	—	—
	$12,640,293	$2,576,484	$15,216,777	$873,793,777	$889,010,554	$365,346	$5,042,392	$393,644

Acquired loans included in total above	$207,818	$634,972	$842,790	$9,525,686	$10,368,476	$—	$1,366,617	$130,940
There were $328 thousand and $503 thousand, respectively, of loans secured by one to four family residential properties in the process of foreclosure as of June 30, 2018 and December 31, 2017 .

F-18

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable (continued)

Impaired loans include loans acquired on which management has recorded a nonaccretable discount. Impaired loans were as follows:

June 30, 2018	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Recognized
Real estate
Residential	$1,697,698	$1,382,346	$—	$1,382,346	$—	$1,423,969
Commercial	1,102,240	1,039,781	—	1,039,781	—	1,354,504
Construction	—	—	—	—	—	—
Commercial	837,541	376,053	395,199	771,252	138,777	706,803
Credit card	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—
	$3,637,479	$2,798,180	$395,199	$3,193,379	$138,777	$3,485,276	$—

Acquired loans included in total above	$839,855	$517,253	$—	$517,253	$—	$884,180	$—

December 31, 2017
Real estate
Residential	$2,328,874	$1,765,932	$—	$1,765,932	$—	$1,947,998	$29,909
Commercial	4,677,261	4,292,963	—	4,292,963	—	4,406,692	169,124
Construction	659,301	626,831	—	626,831	—	880,468	24,267
Commercial	1,824,078	1,177,875	366,290	1,544,165	59,959	1,599,588	47,963
Credit card	—	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—	—
	$9,489,514	$7,863,601	$366,290	$8,229,891	$59,959	$8,834,746	$271,263

Acquired loans included in total above	$2,149,101	$1,365,695	$—	$1,365,695	$—	$1,552,781	$1,313
Credit quality indicators
As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including trends related to the risk grade of loans, the level of classified loans, net charge-offs, nonperforming loans, and the general economic conditions in the Company’s market.
The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. A description of the general characteristics of loans characterized as classified is as follows:
Special Mention
A special mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

F-19

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable (continued)

Borrowers may exhibit poor liquidity and leverage positions resulting from generally negative cash flow or negative trends in earnings. Access to alternative financing may be limited to finance companies for business borrowers and may be unavailable for commercial real estate borrowers.
Substandard
A substandard loan is inadequately protected by the current financial condition and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
Borrowers may exhibit recent or unexpected unprofitable operations, an inadequate debt service coverage ratio, or marginal liquidity and capitalization. These loans require more intense supervision by Company management.
Doubtful
A doubtful loan has all the weaknesses inherent as a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

F-20

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable (continued)

The following table presents the balances of classified loans based on the risk grade. Classified loans include Special Mention, Substandard, and Doubtful loans.

June 30, 2018	Special Mention	Substandard	Doubtful	Total
Real estate
Residential	$—	$1,382,346	$—	$1,382,346
Commercial	3,002,292	1,496,410	—	4,498,702
Construction	2,100,000	—	—	2,100,000
Commercial	5,030,639	771,252	—	5,801,891
Credit card	—	—	—	—
Other consumer	—	—	—	—
	$10,132,931	$3,650,008	$—	$13,782,939

Acquired loans included in total above	$38,634	$517,253	$—	$555,887

December 31, 2017
Real estate
Residential	$—	$1,830,112	$—	$1,830,112
Commercial	6,175,269	2,385,836	—	8,561,105
Construction	—	498,839	—	498,839
Commercial	5,729,978	1,384,230	—	7,114,208
Credit card	—	—	—	—
Other consumer	—	—	—	—
	$11,905,247	$6,099,017	$—	$18,004,264

Acquired loans included in total above	$39,098	$2,103,998	$—	$2,143,096
Impaired loans also include certain loans that have been modified in troubled debt restructurings (TDRs) where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months. The status of TDRs is as follows:

F-21

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 3 - Loans Receivable (continued)

	Number of Contracts	Recorded Investment
June 30, 2018		Performing	Nonperforming	Total
Real estate
Residential	5	$—	$149,250	$149,250
Commercial	—	—	—	—
Construction	—	—	—	—
Commercial	1	—	147,878	147,878
Credit card	—	—	—	—
Other consumer	—	—	—	—
	6	$—	$297,128	$297,128

Acquired loans included in total above	4	$—	$146,792	$146,792

December 31, 2017
Real estate
Residential	5	$—	$253,949	$253,949
Commercial	1	2,709,243	—	2,709,243
Construction	—	—	—	—
Commercial	3	509,535	338,024	847,559
Credit card	—	—	—	—
Other consumer	—	—	—	—
	9	$3,218,778	$591,973	$3,810,751

Acquired loans included in total above	4	$—	$151,269	$151,269
During the six months ended June 30, 2018, the Company had no new modified loans that were considered TDRs. There was one restructured loan charged off in the amount of $15,461, and two performing restructured loans paid off for $3.1 million during the six months ended June 30, 2018.
Note 4 - Derivative Financial Instruments
As part of its mortgage banking activities, the Company enters into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Company then either locks the loan and rate in with an investor and commits to deliver the loan if settlement occurs (Best Efforts) or commits to deliver the locked loan to an investor in a binding (Mandatory) delivery program. Certain loans under rate lock commitments are covered under forward sales contracts. Forward sales contracts are recorded at fair value with changes in fair value recorded in mortgage banking revenue. Interest rate lock commitments and commitments to deliver loans to investors are considered derivatives. The market value of interest rate lock commitments and best efforts contracts are not readily ascertainable with precision because they are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and delivery contracts by measuring the fair value of the underlying asset, which is impacted by current interest rates and takes into consideration the probability that the rate lock commitments will close or will be funded.
Since the Company's derivative instruments are not designated as hedging instruments, the fair value of the derivatives are recorded as a freestanding asset or liability with the change in value being recognized in current net income during the period of change.

F-22

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 4 - Derivative Financial Instruments (continued)

At June 30, 2018 and December 31, 2017, the Company had open forward sales agreements with notional values of $33.0 million and $41.0 million, respectively. At June 30, 2018 and December 31, 2017, the Company had open mandatory delivery commitments of $8.9 million and $12.6 million, respectively. The open forward delivery sales agreements are composed of forward sales of loans. The fair values of the open forward sales agreements were in loss positions of $91,719 and $42,109 at June 30, 2018 and December 31, 2017, respectively. The fair values of the open mandatory delivery commitments were $55,685 and $17,982, at June 30, 2018 and December 31, 2017, respectively. Certain additional risks arise from these forward delivery contracts in that the counterparties to the contracts may not be able to meet the terms of the contracts. The Company does not expect any counterparty to fail to meet its obligation. Additional risks inherent in mandatory delivery programs include the risk that if the Company does not close the loans subject to interest rate risk lock commitments, they will be obligated to deliver loans to the counterparty under the forward sales agreement. Should this be required, the Company could incur significant costs in acquiring replacement loans and such costs could have an adverse effect on mortgage banking operations in future periods.
Interest rate lock commitments totaled $41.2 million and $56.9 million, at June 30, 2018 and December 31, 2017, respectively and included $2.1 million and $6.2 million of commitments that were made on a Best Efforts basis at June 30, 2018 and December 31, 2017, respectively. The fair values of these best efforts commitments were $38,454 and $102,299, at June 30, 2018 and December 31, 2017, respectively. The remaining hedged interest rate lock commitments totaling $39.1 million and $50.7 million at June 30, 2018 and December 31, 2017, had fair values of $149,331 and $107,922, respectively.
On January 7, 2015, the Company entered into an interest rate swap transaction with a notional amount of $2 million. The swap qualifies as a derivative and is designated as a hedging instrument. The swap fixes the interest rate the Company will pay on the floating rate junior subordinated debentures for four years beginning on March 16, 2015 and will mature on March 16, 2019. Based on the notional amount, the Company pays FTN Financial Markets (FTN) quarterly interest at a fixed rate of 3.493% and FTN pays the Company interest at a rate of three‑month LIBOR plus 1.87%. As of June 30, 2018 and December 31, 2017, the swap had a fair value of $12,187 and $6,521, respectively. The unrealized loss, net of income tax, has been recorded in other comprehensive income. Based on management’s assessment there is no hedge ineffectiveness as of June 30, 2018.

F-23

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 5 - Loan Commitments

Outstanding loan commitments were as follows:

	June 30, 2018	December 31, 2017
Unused lines of credit
Commercial	$56,253,322	$46,580,356
Commercial real estate	7,404,343	7,529,902
Residential real estate	14,672,649	7,072,371
Home equity	26,679,615	25,394,675
Secured credit card	29,808,271	30,160,522
Personal	70,250	147,524
Construction commitments
Residential real estate	55,657,797	56,462,928
Commercial real estate	5,844,409	7,349,726
	$196,390,656	$180,698,004

Commitments to originate residential loans held for sale	$—	$4,137,725

Letters of credit	$6,372,341	$6,759,499
Lines of credit are agreements to lend to a customer as long as there is no violation of any condition of the contract. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee.
The Company's maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the credit commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss to be incurred by funding these loan commitments. As of June 30, 2018 and December 31, 2017 respectively, the Company had an allowance for off-balance-sheet credit risk of $990,000 and $901,298, recorded in other liabilities on the consolidated balance sheet.
The Company makes representations and warranties that loans sold to investors meet their program's guidelines and that the information provided by the borrowers is accurate and complete. In the event of a default on a loan sold, the investor may make a claim for losses due to document deficiencies, program compliance, early payment default, and fraud or borrower misrepresentations.

F-24

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 5 - Loan Commitments (continued)

The Company maintains a reserve in other liabilities for potential losses on mortgage loans sold. Activity in this reserve is as follows for the periods presented:

	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Balance at beginning of year	$456,877	$441,665
Provision charged to operating expense	57,675	115,255
Recoveries	—	—
Charge-offs	(27,460)	(100,043)
Balance at end of year	$487,092	$456,877
Note 6 - Fair Value
Generally accepted accounting principles define fair value, establish a framework for measuring fair value, recommend disclosures about fair value, and establish a hierarchy for determining fair value measurement. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:
Level 1 - Inputs to the valuation method are quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2 - Inputs to the valuation method include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and
Level 3 - Inputs to the valuation method are unobservable and significant to the fair value measurement.
Fair value measurements on a recurring basis
Investment securities available for sale - The fair values of the Company's investment securities available for sale are provided by an independent pricing service. The fair values of the Company's securities are determined based on quoted prices for similar securities under Level 2 inputs.
Loans held for sale - The fair value of loans held for sale is determined using Level 2 inputs of quoted prices for a similar asset, adjusted for specific attributes of that loan.
Derivative financial instruments - Derivative instruments used to hedge residential mortgage loans held for sale and the related interest rate lock commitments include forward commitments to sell mortgage loans and are reported at fair value utilizing Level 2 inputs. The fair values of derivative financial instruments are based on derivative market data inputs as of the valuation date and the underlying value of mortgage loans for rate lock commitments.
The interest rate swap is reported at fair value utilizing Level 2 inputs. The Company obtains dealer quotations to value its swap. For purposes of potential valuation adjustments to its derivative position, the Company evaluates the credit risk of its counterparty. Accordingly, the Company has considered factors such as the likelihood of default by the counterparty and the remaining contractual life, among other things, in determining if any fair value adjustment related to credit risk is required.
The Company has categorized its financial instruments measured at fair value on a recurring basis as of June 30,

F-25

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 6 - Fair Value (continued)

2018 and December 31, 2017 as follows:

June 30, 2018	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment securities available for sale
U.S. government-sponsored enterprises	$17,296,388	$—	$17,296,388	$—
Municipal	502,195	—	502,195	—
Corporate	3,050,595	—	3,050,595	—
Mortgage-backed securities	28,949,844	—	28,949,844	—
	$49,799,022	$—	$49,799,022	$—
Loans held for sale	$21,370,040	$—	$21,370,040	$—
Derivative assets	$112,185	$—	$112,185	$—
Derivative liabilities	$144,180	$—	$144,180	$—

December 31, 2017
Investment securities available for sale
U.S. government-sponsored enterprises	$17,369,707	$—	$17,369,707	$—
Municipal	515,686	—	515,686	—
Corporate	3,076,443	—	3,076,443	—
Mortgage-backed securities	33,066,876	—	33,066,876	—
	$54,028,712	$—	$54,028,712	$—
Loans held for sale	$26,344,241	$—	$26,344,241	$—
Derivative assets	$100,422	$—	$100,422	$—
Derivative liabilities	$(72,773)	$—	$(72,773)	$—
Financial instruments recorded using FASB ASC 825-10
Under FASB ASC 825-10, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election, with respect to an item, may not be revoked once an election is made.
The following table reflects the difference between the fair value carrying amount of loans held for sale, measured at fair value under FASB ASC 825-10, and the aggregate unpaid principal amount the Company is contractually entitled to receive at maturity:

June 30, 2018	Aggregate Fair Value	Difference	Contractual Principal
Loans held for sale	$21,370,040	$643,454	$20,726,586

December 31, 2017
Loans held for sale	$26,344,241	$707,379	$25,636,862

F-26

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 6 - Fair Value (continued)

As of June 30, 2018 and December 31, 2017, the Company elected to account for loans held for sale at fair value to eliminate the mismatch that would occur by recording changes in market value on derivative instruments used to hedge loans held for sale while carrying the loans at the lower of cost or market. During the six month periods ended June 30, 2018 and 2017, mortgage banking revenue increased by $73 thousand and $967 thousand as a result of the change in fair value of loans held for sale.
Fair value measurements on a nonrecurring basis
Impaired loans - The Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values. As of June 30, 2018 and December 31, 2017, the fair values consist of loan balances of $3.2 million and $8.2 million , net of valuation allowances of $139 thousand and $60 thousand , respectively.
Foreclosed real estate - The Company's foreclosed real estate is measured at fair value less cost to sell. Fair value was determined based on offers and/or appraisals. Cost to sell the real estate was based on standard market factors. The Company has categorized its foreclosed real estate as Level 3.
Transactions in foreclosed real estate were as follows:

	June 30, 2018	December 31, 2017
Beginning of year balance	$92,714	$89,551
Additions	426,658	1,081,166
Write-downs	—	—
Proceeds from sale	(9,130)	(1,026,435)
Loss on sale	(17,142)	(51,568)
End of period balance	$493,100	$92,714
The Company has categorized its impaired loans and foreclosed real estate as follows:

June 30, 2018	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Impaired loans	$3,054,602	$—	$—	$3,054,602
Foreclosed real estate	$493,100	$—	$—	$493,100

December 31, 2017
Impaired loans	$8,169,932	$—	$—	$8,169,932
Foreclosed real estate	$92,714	$—	$—	$92,714
Fair value of financial instruments
Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity, or contracts that convey or impose on an entity that contractual right or obligation to either receive or deliver cash for another financial instrument.

F-27

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 6 - Fair Value (continued)

The information used to determine fair value is highly subjective and judgmental in nature and, therefore, the results may not be precise. Subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts that will actually be realized or paid upon settlement or maturity on these various instruments could be significantly different.
During the first quarter of 2018, the Company adopted ASU 2016-01, “Recognition and Measurement of Financial Assets and Liabilities.” The amendments included within this standard, which are applied prospectively, require the Company to disclose fair value of financial instruments measured at amortized cost on the balance sheet and to measure that fair value using an exit price notion. Prior to adopting the amendments included in the standard, the Company was allowed to measure fair value under an entry price notion. The entry price notion previously applied by the Company used a discounted cash flows technique to calculate the present value of expected future cash flows for a financial instrument. The exit price notion uses the same approach, but also incorporates other factors, such as enhanced credit risk, illiquidity risk, and market factors that sometimes exist in exit prices in dislocated markets.
As of June 30, 2018, the technique used by the Company to estimate the exit price of the loan portfolio consists of similar procedures to those used as of December 31, 2017, but with added emphasis on both illiquidity risk and credit risk not captured by the previously applied entry price notion. The fair value of the Company’s loan portfolio has always included a credit risk assumption in the determination of the fair value of its loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company’s loan portfolio is initially fair valued using a segmented approach. The Company divides its loan portfolio into the following categories: variable rate loans, impaired loans, and all other loans. The results are then adjusted to account for credit risk as described above. However, under the new guidance, the Company believes a further credit risk discount must be applied through the use of a discounted cash flow model to compensate for illiquidity risk, based on certain assumptions included within the discounted cash flow model, primarily the use of discount rates that better capture inherent credit risk over the lifetime of a loan. This consideration of enhanced credit risk provides an estimated exit price for the Company’s loan portfolio.
For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.
The fair value of cash and cash equivalents and investments in restricted stocks is the carrying amount. Restricted stock includes equity of the Federal Reserve and other banker’s banks.
The fair value of noninterest bearing deposits and securities sold under agreements to repurchase is the carrying amount.
The fair value of checking and savings deposits, and money market accounts, is the amount payable on demand at the reporting date. Fair value of fixed maturity term accounts and individual retirement accounts is estimated using rates currently offered for accounts of similar remaining maturities.
The fair value of certificates of deposit in other financial institutions is estimated based on interest rates currently offered for deposits of similar remaining maturities.
The fair value of borrowings is estimated by discounting the value of contractual cash flows using current market rates for borrowings with similar terms and remaining maturities.
The fair value of outstanding loan commitments, unused lines of credit, and letters of credit are not included in the table since the carrying value generally approximates fair value. These instruments generate fees that approximate

F-28

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 6 - Fair Value (continued)

those currently charged to originate similar commitments.
The table below presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments.

	June 30, 2018		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Level 1
Restricted investments	$2,488,150	$2,488,150	$2,369,250	$2,369,250
Level 3
Loans receivable, net	$910,336,481	$901,825,440	$877,387,104	$872,445,859

Financial liabilities
Level 1
Noninterest bearing deposits	$237,361,078	$237,361,078	$196,635,473	$196,635,473
Securities sold under agreements to repurchase	12,444,574	12,444,574	11,260,363	11,260,363
Level 3
Interest bearing deposits	701,003,288	689,607,424	708,263,509	702,929,521
FHLB advances and other borrowed funds	17,377,553	17,401,454	19,361,231	19,413,256
Note 7 - Litigation
The Company is a party to legal actions normally associated with a financial institution. The aggregate effect of these, in management's opinion, would not be material to the financial condition of the Company.
Note 8 - Subsequent Events
On August 15, 2018, the company effected a four-for-one stock split of the Company's authorized, issued, and outstanding common stock, par value $.01 per share. The par value of the Company's common stock did not change. When the Stock Split occurred, each share of the Company's issued and outstanding common stock was automatically converted into four shares of issued and outstanding common stock of the Company. No fractional shares were issued in connection with the Stock Split. The Stock Split was approved by the Company's Board of Directors on August 1, 2018.

F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Capital Bancorp, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Capital Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2017, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements and schedules (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016, and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2017.
Columbia, South Carolina
March 30, 2018 (Except for the Stock Split as described in Note 1 and Note 21, for which the date is August 17, 2018)

Capital Bancorp, Inc. and Subsidiaries Consolidated Balance Sheets As of December 31, 2017, 2016, and 2015

	2017	2016	2015
Assets
Cash and due from banks	$8,189,371	$4,827,126	$4,128,695
Interest bearing deposits at other financial institutions	40,355,658	29,145,332	15,780,999
Federal funds sold	3,765,982	4,161,741	236,113
Total cash and cash equivalents	52,311,011	38,134,199	20,145,807
Investment securities available for sale	54,028,712	47,984,833	39,175,235
Restricted investments	2,369,250	2,293,500	2,120,350
Loans held for sale	26,344,241	49,166,805	38,877,666
Loans receivable, net of allowance for loan losses of $10,033,200, $8,597,008, and $6,572,923, at December 31, 2017, 2016, and 2015, respectively	877,387,104	754,832,603	632,777,455
Premises and equipment, net	2,601,293	2,239,765	2,570,581
Accrued interest receivable	3,866,749	3,212,568	2,801,266
Deferred income taxes	3,381,482	4,414,336	2,907,001
Foreclosed real estate	92,714	89,551	202,813
Core deposit intangible	—	—	16,838
Prepaid income taxes	1,532,468	—	—
Other assets	2,093,723	3,232,174	1,833,727
Total assets	$1,026,008,747	$905,600,334	$743,428,739

Liabilities
Deposits
Noninterest bearing, including related party balances of $18,316,988, $19,537,848, and $8,451,110 for the years ended December 31, 2017, 2016, and 2015, respectively	$196,635,473	$156,206,247	$122,245,735
Interest bearing, including related party balances of $159,656,737, $151,285,047, and $112,802,923 for the years ended December 31, 2017, 2016, and 2015, respectively	708,263,509	634,718,249	507,570,949
Total deposits	904,898,982	790,924,496	629,816,684
Securities sold under agreements to repurchase	11,260,363	9,659,094	12,439,952
Federal Home Loan Bank advances	2,000,000	6,000,000	11,000,000
Other borrowed funds	17,361,231	17,326,840	23,629,125
Accrued interest payable	1,083,532	776,346	611,761
Other liabilities	9,285,564	10,165,856	6,274,378
Total liabilities	945,889,672	834,852,632	683,771,900

Commitments and contingencies (see Notes 15, 18, and 19)

Stockholders’ equity
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding at December 31, 2017, 2016, and 2015	—	—	—
Common stock, $.01 par value; 49,000,000 shares authorized; 11,537,196; 11,144,696; and 10,225,780 issued and outstanding at December 31, 2017, 2016, and 2015, respectively(1)	115,372	111,447	102,258
Additional paid-in capital(1)	27,050,741	24,617,135	22,749,269
Retained earnings	53,199,657	46,050,383	36,609,513
Accumulated other comprehensive income (loss)	(246,695)	(31,263)	195,799
Total stockholders’ equity	80,119,075	70,747,702	59,656,839
Total liabilities and stockholders’ equity	$1,026,008,747	$905,600,334	$743,428,739
_______________
(1) Shares of common stock authorized, issued and outstanding and additional paid-in capital totals have been adjusted to reflect the four-for-one stock split completed effective August 15, 2018.

See Notes to Consolidated Financial Statements
F-31

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Income For the Years Ended December 31, 2017, 2016, and 2015

	2017	2016	2015
Interest income
Loans, including fees	$54,996,087	$48,064,465	$37,166,925
Investment securities available for sale	1,067,359	890,161	867,239
Federal funds sold and other	602,133	288,438	219,588
Total interest income	56,665,579	49,243,064	38,253,752
Interest expense
Deposits, including $1,172,056, $1,030,605, and $583,340 paid to related parties for the years ended December 31, 2017, 2016, and 2015, respectively	6,434,194	4,856,842	3,338,868
Borrowed funds	1,320,979	1,627,149	1,238,857
Total interest expense	7,755,173	6,483,991	4,577,725
Net interest income	48,910,406	42,759,073	33,676,027
Provision for loan losses	2,654,774	4,291,217	1,608,771
Net interest income after provision for loan losses	46,255,632	38,467,856	32,067,256

Noninterest income
Service charges on deposits	460,215	433,077	364,954
Credit card fees	4,013,588	3,330,696	2,134,461
Mortgage banking revenue	10,377,021	16,452,400	12,144,824
Loss on sale of foreclosed real estate	(51,568)	(44,800)	(12,274)
Loss on disposal of premises and equipment	(77,306)	—	(30,685)
Other fees and charges	427,283	301,567	327,313
Total noninterest income	15,149,233	20,472,940	14,928,593

Noninterest expenses
Salaries and employee benefits	23,818,782	25,296,934	20,881,087
Occupancy and equipment	3,829,148	3,430,087	3,131,303
Professional fees	1,874,562	1,326,169	1,262,933
Data processing	10,620,506	5,399,728	3,448,865
Advertising	1,921,850	1,822,686	1,430,314
Loan processing	1,408,573	2,448,303	1,686,291
Other operating	3,833,072	3,655,698	2,976,140
Total noninterest expenses	47,306,493	43,379,605	34,816,933
Income before income taxes	14,098,372	15,561,191	12,178,916
Income tax expense	6,989,522	6,120,321	4,687,208
Net income	$7,108,850	$9,440,870	$7,491,708

Basic earnings per share(1)	$0.63	$0.86	$0.78
Diluted earnings per share(1)	$0.62	$0.84	$0.74

Weighted average common shares outstanding:
Basic earnings per share(1)	11,261,132	10,963,132	9,620,080
Diluted earnings per share(1)	11,428,000	11,289,044	10,488,036
_______________
(1) Weighted average common shares outstanding used in the computation of basic and diluted net income per common share were adjusted to reflect the four-for-one stock split completed effective August 15, 2018,

See Notes to Consolidated Financial Statements
F-32

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Comprehensive Income For the Years Ended December 31, 2017, 2016, and 2015

	2017	2016	2015
Net income	$7,108,850	$9,440,870	$7,491,708

Other comprehensive loss
Unrealized loss on investment securities available for sale	(302,029)	(382,856)	(209,854)
Unrealized gain (loss) on cash flow hedging derivative	12,973	7,832	(14,284)
	(289,056)	(375,024)	(224,138)
Income tax benefit relating to the items above	114,048	147,962	88,347
Other comprehensive loss	(175,008)	(227,062)	(135,791)
Total comprehensive income	$6,933,842	$9,213,808	$7,355,917

See Notes to Consolidated Financial Statements
F-33

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Changes in Stockholders’ Equity For the Years Ended December 31, 2017, 2016, and 2015

	Common stock		Additional Paid-in Capital(1)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares(1)	Amount(1)
Balance, December 31, 2014	9,562,820	$95,628	$20,671,595	$29,117,805	$331,590	$50,216,618

Net income	—	—	—	7,491,708	—	7,491,708
Unrealized loss on investment securities available for sale, net of income taxes of $82,277	—	—	—	—	(127,077)	(127,077)
Unrealized loss on cash flow hedging derivative, net of income taxes of $5,570	—	—	—	—	(8,714)	(8,714)
Stock options exercised, including tax benefit of $221,519	208,140	2,081	801,687	—	—	803,768
Common stock issued upon conversion of debt	555,356	5,553	1,660,515	—	—	1,666,068
Shares issued as compensation	129,480	1,296	630,938	—	—	632,234
Stock-based compensation	—	—	360,709	—	—	360,709
Shares repurchased and retired	(230,016)	(2,300)	(1,376,175)	—	—	(1,378,475)

Balance, December 31, 2015	10,225,780	102,258	22,749,269	36,609,513	195,799	59,656,839

Net income	—	—	—	9,440,870	—	9,440,870
Unrealized loss on investment securities available for sale, net of income taxes of $151,017	—	—	—	—	(231,839)	(231,839)
Unrealized gain on cash flow hedging derivative, net of income taxes of $3,055	—	—	—	—	4,777	4,777
Stock options exercised, including tax benefit of $100,874	191,740	1,916	768,548	—	—	770,464
Common stock issued upon conversion of debt	1,111,312	11,113	3,322,823	—	—	3,333,936
Shares issued as compensation	79,880	800	553,904	—	—	554,704
Stock-based compensation	—	—	638,722	—	—	638,722
Shares repurchased and retired	(464,016)	(4,640)	(3,416,131)	—	—	(3,420,771)

Balance, December 31, 2016	11,144,696	111,447	24,617,135	46,050,383	(31,263)	70,747,702

Net income	—	—	—	7,108,850	—	7,108,850
Unrealized loss on investment securities available for sale, net of income taxes of $119,165	—	—	—	—	(182,893)	(182,893)
Unrealized gain on cash flow hedging derivative, net of income taxes of $5,118	—	—	—	—	7,885	7,885
Reclassification of other comprehensive loss due to tax rate change	—	—	—	40,424	(40,424)	—
Stock options exercised, including tax benefit of $129,972	358,332	3,583	1,663,920	—	—	1,667,503
Shares issued as compensation	102,660	1,027	774,783	—	—	775,810
Stock-based compensation	—	—	506,160	—	—	506,160
Shares repurchased and retired	(68,492)	(685)	(511,257)	—	—	(511,942)

Balance, December 31, 2017	11,537,196	$115,372	$27,050,741	$53,199,657	$(246,695)	$80,119,075
_______________
(1) Shares of common stock outstanding, common stock amount and additional paid-in capital totals have been adjusted to reflect the four-for-one stock split completed effective August 15, 2018.

See Notes to Consolidated Financial Statements
F-34

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Cash Flows For the Years ended December 31, 2017, 2016, and 2015

	2017	2016	2015
Cash flows from operating activities
Interest received	$56,385,684	$49,567,807	$38,474,607
Noninterest revenue received	4,823,780	4,170,047	2,900,043
Interest paid	(7,413,596)	(6,319,406)	(4,269,317)
Cash paid to employees and suppliers	(43,691,703)	(39,992,366)	(32,216,475)
Origination of loans held for sale	(435,821,602)	(853,673,849)	(754,964,791)
Proceeds from sale of loans held for sale	469,021,187	859,837,110	770,891,223
Income taxes paid	(8,360,709)	(6,053,689)	(4,146,530)
Net cash provided by operating activities	34,943,041	7,535,654	16,668,760

Cash flows from investing activities
Proceeds from maturity, paydowns, or call of investment securities available for sale	6,202,621	13,468,457	8,945,620
Purchase of investment securities available for sale	(12,809,934)	(22,882,626)	(9,154,735)
Purchase of Federal Reserve Bank and FHLB stock	(75,750)	(173,150)	870,800
(Increase) decrease in certificates of deposit in other financial institutions	—	—	3,711,500
Loans originated, net of repayments	(126,403,322)	(126,907,142)	(134,381,906)
Proceeds from sale of foreclosed real estate	1,026,435	10,200	258,721
Purchase of property, equipment, and software	(1,307,623)	(670,425)	(1,955,045)
Net cash used by investing activities	(133,367,573)	(137,154,686)	(131,705,045)

Cash flows from financing activities
Increase (decrease) in
Time deposits, including related party balances of $30,496, $1,099,844, and $1,011,518 for the years ended December 31, 2017, 2016, and 2015, respectively	8,114,105	78,980,629	27,296,462
Other deposits, including related party balances of $7,120,334, $48,469,018, and $37,011,737 for the years ended December 31, 2017, 2016, and 2015, respectively	105,860,381	82,127,183	100,545,978
Securities sold under agreements to repurchase	1,601,269	(2,780,858)	451,492
Federal Home Loan Bank advances, net	(4,000,000)	(5,000,000)	(25,000,000)
Other borrowed funds	—	(2,968,349)	13,233,193
Repurchase of common stock	(511,942)	(3,420,771)	(1,378,475)
Proceeds from exercise of stock options	1,537,531	669,590	582,249
Net cash provided by financing activities	112,601,344	147,607,424	115,730,899

Net increase in cash and cash equivalents	14,176,812	17,988,392	694,614

Cash and cash equivalents, beginning of year	38,134,199	20,145,807	19,451,193

See Notes to Consolidated Financial Statements
F-35

Capital Bancorp, Inc. and Subsidiaries Consolidated Statements of Cash Flows, continued For the Years ended December 31, 2017, 2016, and 2015

	2017	2016	2015
Cash and cash equivalents, end of year	$52,311,011	$38,134,199	$20,145,807
Reconciliation of net income to net cash provided (used) by operating activities
Net income	$7,108,850	$9,440,870	$7,491,708

Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	2,654,774	4,291,217	1,608,771
Provision for off balance sheet credit risk	100,000	225,000	15,000
Provision for recourse on mortgage loans sold, net	15,212	(120,121)	20,016
Depreciation and amortization	982,833	949,238	906,810
Net amortization on investment securities	261,405	221,713	132,349
Stock-based compensation	506,160	638,722	360,709
Director and employee compensation paid in Company stock	775,810	554,704	632,234
Deferred income taxes	(238,698)	(1,359,370)	(342,382)
Deferred tax asset adjustment for change in corporate income tax rate	1,385,599	—	—
Amortization of core deposit intangible	—	16,838	22,543
Income tax benefit of stock options exercised	129,972	100,874	221,519
Write-down of foreclosed real estate	—	104,707	104,000
Loss on sale of foreclosed real estate	51,568	44,800	12,274
Loss on disposal of premises and equipment	77,306	—	30,685
Amortization of debt issuance costs	34,391	—	—
(Increase) decrease in
Loans held for sale	22,822,564	(10,289,139)	3,781,608
Accrued interest receivable	(654,181)	(411,302)	(591,323)
Other assets and prepaid income taxes	(491,778)	(1,392,454)	1,177,905
Increase (decrease) in
Accrued interest payable	307,186	164,585	308,408
Other liabilities and income taxes payable	(998,813)	3,840,440	96,097
Deferred loan origination fees	112,881	514,332	679,829
Net cash provided by operating activities	$34,943,041	$7,535,654	$16,668,760

Supplemental cash flow information
Loans transferred to foreclosed real estate	$1,081,166	$46,445	$123,811

See Notes to Consolidated Financial Statements
F-36

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies
Basis of presentation:
The accompanying consolidated financial statements include the activity of Capital Bancorp, Inc., the “Company,” and its wholly-owned subsidiaries, Capital Bank, NA, the “Bank,” and Church Street Capital, LLC. All intercompany transactions have been eliminated in consolidation. The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry.
On August 15, 2018, the Company completed a four-for-one stock split of the Company's authorized, issued, and outstanding common stock, par value $.01 per share (the "Stock Split"). At the effective time of the Stock Split, each share of the Company's issued and outstanding common stock was automatically increased to four shares issued and outstanding. No fractional shares were issued in connection with the Stock Split. There was no change to the par value of our common stock as a result of the stock split. All share and share-related information presented in these consolidated financial statements have been retroactively adjusted to reflect the increased number of shares resulting from the Stock Split.
Nature of operations:
The Company’s primary operations are conducted by the Bank, which operates branches in Rockville, Columbia and North Bethesda, Maryland, and the District of Columbia. The Bank is principally engaged in the business of investing in commercial, real estate, and credit card loans and attracting deposits. The Bank also originates residential mortgages for sale in the secondary market. The Company formed Church Street Capital, LLC, in 2014 to provide short-term secured real estate financing to Washington, D.C., area investors and developers that may not meet all Bank credit criteria.
The Bank purchased three failed banks through FDIC auctions in 2011, 2012, and 2013, two in the Philadelphia, Pennsylvania market and one in Asheville, North Carolina. Loans acquired from the three institutions are included within Note 4.
Organization:
The Company was incorporated under the laws of the State of Maryland on February 24, 1998, primarily to hold all of the outstanding shares of common stock of the Bank. On December 14, 1999, the Bank received authority from the Federal Deposit Insurance Corporation (FDIC) and Office of the Comptroller of the Currency (OCC) to begin banking operations.
Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks,

F-37

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

interest bearing deposits with banks and federal funds sold. Generally, federal funds are sold for one-day periods.
Federal Reserve Bank and Federal Home Loan Bank stock:
Federal Reserve Bank and Federal Home Loan Bank stock are carried at cost, which approximates fair value. As a member of the Federal Home Loan Bank, the Company is required to purchase stock based on its total assets. Additional stock is purchased and redeemed based on outstanding Federal Home Loan Bank advances to the Company.
Investment securities:
Investment securities are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders’ equity on an after-tax basis. Premiums and discounts on investment securities are amortized or accreted using the interest method.
Loans held for sale:
Mortgage loans originated and intended for sale are recorded at fair value, determined individually, as of the balance sheet date. Fair value is determined based on outstanding investor commitments, or in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined by the specific-identification method. The Company’s current practice is to sell residential mortgage loans on a servicing released basis, and, therefore, it has no intangible asset recorded for the value of such servicing. Interest on loans held for sale is credited to income based on the principal amounts outstanding.
Upon sale and delivery, loans are legally isolated from the Company and the Company has no ability to restrict or constrain the ability of third‑party investors to pledge or exchange the mortgage loans. The Company does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause third‑party investors to put the mortgage loans back to the Company. Unrealized and realized gains on loan sales are determined using the specific-identification method and are recognized through mortgage banking activity in the Consolidated Statements of Income.
The Company elected to measure loans held for sale at fair value to better align reported results with the underlying economic changes in value of the loans on the Company’s balance sheet.
Loans and the Allowance for Loan Losses:
Loans are stated at the principal amount outstanding, adjusted for deferred origination fees, deferred origination costs, discounts on loans acquired, and the allowance for loan losses. Interest is accrued based on the loan principal balances and stated interest rates. Origination fees and costs are recognized as an adjustment to the related loan yield using approximate interest methods. The Company discontinues the accrual of interest when any portion of the principal and interest is 90 days past due and collateral is insufficient to discharge the debt in full. Generally, interest payments on nonaccrual loans are recorded as a reduction of the principal balance.
Loans are considered impaired when, based on current information, management believes the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are reviewed for impairment when the risk grade for a loan is downgraded to a classified asset category. The loans are evaluated for appropriate classification, accrual, impairment, and troubled debt restructure status. If collection of principal is evaluated as doubtful, all payments are applied to principal.
The allowance for loan losses is estimated to adequately provide for probable future losses on existing loans. The allowance consists of specific and general components. For loans that are classified as impaired, an allowance is established when the collateral value, if the loan is collateral dependent, or the discounted cash flows of the impaired

F-38

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

loan is lower than the carrying value of that loan. The general component covers pools of nonclassified loans and is based on historical loss experience adjusted for qualitative factors. There may be an unallocated component of the allowance, which reflects the margin of imprecision inherent in the underlying assumptions used in the method for estimating specific and general losses in the portfolio. Actual loan performance may differ from those estimates. A loss is recognized as a charge to the allowance when management believes that collection of the loan is unlikely. Collections of loans previously charged off are added to the allowance at the time of recovery.
Foreclosed real estate:
Foreclosed real estate is recorded at the lower of cost or fair value less estimated selling costs on the date acquired. In general, cost equals the outstanding balance of the loan at the time of foreclosure. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated fair value of the property are included in noninterest expenses.
Premises and equipment:
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related property. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is less. Expenditures for maintenance, repairs, and minor replacements are charged to noninterest expenses as incurred.
Income Taxes:
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized when it is deemed more likely than not that the benefits of such deferred income taxes will be realized.
In December 2017, the President of the United States signed the Tax Cuts and Jobs Act of 2017. While a reduction in the federal corporate income tax rate from 34% to 21% will take effect in 2018, the enactment of the law in 2017 required the Company to revalue its deferred tax assets and liabilities as of December 31, 2017. The Company recorded net income tax expense of $1.4 million related to this revaluation. Of this amount, $40 thousand of expense was attributable to the Company's net deferred tax asset for unrealized losses on available for sale securities and cash flow hedge. In addition to adjusting the deferred tax asset for this item, the Company recorded an adjustment to accumulated other comprehensive income with a transfer to retained earnings.

F-39

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

Investment in affordable housing project:
The Company has invested in a limited partnership formed in 2012 to build and operate an affordable housing facility. The expected return on the investment is in the form of tax credits and tax deductions from operating losses. The principal risk associated with such an investment results from potential noncompliance with the conditions in the tax law to qualify for the tax benefits, which could result in recapture of the tax benefits. The Company will make additional capital investments of $456,424 per year through 2021 in the limited partnership. The Company accounts for the investment and related income using the effective yield method. The balances of the investment and related income as of and for the years ended December 31, 2017, 2016, and 2015, were:

	2017	2016	2015
Investment included in other assets	$299,733	$302,117	$305,720
Related income included in noninterest revenue	29,944	30,649	31,414
The Company recognized affordable tax credits of $375,494 for 2017, 2016, and 2015, and other tax benefits of $125,000, $163,000, and $147,000, for 2017, 2016, and 2015, respectively.
Derivative Financial Instruments:
The Company enters into commitments to fund residential mortgage loans (interest rate locks) with the intention of selling them in the secondary market. The Company also enters into forward sales agreements for certain funded loans and loan commitments. The Company records unfunded commitments intended for loans held for sale and forward sales agreements at fair value with changes in fair value recorded as a component of mortgage banking revenue. Loans originated and intended for sale in the secondary market are carried at fair value. For pipeline loans which are not pre-sold to an investor, the Company manages the interest rate risk on rate lock commitments by entering into forward sale contracts, whereby the Company obtains the right to deliver securities to investors in the future at a specified price. Such contracts are accounted for as derivatives and are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage banking revenue.
The Company accounts for derivative instruments and hedging activities according to guidelines established in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815-10, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of derivatives designated and accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Any hedge ineffectiveness would be recognized in the income statement line item pertaining to the hedged item. Changes in fair value of derivative financial instruments that do not meet hedging criteria are recognized currently in income. See Note 6 to the Consolidated Financial Statements for more information on our derivative financial instruments.

F-40

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

Earnings per share:
Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, adjusted for the dilutive effect of stock options and restricted stock using the treasury stock method, and assuming the conversion of shares under the convertible subordinated notes using the if-converted method. The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings per common share. All share and per common share amounts have been adjusted to reflect the Stock Split. Refer to Notes 1 and 21 for additional information.

	2017			2016			2015
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Net income available to common stockholders	$7,108,850	11,261,132	$0.63	$9,440,870	10,963,132	$0.86	$7,491,708	9,620,080	$0.78

Effect of dilutive securities	—	166,868		46,758	325,912		280,500	867,956
Dilutive EPS per common share	$7,108,850	11,428,000	$0.62	$9,487,628	11,289,044	$0.84	$7,772,208	10,488,036	$0.74
The assumption of conversion of shares under the convertible subordinated notes using the if‑converted method increased net income for purposes of calculating diluted earnings per share by $46,758 and $280,500 for the years ended December 31, 2016 and 2015, respectively.
Preferred stock:
The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock with a par value of $0.01 per share. The shares may be issued from time to time as shares of one or more series. The description of each series, including the designation, preferences, conversion and other rights, voting powers, restrictions and other terms will be determined prior to issuance of any shares.
Comprehensive income:
The Company reports as comprehensive income all changes in stockholders’ equity during the year from sources other than stockholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income.

F-41

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

The Company’s only two components of other comprehensive income are unrealized gains and losses on investment securities available-for-sale, net of income taxes and unrealized gains and losses on cash flow hedges, net of income taxes. Information concerning the Company’s accumulated other comprehensive income (loss) for the years ended December 31, 2017, 2016, and 2015 are as follows:

	2017	2016	2015
Unrealized gains (losses) on securities available-for-sale	$(347,155)	$(45,126)	$337,730
Deferred tax (expense) benefit	95,528	17,799	(133,217)
Other comprehensive income (loss), net of tax	(251,627)	(27,327)	204,513

Unrealized gains (losses) on cash flow hedges	6,521	(6,452)	(14,284)
Deferred tax (expense) benefit	(1,589)	2,516	5,570
Other comprehensive income (loss), net of tax	4,932	(3,936)	(8,714)

Total accumulated comprehensive income (loss)	$(246,695)	$(31,263)	$195,799
Stock options:
The Company accounts for employee and director stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock based compensation expense at the date of grant. Compensation expense related to stock option awards is recognized over the period during which an individual is required to provide service in exchange for the option award. For the years ended December 31, 2017, 2016, and 2015, the Company recorded compensation expense related to stock options granted of $506,160, $638,722, and $360,709 respectively.
Subsequent events:
Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.
Recently issued accounting pronouncements:
In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017.
The Company will apply the guidance using a modified retrospective approach. The Company’s revenue is comprised of net interest income and noninterest income. The scope of the guidance explicitly excludes net interest income as well as many other revenues for financial assets and liabilities including loans, leases, securities, and derivatives. Accordingly, the majority of our revenues will not be affected. The Company is currently assessing our revenue contracts related to revenue streams that are within the scope of the standard. Our accounting policies will not change materially since the principles of revenue recognition from the Accounting Standards Update (ASU) are largely consistent with existing guidance and current practices applied by our businesses. We have not identified material

F-42

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

changes to the timing or amount of revenue recognition. Based on the updated guidance, we do anticipate changes in our disclosures associated with our revenues. We will provide qualitative disclosures of our performance obligations related to our revenue recognition as we continue to evaluate disaggregation for significant categories of revenue in the scope of the guidance.
In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its financial statements.
In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.
We expect to adopt the guidance using the modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental balance sheet recognition for lessees. We have started an initial evaluation of our leasing contracts and activities. We have also started developing our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments (the December 31, 2017 future minimum lease payments were $2.8 million). We do not expect a material change to the timing of expense recognition, but we are early in the implementation process and will continue to evaluate the impact. We are evaluating our existing disclosures and may need to provide additional information as a result of adoption of the ASU.
In March 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments will be effective for the Company for reporting periods beginning after December 15, 2017. The Company does not expect these amendments to have a material effect on its financial statements.
In June 2016, the FASB issued guidance to change the accounting for credit losses and modify the impairment model for certain debt securities. The amendments will be effective for the Company for reporting periods beginning after December 15, 2019. Early adoption is permitted for all organizations for periods beginning after December 15, 2018.
The Company will apply the amendments to the ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, we do not expect to elect that option. We are evaluating the impact of the ASU on our consolidated financial statements. In addition to our allowance for loan losses, we will also record an allowance for credit losses on debt securities instead of applying the impairment model currently utilized. The amount of the adjustments will be impacted by each portfolio’s composition and credit quality at the adoption date as well as economic conditions and forecasts at that time.
In March 2017, the FASB amended the Receivables topic of the Accounting Standards Codification to eliminate the current diversity in practice with respect to the amortization period for certain purchased callable debt securities held at a premium. The amendments in this update shorten the amortization period for callable debt securities held at a premium, requiring the premium to be amortized to the earliest call date. This guidance is effective for the Company beginning after December 15, 2019. The Company does not expect these amendments to have a material effect on its financial statements.

F-43

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

In January 2017, the FASB amended the Intangibles topic of the Accounting Standards Codification to simplify an entity’s required test for impairment of goodwill by eliminating Step 2 from the goodwill impairment test. In Step 2, an entity measured goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under this Update, an entity should perform its annual or quarterly goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and record an impairment charge for the excess of the carrying amount over the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit and the entity must consider the income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. This guidance is effective for the Company beginning after December 15, 2019. The Company does not expect these amendments to have a material effect on its financial statements.
In January 2017, the FASB amended the Business Combinations topic of the Accounting Standards Codification to clarify the definition of a business to provide entities with assistance in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a screen to determine when an integrated set of assets and activities (a “set”) is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable assets or a group of similar identifiable assets, the set is not a business. The screen thus reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set has outputs. Although outputs are not required for an asset to be a business, outputs generally are a key element of a business; therefor, the Board has developed more stringent criteria for sets without outputs. This guidance is effective for the Company beginning after December 15, 2017, including interim periods within those periods. The Company does not expect these amendments to have a material effect on its financial statements.
In February 2017, the FASB amended the Other Income Topic of the Accounting Standards Codification to clarify the scope of the guidance on nonfinancial asset derecognition as well as the accounting for partial sales of nonfinancial assets. The amendments conform the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard. The amendments will be effective for the Company for reporting periods beginning after December 15, 2017. The Company does not expect these amendments to have a material effect on its financial statements.
In May 2017, the FASB amended the requirements in the Compensation-Stock Compensation Topic of the Accounting Standards Codification related to changes to the terms or conditions of a share-based payment award. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The amendments will be effective for the Company for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.
In August 2017, the FASB amended the requirements of the Derivatives and Hedging Topic of the Accounting Standards Codification to improve the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.
In September 2017, the FASB updated the Revenue from Contracts with Customers and the Leases Topics of the Accounting Standards Codification. The amendments incorporate into the Accounting Standards Codification recent SEC guidance about certain public business entities (PBEs) electing to use the non-PBE effective dates solely to adopt the FASB’s new standards on revenue and leases. The amendments were effective upon issuance. The Company is

F-44

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 1 - Summary of Significant Accounting Policies (continued)

currently in the process of evaluating the impact of adoption of this guidance, however it does not expect these amendments to have a material effect on its financial statements.
In November 2017, the FASB updated the Income Statement and Revenue from Contracts with Customers Topics of the Accounting Standards Codification. The amendments incorporate into the Accounting Standards Codification recent SEC guidance related to revenue recognition. The amendments were effective upon issuance. The Company is currently evaluating the impact on revenue recognition, however it does not expect these amendments to have a material effect on its financial statements.
In February 2018, the FASB updated the Income Statement – Reporting Comprehensive Income and Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income Topics of the ASC. The update requires companies to reclassify the stranded effects in other comprehensive income to retained earnings as a result of the change in the tax rates under the Tax Cuts and Jobs Act (the “2017 Tax Act”). The Company has opted to early adopt this pronouncement by retrospective application to each period in which the effect of the change in the tax rate under the 2017 Tax Act is recognized. The impact of the reclassification from other comprehensive income to retained earnings is included in the Statement of Changes in Stockholders’ Equity.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
Reclassifications:
Certain reclassifications have been made to amounts previously reported to conform to the current year presentation. The reclassifications had no effect on net income or total stockholders’ equity.
Note 2 - Cash and Cash Equivalents
The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2017, 2016, and 2015, the requirements were satisfied by amounts on deposits with the Federal Reserve Bank and cash on hand.

F-45

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 3 - Investment Securities

The amortized cost and estimated fair value of investment securities at December 31, 2017, 2016, and 2015, are summarized as follows:

December 31, 2017	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
U.S. government-sponsored enterprises	$17,487,633	$1,896	$119,822	$17,369,707
Municipal	518,460	—	2,774	515,686
Corporate	3,059,661	66,700	49,918	3,076,443
	21,065,754	68,596	172,514	20,961,836
Mortgage-backed securities	33,310,113	178,782	422,019	33,066,876
	$54,375,867	$247,378	$594,533	$54,028,712

December 31, 2016
Available for sale
U.S. government-sponsored enterprises	$17,479,807	$46,600	$58,494	$17,467,913
Corporate	3,060,151	37,900	19,505	3,078,546
	20,539,958	84,500	77,999	20,546,459
Mortgage-backed securities	27,490,001	274,922	326,549	27,438,374
	$48,029,959	$359,422	$404,548	$47,984,833

December 31, 2015
Available for sale
U.S. government-sponsored enterprises	$17,491,251	$38,704	$4,883	$17,525,072
Corporate	1,558,144	7,418	38,057	1,527,505
	19,049,395	46,122	42,940	19,052,577
Mortgage-backed securities	19,788,110	425,281	90,733	20,122,658
	$38,837,505	$471,403	$133,673	$39,175,235
No securities were sold during the years ended December 31, 2017, 2016, and 2015.

F-46

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 3 - Investment Securities (continued)

Information related to unrealized losses in the investment portfolio as of December 31, 2017, 2016, and 2015, are as follows:

	Less than 12 months		12 months or longer		Total
December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government-sponsored enterprises	$8,967,200	$26,300	$7,905,500	$93,522	$16,872,700	$119,822
Municipal	515,686	2,774	—	—	515,686	2,774
Corporate	—	—	1,009,750	49,918	1,009,750	49,918
Mortgage-backed securities	11,203,762	164,635	13,645,164	257,384	24,848,926	422,019
	$20,686,648	$193,709	$22,560,414	$400,824	$43,247,062	$594,533

December 31, 2016
U.S. government-sponsored enterprises	$7,940,000	$58,494	$—	$—	$7,940,000	$58,494
Corporate	522,496	5,163	518,150	14,342	1,040,646	19,505
Mortgage-backed securities	16,859,505	314,584	106,208	11,965	16,965,713	326,549
	$25,322,001	$378,241	$624,358	$26,307	$25,946,359	$404,548

December 31, 2015
U.S. government-sponsored enterprises	$1,998,200	$1,800	$4,013,000	$3,083	$6,011,200	$4,883
Corporate	1,022,550	38,057	—	—	1,022,550	38,057
Mortgage-backed securities	5,141,397	42,719	1,569,704	48,014	6,711,101	90,733
	$8,162,147	$82,576	$5,582,704	$51,097	$13,744,851	$133,673
The gross unrealized losses are not considered by management to be other-than-temporary impairments. Temporary impairment is caused by market rate fluctuations. Management has the ability and the intent to hold these investment securities until maturity or until they recover in value.

F-47

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 3 - Investment Securities (continued)

A summary of pledged securities at December 31, 2017, 2016, and 2015, are shown below:

	2017		2016		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities pledged for
Securities sold under agreements to repurchase	$14,404,672	$14,474,731	$16,440,448	$16,580,196	$20,984,673	$21,259,204
Federal Home Loan Bank advances	7,432,948	7,453,508	8,373,566	8,453,348	9,554,612	9,680,612
	$21,837,620	$21,928,239	$24,814,014	$25,033,544	$30,539,285	$30,939,816
Contractual maturities of U.S. government-sponsored enterprises and corporate securities at December 31, 2017, 2016, and 2015, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2017		2016		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Maturing
Within one year	$—	$—	$—	$—	$497,536	$504,900
Over one to five years	17,487,633	17,369,707	17,479,807	17,467,909	17,491,251	17,525,127
Over five to ten years	2,518,460	2,582,386	—	—	—	—
Over ten years	1,059,661	1,009,743	3,060,151	3,078,550	1,060,608	1,022,550
	$21,065,754	$20,961,836	$20,539,958	$20,546,459	$19,049,395	$19,052,577
Mortgage-backed securities are due in monthly installments and are not included in the above tables.

F-48

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable

Major classifications of loans as of December 31 are as follows:

	2017	2016	2015
Real estate
Residential	$342,683,903	$286,331,803	$225,184,783
Commercial	259,852,933	234,869,664	190,776,541
Construction	144,932,066	134,540,068	129,304,099
Commercial	108,981,942	87,562,830	79,003,446
Credit card	31,506,477	20,445,914	13,811,810
Other consumer	1,053,233	1,156,701	2,232,736
	889,010,554	764,906,980	640,313,415
Deferred origination fees, net	(1,590,250)	(1,477,369)	(963,037)
Allowance for loan losses	(10,033,200)	(8,597,008)	(6,572,923)
Loans receivable, net	$877,387,104	$754,832,603	$632,777,455
The Company makes loans to customers located primarily in the Washington, D.C. metropolitan area. Although the loan portfolio is diversified, its performance will be influenced by the regional economy.
Approximately $29.4 million, $19.3 million, and $13.3 million of the credit card balances were secured by savings deposits held by the Company, as of December 31, 2017, 2016, and 2015, respectively.
Loans acquired through acquisitions are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. In estimating the fair value of loans acquired, certain factors were considered, including the remaining lives of the acquired loans, payment history, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, and the net present value of cash flows expected. Discounts on loans that were not considered impaired at acquisition were recorded as an accretable discount, which will be recognized in interest revenue over the terms of the related loans. For loans considered to be impaired, the difference between the contractually required payments and expected cash flows was recorded as a nonaccretable discount. Generally, the nonaccretable discount will be recognized after collection of the discounted fair value of the related loan. The remaining nonaccretable discounts on loans acquired were $601 thousand, $1.1 million, and $1.5 million as of December 31, 2017, 2016, and 2015, respectively. Loans with nonaccretable discounts had a carrying value of $1.5 million, $2.3 million, and $2.5 million as of December 31, 2017, 2016, and 2015, respectively. The activity in the accretable discounts on loans acquired during the years ended December 31, 2017, 2016, and 2015, was as follows:

	2017	2016	2015
Accretable discount at beginning of year	$676,200	$1,083,916	$2,005,369
Accretion and payoff of loans	(133,637)	(338,682)	(383,704)
Reclassification from nonaccretable	—	—	125,416
Reclassification to nonaccretable	—	(69,034)	(663,165)
Accretable discount at end of year	$542,563	$676,200	$1,083,916

F-49

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

A summary of transactions in the allowance for loan losses, by loan classification, during the years ended December 31, 2017, 2016, and 2015, follows:

						Allowance for Loan Losses Ending Balance Evaluated for Impairment:		Outstanding Loan Balances Evaluated for Impairment:
December 31, 2017	Beginning Balance	Provision for Loan Losses	Charge-Offs	Recoveries	Ending Balance	Individually	Collectively	Individually	Collectively
Real estate
Residential	$2,663,555	$664,419	$(190,502)	$—	$3,137,472	$—	$3,137,472	$1,765,932	$340,917,971
Commercial	2,682,171	374,671	(311,586)	115,100	2,860,356	—	2,860,356	4,292,963	255,559,970
Construction	1,590,778	55,406	—	—	1,646,184	—	1,646,184	626,831	144,305,235
Commercial	1,174,316	344,357	(24,849)	2,871	1,496,695	59,959	1,436,736	1,544,165	107,437,777
Credit card	477,308	1,217,147	(1,124,357)	314,741	884,839	—	884,839	—	31,506,477
Other consumer	8,880	(1,226)	—	—	7,654	—	7,654	—	1,053,233
	$8,597,008	$2,654,774	$(1,651,294)	$432,712	$10,033,200	$59,959	$9,973,241	$8,229,891	$880,780,663

December 31, 2016
Real estate
Residential	$2,006,009	$692,283	$(42,025)	$7,288	$2,663,555	$—	$2,663,555	$1,585,395	$284,746,408
Commercial	2,111,325	544,372	(62,000)	88,474	2,682,171	—	2,682,171	1,117,346	233,752,318
Construction	1,564,922	25,856	—	—	1,590,778	—	1,590,778	—	134,540,068
Commercial	726,863	2,204,292	(1,764,869)	8,030	1,174,316	63,351	1,110,965	726,203	86,836,627
Credit card	110,494	868,844	(639,878)	137,848	477,308	—	477,308	—	20,445,914
Other consumer	53,310	(44,430)	—	—	8,880	—	8,880	—	1,156,701
	$6,572,923	$4,291,217	$(2,508,772)	$241,640	$8,597,008	$63,351	$8,533,657	$3,428,944	$761,478,036

December 31, 2015
Real estate
Residential	$1,457,731	$561,066	$(13,001)	$213	$2,006,009	$—	$2,006,009	$2,560,472	$222,624,311
Commercial	1,967,314	298,083	(154,072)	—	2,111,325	—	2,111,325	2,272,579	188,503,962
Construction	1,257,077	231,634	—	76,211	1,564,922	—	1,564,922	—	129,304,099
Commercial	810,747	162,269	(262,880)	16,727	726,863	29,100	697,763	935,930	78,067,516
Credit card	—	340,073	(229,579)	—	110,494	—	110,494	—	13,811,810
Other consumer	37,687	15,646	(23)	—	53,310	—	53,310	—	2,232,736
	$5,530,556	$1,608,771	$(659,555)	$93,151	$6,572,923	$29,100	$6,543,823	$5,768,981	$634,544,434

F-50

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

Past due loans, segregated by age and class of loans, as of December 31, 2017, 2016, and 2015, were as follows:

December 31, 2017	Loans 30-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More days Past Due	Nonaccrual Loans	Interest Not Accrued on Nonaccrual Loans
Real estate
Residential	$8,311,391	$967,529	$9,278,920	$333,404,983	$342,683,903	$—	$1,827,652	$255,607
Commercial	127,508	333,041	460,549	259,392,384	259,852,933	—	1,648,456	35,728
Construction	—	280,192	280,192	144,651,874	144,932,066	280,192	498,839	32,470
Commercial	1,219,313	910,568	2,129,881	106,852,061	108,981,942	—	1,067,445	69,839
Credit card	2,982,081	85,154	3,067,235	28,439,242	31,506,477	85,154	—	—
Other consumer	—	—	—	1,053,233	1,053,233	—	—	—
	$12,640,293	$2,576,484	$15,216,777	$873,793,777	$889,010,554	$365,346	$5,042,392	$393,644

Acquired loans included in total above	$207,818	$634,972	$842,790	$9,525,686	$10,368,476	$—	$1,366,617	$130,940

December 31, 2016
Real estate
Residential	$2,108,637	$1,309,329	$3,417,966	$282,913,837	$286,331,803	$—	$1,821,609	$283,786
Commercial	320,160	1,275,524	1,595,684	233,273,980	234,869,664	752,680	1,193,486	142,073
Construction	—	150,000	150,000	134,390,068	134,540,068	—	—	—
Commercial	328,405	560,880	889,285	86,673,545	87,562,830	—	749,758	208,796
Credit card	2,091,793	—	2,091,793	18,354,121	20,445,914	—	—	—
Other consumer	—	—	—	1,156,701	1,156,701	—	—	—
	$4,848,995	$3,295,733	$8,144,728	$756,762,252	$764,906,980	$752,680	$3,764,853	$634,655

Acquired loans included in total above	$444,970	$2,499,308	$2,944,278	$10,083,159	$13,027,437	$752,680	$2,608,370	$451,882

December 31, 2015
Real estate
Residential	$2,226,437	$1,666,022	$3,892,459	$221,292,324	$225,184,783	$19,220	$2,392,496	$269,555
Commercial	—	2,354,617	2,354,617	188,421,924	190,776,541	752,680	1,675,092	266,573
Construction	—	518,463	518,463	128,785,636	129,304,099	—	—	5,924
Commercial	280,930	752,052	1,032,982	77,970,464	79,003,446	—	935,930	141,009
Credit card	1,091,593	143	1,091,736	12,720,074	13,811,810	143	—	—
Other consumer	—	—	—	2,232,736	2,232,736	—	—	—
	$3,598,960	$5,291,297	$8,890,257	$631,423,158	$640,313,415	$772,043	$5,003,518	$683,061

Acquired loans included in total above	$429,305	$2,650,908	$3,080,213	$13,929,653	$17,009,866	$771,900	$2,292,945	$451,882

F-51

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

Impaired loans include loans acquired on which management has recorded a nonaccretable discount. Impaired loans as of December 31, 2017, 2016, and 2015, were as follows:

December 31, 2017	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment	Interest recognized
Real estate
Residential	$2,328,874	$1,765,932	$—	$1,765,932	$—	$1,947,998	$29,909
Commercial	4,677,261	4,292,963	—	4,292,963	—	4,406,692	169,124
Construction	659,301	626,831	—	626,831	—	880,468	24,267
Commercial	1,824,078	1,177,875	366,290	1,544,165	59,959	1,599,588	47,963
Credit card	—	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—	—
	$9,489,514	$7,863,601	$366,290	$8,229,891	$59,959	$8,834,746	$271,263

Acquired loans included in total above	$2,149,101	$1,365,695	$—	$1,365,695	$—	$1,552,781	$1,313

December 31, 2016
Real estate
Residential	$2,149,348	$1,585,395	$—	$1,585,395	$—	$1,670,946	$1,312
Commercial	1,711,373	1,117,346	—	1,117,346	—	1,151,705	6,639
Construction	—	—	—	—	—	—	—
Commercial	1,422,782	306,184	420,019	726,203	63,351	743,275	—
Credit card	—	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—	—
	$5,283,503	$3,008,925	$420,019	$3,428,944	$63,351	$3,565,926	$7,951

Acquired loans included in total above	$3,738,711	$2,251,111	$44,729	$2,295,840	$12,729	$2,353,650	$7,951

December 31, 2015
Real estate
Residential	$3,284,710	$2,560,472	$—	$2,560,472	$—	$2,616,231	$25,867
Commercial	3,273,470	2,272,579	—	2,272,579	—	2,333,503	62,072
Construction	—	—	—	—	—	—	—
Commercial	1,630,620	561,105	374,825	935,930	29,100	1,098,959	15,668
Credit card	—	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—	—
	$8,188,800	$5,394,156	$374,825	$5,768,981	$29,100	$6,048,693	$103,607

Acquired loans included in total above	$4,826,534	$3,058,409	$—	$3,058,409	$—	$3,205,649	$87,939

F-52

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

Credit quality indicators
As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including trends related to the risk grade of loans, the level of classified loans, net charge-offs, nonperforming loans, and the general economic conditions in the Company’s market.
The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. A description of the general characteristics of loans characterized as classified is as follows:
Special Mention
A special mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.
Borrowers may exhibit poor liquidity and leverage positions resulting from generally negative cash flow or negative trends in earnings. Access to alternative financing may be limited to finance companies for business borrowers and may be unavailable for commercial real estate borrowers.
Substandard
A substandard loan is inadequately protected by the current financial condition and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
Borrowers may exhibit recent or unexpected unprofitable operations, an inadequate debt service coverage ratio, or marginal liquidity and capitalization. These loans require more intense supervision by Company management.
Doubtful
A doubtful loan has all the weaknesses inherent as a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

F-53

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

The following table presents the December 31, 2017, 2016, and 2015, balances of classified loans based on the risk grade. Classified loans include Special Mention, Substandard, and Doubtful loans.

December 31, 2017	Special Mention	Substandard	Doubtful	Total
Real estate
Residential	$—	$1,830,112	$—	$1,830,112
Commercial	6,175,269	2,385,836	—	8,561,105
Construction	—	498,839	—	498,839
Commercial	5,729,478	1,384,630	—	7,114,108
Credit card	—	—	—	—
Other consumer	—	—	—	—
	$11,904,747	$6,099,417	$—	$18,004,164

Acquired loans included in total above	$39,098	$2,103,998	$—	$2,143,096

December 31, 2016
Real estate
Residential	$—	$1,587,395	$—	$1,587,395
Commercial	3,526,379	1,870,026	—	5,396,405
Construction	—	—	—	—
Commercial	1,071,210	726,203	—	1,797,413
Credit card	—	—	—	—
Other consumer	—	—	—	—
	$4,597,589	$4,183,624	$—	$8,781,213

Acquired loans included in total above	$39,228	$3,050,520	$—	$3,089,748

December 31, 2015
Real estate
Residential	$—	$2,301,091	$—	$2,301,091
Commercial	793,515	3,025,259	—	3,818,774
Construction	—	—	—	—
Commercial	2,536,501	752,052	183,878	3,472,431
Credit card	—	—	—	—
Other consumer	—	—	—	—
	$3,330,016	$6,078,402	$183,878	$9,592,296

Acquired loans included in total above	$38,778	$3,551,708	$—	$3,590,486
Impaired loans also include certain loans that have been modified in troubled debt restructurings (TDRs) where economic concessions have been granted to borrowers who have experienced or are expected to experience financial

F-54

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months. The status of TDRs as follows:

	Number of Contracts	Recorded Investment
December 31, 2017		Performing	Nonperforming	Total
Real estate
Residential	5	$—	$253,949	$253,949
Commercial	1	2,709,243	—	2,709,243
Construction	—	—	—	—
Commercial	3	509,535	338,024	847,559
Credit card	—	—	—	—
Other consumer	—	—	—	—
	9	$3,218,778	$591,973	$3,810,751

Acquired loans included in total above	4	$—	$151,269	$151,269

December 31, 2016
Real estate
Residential	7	$—	$491,396	$491,396
Commercial	1	—	102,490	102,490
Construction	—	—	—	—
Commercial	3	—	347,024	347,024
Credit card	—	—	—	—
Other consumer	—	—	—	—
	11	$—	$940,910	$940,910

Acquired loans included in total above	6	$—	$270,249	$270,249

December 31, 2015
Real estate
Residential	11	$267,154	$996,378	$1,263,532
Commercial	3	—	977,477	977,477
Construction	—	—	—	—
Commercial	1	—	181,446	181,446
Credit card	—	—	—	—
Other consumer	—	—	—	—
	15	$267,154	$2,155,301	$2,422,455

Acquired loans included in total above	7	$267,154	$426,721	$693,875

F-55

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 4 - Loans Receivable (continued)

During the year ended December 31, 2017, the Company modified two nonperforming loans that were considered TDRs. The loans had balances totaling $3,218,778 as of December 31, 2017, and were considered performing. During the year ended December 31, 2016, the Company modified two commercial loans that were considered TDRs. The loans had balances totaling $165,878 as of December 31, 2016, and were considered nonperforming. During the year ended December 31, 2015, the Company modified one commercial loan that was considered a TDR. The loan had a balance totaling $181,146 as of December 31, 2015, and was considered nonperforming.
No loans restructured in the twelve months prior to December 31, 2017 or 2016 went into default during the period ended December 31, 2017 or 2016. Two loans restructured in the twelve months prior to December 31, 2015 went into default during the period ended December 31, 2015.
There were $503,190, $535,577, and $315,109, respectively, of loans secured by one to four family residential properties in the process of foreclosure as of December 31, 2017, 2016, and 2015.
Note 5 - Premises and Equipment
Premises and equipment and the related depreciation and amortization consist of the following:

	Useful Lives	2017	2016	2015
Leasehold improvements	10 years	$1,065,260	$978,529	$948,310
Furniture and equipment	2 - 7 years	4,106,734	3,680,998	3,260,357
Vehicle	3 years	53,777	53,777	53,777
Software	3 years	2,163,502	1,791,965	1,693,234
Construction in progress	n/a	114,043	—	52,003
		7,503,316	6,505,269	6,007,681
Accumulated depreciation and amortization		4,902,023	4,265,504	3,437,100
Premises and equipment, net		$2,601,293	$2,239,765	$2,570,581

Depreciation and amortization expense		$982,833	$949,238	$906,810
Included in premises and equipment at December 31, 2017, 2016, and 2015, is computer software carried at an amortized cost of $960,176, $713,475, and $913,102, respectively. Software amortization expense was $455,150, $419,191, and $427,187 in 2017, 2016, and 2015, respectively. Also included in premises and equipment at December 31, 2015, were capitalized project costs of $52,003 for designing a credit card application processing website. During the year ended December 31, 2016, the project was completed and placed in service. At December 31, 2017, $112,043 was included in premises and equipment for additional redesigning of the website.

F-56

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 6 - Derivative Financial Instruments

As part of its mortgage banking activities, the Company enters into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Company then either locks the loan and rate in with an investor and commits to deliver the loan if settlement occurs (Best Efforts) or commits to deliver the locked loan to an investor in a binding (Mandatory) delivery program. Certain loans under rate lock commitments are covered under forward sales contracts. Forward sales contracts are recorded at fair value with changes in fair value recorded in mortgage banking revenue. Interest rate lock commitments and commitments to deliver loans to investors are considered derivatives. The market value of interest rate lock commitments and best efforts contracts are not readily ascertainable with precision because they are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and delivery contracts by measuring the fair value of the underlying asset, which is impacted by current interest rates and takes into consideration the probability that the rate lock commitments will close or will be funded.
Since the Company’s derivative instruments are not designated as hedging instruments, the fair value of the derivatives are recorded as a freestanding asset or liability with the change in value being recognized in current net income during the period of change.
At December 31, 2017, 2016, and 2015, the Company had open forward sales agreements with notional values of $41.0 million, $51.5 million, and $55.8 million, respectively. At December 31, 2017, 2016, and 2015, the Company had open mandatory delivery commitments of $12.6 million, $25.6 million, and $26.4 million, respectively. The open forward delivery sales agreements are composed of forward sales of loans. The fair values of the open forward sales agreements were $(42,109), $117,899, and $(57,454) at December 31, 2017, 2016, and 2015, respectively. The fair values of the open mandatory delivery commitments were $17,982, $(597,452), and $(36,843) at December 31, 2017, 2016, and 2015, respectively. Certain additional risks arise from these forward delivery contracts in that the counterparties to the contracts may not be able to meet the terms of the contracts. The Company does not expect any counterparty to fail to meet its obligation. Additional risks inherent in mandatory delivery programs include the risk that if the Company does not close the loans subject to interest rate risk lock commitments, they will be obligated to deliver loans to the counterparty under the forward sales agreement. Should this be required, the Company could incur significant costs in acquiring replacement loans and such costs could have an adverse effect on mortgage banking operations in future periods.
Interest rate lock commitments totaled $56.9 million, $65.6 million, and $69.3 million at December 31, 2017, 2016, and 2015, respectively and included $6.2 million, $6.9 million, and $3.2 million of commitments that were made on a Best Efforts basis at December 31, 2017, 2016, and 2015, respectively. The fair values of these best efforts commitments were $102,299, $64,452, and $56,714 at December 31, 2017, 2016, and 2015, respectively. The remaining hedged interest rate lock commitments totaling $50.7 million, $58.7 million, and $66.1 million at December 31, 2017, 2016, and 2015, had fair values of $107,922, $(370,418), and $133,899, respectively.
On January 7, 2015, the Company entered into an interest rate swap transaction with a notional amount of $2 million. The swap qualifies as a derivative and is designated as a hedging instrument. The swap fixes the interest rate the Company will pay on the floating rate junior subordinated debentures for four years beginning on March 16, 2015. Based on the notional amount, the Company pays FTN Financial Markets (FTN) quarterly interest at a fixed rate of 3.493% and FTN pays the Company interest at a rate of three‑month LIBOR plus 1.87%. As of December 31, 2017, 2016, and 2015, the swap had a fair value of $6,521, $(6,452), and $(14,284), respectively. The unrealized loss, net of income tax, has been recorded in other comprehensive income. Management believes there is no hedge ineffectiveness as of December 31, 2017.

F-57

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016 and 2015

Note 7 - Interest-Bearing Deposits

Major classifications of interest bearing deposits at December 31 are as follows:

	2017	2016	2015
NOW accounts	$74,662,973	$51,744,274	$36,331,262
Money market accounts	312,809,008	270,663,300	237,235,585
Savings	3,450,486	3,083,738	3,757,794
Certificates of deposit of $250,000 or more	74,930,476	46,220,015	24,980,952
Other time deposits	242,410,566	263,006,922	205,265,356
	$708,263,509	$634,718,249	$507,570,949
The aggregate amount of brokered certificates of deposit was $72.5 million, $60.6 million, and $36.6 million at December 31, 2017, 2016, and 2015, respectively. The aggregate amount of Certificate of Deposit Account Registry Service (“CDARS”) reciprocal deposits was $61.0 million, $62.1 million, and $39.3 million at December 31, 2017, 2016, and 2015, respectively.
As of December 31, 2017, certificates of deposit mature as follows:

2018	$263,085,448
2019	41,522,868
2020	1,258,355
2021	11,202,371
2022, and thereafter	272,000
$317,341,042
Note 8 - Securities Sold Under Agreements to Repurchase
The Company sells securities under repurchase agreements to provide cash management services to commercial account customers. These overnight borrowings are summarized as follows:

	2017	2016	2015
Average amount outstanding	$9,683,753	$10,279,683	$11,552,542
Average rate paid during the year	0.15%	0.15%	0.14%
Maximum amount outstanding at month end	$12,471,656	$13,031,543	$14,050,606

Investment securities pledged to secure the underlying agreements at year end
Amortized cost	$14,404,672	$16,440,448	$20,984,673
Estimated fair value	14,474,731	16,580,196	21,259,204

F-58

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 9 - Borrowed Funds

As of December 31, 2017 , 2016 , and 2015 , the Company was indebted as follows. All share and per common share amounts have been adjusted to reflect the Stock Split. Refer to Notes 1 and 21 for additional information.

	2017		2016		2015
Description	Balance	Interest	Balance	Interest	Balance	Interest
FHLB advance March 25, 2019	$2,000,000	4.26%	$2,000,000	4.26%	$2,000,000	4.26%
FHLB advance February 12, 2017	—	—%	2,000,000	1.15%	2,000,000	1.15%
FHLB advance September 7, 2017	—	—%	2,000,000	3.69%	2,000,000	3.69%
FHLB advance March 4, 2016	—	—%	—	—%	5,000,000	0.59%
Subtotal - FHLB advances	2,000,000		6,000,000		11,000,000

Senior promissory note July 31, 2019	2,000,000	5.50%	2,000,000	5.00%	5,000,000	6.75%
Junior subordinated debentures June 15, 2036	2,062,000	3.56%	2,062,000	2.87%	2,062,000	2.48%
Convertible Subordinated Notes December 31, 2017	—	—%	—	—%	3,333,932	8.50%
Other subordinated notes December 1, 2025	13,500,000	6.95%	13,500,000	6.95%	13,500,000	6.95%
Less: Unamortized debt issuance costs	(200,769)		(235,160)		(266,807)
Subtotal - other borrowed funds	17,361,231		17,326,840		23,629,125
	$19,361,231		$23,326,840		$34,629,125
Federal Home Loan Bank advances
The Federal Home Loan Bank advances require quarterly interest payments with principal and any remaining accrued interest due at maturity.
Senior promissory note
On July 30, 2014, the Company issued a $5,000,000 senior promissory note (the “Note”). The Note matures on July 31, 2019. The Company repaid $3,000,000 on this note on July 30, 2016. On that date, the Note was amended and the interest rate was fixed at 5.00% through September 30, 2017. Effective October 1, 2017, the Note was again amended to fix the interest rate at 5.50% through March 31, 2018. After March 31, 2018, the interest rate converts to a floating rate of the one-year LIBOR plus 6.00% adjusted on the first business day of each quarter.
Junior subordinated debentures
In June 2006, the Company formed Capital Bancorp (MD) Statutory Trust I (the “Trust”) and on June 15, 2006, the Trust issued 2,000 floating Rate Capital Securities (the “Capital Securities”) with an aggregate liquidation value of $2,000,000 to a third party in a private placement. Concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $62,000.

F-59

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 9 - Borrowed Funds (continued)

The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Floating Rate Debentures”). The Floating Rate Debentures for the Trust will mature on June 15, 2036, which may be shortened if certain conditions are met (including the Company having received prior approval of the Board of Governors of the Federal Reserve System and any other required regulatory approvals). These Floating Rate Debentures, which are the only assets of the Trust, are subordinate and junior in right of payment to all present and future senior indebtedness (as defined in the Indenture dated June 15, 2006) of the Company. The Floating Rate Debentures for the Trust accrue interest at a floating rate equal to the three-month LIBOR plus 1.87%, payable quarterly. As of December 31, 2017, 2016, and 2015, the rate for the Trust was 3.56%, 2.87%, and 2.48% respectively. The quarterly distributions on the Capital Securities will be paid at the same rate that interest is paid on the Floating Rate Debentures.
The Company has fully and unconditionally guaranteed the Trust’s obligation under the Capital Securities. The Trust must redeem the Capital Securities when the Floating Rate Debentures are paid at maturity or upon any earlier prepayment of the Floating Rate Debentures. The Floating Rate Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Capital Securities, or a change in existing laws that requires the Trust to register as an investment company.
The junior subordinated debentures are treated as Tier 1 capital, to a limited extent, by the Federal Reserve.
Convertible subordinated notes
On December 30, 2010, the Company issued $5,000,000 of 8.5% fixed rate convertible unsecured subordinated notes (the “Notes”). The Notes matured on December 31, 2017. The Notes were convertible into shares of the Company’s common stock at any time before maturity. The number of shares that would have been granted upon such a conversion would be determined by dividing the principal amount of the Notes by the conversion price, $12.00 per share. The conversion price would be proportionately adjusted to the nearest cent to reflect any change in the common stock price, which results from a merger, consolidation, recapitalization, reorganization, reclassification, stock dividend, stock split, reverse stock split, combination of shares, or a similar event. The Company had the right to redeem the Notes, in whole or in part, in a principal amount with integral multiples of $1,000, on any interest payment date (last day of March, June, September, and December of each year) on or after December 31, 2015 , at a redemption price of 100% of the principal amount of the Notes, plus interest accrued and unpaid to the date of redemption. During the year ended December 31, 2015, $1,666,068 of principal was converted to 555,356 newly issued shares of common stock at the $3.00 conversion price.
The Company notified the holders of the remaining $3,333,932 of Notes outstanding that it would redeem the remaining balance on March 31, 2016. During the year ended December 31, 2016 , $3,333,932 of principal was converted to 1,111,312 newly issued shares of common stock at the $3.00 conversion price.
Other subordinated notes
On November 24, 2015, the Company issued $13,500,000 of subordinated notes. The notes mature on December 1, 2025. The notes bear interest at 6.95% for the first five years, then adjust to the three‑month LIBOR plus 5.33% adjusted on March 1, June 1, September 1, and December 1 of each year. Interest is payable quarterly. There were related debt issuance costs incurred totaling $278,231. The costs are amortized to interest expense through the maturity date of the notes.
Available lines of credit
The Company has available lines of credit of $28,000,000 with other correspondent banks.

F-60

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 9 - Borrowed Funds (continued)

The Company may borrow up to 25% of its assets from the FHLB, based on collateral available to pledge to secure the borrowings. Borrowings from the FHLB are secured by a portion of the Company’s loan and/or investment portfolio. As of December 31, 2017, 2016, and 2015, the Company had pledged loans providing borrowing capacity of $78.8 million, $80.4 million, and $65.5 million, respectively. As of December 31, 2017, 2016, and 2015, the Company had pledged investment securities with a fair value of $7.5 million, $8.5 million, and $9.7 million, respectively, to the FHLB. As of December 31, 2017, 2016, and 2015, the Company had $84.1 million, $82.7 million, and $63.9 million, respectively, of available borrowing capacity from the FHLB.
As of December 31, 2017, 2016, and 2015, the Company had pledged commercial loans to the Federal Reserve Bank of Richmond to provide a borrowing capacity totaling $17.9 million, $29.7 million, $29.7 million, respectively, under its discount window program. There were no advances outstanding under this facility as of December 31, 2017, 2016, and 2015.
Certificate of deposit funding through a financial network is limited to 15% of the Bank’s assets, or approximately $152.4 million, $135.1 million, and $109.4 million as of December 31, 2017, 2016, and 2015, respectively.
Note 10 - Retirement Plan
The Company provides a defined contribution plan qualifying under Section 401(k) of the Internal Revenue Code to eligible employees. The Company contributes 3% of eligible compensation on behalf of all full‑time employees up to limits prescribed by the Internal Revenue Code. The Company’s contribution to the plan was $527,031 in 2017, $588,313 in 2016, and $513,887 in 2015.
Note 11 - Related-Party Transactions
The officers and directors of the Company enter into loan transactions with the Company in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers.
Activity in related-party loans during 2017, 2016, and 2015 follows:

	2017	2016	2015
Balance at beginning of year	$13,529,110	$19,786,393	$12,738,071
New loans	34,385,710	1,506,104	9,344,946
Amounts collected	(36,446,775)	(7,672,087)	(2,296,624)
Relationship changes	4,800,000	(91,300)	—
Balance at end of year	$16,268,045	$13,529,110	$19,786,393
Deposits from officers and directors and their related interests were $178.0 million at December 31, 2017, $170.8 million at December 31, 2016, and $121.3 million at December 31, 2015.
A director is an owner of a firm that provided professional services to the Company. Fees paid to the firm were $3,425, $11,381, and $11,985, in 2017, 2016, and 2015, respectively.
A director of the Company owns an interest in an entity from which the Company leases space for its Rockville, Maryland location. Payments made in accordance with the lease were $555,063, $539,018, and $479,699 in 2017, 2016, and 2015, respectively.

F-61

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 11 - Related-Party Transactions (continued)

Company directors, or their related interests, held $1.4 million, $1.4 million, and $3.4 million of the senior promissory notes outstanding as of December 31, 2017, 2016, and 2015, respectively.
Company directors, or their related interests, held $2.0 million of the convertible subordinated notes outstanding as of December 31, 2015.
Company directors, or their related interests, held $4.6 million, $5.0 million, and $2.9 million of participation loans from Church Street Capital as of December 31, 2017, 2016, and 2015, respectively.
Note 12 - Income Taxes
On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) became law. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate to 21 percent for tax years beginning after December 31, 2017.
The components of income tax expense are as follows:

	2017	2016	2015
Current
Federal	$4,612,141	$5,947,760	$3,940,671
State	1,230,480	1,531,931	1,088,919
	5,842,621	7,479,691	5,029,590
Deferred	(238,698)	(1,359,370)	(342,382)
Change in corporate income tax rate	1,385,599	—	—
	$6,989,522	$6,120,321	$4,687,208
The components of deferred tax benefit are as follows:

	2017	2016	2015
Allowance for loan and credit losses	$(705,537)	$(967,403)	$(459,521)
Reserve for recourse on mortgage loans sold	(6,001)	47,382	(7,896)
Nonaccrual interest	102,131	22,024	39,906
Foreclosed real estate write-downs	24,089	(8,168)	9,901
Stock-based compensation	(60,802)	(132,357)	(32,911)
Accrued severance	—	—	27,936
Long-term incentive program (LTIP)	(110,446)	—	—
Core deposit intangible	4,366	(2,276)	(4,526)
Net operating loss carryforward	(21,615)	(32,632)	(25,958)
Unrealized gain on loans held for sale	341,644	(316,971)	(78,734)
Accumulated depreciation	171,858	(1,601)	163,463
Valuation allowance	21,615	32,632	25,958
	$(238,698)	$(1,359,370)	$(342,382)

F-62

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 12 - Income Taxes (continued)

The components of the net deferred tax asset are:

	2017	2016	2015
Deferred tax assets
Allowance for loan and credit losses	$3,002,748	$3,602,436	$2,635,033
Reserve for recourse on mortgage loans sold	125,721	174,215	221,597
Nonaccrual interest	268,090	486,424	508,448
Foreclosed real estate write-downs	8,128	35,740	27,572
Stock-based compensation	187,914	208,564	76,207
Long-term incentive program (LTIP)	77,049	—	—
Core deposit intangible	26,621	42,525	40,249
Unrealized loss on cash flow hedging derivative	—	2,516	5,570
Unrealized loss on investment securities available for sale	95,529	17,801	—
Unrealized loss on loans held for sale	—	329,020	12,049
Net operating loss carryforward	212,367	155,805	123,173
	4,004,167	5,055,046	3,649,898
Deferred tax liabilities
Unrealized gain on investment securities available for sale	—	—	133,218
Unrealized gain on cash flow hedging derivative	1,589	—	—
Unrealized gain on loans held for sale	8,807	—	—
Accumulated depreciation	399,275	483,977	485,578
Deferred casualty gain	647	928	928
	410,318	484,905	619,724

Net deferred tax asset before valuation allowance	3,593,849	4,570,141	3,030,174

Valuation allowance	212,367	155,805	123,173

Net deferred tax asset	$3,381,482	$4,414,336	$2,907,001

F-63

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 12 - Income Taxes (continued)

The differences between the federal income tax rate of 34% and the effective tax rate for the Company are reconciled as follows:

	2017	2016	2015
Statutory federal income tax rate	34.00%	34.00%	34.00%
Increase (decrease) resulting from
State income taxes, net of federal income tax benefit	5.37	4.00	4.00
Nondeductible expenses	0.84	1.10	0.80
Tax exempt income	(0.22)	(0.20)	(0.20)
Change in corporate income tax rate	9.83	—	—
Other	(0.24)	0.43	(0.11)
	49.58%	39.33%	38.49%
Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the net deferred tax assets to net realizable value. As of December 31, 2017, management has determined that it is more likely than not that the majority of the deferred tax asset from continuing operations will be realized. At December 31, 2017, 2016, and 2015, a valuation allowance of $212,367, $155,805, and $123,173 was recognized, respectively, for a State of Maryland net operating loss carryforward that may not be realizable.
The Company does not have material uncertain tax positions and did not recognize any adjustments for unrecognized tax benefits. The Company remains subject to examination of income tax returns for the years ending after December 31, 2014.
Note 13 - Capital Standards
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional, discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
The Basel III Capital Rules became effective for the Bank on January 1, 2015 (subject to a phase‑in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the following table) of Common Equity Tier 1 capital, Tier 1 capital, and Total capital (as defined in the regulations) to risk‑weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).
In connection with the adoption of the Basel III Capital Rules, the Bank elected to opt‑out of the requirement to include accumulated other comprehensive income in Common Equity Tier 1 capital. Common Equity Tier 1 capital for the Bank is reduced by goodwill and other intangible assets, net of associated deferred tax liabilities and subject to transition provisions.

F-64

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 13 - Capital Standards (continued)

Under the revised prompt corrective action requirements, as of January 1, 2015, insured depository institutions are required to meet the following in order to qualify as “well capitalized:” (1) a common equity Tier 1 risk‑based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk‑based capital ratio of 10%; and (4) a Tier 1 leverage ratio of 5%. Management believes that, as of December 31, 2017, the Bank met all capital adequacy requirements under the Basel III Capital Rules on a fully phased‑in basis as if such requirements were fully in effect.
The implementation of the capital conservation buffer began on January 1, 2016, at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Bank.
The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk‑weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.
As of December 31, 2017, the most recent notification from the OCC has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank’s category.
The OCC, through formal or informal agreement, has the authority to require an institution to maintain higher capital ratios than those provided by statute, to be categorized as well capitalized under the regulatory framework for prompt corrective action.
The following table presents actual and required capital ratios as of December 31, 2017, 2016, and 2015, for the Company and the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2017, 2016, and 2015, based on the phase-in provisions of the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

F-65

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 13 - Capital Standards (continued)

(Dollar amounts in thousands)	Actual		Minimum Capital Adequacy		To Be Well Capitalized		Full Phase In of Basel III
December 31, 2017	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Company
Tier 1 leverage ratio (to average assets)	$82,428	8.10%	$40,724	4.00%	N/A	N/A	$40,724	4.00%
Tier 1 capital (to risk-weighted assets)	82,428	10.18%	58,717	7.25%	N/A	N/A	68,841	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	80,366	9.92%	46,569	5.75%	N/A	N/A	56,693	7.00%
Total capital ratio (to risk-weighted assets)	92,562	11.43%	74,915	9.25%	N/A	N/A	85,039	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$86,150	8.55%	$40,316	4.00%	$50,395	5.00%	$40,316	4.00%
Tier 1 capital (to risk-weighted assets)	86,150	10.78%	57,928	7.25%	63,920	8.00%	67,915	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	86,150	10.78%	45,943	5.75%	51,935	6.50%	55,930	7.00%
Total capital ratio (to risk-weighted assets)	96,148	12.03%	73,908	9.25%	79,900	10.00%	83,895	10.50%

December 31, 2016
The Company
Tier 1 leverage ratio (to average assets)	$72,841	8.01%	$36,388	4.00%	N/A	N/A	$36,388	4.00%
Tier 1 capital (to risk-weighted assets)	72,841	10.02%	48,145	6.63%	N/A	N/A	61,764	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	70,779	9.74%	37,244	5.13%	N/A	N/A	50,865	7.00%
Total capital ratio (to risk-weighted assets)	95,437	13.13%	62,679	8.63%	N/A	N/A	76,297	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$80,155	8.86%	$36,175	4.00%	$45,218	5.00%	$36,175	4.00%
Tier 1 capital (to risk-weighted assets)	80,155	11.12%	47,764	6.63%	57,678	8.00%	61,283	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	80,155	11.12%	36,950	5.13%	46,863	6.50%	50,468	7.00%
Total capital ratio (to risk-weighted assets)	89,171	12.37%	62,184	8.63%	72,097	10.00%	75,702	10.50%

December 31, 2015
The Company
Tier 1 leverage ratio (to average assets)	$61,513	8.51%	$28,904	4.00%	N/A	N/A	$28,904	4.00%
Tier 1 capital (to risk-weighted assets)	61,513	10.01%	36,858	6.00%	N/A	N/A	52,215	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	59,451	9.68%	27,643	4.50%	N/A	N/A	43,001	7.00%
Total capital ratio (to risk-weighted assets)	82,162	13.38%	49,144	8.00%	N/A	N/A	64,501	10.50%

The Bank
Tier 1 leverage ratio (to average assets)	$67,998	9.51%	$28,590	4.00%	$35,738	5.00%	$28,590	4.00%
Tier 1 capital (to risk-weighted assets)	67,998	11.35%	35,961	6.00%	47,949	8.00%	50,945	8.50%
Common equity tier 1 capital ratio (to risk-weighted assets)	67,998	11.35%	26,971	4.50%	38,958	6.50%	41,955	7.00%
Total capital ratio (to risk-weighted assets)	74,951	12.51%	47,949	8.00%	59,936	10.00%	62,932	10.50%

F-66

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 14 - Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used as the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.
The expense recognition of employee stock option and restricted stock awards resulted in net expense of approximately $625,870, $759,012, and $460,259 during the years ended December 31, 2017, 2016, and 2015, respectively.
All share and per common share amounts have been adjusted to reflect the Stock Split. Refer to Notes 1 and 21 for additional information.
Stock options:
In April 2002, the Company adopted a stock option plan. The plan provides for granting options to purchase shares of common stock to the directors and selected key employees of the Company and the Bank. The options granted to employees are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. In August 2017, the Company’s stockholders approved an increase in the number of shares available for grant to 4,173,520 , of which 920,200 are available for future grant at December 31, 2017 . Option prices are equal to or greater than the estimated fair value of the common stock at the date of grant. Options outstanding vest over a four-year period, whereby 25% of the options become exercisable on each anniversary of the grant date.
Information with respect to options outstanding during the years ended December 31, 2017, 2016, and 2015, is as follows:

	2017		2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,599,976	$6.36	1,565,664	$5.62	1,358,252	$4.61
Granted	260,600	12.38	268,200	8.43	446,800	7.34
Exercised	(358,332)	4.65	(191,740)	3.49	(208,140)	2.80
Expired/cancelled/forfeited	(138,800)	5.87	(42,148)	5.00	(31,248)	5.29
Outstanding at end of year	1,363,444	$8.01	1,599,976	$6.36	1,565.664	$5.62
Exercisable at end of year	644,472	$6.47	782,040	$5.32	646,488	$4.38
The weighted average fair value of options granted during the years ended December 31, 2017 , 2016 , and 2015 , was $2.68 , $1.94 , and $1.81 , respectively.

F-67

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 14 - Stock-Based Compensation (continued)

A summary of information about stock options outstanding is as follows at December 31, 2017, 2016, and 2015:

December 31, 2017	Weighted Average Exercise Price	Average Remaining Life (years)	Outstanding Shares	Exercisable Shares
	$5.00	1.0	211,952	211,952
	6.63	2.0	323,792	218,868
	7.50	3.0	328,900	154,100
	8.50	4.0	238,200	59,552
	12.38	5.0	260,600	—
	8.01	2.6	1,363,444	644,472
Intrinsic value on December 31, 2017			$5,951,363	$4,271,277

December 31, 2016
	$3.50	0.7	28,572	28,572
	4.25	1.0	279,956	279,956
	5.00	2.0	284,552	213,416
	6.63	3.0	381,696	170,848
	7.50	4.0	377,000	89,248
	8.50	5.0	248,200	—
	6.36	2.9	1,599,976	782,040
Instrinsic value on December 31, 2016			$3,421,285	$2,489,212

December 31, 2015
	$3.06	1.0	174,100	174,100
	3.50	1.8	28,572	21,428
	4.25	2.0	294,544	220,908
	5.00	3.0	298,552	149,276
	6.63	4.0	403,096	80,776
	7.50	5.0	366,800	—
	5.62	3.3	1,565,664	646,488
Intrisnic value on December 31, 2015			$1,645,530	$1,252,400
The aggregate intrinsic value as presented in the preceding tables is calculated by determining the difference between the estimated fair value of the stock as of December 31, 2017, 2016, and 2015, and the exercise price of the option, then multiply by the number of options outstanding. Stock options with exercise prices greater than the estimated fair value of the stock are not included in this calculation.
At December 31, 2017, there was $996,283 of total unrecognized compensation expense related to nonvested stock options to be recognized over the next four years. At December 31, 2016, there was $881,868 of total unrecognized compensation expense related to nonvested stock options to be recognized over the next four years. At December 31, 2015, there was $1.1 million of total unrecognized compensation expense related to nonvested stock options to be recognized over the next four years.

F-68

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 14 - Stock-Based Compensation (continued)

The intrinsic value of stock options exercised was $1.2 million, $628,487, and $671,510, during the years ended December 31, 2017, 2016, and 2015, respectively.
The weighted average fair value of options granted during 2017, 2016, and 2015, were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2017	2016	2015
Dividend yield	0.00%	0.00%	0.00%
Risk free interest rate	2.20%	1.94%	1.76%
Expected volatility	18.94%	21.07%	24.08%
Expected life in years	5	5	5
Restricted stock:
The Company from time-to-time also grants shares of restricted stock to key employees. These awards help align the interests of these employees with the interests of the stockholders of the Company by providing economic value directly related to increases in the value of the Company’s stock. These awards typically hold service requirements over various vesting periods. The value of the stock awarded is established as the fair market value of the stock at the time of the grant. The Company recognizes expense, equal to the total value of such awards, ratably over the vesting period of the stock grants.
All restricted stock agreements are conditioned upon continued employment. Termination of employment prior to a vesting date, as described below, would terminate any interest in non-vested shares. All restricted shares will fully vest in the event of change in control of the Company.
Nonvested restricted stock for the years ended December 31, 2017, 2016, and 2015, is summarized in the following table.

	2017		2016		2015
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	52,000	$7.45	—	$—	58,400	$3.50
Granted	10,000	12.38	52,000	7.45	—	—
Vested	(16,000)	7.50	—	—	(58,400)	3.50
Forfeited	(4,000)	6.88	—	—	—	—
Nonvested at end of year	42,000	$8.66	52,000	$7.45	—	$—

F-69

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 14 - Stock-Based Compensation (continued)

The vesting schedule of these shares as of December 31, 2017 is as follows:

Year	Shares
2018	16,000
2019	18,500
2020	2,500
2021	2,500
2022	2,500
42,000
At December 31, 2017, there was $243,750 of total unrecognized compensation expense related to nonvested restricted stock. At December 31, 2016, there was $267,210 of total unrecognized compensation expense related to nonvested restricted stock. There was no unrecognized compensation expense related to nonvested stock at December 31, 2015.
Note 15 - Loan Commitments
Outstanding loan commitments at December 31 were as follows:

	2017	2016	2015
Unused lines of credit
Commercial	$46,580,356	$44,926,179	$32,633,945
Commercial real estate	7,529,902	9,342,205	6,725,795
Residential real estate	7,072,371	8,489,332	2,908,878
Home equity	25,394,675	23,880,014	20,332,609
Secured credit card	30,160,522	20,376,666	14,911,148
Personal	147,524	996,372	572,282
Construction commitments
Residential real estate	56,462,928	55,369,209	51,630,141
Commercial real estate	7,349,726	3,119,288	—
	$180,698,004	$166,499,265	$129,714,798

Commitments to originate residential loans held for sale	$4,137,725	$6,777,809	$4,725,342

Letters of credit	$6,759,499	$4,597,637	$3,970,505
Lines of credit are agreements to lend to a customer as long as there is no violation of any condition of the contract. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee.

F-70

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 15 - Loan Commitments (continued)

The Company’s maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the credit commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss to be incurred by funding these loan commitments. As of December 31, 2017, 2016, and 2015, respectively, the Company had an allowance for off-balance-sheet credit risk of $901,298, $801,298, and $576,298, recorded in other liabilities on the consolidated balance sheet.
The Company makes representations and warranties that loans sold to investors meet their program’s guidelines and that the information provided by the borrowers is accurate and complete. In the event of a default on a loan sold, the investor may make a claim for losses due to document deficiencies, program compliance, early payment default, and fraud or borrower misrepresentations.
The Company maintains a reserve in other liabilities for potential losses on mortgage loans sold. During the years ended December 31, 2017, 2016, and 2015, the activity in this reserve is as follows:

Year Ended December 31,	2017	2016	2015
Balance at beginning of year	$441,665	$561,786	$541,770
Provision charged to operating expense	115,255	209,509	176,145
Recoveries	—	—	—
Charge-offs	(100,043)	(329,630)	(156,129)
Balance at end of year	$456,877	$441,665	$561,786

F-71

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 16 - Parent Company Financial Information

The balance sheets as of December 31, 2017 , 2016 , and 2015 , and statements of income and cash flows for the years then ended, for Capital Bancorp, Inc. (Parent only) are presented below. All share and per common share amounts have been adjusted to reflect the Stock Split. Refer to Notes 1 and 21 for additional information.

Balance Sheets
December 31,	2017	2016	2015
Assets
Cash and cash equivalents	$798,106	$1,551,594	$323,077
Investment in Capital Bank, NA	85,897,663	80,127,446	68,209,417
Investment in Church Street Capital, LLC	3,092,134	2,483,470	2,255,217
Capital Bancorp (MD) Statutory Trust	62,000	62,000	62,000
Loans receivable, net	7,207,965	3,650,330	12,275,696
Accrued interest receivable	82,928	56,533	53,081
Due from subsidiaries	—	50,278	6,525
Prepaid income taxes	134,972	203,763	239,237
Deferred income taxes	18,235	34,612	72,400
Other assets	536,998	93,548	85,901
	$97,831,001	$88,313,574	$83,582,551
Liabilities and Stockholders’ Equity
Borrowed funds	$17,361,231	$17,326,840	$23,629,125
Accrued interest payable	81,585	81,534	99,738
Due to subsidiaries	94,110	—	—
Other liabilities	175,000	157,498	196,849
	17,711,926	17,565,872	23,925,712
Stockholders’ equity
Common stock	115,372	111,447	102,258
Additional paid-in capital	27,050,741	24,617,135	22,749,269
Retained earnings	53,199,657	46,050,383	36,609,513
Accumulated other comprehensive income (loss)	(246,695)	(31,263)	195,799
Total stockholders’ equity	80,119,075	70,747,702	59,656,839
	$97,831,001	$88,313,574	$83,582,551

F-72

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 16 - Parent Company Financial Information (continued)

Statements of Income
Years Ended December 31,	2017	2016	2015
Interest and dividend revenue	$341,876	$460,754	$286,830
Dividend from Capital Bank, NA	2,450,000	2,700,000	1,700,000
Dividend from Capital Bancorp (MD) Statutory Trust	1,927	1,609	1,362
Total interest and dividend revenue	2,793,803	3,162,363	1,988,192

Interest expense	1,147,933	1,357,279	953,492

Net interest income	1,645,870	1,805,084	1,034,700

Provision for (recovery of) loan losses	—	(102,158)	135,000

Net interest income after provision for loan losses	1,645,870	1,907,242	899,700

Noninterest income	1,200	750	2,025
Noninterest expenses	(137,477)	(50,977)	(40,362)
Income before income taxes	1,509,593	1,857,015	861,363
Income tax benefit	308,449	286,615	285,137
Income before undistributed net income of subsidiaries	1,818,042	2,143,630	1,146,500
Equity in undistributed net income of subsidiaries	5,290,808	7,297,240	6,345,208

Net income	$7,108,850	$9,440,870	$7,491,708

F-73

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 16 - Parent Company Financial Information (continued)

Statements of Cash Flows
Years Ended December 31,	2017	2016	2015
Cash flows from operating activities
Interest and dividends received	$2,767,408	$3,158,911	$1,945,762
Noninterest revenue received	1,200	750	2,025
Interest paid	(1,113,491)	(1,375,483)	(855,809)
Cash paid to suppliers, net of reimbursements	(334,960)	22,217	234,960
Income taxes refunded	708,401	414,128	387,386
Net cash provided by operating activities	2,028,558	2,220,523	1,714,324

Cash flows from investing activities
Investment in Capital Bank, NA	—	(4,000,000)	(6,500,000)
Investment in Church Street Capital, LLC	(250,000)	—	—
Loans originated, net of repayments	(3,557,635)	8,727,524	(8,249,110)
Net cash provided (used) by investing activities	(3,807,635)	4,727,524	(14,749,110)

Cash flows from financing activities
(Repayment)/Issuance of debt	—	(2,968,349)	13,233,193
Repurchase of common stock	(511,942)	(3,420,771)	(1,378,475)
Proceeds from exercise of stock options	1,537,531	669,590	582,249
Net cash provided (used) by financing activities	1,025,589	(5,719,530)	12,436,967

Net increase (decrease) in cash and cash equivalents	(753,488)	1,228,517	(597,819)

Cash and cash equivalents at beginning of year	1,551,594	323,077	920,896
Cash and cash equivalents at end of year	$798,106	$1,551,594	$323,077

Reconciliation of net income to cash flows from operating activities
Net income	$7,108,850	$9,440,870	$7,491,708
Equity in undistributed net income of subsidiaries	(5,290,808)	(7,297,240)	(6,345,208)
Provision for loan losses	—	(102,158)	135,000
Deferred income taxes	16,377	34,734	(51,470)
Amortization of debt issuance costs	34,391	—	—
(Increase) decrease in other assets	(525,586)	(11,547)	(184,660)
Increase (decrease) in accrued interest payable	51	(18,204)	97,683
Increase (decrease) in other liabilities	17,502	(39,351)	52,877
Income tax benefit of stock options exercised	129,972	100,874	211,519
Director and employee compensation paid in Company stock	537,809	112,545	306,875
	$2,028,558	$2,220,523	$1,714,324

F-74

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 17 - Fair Value

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, recommend disclosures about fair value, and establish a hierarchy for determining fair value measurement. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:
Level 1 - Inputs to the valuation method are quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2 - Inputs to the valuation method include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and
Level 3 - Inputs to the valuation method are unobservable and significant to the fair value measurement.
Fair value measurements on a recurring basis
Investment securities available for sale - The fair values of the Company’s investment securities available for sale are provided by an independent pricing service. The fair values of the Company’s securities are determined based on quoted prices for similar securities. Equity securities are restricted shares in two banker’s banks.
Loans held for sale - The fair value of loans held for sale is determined using Level 2 inputs of quoted prices for a similar asset, adjusted for specific attributes of that loan.
Derivative financial instruments - Derivative instruments used to hedge residential mortgage loans held for sale and the related interest rate lock commitments include forward commitments to sell mortgage loans and are reported at fair value utilizing Level 2 inputs. The fair values of derivative financial instruments are based on derivative market data inputs as of the valuation date and the underlying value of mortgage loans for rate lock commitments.
The interest rate swap is reported at fair value utilizing Level 2 inputs. The Company obtains dealer quotations to value its swap. For purposes of potential valuation adjustments to its derivative position, the Company evaluates the credit risk of its counterparty. Accordingly, the Company has considered factors such as the likelihood of default by the counterparty and the remaining contractual life, among other things, in determining if any fair value adjustment related to credit risk is required.

F-75

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 17 - Fair Value (continued)

The Company has categorized its financial instruments measured at fair value on a recurring basis as of December 31, 2017, 2016, and 2015, as follows:

December 31, 2017	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment securities available for sale
U.S. government-sponsored enterprises	$17,369,707	$—	$17,369,707	$—
Municipal bonds	515,686	—	515,686	—
Corporate bonds	3,076,443	—	3,076,443	—
Mortgage-backed securities	33,066,876	—	33,066,876	—
	$54,028,712	$—	$54,028,712	$—
Loans held for sale	$26,344,241	$—	$26,344,241	$—
Derivative assets	$100,422	$—	$100,422	$—
Derivative liabilities	$(72,773)	$—	$(72,773)	$—

December 31, 2016
Investment securities available for sale
U.S. government-sponsored enterprises	$17,467,913	$—	$17,467,913	$—
Corporate bonds	3,078,546	—	3,078,546	—
Mortgage-backed securities	27,438,374	—	27,438,374	—
	$47,984,833	$—	$47,984,833	$—
Loans held for sale	$49,166,805	$—	$49,166,805	$—
Derivative assets	$1,948,700	$—	$1,948,700	$—
Derivative liabilities	$(140,199)	$—	$(140,199)	$—

December 31, 2015
Investment securities available for sale
U.S. government agency	$17,525,072	$—	$17,525,072	$—
Municipal bonds	—	—	—	—
Corporate bonds	1,527,505	—	1,527,505	—
Mortgage-backed securities	20,122,658	—	20,122,658	—
	$39,175,235	$—	$39,175,235	$—
Loans held for sale	$38,877,666	$—	$38,877,666	$—
Derivative assets	$157,716	$—	$157,716	$—
Derivative liabilities	$(14,284)	$—	$(14,284)	$—
Financial instruments recorded using FASB ASC 825-10
Under FASB ASC 825-10, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election, with respect to an item, may not be revoked once an election is made.

F-76

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 17 - Fair Value (continued)

The following table reflects the difference between the fair value carrying amount of loans held for sale, measured at fair value under FASB ASC 825-10, and the aggregate unpaid principal amount the Company is contractually entitled to receive at maturity:

December 31, 2017	Aggregate Fair Value	Difference	Contractual Principal
Loans held for sale	$26,344,241	$707,379	$25,636,862

December 31, 2016
Loans held for sale	$49,166,805	$481,458	$48,685,347

December 31, 2015
Loans held for sale	$38,877,666	$920,671	$37,956,995
During the years ended December 31, 2017, 2016, and 2015, the Company elected to account for loans held for sale at fair value to eliminate the mismatch that would occur by recording changes in market value on derivative instruments used to hedge loans held for sale while carrying the loans at the lower of cost or market. During the year ended December 31, 2017, mortgage banking revenue increased by $866,127 as a result of the change in fair value of loans held for sale. During the years ended December 31, 2016 and 2015, mortgage banking revenue was reduced by $803,577 and $199,606, respectively, as a result of the change in fair value of loans held for sale.
Fair value measurements on a nonrecurring basis
Impaired loans - The Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values. As of December 31, 2017, 2016, and 2015, the fair values consist of loan balances of $8,229,891, $3,428,944, and $5,768,981, net of valuation allowances of $59,959, $63,351, and $29,100, respectively.
Foreclosed real estate - The Company’s foreclosed real estate is measured at fair value less cost to sell. Fair value was determined based on offers and/or appraisals. Cost to sell the real estate was based on standard market factors. The Company has categorized its foreclosed real estate as Level 3.
Transactions in foreclosed real estate were as follows:

	2017	2016	2015
Beginning of year balance	$89,551	$202,813	$453,997
Improvement and additions	1,081,166	46,445	123,811
Write-downs	—	(104,707)	(104,000)
Proceeds from sale	(1,026,435)	(10,200)	(258,721)
Loss on sale	(51,568)	(44,800)	(12,274)
End of year balance	$92,714	$89,551	$202,813

F-77

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 17 - Fair Value (continued)

The Company has categorized its impaired loans and foreclosed real estate as follows:

December 31, 2017	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Impaired loans	$8,169,932	$—	$—	$8,169,932
Foreclosed real estate	$92,714	$—	$—	$92,714

December 31, 2016
Impaired loans	$3,365,593	$—	$—	$3,365,593
Foreclosed real estate	$89,551	$—	$—	$89,551

December 31, 2015
Impaired loans	$5,739,881	$—	$—	$5,739,881
Foreclosed real estate	$202,813	$—	$—	$202,813
The remaining financial assets and liabilities are not reported on the balance sheets at fair value. The calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31, 2017		December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Level 1
Restricted investments	$2,369,250	$2,369,250	$2,293,500	$2,293,500	$2,120,350	$2,120,350
Level 3
Loans receivable, net	$877,387,104	$872,445,859	$754,832,603	$753,358,701	$632,777,455	$633,969,249

Financial liabilities
Level 1
Noninterest bearing deposits	$196,635,473	$196,635,473	$156,206,247	$156,206,247	$122,245,735	$122,245,735
Securities sold under agreements to repurchase	11,260,363	11,260,363	9,659,094	9,659,094	12,439,952	12,439,952
Level 3
Interest bearing deposits	708,263,509	702,929,521	634,718,249	632,469,124	507,570,949	505,098,524
FHLB advances and other borrowed funds	19,361,231	19,413,256	23,326,840	23,634,283	34,629,125	34,921,945
The fair value of cash and cash equivalents and investments in restricted stocks is the carrying amount.
The fair value of certificates of deposit in other financial institutions is estimated based on interest rates currently offered for deposits of similar remaining maturities.
The fair value of loans receivable is estimated by discounting future cash flows, taking into consideration future loan losses, using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

F-78

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 17 - Fair Value (continued)

The fair value of noninterest bearing deposits and securities sold under agreements to repurchase is the carrying amount.
The fair value of checking and savings deposits, and money market accounts, is the amount payable on demand at the reporting date. Fair value of fixed maturity term accounts and individual retirement accounts is estimated using rates currently offered for accounts of similar remaining maturities.
The fair value of borrowings is estimated by discounting the value of contractual cash flows using current market rates for borrowings with similar terms and remaining maturities.
The fair value of outstanding loan commitments, unused lines of credit, and letters of credit are not included in the table since the carrying value generally approximates fair value. These instruments generate fees that approximate those currently charged to originate similar commitments.

F-79

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 18 - Lease Commitments

The Company has entered into agreements to lease premises at the following locations:

Location	Office	Lease expiration
Rockville, Maryland	Headquarters and branch office	June 30, 2018
North Bethesda, Maryland	Branch office	September 30, 2021
Washington, D.C.	Branch office and business development suite	April 30, 2022
Annapolis, Maryland	Mortgage production offices	September 30, 2018
Horsham, Pennsylvania	Credit card operations	April 30, 2020
Baltimore, Maryland	Loan production office	Month-to-month agreement
Bethesda, Maryland	Loan production office	October 31, 2018
Columbia, Maryland	Loan production office	May 1, 2022
Reston, Virginia	Loan production office	June 30, 2023
Certain agreements include options for the Company to renew for additional terms. Certain agreements require the payment of common area maintenance expenses, in addition to rent.
At December 31, 2017, the minimum rental commitment under the noncancellable leases is as follows:

Year	Amount
2018	$974,501
2019	574,500
2020	506,559
2021	463,863
2022	224,976
After 2022	70,259
$2,814,658
Rent expense was $1.4 million, $1.3 million, and $1.2 million, for the years ended December 31, 2017, 2016, and 2015, respectively.
Note 19 - Litigation
The Company is a party to legal actions normally associated with a financial institution. The aggregate effect of these, in management’s opinion, would not be material to the financial condition of the Company.

F-80

Capital Bancorp, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017, 2016, and 2015

Note 20 - Quarterly Results of Operations (unaudited)

The following table presents condensed unaudited information relating to quarterly periods in 2017 and 2016 ( in thousands ). All share and per common share amounts have been adjusted to reflect the Stock Split. Refer to Notes 1 and 21 for additional information.

	2017				2016
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Interest Income	$14,679	$15,003	$14,211	$12,773	$13,490	$12,559	$12,101	$11,093
Interest Expense	2,117	2,044	1,866	1,728	1,802	1,670	1,494	1,517
Net Interest Income	12,562	12,959	12,345	11,045	11,688	10,889	10,607	9,576
Provision for Loan Losses	785	700	620	550	1,068	1,207	1,560	456
Noninterest Income	3,024	4,901	4,342	2,883	5,422	5,986	5,334	3,731
Noninterest Expense	13,385	12,180	11,387	10,355	10,896	11,572	11,121	9,790
Income Before Provision for Income Taxes	1,416	4,980	4,680	3,023	5,146	4,096	3,260	3,061
Provision for Income Taxes	2,062	1,941	1,822	1,164	2,240	1,452	1,251	1,177
Net Income (Loss)	$(646)	$3,039	$2,858	$1,859	$2,906	$2,644	$2,009	$1,884

Basic earnings (losses) per common share	$(0.06)	$0.27	$0.26	$0.17	$0.27	$0.24	$0.18	$0.17
Diluted earnings (losses) per common share	$(0.06)	$0.27	$0.25	$0.17	$0.26	$0.24	$0.17	$0.17
Note 21 - Subsequent Events
On August 15, 2018, the company effected a four-for-one stock split of the Company's authorized, issued, and outstanding common stock, par value $.01 per share. The par value of the Company's common stock did not change. When the Stock Split occurred, each share of the Company's issued and outstanding common stock was automatically converted into four shares of issued and outstanding common stock of the Company. No fractional shares were issued in connection with the Stock Split. The Stock Split was approved by the Company's Board of Directors on August 1, 2018.

F-81

           Shares

[LOGO]
CAPITAL BANCORP, INC.

Common Stock

__________________________
PROSPECTUS
__________________________

Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

The date of this prospectus is               , 2018
Through and including           , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all costs and expenses, other than the underwriting discount, in connection with the sale of shares of our common stock being registered. We will pay for such costs and expenses. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee:

SEC registration fee	$ *
FINRA filing fee	$ *
Nasdaq listing fees and expenses	$ *
Transfer agent and registrar fees and expenses	$ *
Printing fees and expenses	$ *
Legal fees and expenses	$ *
Underwriter expenses	$ *
Accounting expenses	$ *
Miscellaneous expenses	$ *
Total	$ *
_______________

*	To be furnished by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Article VI of the Amended and Restated Articles of Incorporation of Capital Bancorp, Inc. (the “Corporation”) sets forth the circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:
ARTICLE VI.    Indemnification of Officers, Directors, Employees and Agents.
A.    Personal Liability of Directors. A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director except to the extent that by law a director’s liability for monetary damages may not be limited.
B.    Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgements, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permissible under Maryland law.
C.    Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Section B of this Article VI may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.
D.    Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.
E.    Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article VI.
F.    Security Fund; Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article VI.
The Maryland General Corporation Law provides, in pertinent part, as follows:
2-418 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.-
(a)    Definitions.    (1) In this section the following words have the meanings indicated.
(2)    “Corporation” includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

(3)    “Director” means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, other enterprise, or employee benefit plan.
(4)    “Expenses” include attorney’s fees.
(5)    (i) “Official capacity” means:
1.    When used with respect to a director, the office of director in the corporation; and
2.    When used with respect to a person other than a director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.
(ii)    “Official capacity” does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.
(6)    “Party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.
(7)    “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.
(b)    Permitted indemnification of a director.    (1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:
(i)    The act or omission of the director was material to the matter giving rise to the proceeding; and
1.    Was committed in bad faith; or
2.    Was the result of active and deliberate dishonesty; or
(ii)    The director actually received an improper personal benefit in money, property, or services; or
(iii)    In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.
(2)    (i)    Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.
(ii)    However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.
(3)    (i)    The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.
(ii)    The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttal presumption that the director did not meet that standard of conduct.

(4)    A corporation may not indemnify a director or advance expenses under this section for a proceeding brought by that director against the corporation, except:
(i)    For a proceeding brought to enforce indemnification under this section; or
(ii)    If the charter or bylaws of the corporation, a resolution of the board of directors of the corporation, or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly provide otherwise.
(c)    No indemnification of director liable for improper personal benefit.-A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.
(d)    Required indemnification against expenses incurred in successful defense.-Unless limited by the charter:
(1)    A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding, claim, issue, or matter in which the director has been successful.
(2)    A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:
(i)    If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or
(ii)    If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.
(3)    A court of appropriate jurisdiction may be the same court in which the proceeding involving the director’s liability took place.
(e)    Determination that indemnification is proper.-(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.
(2)    Such determination shall be made:
(i)    By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;
(ii)    By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (I) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

(iii)    By the stockholders.
(3)    Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in paragraph (2)(ii) of this subsection for selection of such counsel.
(4)    Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.
(f)    Payment of expenses in advance of final disposition of action. -
(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:
(i)    A written affirmation by the director of the director’s good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and
(ii)    A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.
(2)    The undertaking required by paragraph (1)(ii) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.
(3)    Payments under this subsection shall be made as provided by the charter, bylaws or contract or as specified in subsection (e)(2) of this section.
(g)    Validity of indemnification provision.-The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders of directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.
(h)    Reimbursement of director’s expenses incurred while appearing as witness.-This section does not limit the corporation’s power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.
(i)    Director’s service to employee benefit plan.-For purposes of this section:
(1)    The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director’s duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan:
(2)    Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and
(3)    Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director’s duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.
(j)    Officer, employee or agent.-Unless limited by the charter:

(1)    An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d) of this section;
(2)    A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and
(3)    A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.
(k)    Insurance or similar protection.-(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.
(2)    A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.
(3)    The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.
(l)    Report of indemnification to stockholders.-Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders’ meeting or prior to the meeting.
Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.
Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act:

(1)
In the past three years, we have granted (i) 975,600 stock options pursuant to our Stock Option Plan, and (ii) 62,000 shares of restricted stock to our employees and directors. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

(2)
On November 24, 2015, the Company issued $13,500,000 in aggregate principal amount of subordinated notes to accredited investors. The subordinated notes mature on December 1, 2025 and bear interest at 6.95% for the first five years, then adjust to the three-month LIBOR plus 5.33% adjusted on March 1, June 1, September 1 and December 1 of each year. The subordinated notes were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering. Sandler O’Neill + Partners, L.P. served as the placement agent for the private placement.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.
ITEM 17.    UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:
(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement[1]
3.1	Amended and Restated Articles of Incorporation[2]
3.2	Amended and Restated Bylaws[2]
4.1	Specimen common stock certificate[1]

The other instruments defining the rights of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	Opinion of Holland & Knight LLP[1]
10.1	Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan[2,3]
10.2	Form of Restricted Stock Award Agreement under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan[1,3]
10.3	Form of Restricted Stock Unit Award Agreement under the Capital Bancorp, Inc. Stock and Incentive Compensation Plan[1,3]
10.4	Form of Stock Option Award Agreement under the Capital Bancorp, Inc. Stock and Incentive Compensation Plan[1,3]
10.5	Form of Stock Appreciation Right Award Agreement under the Capital Bancorp, Inc. Stock and Incentive Compensation Plan[1,3]
10.6	Employment Agreement dated as of January 1, 2016 between Capital Bank, N.A. and Edward F. Barry2, [3]
10.7	Employment Agreement dated January 1, 2013 between Capital Bank, N.A. and Scot R. Browning[2,3]
21.1	Subsidiaries of Capital Bancorp, Inc.[2]
23.1	Consent of Holland & Knight LLP (contained in Exhibit 5.1)[1]
23.2	Consent of Elliott Davis, LLC[1]
24.1	Power of attorney (included on signature page)[1]
_______________

(1)	To be filed by amendment.

(2)	Previously filed.

(3)	Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Rockville, Maryland, on the            day of           , 2018.

CAPITAL BANCORP, INC.

By:
Edward F. Barry
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Edward F. Barry and Alan W. Jackson and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature		Title	Date

By:		Chief Executive Officer and Director (Principal Executive Officer)	, 2018
Edward F. Barry

By:		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018
Alan W. Jackson

By:		Chairman of the Board of Directors	, 2018
Stephen N. Ashman

By:		Director	, 2018
Scot R. Browning

By:		Director	, 2018
Joshua Bernstein

By:		Director	, 2018
Michael Burke

By:		Director	, 2018
Randall J. Levitt

By:		Director	, 2018
Deborah Ratner Salzberg

By:		Director	, 2018
Steven J. Schwartz

By:		Director	, 2018
James F. Whalen